

2024

Proxy Statement and Notice of Annual Meeting of Stockholders



Dear Fellow Stockholders and Clients,

I am pleased to share that in my first year as CEO, MarketAxess has made substantial progress in executing our long-term growth strategy, as we continued to innovate and meet accelerating client demand for more efficient workflows and better trading outcomes. We believe that our client franchise has never been stronger, with a record 2,108 active client firms on the platform, including a record 1,638 active U.S. client firms and a record 1,053 international active client firms. We reported a record $753 million in revenue in 2023, our 15th consecutive year of record annual revenue, as we continue our journey to transform the way fixed-income is traded, making it easier for institutions to invest in and trade bonds.

In 2023, we maintained our leadership position in U.S. corporate bond institutional trading and enhanced our geographic and product diversification. Average daily volume ("ADV") in our international product areas (Emerging Markets and Eurobonds) grew 10% in 2023, driven by strong Eurobond ADV, up 21% from 2022. Emerging Market industry volumes were lower in 2023, but 2024 is off to a great start, with strong growth across both hard currency and local currency markets. We also generated strong momentum in Municipal bonds, with record ADV of $440 million. We had a record 369 active firms on our municipal bond platform at the end of 2023 and we are continuing to integrate our MuniBrokers acquisition with Open Trading® to expand sources of liquidity for investors and dealers.

2023 Select Highlights

We continued to focus on technology solutions to improve the efficiency of bond trading, while also reducing transaction costs. For the full year 2023, estimated Open Trading transaction price improvement delivered to our clients was approximately $470 million.

We successfully launched our new, order-centric trading platform, MarketAxess X-Pro, which integrates our unique proprietary data and analytics products and our various trading protocols in a single platform. The combination of our unique data and technology helps traders optimize their trading strategy to improve trading results. X-Pro also includes new portfolio trading functionality with increased capacity for large portfolios that leverages our proprietary data and analytics.

We generated record information services and post-trade services revenue for the year of approximately $87 million in 2023, up 14% from the prior year. As we continue to enhance the quality of our data, we are increasingly seeing new entrants to credit, like hedge funds and systematic investors, leverage our data to deploy trading strategies they have developed in other asset classes.

We are experiencing growing momentum with our Latin American and Asia Pacific clients led by our market leading emerging market capabilities. We enhanced our award-winning Emerging Markets global e-trading platform with the launch of Open Trading for local currency bonds. The launch of Open Trading for emerging market local currency bonds represents a key addition to MarketAxess' end-to-end global offering. It connects local onshore dealers with a network of international buyside clients, significantly deepening the available liquidity pool.

We continue to experience strong demand for trading automation, with volume up 38% in 2023. Our automation suite now includes Auto-X, Auto Responder and Adaptive Auto-X, our algorithmic solution for clients.

To further accelerate our automation and client algorithm strategy, we acquired quantitative trading technology provider, Pragma, in early October 2023. We expect to deploy Pragma's advanced technology and analytics across our broader platform to enhance our technology stack with low-latency technology solutions.

ESG Progress

We continued to make significant advances in our ESG strategy, which includes initiatives that MarketAxess believes are critical to our long-term business success and an important expression of our Company's values. In 2023, under the oversight of our Board of Directions, we continued our commitment to strong governance practices, increased our investment in our people and continued to take a leadership role in supporting the transition to a greener economy through innovative sustainable finance solutions. Please download our 2023 ESG Report in the Investor Relations – ESG section of our website to learn more about these initiatives.

Looking Forward

We believe that the macro backdrop for fixed-income markets is creating an attractive operating environment for MarketAxess in 2024. Investors are increasing allocations to fixed-income in their portfolios due to the higher interest rate environment.

As we move into 2024, our client base continues to expand, and our geographic and product footprint continues to diversify sources of revenue. The investments we made in 2023 have better positioned MarketAxess to capture the long-term e-trading opportunity in the global fixed-income markets and create long-term value for our stockholders.

I would like to take this opportunity to thank all our stockholders for their partnership and our Board of Directors for their guidance and perspectives that have helped drive the growth of our Company. Most importantly, I would like to thank all MarketAxess employees for their many contributions and continued focus on delivering results for our clients and our stockholders.

Sincerely,

Christopher Concannon
Chief Executive Officer
April 24, 2024



MarketAxess Holdings Inc.
55 Hudson Yards, 15th Floor
New York, New York 10001

April 24, 2024

TO THE STOCKHOLDERS OF MARKETAXESS HOLDINGS INC.:

You are invited to attend the 2024 Annual Meeting of Stockholders (the "*Annual Meeting*") of MarketAxess Holdings Inc. (the "*Company*") scheduled for Wednesday, June 5, 2024 at 9:00 AM, Eastern Daylight Time. The Annual Meeting will be a virtual meeting of stockholders. You will be able to participate in the Annual Meeting, vote and submit your questions via live webcast by visiting www.virtualshareholdermeeting.com/MKTX2024*.* The Company's Board of Directors and management look forward to your participation.

Details of the business to be conducted at the Annual Meeting are provided in the attached Notice of Annual Meeting and Proxy Statement, which you are urged to read carefully.

We are pleased to take advantage of the U.S. Securities and Exchange Commission ("SEC") rules that allow issuers to furnish proxy materials to their stockholders on the Internet. We believe these rules allow us to provide our stockholders with the information they need, while lowering the costs of delivery and reducing the environmental impact of our Annual Meeting. On or about April 24, 2024, we expect to mail to our stockholders a Notice of Internet Availability of Proxy Materials ("Notice") containing instructions on how to access our Proxy Statement and Annual Report on Form 10-K for the year ended December 31, 2023 online and how to vote. The Notice contains instructions on how you can receive a paper copy of the Proxy Statement, proxy card and Annual Report if you only received a Notice by mail.

Your vote is important to us. Whether or not you plan to attend the Annual Meeting, your shares should be represented and voted. After reading the Proxy Statement, please cast your vote via the Internet or telephone or complete, sign, date and return the proxy card in the pre-addressed envelope that we have included for your convenience if you received paper copies. If you hold your shares in a stock brokerage account, please check your proxy card or contact your broker or nominee to determine whether you will be able to vote via the Internet or by telephone or how to instruct your broker to vote on your behalf.

On behalf of the Board of Directors, thank you for your continued support.

Sincerely,

Richard M. McVey

Richard M. McVey
Executive Chairman of the Board of Directors

NOTICE OF 2024 ANNUAL MEETING OF STOCKHOLDERS

Attend the Annual Meeting at:

www.virtualshareholdermeeting.com/MKTX2024

Your vote is very important, regardless of the number of shares you own. Please read the attached Proxy Statement carefully and complete and submit your proxy card via the Internet or sign and date your paper proxy card as promptly as possible and return it in the envelope that was enclosed if you received paper copies. Alternatively, you may be able to submit your proxy by touch-tone phone as indicated on the Notice or proxy card.

TO THE STOCKHOLDERS OF MARKETAXESS HOLDINGS INC.:

NOTICE IS HEREBY GIVEN that the 2024 Annual Meeting of Stockholders (the "Annual Meeting") of MarketAxess Holdings Inc., a Delaware corporation (the "Company"), will be held via live webcast on Wednesday, June 5, 2024, at 9:00 AM, Eastern Daylight Time. You can participate in the Annual Meeting, vote and submit your questions during the Annual Meeting by visiting www.virtualshareholdermeeting.com/MKTX2024. You must have your 16-digit control number included on your Notice of Internet Availability of Proxy Materials or your proxy card (if you received a printed copy of the proxy materials) to join the Annual Meeting.

At the Annual Meeting, we will:

1. vote to elect the 11 nominees named in the attached Proxy Statement as members of the Company's Board of Directors for terms expiring at the 2025 Annual Meeting of Stockholders;

2. vote to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the year ending December 31, 2024;

3. vote to approve, on an advisory basis, the compensation of the Company's named executive officers as disclosed in the attached Proxy Statement;

4. vote to approve an amendment to our Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") to limit the liability of certain of our officers as permitted pursuant to recent amendments to the Delaware General Corporation Law;

5. vote to approve the Board's proposal to create a stockholder right to call a special stockholder meeting;

6. vote on a stockholder proposal, if properly presented at the Annual Meeting; and

7. transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

These items are more fully described in the Company's Proxy Statement accompanying this notice.

The record date for the determination of the stockholders entitled to notice of, and to vote at, the Annual Meeting, or any adjournment or postponement thereof, was the close of business on April 8, 2024. You have the right to receive this Notice and vote at the Annual Meeting if you were a stockholder of record at the close of business on April 8, 2024. Please remember that your shares cannot be voted unless you cast your vote by one of the following methods: (1) vote via the Internet or call the toll-free number as indicated on the Notice or proxy card; (2) sign and return a paper proxy card; or (3) vote during the Annual Meeting at www.virtualshareholdermeeting.com/MKTX2024.



BY INTERNET
Visit 24/7
www.proxyvote.com



BY PHONE
Call 1-800-690-6903
in the U.S. or Canada to vote your shares



BY MAIL
If you received printed copies of the proxy materials, cast your ballot, sign your proxy card and return



PARTICIPATE IN THE ANNUAL MEETING
Vote during the Annual Meeting at www.virtualshareholdermeeting.com/MKTX2024 using your 16-digit control number

By Order of the Board of Directors,



Scott Pintoff
General Counsel and Corporate Secretary
New York, New York
April 24, 2024

TABLE OF CONTENTS

PROXY SUMMARY

This summary contains highlights about MarketAxess Holdings Inc. ("*MarketAxess*", the "*Company*", "*we*" or "*our*") and the upcoming 2024 Annual Meeting of Stockholders (the "*Annual Meeting*"). This summary does not contain all of the information you should consider in advance of the Annual Meeting and we encourage you to read the entire Proxy Statement before voting. This Proxy Statement, the accompanying Notice of Annual Meeting of Stockholders and proxy card are first being sent to stockholders on or about April 24, 2024. Whenever we refer in this Proxy Statement to the "Annual Meeting," we are also referring to any meeting that results from any postponement or adjournment of the June 5, 2024 meeting.

Annual Meeting information

Date and Time: Wednesday, June 5, 2024, at 9:00 AM, Eastern Daylight Time
Virtual Meeting: www.virtualshareholdermeeting.com/MKTX2024
Record Date: Monday, April 8, 2024

The Annual Meeting will be held in virtual format only.

Voting items

The following table summarizes the items on which we are asking our stockholders to vote at the Annual Meeting, along with the voting recommendations of our Board of Directors (the "Board" or "Board of Directors").

Item	Board Recommendation	Required Approval	Page Reference
1. Election of 11 Directors	FOR each nominee	Majority of votes cast for each nominee	3
2. Ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the year ending December 31, 2024	FOR	Majority of shares of Common Stock having voting power present in person or represented by proxy	26
3. Approval, on an advisory basis, of the compensation of the Company's named executive officers as disclosed in the attached Proxy Statement	FOR	Majority of shares of Common Stock having voting power present in person or represented by proxy	78
4. Approval of an amendment to the Company's Certificate of Incorporation to limit the liability of certain of our officers as permitted pursuant to recent amendments to the Delaware General Corporation Law	FOR	Majority of the outstanding shares of our Common Stock	79
5. Vote on the Board's proposal to create a stockholder right to call special stockholder meeting	FOR	Majority of shares of Common Stock having voting power present in person or represented by proxy	82
6. Vote on a stockholder's proposal to adopt a shareholder right to call a special shareholder meeting, if properly presented at the Annual Meeting	AGAINST	Majority of shares of Common Stock having voting power present in person or represented by proxy	85

How to vote

Your vote is important. Stockholders of record as of the Record Date are entitled to vote through one of the following options:

By Mail:	If you received printed copies of the proxy materials, cast your ballot, sign your proxy card and return.
Via the Internet:	To vote before the meeting, visit www.proxyvote.com. To vote at the meeting, visit www.virtualshareholdermeeting.com/MKTX2024. You will need the control number printed on your Notice, proxy card or voting instruction form.
By Telephone:	Call the phone number located on your Notice or proxy card.

PROPOSAL 1 — ELECTION OF DIRECTORS

The first proposal to be voted on at the Annual Meeting is the election of directors. Our Board currently consists of 12 directors, 10 of whom are not our employees. Each nominee for director was elected by the Company's stockholders on June 7, 2023, except Carlos Hernandez, who was appointed to the Board as of September 13, 2023. The directors are nominated for a term that begins at the Annual Meeting and ends at the 2025 Annual Meeting of Stockholders. Each director will hold office until such director's successor has been elected and qualified, or until such director's earlier resignation, retirement or removal. The Board will continue to evaluate its composition as part of its focus on self-assessment and board refreshment.

Richard Prager, who has been a director since July 2019, notified the Company that he would not stand for re-election to the Board at the Annual Meeting in order to focus on other commitments. Mr. Prager's service will cease as of the date of the Annual Meeting. Following the Annual Meeting, assuming the election of each director nominee, our Board will consist of 11 directors, 9 of whom are not our employees. The Company thanks Mr. Prager for his service.

Your vote

If you sign the attached or enclosed proxy card and return it to the Company, your proxy will be voted **FOR** each nominee, for terms expiring at the 2025 Annual Meeting of Stockholders, unless you specifically indicate on the proxy card that you are casting a vote against one or more of the nominees or abstaining from such vote.

A vote of the majority of the votes cast is required to elect each director. Abstentions and broker non-votes are not treated as votes cast and will therefore have no effect on the outcome of the vote.



BOARD RECOMMENDATION
The board unanimously recommends that you vote "FOR" the election of each of the following nominees:

- Richard M. McVey
- Christopher R. Concannon
- Nancy Altobello
- Steven L. Begleiter
- Stephen P. Casper
- Jane Chwick

- William F. Cruger
- Kourtney Gibson
- Carlos Hernandez
- Richard G. Ketchum
- Emily H. Portney

Each nominee currently serves as a director on our Board, and each nominee has agreed to continue to serve on the Board if such nominee is elected at the Annual Meeting. If any nominee is unable (or for good cause declines) to serve as a director at any time before the Annual Meeting, proxies may be voted for the election of a qualified substitute designated by the current Board, or else the size of the Board will be reduced accordingly. Biographical information about each of the nominees is included below under "*Director information*."

Qualifications for director nominees

Our Board has adopted minimum qualifications for our directors:

- substantial experience working as an executive officer for, or serving on the board of, a public company;

- significant accomplishment in another field or endeavor; or

- an ability to make a meaningful contribution to the oversight and governance of a company having a scope and size similar to our Company.

A director must have an exemplary reputation and record for honesty in his or her personal dealings and business or professional activity. All directors must demonstrate strong leadership skills and should possess a basic understanding of financial matters; have an ability to review and understand the Company's financial and other reports; and be able to discuss such matters intelligently and effectively. A director also needs to exhibit qualities of independence in thought and action. A candidate should be committed first and foremost to the interests of the stockholders of the Company. The key experience, qualifications and skills each of our directors brings to the Board that are important in light of our business are included in their individual biographies below.

Board of Directors skills and expertise

The Company's directors are selected on the basis of specific criteria set forth in our Corporate Governance Guidelines. All of our directors possess financial industry experience and a history of strategic leadership. In addition to those qualifications, listed below are the skills and experience that we consider important for our director nominees. More detailed information is provided in each director nominee's biography.

	Corporate Governance	Fixed Income/ Electronic Trading	Regulatory	Technology/ Cyber-security	Mergers and Acquisitions	Financial Planning and Capital Management	Accounting	Risk Management	Other Public Company Board Experience	Talent Management
Richard M. McVey	•	•	•	•	•	•		•		•
Christopher R. Concannon	•	•	•	•	•	•		•	•	•
Nancy Altobello	•		•		•	•	•	•	•	•
Steven L. Begleiter	•				•	•		•	•	•
Stephen P. Casper	•	•	•		•	•	•	•		•
Jane Chwick	•	•		•		•		•	•	•
William F. Cruger	•	•			•	•	•	•	•	
Kourtney Gibson		•	•			•	•	•	•	•
Carlos Hernandez	•	•	•		•	•		•		•
Richard G. Ketchum	•	•	•			•	•	•	•	
Emily Portney	•	•	•		•	•	•	•		•

Director diversity

The Company recognizes and embraces that having a diverse Board enhances both the Board's effectiveness in fulfilling its oversight role and the Company's performance. See "*Corporate governance and Board matters — Board diversity policy*" for more information.

We are subject to Nasdaq Listing Rule 5605(f), which, after a transition period, will require us to have, or explain why we do not have, at least two members of our Board who are diverse, including at least one diverse director who self-identifies as female and at least one director who self-identifies as an underrepresented minority or LGBTQ+. We currently meet the diversity objectives of this requirement.

In addition, we are also subject to Nasdaq Listing Rule 5606, which requires each Nasdaq-listed company, subject to certain exceptions, to provide statistical information about the company's board of directors, related to each director's self-identified gender, race, and self-identification as LGBTQ+. Below, please find the board diversity matrix for the Company:

Board Diversity Matrix (As of April 24, 2024)		
Total Number of Directors	12	
	Female	**Male**
Part I: Gender Identity		
Directors	4	8
Part II: Demographic Background		
African American or Black	1	0
Hispanic or Latinx	0	1
White	3	7

The charts below demonstrate the diversity of our current directors by age, gender and tenure.



AGE

1
40's
2
50's
7
60's
2
70's
62
average
director
age

GENDER DIVERSITY

Women
4
Men
8
director
diversity by
gender

TENURE

≥10 years
5
<5 years
3
5-9 years
4
director
diversity
by tenure

Director information

At the recommendation of the Nominating and Corporate Governance Committee, the Board has nominated the persons named below to serve as directors of the Company for a term beginning at the Annual Meeting and ending at the 2025 Annual Meeting of Stockholders.

Richard M. McVey



Age: 64
Director since: April 2000
Founder and Executive Chairman of the Board
Board Committees:
- None

Public Company Directorships:
- MarketAxess (NASDAQ: MKTX)

Qualifications and Career Highlights:

Richard M. McVey, our founder, has been our Executive Chairman since April 2023. Prior to this role, Mr. McVey served as our Chief Executive Officer and Chairman from our inception in 2000 to April 2023. As an employee of J.P. Morgan & Co., one of our founding broker-dealers, Mr. McVey was instrumental in the founding of MarketAxess. Prior to founding MarketAxess, Mr. McVey was Managing Director and Head of North America Fixed-Income Sales at J.P. Morgan, where he managed the institutional distribution of fixed-income securities to investors. Mr. McVey led MarketAxess through the Company's initial public offering in 2004, and since that time, MarketAxess has been one of the fastest growing financial technology companies in the U.S. public markets. Mr. McVey was named the Ernst & Young National Entrepreneur of the Year for financial services in 2012, and he has been named to the Institutional Investor Tech 40 list 15 times. Mr. McVey was a member of the U.S. Securities and Exchange Commission's ("SEC") Fixed Income Market Structure Advisory Committee, for which he chaired the Technology and Electronic Trading Sub-Committee from November 2017 to March 2021. Mr. McVey serves on the Board of Directors of the Board of Trustees of Colby College. He previously served on the Board of Directors of Miami (Ohio) University Foundation and Blue Mountain Credit Alternatives L.P., an asset management fund focused on the credit markets and equity derivatives markets. Mr. McVey received a B.A. in finance from Miami (Ohio) University and an M.B.A. from Indiana University.

Mr. McVey's role as one of our founders and his service as our Chief Executive Officer for over 20 years give him deep knowledge and understanding of all aspects of the business and operations of MarketAxess. Mr. McVey's extensive experience in the financial services industry, including significant leadership roles at J.P. Morgan, has provided the Company with comprehensive knowledge of the financial markets that we serve and the institutions and dealers that are our clients.

Christopher R. Concannon



Age: 56
Director since: January 2019
Board Committees:
- None

Public Company Directorships:
- MarketAxess (NASDAQ: MKTX)

Qualifications and Career Highlights:

Christopher R. Concannon has been our Chief Executive Officer since April 2023 and has been serving as Interim Chief Financial Officer since February 2024, which role is expected to end when Ms. Fiszel Bieler joins as Chief Financial Officer in May 2024. Prior to serving as Chief Executive Officer, Mr. Concannon served as our President and Chief Operating Officer from January 2019 to April 2023. Mr. Concannon previously served as President and Chief Operating Officer of Cboe Global Markets, Inc., one of the world's largest exchange holding companies, until 2019, a position he was appointed to upon Cboe's acquisition of Bats Global Markets, Inc. in 2017. Until Bats' acquisition by Cboe, Mr. Concannon served as President of Bats from December 2014, director from February 2015, and Chief Executive Officer from March 2015. Mr. Concannon has more than 20 years of experience as an executive at Nasdaq, Virtu Financial, Instinet and as an attorney at Morgan Lewis & Bockius and the SEC. Mr. Concannon received a B.A. from Catholic University, an M.B.A. from St. John's University, and a J.D. from Catholic University's Columbus School of Law.

Mr. Concannon brings to the Board extensive experience leading companies in the global exchange industry. Mr. Concannon also has deep and critical knowledge regarding automated trading, the delivery of innovative technology solutions, market structure and clearing operations.

Nancy Altobello



Age: 66
Director since: April 2019
Lead Independent Director
Board Committees:
- Compensation and Talent
- Nominating and Governance

Public Company Directorships:
- MarketAxess (NASDAQ: MKTX)
- Amphenol Corporation (NYSE: APH)
- WEX Inc. (NYSE: WEX)

Qualifications and Career Highlights:

Nancy Altobello was most recently Global Vice Chair, Talent of Ernst & Young ("EY"), a professional services firm, where she was responsible for EY's talent and people strategy worldwide from July 2014 until her retirement in June 2018. Previously, Ms. Altobello held a number of senior positions at EY, including Americas Vice Chair, Talent from 2008 to 2014, Managing Partner, Northeast Region Audit and Advisory Practices from 2003 to 2008 and Managing Partner, North American Audit Practice from 1999 to 2003. Throughout this time, Ms. Altobello also served as an audit partner for a number of leading global organizations. She currently serves on the Board of Directors of Amphenol Corporation and WEX Inc. She previously served on the Board of Directors of CA Technologies, Cornerstone OnDemand and MTS Systems Corporation until each of their respective acquisitions. Ms. Altobello received a B.S. in accounting from Fairfield University, earned a Corporate Director Certificate from Harvard Business School and a certificate in Climate Leadership from the Diligent Institute and is a Certified Public Accountant.

Ms. Altobello was selected to serve on the Board due to her financial, audit and Sarbanes Oxley compliance expertise, her knowledge of talent and people strategy, and her global business experience.

Steven L. Begleiter



Age: 62
Director since: April 2012
Board Committees:
- Finance (Chair)

Public Company Directorships:
- MarketAxess (NASDAQ: MKTX)
- Great Ajax Corp. (NYSE: AJX)

Qualifications and Career Highlights:

Steven L. Begleiter has been employed with Flexpoint Ford, LLC, a private equity group focused on investments in financial services and healthcare, since October 2008, where he currently serves as Managing Director. Prior to joining Flexpoint Ford, Mr. Begleiter spent 24 years at Bear Stearns & Co., serving first as an investment banker in the Financial Institutions Group and then as Senior Managing Director and member of its Management and Compensation Committee from 2002 to September 2008. Mr. Begleiter also served as head of Bear Stearns' Corporate Strategy Group. Mr. Begleiter currently serves on the Board of Directors of Great Ajax Corp. and certain portfolio companies of Flexpoint Ford, LLC. He previously served on the Board of Directors of WisdomTree Investments, Inc. Mr. Begleiter received a B.A. with Honors in economics from Haverford College.

Mr. Begleiter brings many years of leadership experience in the financial services and private equity industries to the Board. Mr. Begleiter also has extensive industry knowledge and expertise relating to mergers and acquisitions and capital formation.

Stephen P. Casper



Age: 74
Director since: April 2004
Board Committees:
- Audit (Chair)
- Compensation and Talent

Public Company Directorships:
- MarketAxess (NASDAQ: MKTX)

Qualifications and Career Highlights:

Stephen P. Casper was most recently the President of TRG Management L.P., the investment manager of the TRG Global Opportunity Master Fund, Ltd., from April 2010 to August 2012. From September 2008 to April 2010, Mr. Casper was a partner of Vastardis Capital Services, which provides fund administration and securities processing outsourcing services to hedge funds, funds of funds and private equity funds and their investment management sponsors. Prior to this, Mr. Casper was Chairman and Chief Executive Officer of Charter Atlantic Corporation, the holding company of Fischer Francis Trees & Watts, Inc. ("FFTW"), a specialist manager of U.S., global and international fixed-income portfolios for institutional clients, and Malbec Partners, a manager of single-strategy hedge funds. From April 2004 to January 2008, Mr. Casper was the President and CEO of FFTW. Mr. Casper joined FFTW as Chief Financial Officer in 1990 and was appointed Chief Operating Officer in May 2001. From 1984 until 1990, Mr. Casper was Treasurer of the Rockefeller Family Office. Mr. Casper is Vice-Chairman of the Board of Directors of GMO LLC, a global investment management firm providing clients with asset management solutions and services, since May 2014. Mr. Casper is a Certified Public Accountant and received a B.B.A. in accounting from Baruch College, from which he graduated magna cum laude, Beta Gamma Sigma, and an M.S. in finance and accounting from The Wharton School at the University of Pennsylvania.

Mr. Casper's experience in the fixed-income markets and financial services industry and his experience in financial reporting and accounting roles bring extensive public accounting, financial reporting, risk management and leadership skills to the Board.

Jane Chwick



Age: 61
Director since: October 2013
Board Committees:
- Nominating and Governance
- Risk (Chair)

Public Company Directorships:
- MarketAxess (NASDAQ: MKTX)
- M&T Bank Corporation (NYSE: MTB)
- Thoughtworks Holding, Inc. (NASDAQ: TWKS)
- Voya Financial, Inc. (NYSE: VOYA)

Qualifications and Career Highlights:

Jane Chwick was most recently the Co-Founder and Co-CEO of Trewtec, Inc., a technology advisory firm designed to help board members and CEOs evaluate the technology function in their companies, from September 2014 until the firm ceased operations in August 2017. Prior to this role, she was a Partner and Co-Chief Operating Officer of the Technology Division of Goldman Sachs Group, Inc. where she was responsible for financial and business planning, technical strategy and ongoing management of an 8,000-person organization until her retirement in April 2013. During her 30-year career at Goldman Sachs, Ms. Chwick held a number of senior positions, including Global Head of Technology of the Securities Division and Global Head of Derivatives Technology. Ms. Chwick served on many governance committees at Goldman Sachs, including the firm's Finance Committee, the firm-wide New Activity Committee and the Technology Risk Committee, and served as co-chair of the Technology Division Operating Committee. During her tenure, she drove the design, build and integration of technology across all of Goldman Sachs' derivatives businesses, including fixed income, commodities, currencies and equities. Ms. Chwick is a member of the Board of Directors of M&T Bank Corporation, Thoughtworks Holding, Inc. and Voya Financial, Inc., and Ms. Chwick previously served on the Board of Directors of Essent Group and People's United Financial, Inc. until its acquisition by M&T Bank Corporation in 2022. Ms. Chwick received a B.A. in mathematics from Queens College and an M.B.A. from St. John's University with a concentration in MIS and quantitative analysis.

Ms. Chwick's extensive technology leadership experience gained in a global financial services firm, combined with her depth of market knowledge and industry insight, bring valuable skills and strategic perspective to the Board.

William F. Cruger



Age: 65
Director since: November 2013
Board Committees:
- Audit
- Finance
- Nominating and Governance (Chair)

Public Company Directorships:
- MarketAxess (NASDAQ: MKTX)
- M&T Bank Corporation (NYSE: MTB)
- Virtu Financial, Inc. (NASDAQ: VIRT)

Kourtney Gibson



Age: 42
Director since: July 2020
Board Committees:
- Audit
- Compensation and Talent

Public Company Directorships:
- MarketAxess (NASDAQ: MKTX)

Qualifications and Career Highlights:

William F. Cruger was most recently Vice Chairman of Investment Banking at JPMorgan, a multinational investment bank and financial services company, where he was responsible for key client relationships on a global basis until his retirement in August 2013. Previously, Mr. Cruger held a number of senior positions at J.P. Morgan, including Managing Director in the Financial Institutions group from 1996 to 2011. During this time, he oversaw the rationalization of the firm's private equity investments in trading platforms and related ventures at LabMorgan from 2000 to 2001. Prior to this, Mr. Cruger ran the firm's investment banking practices in Japan from 1991 to 1996, Latin America from 1989 to 1991 and Emerging Asia from 1984 to 1988. He currently serves on the Board of Directors of M&T Bank Corporation and Virtu Financial, Inc., and has previously served on the Boards of Directors of Archipelago, Credittrade, Capital IQ. and People's United Financial, Inc. until its acquisition by M&T Bank Corporation. Mr. Cruger received a B.A. from Clark University and an M.B.A. from Columbia University.

Mr. Cruger's diverse experience in investment banking at a global financial services firm, his extensive knowledge of financial institutions and financial markets, his leadership roles as a director of other financial services firms, and his international business experience bring critical skills and strategic insight to the Board.

Qualifications and Career Highlights:

Kourtney Gibson has been the Chief Institutional Client Officer of TIAA, a leading provider of secure retirements and outcome-focused investment solutions, since July 2022. Previously, Ms. Gibson was Executive Vice Chairman of Loop Capital Markets, an investment bank, brokerage and advisory firm, from March 2022 to July 2022. Prior to this role, Ms. Gibson served in various roles at Loop Capital Markets, including as President from June 2016 to March 2022, Head of the Fixed Income Division from January 2015 to June 2016 and Head of the Equity Division from June 2005 to December 2015. Ms. Gibson is a member of The Economic Club of Chicago and previously served on the Board of lululemon athletica inc. until June 2023. Ms. Gibson also currently serves on the Board of Trustees at Viterbo University, the Board of the Dibia Dream Foundation and the Board of the Chicago Scholars Foundation. Ms. Gibson received an M.B.A. from the Kellogg School of Management at Northwestern University and a B.B.A. from the University of Miami.

Ms. Gibson brings to the Board her wealth of experience relating to the evolving market structure of both the fixed income and equity markets, as well her broad-based experience with institutional investor clients.

Carlos Hernandez



Age: 62
Director since: September 2023
Board Committees:
- Finance

Public Company Directorships:
- MarketAxess (NASDAQ: MKTX)

Qualifications and Career Highlights:

Carlos M. Hernandez is the founder and Chief Executive Officer of Pensativa Partners, his family office, which he founded in July 2023. Mr. Hernandez retired from JPMorgan, a multinational investment bank and financial services company, in April 2023 after 37 years of service. Prior to his retirement, at JPMorgan, Mr. Hernandez was Executive Chair of Investment and Corporate Banking from 2020 to April 2023 and served as a member of the Operating Committee and a member of the Corporate & Investment Bank Management Team. Previously, Mr. Hernandez served as Head of Global Banking at JP Morgan from 2014 to 2019. Prior to this position, he was Global Head of Investor Services and led JPMorgan's Global Equities and Prime Services business. Earlier in his career, he managed the Origination and Distribution business for the Americas, Institutional Equities for the Americas and Global Equity Capital Markets at JPMorgan. Before joining the Equities division, Mr. Hernandez was head of Investment Banking, Latin America at JPMorgan. Mr. Hernandez currently serves as Chairman of the Fund Board of Trustees for Calvary Hospital and a member of the Johns Hopkins University Krieger School of Arts and Sciences Advisory Board. He also serves as a Trustee at Greenwich Hospital and is a Director at Overland Advantage.

Mr. Hernandez previously served on the Company's Board from 2006 to 2019. Mr. Hernandez has a B.S. in Business from the State University of New York at Old Westbury and an M.B.A. from Columbia University. Mr. Hernandez brings a broad range of leadership experience and a deep understanding of the global financial markets and financial services and securities industries, including the particular needs of an international corporation, to the Board. Mr. Hernandez also has a unique understanding of, and experience with, our broker-dealer clients and their needs, particularly in the context of recent regulatory reform.

Richard G. Ketchum



Age: 73
Director since: April 2017
Board Committees:
- Audit
- Risk

Public Company Directorships:
- MarketAxess (NASDAQ: MKTX)

Qualifications and Career Highlights:

Richard G. Ketchum was most recently Chief Executive Officer of the Financial Industry Regulatory Authority, Inc. ("FINRA") from March 2009 to July 2016 and served as Chairman of FINRA's Board of Governors from March 2009 to August 2016. Prior to joining FINRA, Mr. Ketchum held a range of senior regulatory positions in the financial industry over twenty years, including as Chief Executive Officer of NYSE Regulation, Inc., President of the NASDAQ OMX Group Inc., a predecessor of Nasdaq, Inc., President and Chief Operating Officer of the National Association of Securities Dealers Inc., a predecessor of FINRA, and Director of the Division of Market Regulation at the SEC. Mr. Ketchum was also the General Counsel of the Corporate and Investment Bank of Citigroup Inc. Mr. Ketchum is on the Board of Directors of GSS, a subsidiary of BNY Mellon. He previously served as Non-Executive Chairman of the Board of Directors of Sculptor Capital Management, Inc. Mr. Ketchum received a B.A. from Tufts University and a J.D. from New York University School of Law.

Mr. Ketchum brings to the Board substantial regulatory experience in the securities industry and deep knowledge of the legal and compliance issues facing companies in the financial services industry.

Emily Portney



Age: 52
Director since: October 2017
Board Committees:
- Risk

Public Company Directorships:
- MarketAxess (NASDAQ: MKTX)

Qualifications and Career Highlights:

Emily Portney became the CEO of Asset Servicing for the Bank of NY Mellon ("BK"), a global financial services institution, in February 2023, after serving as the Chief Financial Officer of the firm from 2020 to 2023 and Head of Asset Servicing, Americas from 2018 to 2020. Emily is a member of BK's Executive Committee. As CEO of Asset Servicing, Emily oversees BK's largest business unit, providing investment administration, operational and technology solutions to traditional and alternative asset managers, asset owners, insurance companies, banks and broker-dealers. Prior to joining BK, Ms. Portney was Chief Financial Officer of Barclays International where she helped to establish the non-ring-fenced bank, and led a global organization spanning the Corporate and Investment Bank, the Private Bank, as well as Cards and Payments. Ms. Portney started her career at JPMorgan Chase & Co in 1993 and served in various senior roles including Global Head of Clearing and Collateral Management as well as Chief Financial Officer of Equities and Prime Services. Ms. Portney previously served on the Board of Directors of The Depository Trust & Clearing Corporation (DTCC). Ms. Portney received a B.A. from Duke University and an M.B.A. from Columbia University.

Ms. Portney brings leadership experience from a number of financial institutions. Ms. Portney also has in-depth experience relating to clearing operations and strategies and the requirements of operating a firm in a highly regulated industry.

CORPORATE GOVERNANCE AND BOARD MATTERS

Director independence

The Board of Directors has determined that each of our current directors, other than Mr. McVey, our Executive Chairman, and Mr. Concannon, our Chief Executive Officer and Interim Chief Financial Officer ("CEO"), currently meet the independence requirements contained in the NASDAQ listing standards and applicable securities rules and regulations. In determining the independence of each of our non-employee directors, the Board considered the transactions described under "Certain relationships and related person transactions – Other transactions." None of our non-employee directors has a relationship with the Company or its subsidiaries that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Board refreshment

We do not have director age or term limits, as we believe our efforts to regularly refresh the Board with new directors, as well as natural turnover, have achieved the appropriate balance between maintaining longer-term directors with deep institutional knowledge and new directors who bring new perspectives and diversity to our Board. Our Board reviews director tenure every year in connection with its director independence determinations. We plan to continue to refresh our Board of Directors to ensure that it is composed of high functioning, qualified and diverse members.

In addition, on an annual basis, the Nominating and Governance Committee reviews and makes recommendations to the Board related to the size, structure and composition of the Board and its Committees.

Board diversity policy

The Company recognizes and embraces that having a diverse Board enhances both the Board's effectiveness in fulfilling its oversight role and the Company's performance. The Company's Board Diversity Statement, included in our Corporate Governance Guidelines, cites diversity at the Board level as an essential element in the attainment of its strategic objectives and in achieving sustainable and balanced development. In designing the Board's composition, the Board takes a holistic view of diversity, considering, among other things, diversity of gender, age, race, ethnicity, nationality, cultural and educational background, professional experience, skills, knowledge and length of service. In any formal search for Board candidates, the Nominating and Corporate Governance Committee includes, and requests that any search firm that it engages include, qualified candidates with a diversity of race/ethnicity and gender in the initial pool from which the Committee selects director candidates. The ultimate decision on all Board nominations is based on merit and the contributions that the selected candidates will bring to the Board, having due regard for the benefits of diversity.

The Nominating and Corporate Governance Committee annually reviews the approval criteria for the selection of new directors and the evaluation and renomination of existing directors, including with regard to the Board Diversity Statement. This annual evaluation enables the Board and the Nominating and Corporate Governance Committee to update the skills and experience they seek in the Board as a whole, and in individual directors, as the Company's needs evolve and change over time, and to assess the effectiveness of efforts at promoting diversity.

We are subject to Nasdaq Listing Rule 5605(f), which, after a transition period, will require us to have, or explain why we do not have, at least two members of our Board who are diverse, including at least one diverse director who self-identifies as female and at least one director who self-identifies as an underrepresented minority or LGBTQ+. We currently meet the diversity objectives of this requirement. See "*Proposal 1 — Election of Directors — Director Diversity*" for more information.

How nominees to our Board are selected

Candidates for election to our Board of Directors are nominated by our Nominating and Corporate Governance Committee and ratified by our full Board of Directors for election by the stockholders. The Nominating and Corporate Governance Committee is tasked with identifying individuals qualified to become directors and considers candidates to fill positions on the Board based on a set of criteria for the selection and evaluation of directors approved by the Board. The Nominating and Corporate Governance Committee operates under a charter, which is available in the *Investor Relations — Corporate Governance* section of our corporate website at *www.marketaxess.com*. Under our By-Laws, directors are elected by a majority of the votes cast. Pursuant to our resignation policy, if an incumbent nominee for director does not receive at least a majority of the votes cast, that director is required to tender his or her resignation to the Board, subject to acceptance by the Board.

The Nominating and Corporate Governance Committee will give the same consideration to properly submitted candidates recommended by stockholders as they do candidates suggested by other parties. Stockholders may recommend candidates for the Nominating and Corporate Governance Committee's consideration by submitting such recommendations directly to the Nominating and Corporate Governance Committee as described below under "— *Communicating with our Board members*." In making recommendations, stockholders should be mindful of the discussion of minimum qualifications set forth above under "— *Qualifications for director nominees"* though meeting such minimum qualification standards does not imply that the Nominating and Corporate Governance Committee will necessarily nominate the person recommended by a stockholder. The Nominating and Corporate Governance Committee may also engage outside search firms to assist in identifying or evaluating potential nominees.

Board leadership structure

Currently, the roles of Chairman of the Board and CEO are held by two separate individuals. From 2000 until April 3, 2023 (the "Transition Effective Date"), Mr. McVey, MarketAxess' founder, served as both Chairman of the Board and CEO of the Company. On the Transition Effective Date, Mr. McVey became Executive Chairman and Mr. Concannon, formerly the Company's President and Chief Operating Officer, was promoted to CEO. As Executive Chairman, Mr. McVey focuses on supporting Mr. Concannon in his new role, further developing corporate strategy and working closely with key clients and our Board. This separation of the roles of Executive Chairman and CEO allows MarketAxess to continue to leverage Mr. McVey's industry expertise and extensive knowledge of MarketAxess while transitioning full management of MarketAxess' operations and business plans to Mr. Concannon.

Our Corporate Governance Guidelines provide that when the Chairman of the Board is an affiliated director or a member of the Company's management, the Chairman of the Nominating and Corporate Governance Committee shall act as the Lead Independent Director, unless otherwise determined by a majority vote of the independent directors of the Board. The independent directors of the Board have elected Ms. Altobello to serve as the Board's Lead Independent Director. Our Lead Independent Director is responsible for, among other things, consulting with the Executive Chairman regarding the agenda and meeting schedules for each Board meeting, coordinating the activities of the non-employee directors, including presiding over the executive sessions of non-employee directors, and serving as a liaison between the Executive Chairman and the non-employee directors. The Lead Independent Director also has the authority to call meetings of the independent directors and, if requested by significant shareholders, is available for consultation and direct communication. Our Lead Independent Director leads an executive session of the independent directors at each board meeting.

We believe that this Board leadership structure, when combined with the composition of the Board and the strong leadership of our independent directors and Lead Independent Director, strikes an appropriate balance between consistent leadership and independent oversight of MarketAxess' business and affairs.

The Board has established other structural safeguards that serve to preserve the Board's independent oversight of management. The Board is comprised almost entirely of independent directors who are highly qualified and experienced, and who exercise a strong, independent oversight function. The Board's Audit Committee, Compensation and Talent Committee, Nominating and Corporate Governance Committee, Risk Committee and Finance Committee are comprised entirely of, and are chaired by, independent directors. Independent oversight of our Executive Chairman's and CEO's performance is provided through a number of Board and committee processes and procedures, including regular executive sessions of non-employee directors and annual evaluations of our Executive Chairman's and CEO's respective performance against pre-determined goals. The Board believes that these safeguards preserve the Board's independent oversight of management and provide a balance between the authority of those who oversee the Company and those who manage it on a day-to-day basis.

Board committees

Audit Committee

The Audit Committee of the Board of Directors oversees the accounting and financial reporting process and the audits of the financial statements of the Company. The Audit Committee is also responsible for preparing the audit committee report required to be included in this Proxy Statement, and the Audit Committee is directly responsible for the appointment, retention, compensation and oversight of the Company's outside auditor. The Audit Committee currently consists of Mr. Casper (Chair), Mr. Cruger, Ms. Gibson and Mr. Ketchum.

The Board of Directors has determined that each member of the Audit Committee is an independent director in accordance with NASDAQ listing standards and Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Board has determined that each member of the Audit Committee is able to read and understand fundamental financial statements, including the Company's balance sheet, income statement and cash flow statement, as required by NASDAQ rules. In addition, the Board has determined that each member of the Audit Committee satisfies the NASDAQ rule requiring that at least one member of our Board's Audit Committee have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background that results in the member's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. The Board has also determined that each member of the Audit Committee is an "audit committee financial expert" as defined by the SEC. For information regarding the experience and qualifications of our Audit Committee members, see the information in this Proxy Statement under the section heading "*Proposal 1 – Election of Directors — Director information."*

Compensation and Talent Committee

The Compensation and Talent Committee of the Board of Directors (the "Compensation Committee") is responsible for reviewing and approving, and, as applicable, recommending to the full Board for approval, the compensation of the CEO and all other officers of the Company, as well as the Company's compensation philosophy, strategy, program design and administrative practices. The compensation programs reviewed and approved by the Compensation Committee consist of all forms of compensation, including salaries, cash incentives and stock-based awards and benefits. The Compensation Committee is also responsible for oversight of the Company's talent management processes, including talent acquisition, leadership development and succession planning for key roles, reviewing the Company's diversity, equity and inclusion programs, and reviewing the Company's corporate culture. The Compensation Committee currently consists of Mr. Prager (Chair), Ms. Altobello, Mr. Casper and Ms. Gibson. The Board of Directors has determined that each member of the Compensation Committee is an "independent director" in accordance with NASDAQ listing standards and a "non-employee director" under the applicable SEC rules and regulations. In light of Mr. Prager's decision to not stand for re-nomination, the Nominating and Corporate Governance Committee and the Board intend to review the composition and chairmanship of the Compensation Committee for the term beginning with the Annual Meeting.

Finance Committee

The Finance Committee assists the Board with its oversight of the Company's global treasury activities, mergers, acquisitions, divestitures, strategic investments, capital structure and capital allocation strategy, financing and liquidity requirements, dividends, stock repurchase authorizations, investor relations activities and insurance and self-insurance programs. The Finance Committee currently consists of Messrs. Begleiter (Chair), Cruger and Hernandez.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee of the Board of Directors identifies individuals qualified to become Board members and recommends for selection by the Board the director nominees to stand for election at each annual meeting of the Company's stockholders. In connection therewith, the Nominating and Corporate Governance Committee reviews certain policies regarding the nomination of directors and recommends any changes in such policies to the Board for its approval; identifies individuals qualified to become directors; evaluates and recommends for the Board's selection nominees to fill positions on the Board; and recommends changes in the Company's corporate governance policies, including the Corporate Governance Guidelines, to the Board for its approval. The Nominating and Corporate Governance Committee oversees the annual review of the performance of the Board of Directors, each director and each committee. The Nominating and Corporate Governance Committee also oversees the Company's environmental, social and governance strategy and initiatives. See "*Environmental, social and governance strategy and initiatives."* The Nominating and Corporate Governance Committee currently consists of Mr. Cruger (Chair), Ms. Altobello and Ms. Chwick. The Board of Directors has determined that each member of the Nominating and Corporate Governance Committee is an independent director in accordance with NASDAQ listing standards.

Risk Committee

The Risk Committee assists the Board with its oversight of the Company's risk management activities, with particular responsibility for overseeing designated areas of risk that are not the primary responsibility of another committee of the Board or retained for the Board's direct oversight. Items delegated to the Risk Committee by the Board include technology and cyber-security risk, credit risk, clearing risk and regulatory risk. The Risk Committee also oversees and receives reports related to the Company's cyber-security insurance policies and data security policies and procedures. The Risk Committee currently consists of Ms. Chwick (Chair), Mr. Ketchum, Ms. Portney and Mr. Prager. In light of Mr. Prager's decision to not stand for re-nomination, the Nominating and Corporate Governance Committee and the Board intend to review the composition of the Risk Committee for the term beginning with the Annual Meeting.

Meetings and attendance

The following table sets forth the chairs and membership structure of the Board and each standing Board committee as of April 24, 2024, and the number of Board and Board committee meetings held during 2023:

Board Structure and Meetings			
	Chair	Number of Members	Number of Meetings
Board	Executive Chair: McVey Lead Independent Director: Altobello	12	7
Audit Committee [1]	Casper	4	5
Compensation & Talent Committee	Prager	4	5
Finance Committee	Begleiter	3	8
Nominating and Corporate Governance Committee	Cruger	3	4
Risk Committee [1]	Chwick	4	7

(1) In addition to the meetings disclosed in the table above, the Audit and Risk Committees held one joint Audit and Risk Committee meeting in 2023.

The non-management directors met in executive session without management directors or employees at each of the meetings of the Board during 2023. We expect each director to attend each meeting of the full Board and of the committees on which such director serves and to attend the annual meeting of stockholders. All directors attended at least 75% of the meetings of the full Board and the meetings of the committees on which they served. All of the current directors who were serving on our Board at the time attended our 2023 annual meeting of stockholders (the "2023 Annual Meeting").

Risk oversight

The Board's involvement in risk oversight

The Board's responsibility is to oversee the Company's risk management processes over the short-, medium- and long-term by informing itself of the Company's material risks and evaluating whether management has reasonable controls in place to address the material risks. The Board is not responsible, however, for defining or managing the Company's various risks. See "—Management's involvement in risk oversight" below.

The Board of Directors and its committees oversee risk through regular reports from management. The Board's committees report on the matters discussed at the committee level to the full Board. The Risk Committee assists the Board with its oversight of the Company's risk management activities, including operational risks, cybersecurity risk, business resiliency and continuity, software change management and deployment and system capacity, credit and settlement risks and regulatory risks. Refer to Item 1C of the Company's Annual Report on Form 10-K for the year ended December 31, 2023 for more information on the Board's oversight of cybersecurity. The Audit Committee assists the Board in its oversight of the Company's significant financial risk exposures. In addition, the Compensation Committee is charged with reviewing and assessing risks arising from the Company's compensation policies. Risk management is a factor that the Board and the Nominating and Corporate Governance Committee consider when determining who to nominate for election as a director of the Company and which directors serve on each Committee. In addition, the Nominating and Corporate Governance Committee is charged with overseeing risk related to the Company's environmental, social and governance strategy and initiatives. The Board believes this division of responsibilities provides an effective and efficient approach for addressing risk management.

Management's involvement in risk oversight

The Company's management is responsible for defining the various short-, medium and long-term risks facing the Company, formulating risk management policies and procedures, and managing the Company's risk exposures on a day-to-day basis. The Company has adopted an Enterprise Risk and Resilience Framework (the "ERRF") to identify, assess, monitor, and control the Company's risks. The implementation and execution of the ERRF is headed by our Chief Risk Officer.

The Company maintains several management risk governance committees, including:

- The Global Management Team, which assists management's efforts to assess and manage risk and is comprised of the Company's senior managers. The Global Management Team assesses the Company's business strategies and plans and ensures that appropriate policies and procedures are in place for identifying, evaluating, monitoring, managing and measuring significant risks;
- The Credit Risk Management Committee, which is responsible for overseeing and challenging risk appetite for global credit risk exposures;
- The EMEA and APAC Operating Committee, which maintains operational oversight of the international business of MarketAxess across EMEA & APAC;
- The Data Management Committee, which is responsible for overseeing data risk-related matters including privacy considerations;
- The Information Security Management System Committee, which is responsible for maintaining the Company's global Information Security Management Framework and providing oversight on information security matters; and
- The Operational Risk Committee, which is responsible for ensuring operational risks are adequately resourced, risk assessed and controlled.

The Company follows the "three lines of defense" approach to risk management. The first line of defense is the Company's business functions that generate revenue. This line is changed with: (i) identifying, assessing, monitoring and managing the Company's risks within the Company's risk appetite limits; and (ii) identifying inherent and residual risks by process. The second line of defense is comprised of the Company's Risk and Legal and Compliance departments. This line is charged with: (i) independently assessing, quantifying and overseeing risks by the first line; and (ii) assisting risk owners in reporting risk-related information up and down the Company. The third line of defense is the Company's internal audit department. This line: (i) independently assesses and tests the effectiveness of the control processes established by the first line; (ii) independently evaluates design and effectiveness of the second line's risk management program; and (iii) provides global assurance to the Audit Committee and executive management on the effectiveness of internal controls and risk processes. See "—*Internal Audit's involvement in risk oversight*" below.

The Chief Risk Officer regularly prepares updates and reports for the Global Management Team, Risk Committee and the Board of Directors. Refer to Item 1C of the Company's Annual Report on Form 10-K for the year ended December 31, 2023 for more information on Management's role in oversight of cybersecurity.

Outside advisors' role in risk oversight

Management and our Board and its committees also engage outside advisors where appropriate to assist in the identification, oversight, evaluation and management of the risks facing our business. Advisors may be engaged either on a regular basis to inform the Board or management of ongoing risks, or occasionally to advise on specific topics.

Such advisors include auditors, law firms, financial firms, compensation consultants, cybersecurity experts and other consultants.

Internal Audit's involvement in risk oversight

Our internal audit department, led by our Chief Audit Executive and under the direct supervision of the Audit Committee, provides independent and objective assurance, verifies risk mitigation activities and strives to improve the Company's overall operations through effective internal controls. The internal audit department assesses the Company's disclosure controls and procedures and reports any material weaknesses or significant deficiencies to the Audit Committee. At each meeting of the Audit Committee, the Chief Audit Executive meets with the Audit Committee in a closed executive session.

Board evaluations

Each year, the members of the Board of Directors conduct a confidential written assessment of the Board's performance that is reviewed and summarized by the Company's Lead Independent Director and the Chair of the Nominating and Corporate Governance Committee. As part of the evaluation process, the Board reviews its overall composition, including director tenure, board leadership structure, diversity, including the effectiveness of its diversity policy, and individual skill sets, to ensure it serves the best interests of stockholders and positions the Company for future success. Each Board committee also conducts an annual written self-assessment of its performance during the prior year. The results of the assessments are then summarized and communicated back to the appropriate committee chairpersons and our Lead Independent Director. After the evaluations, the Board and management work to improve upon any issues or focus points disclosed during the evaluation process. As part of the evaluation process, each committee reviews its charter annually.

Succession planning and talent management

The Board is committed to positioning MarketAxess for further growth through ongoing talent management, succession planning and the deepening of our leadership bench. Management facilitates a formal talent management and leadership development review on an annual basis for the Board. The review is focused on both immediate, short-term coverage plans for all executives in the event of an unforeseen situation, as well as longer-term, strategic succession planning. A critical element of the review is an evaluation of the Company's formal leadership development and talent acquisition initiatives in order to ensure that our leadership team has the skills, capabilities and experience to effectively lead our existing, and future, global business. The review also focuses on the retention of key managers. The annual talent management and leadership development review is supplemented by an additional year-end review by the Board of the individual performance and year-end compensation proposals for the executive management team and other key staff.

The Board values diversity among the management team and strives to increase the diversity of the executive management team, as well as the management teams reporting to them. The Board considers formal and informal initiatives to promote diversity as part of their annual talent management review. In addition, in any external searches for executive management team candidates in which the Company considers candidates that are not employees of the Company, the Company will request that any search firm that it engages include qualified candidates with a diversity of race/ethnicity and gender in the initial pool from which the Company selects such executive management team candidates.

The Board has formal exposure to management at Board meetings, as well as at Board committee meetings and other discussions. There are other opportunities for more informal interaction with employees across the organization throughout the year through various events and collaborative experiences.

Code of Conduct, Code of Ethics and other governance documents

The Board has adopted a Code of Conduct that applies to all officers, directors and employees, and a Code of Ethics for the CEO and Senior Financial Officers, which includes our Chief Financial Officer ("CFO"). Both the Code of Conduct and the Code of Ethics for the CEO and Senior Financial Officers can be accessed in the *Investor Relations — Corporate Governance* section of our website at *www.marketaxess.com*. We intend to satisfy any disclosure obligations regarding waivers of or amendments to our Code of Ethics for the CEO and Senior Financial Officers by posting such information on our website at *www.marketaxess.com*.

You may also obtain a copy of these documents without charge by writing to MarketAxess Holdings Inc., 55 Hudson Yards, 15th Floor, New York, New York 10001, Attention: Investor Relations.

Copies of the charters of our Board's Audit Committee, Compensation Committee, Finance Committee, Risk Committee and Nominating and Corporate Governance Committee, as well as a copy of the Company's Corporate Governance Guidelines, can be accessed in the *Investor Relations — Corporate Governance* section of our website.

Communicating with our Board members

We make every effort to ensure that the views of stockholders are heard by the Board or by individual directors, as applicable, and we believe that this has been an effective process to date. Stockholders may communicate with the Board by sending a letter to the MarketAxess Holdings Inc. Board of Directors, c/o General Counsel, 55 Hudson Yards, 15th Floor, New York, New York 10001. The General Counsel will review the correspondence and forward it to our Executive Chairman and the Lead Independent Director, or to any individual director or directors to whom the communication is directed, as appropriate. Notwithstanding the above, the General Counsel has the authority to discard or disregard any communication that is unduly hostile, threatening, illegal or otherwise inappropriate or to take any other appropriate actions with respect to such communications.

In addition, any person, whether or not an employee, who has a concern regarding the conduct of the Company or our employees, including with respect to our accounting, internal accounting controls or auditing issues, may, in a confidential or anonymous manner where permitted by local law, communicate that concern in writing by addressing a letter to the Chairman of the Audit Committee, c/o Corporate Secretary, at our corporate headquarters address, which is 55 Hudson Yards, 15th Floor, New York, New York 10001, or electronically, at our corporate website, *www.marketaxess.com* under the heading "*Investor Relations — Corporate Governance*," by clicking the "*Confidential Ethics Web Form"* link.

Director compensation

For 2023, our Compensation Committee retained the services of Frederic W. Cook & Co., Inc. ("FW Cook") as its independent compensation consultant for purposes of advising on non-employee director compensation. FW Cook reports directly to the Compensation Committee and prepares an annual review of director compensation for the Compensation Committee. The Compensation Committee then submits any proposed changes in pay level or program structure to the full Board for its consideration, and if appropriate, approval.

FW Cook reviews and recommends compensation structure and adjustments based on the board compensation of our Proxy peer group (see "*Compensation discussion and analysis — How we determine pay levels — Peer group"*).

All directors, other than Mr. McVey and Mr. Concannon, are non-employee and independent directors. Mr. McVey and Mr. Concannon receive no additional compensation for their service as a director.

In 2023, the equity component of non-employee director compensation was increased from $140,000 to $160,000, as recommended by FW Cook. This change was effective as of July 1, 2023 and was made to better align director compensation with the market data provided by FW Cook.

A summary of the structure of our director pay program that is in effect as of July 2023 is as follows:

Director Compensation Pay Structure - Effective July 2023			
	Board Cash Retainer	Cash Committee Chair / LID Fee [1]	Cash Committee Membership Fee [1]	Board Equity Retainer
Annual Retainer - All	$85,000	-	-	$160,000
Audit Committee	-	$25,000	$12,500	-
Compensation / Talent Committee	-	$20,000	$10,000	-
Governance / Nominating Committee	-	$20,000	$10,000	-
Finance Committee	-	$20,000	$10,000	-
Risk Committee	-	$25,000	$12,500	-
Lead Independent Director [2]	-	$25,000	-	$25,000

(1)   Committee members serving as chair do not also receive a membership fee.

(2)   The Lead Independent Director may choose to receive the retainer in cash or a combination of cash and equity.

In June 2023, we granted 581 shares of restricted stock or restricted stock units ("RSUs"), at their option, to each non-employee director, except for Mr. Hernandez, who was granted a prorated amount of 493 shares of restricted stock in October 2023 after joining the Board in September 2023. Ms. Altobello, as Lead Independent Director, received 91 additional restricted stock units, equating to half of the Lead Independent Director Fee. All shares or units are scheduled to vest on the date of the next annual stockholders' meeting. The number of shares of restricted stock or RSUs granted was determined on the grant date by dividing the equity grant value of $160,000 by the average of the closing price of our Common Stock for the ten trading days up to and including the grant date. We expect to continue to compensate our non-employee directors with a combination of cash and equity awards. All equity awards to non-employee directors are made under the Company's 2020 Equity Incentive Plan.

Below is a summary of the amount and form of actual compensation received by each non-employee director in 2023:

Director Compensation for Fiscal 2023				
Name	Fees Earned or Paid in Cash [1] ($)	Stock Awards [2,5] ($)	All Other Compensation [3] ($)	Total ($)
Nancy Altobello	127,170	182,488	0	309,659
Steven L. Begleiter	105,000	157,776	0	262,776
Stephen P. Casper	120,000	157,776	1,664	279,441
Jane Chwick	120,000	157,776	1,411	279,188
William F. Cruger	127,500	157,776	9,771	295,047
Kourtney Gibson	107,500	157,776	1,411	266,688
Justin Gmelich [4]	27,143	0	0	27,143
Carlos Hernandez [4]	28,397	115,998	0	144,395
Richard Ketchum	108,160	157,776	1,411	267,348
Xiaojia Charles Li [4]	37,129	0	2,918	40,047
Emily Portney	97,500	157,776	1,411	256,688
Richard Prager [4]	117,500	157,776	1,411	276,688

(1) The amounts represent Board, Committee, Committee Chair and Lead Independent Director cash retainers earned in 2023.

(2) The amounts represent the aggregate grant date fair value of stock awards granted by the Company in 2023, computed in accordance with FASB ASC Topic 718. For further information on how we account for stock-based compensation, see Note 11 to the consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2023.

(3) Represents accrued dividends paid on restricted stock or RSUs, as applicable.

(4) Mr. Gmelich resigned from the Board, effective April 13, 2023, and Mr. Li ceased his service as a director on June 7, 2023, the date of the 2023 Annual Meeting. Mr. Hernandez was elected to the Board on September 13, 2023. Mr. Prager informed the Company that he would not stand for re-election to the Board at the Annual Meeting in order to focus on other commitments.

(5) The table below sets forth information regarding the aggregate number of unvested stock awards outstanding at the end of fiscal year 2023 for each non-employee director, including unvested stock awards granted in fiscal year 2023 and, in relation to Messrs. Begleiter and Cruger and Ms. Altobello, RSUs for which the director previously elected to defer receipt. There are no stock option awards granted to directors in fiscal year 2023 and no stock options outstanding at fiscal year-end.

Equity Awards Outstanding	
Name	Aggregate Number of Stock Awards Outstanding at Fiscal Year End
Nancy Altobello	1,707
Steven L. Begleiter	2,134
Stephen P. Casper	581
Jane Chwick	581
William F. Cruger	1,067
Kourtney Gibson	581
Carlos Hernandez	493
Richard Ketchum	581
Emily Portney	581
Richard Prager	581

Director common stock ownership and holding guidelines

To keep the interests of non-employee directors and stockholders aligned, the Board of Directors has adopted stock ownership guidelines for our non-employee directors. Non-employee directors are required to hold not less than the number of shares of Common Stock equal in value to five times the annual cash retainer payable to a director, or $425,000. The holding requirement must be achieved within five years after the director has become a Board member and maintained throughout the non-employee director's service with the Company. All shares of Common Stock beneficially owned by the director, including shares purchased and held personally, vested and unvested restricted shares, vested and unvested RSUs, settled performance shares, and shares deferred under a non-qualified deferred compensation arrangement, count toward the minimum ownership requirement. Vested and unvested stock options and unearned performance shares are excluded.

In addition to the ownership guidelines, all non-employee directors must hold all shares granted for service for a minimum of five years from the date of grant. Directors are also required, for a period of six months following his or her departure from the Board, to comply with the Company's Insider Trading Policy that, among other things, prohibits trading in the Company's securities during specified blackout periods.

As of April 1, 2024, the holding requirement was equal to 1,669 shares, calculated using a price of $254.67 per share, which was the average of the daily closing price of our Common Stock for the twelve-month period ended on March 31, 2024. All of our non-employee directors have either achieved the designated level of ownership or are in the five-year period following their appointment or election to the Board during which they are expected to achieve compliance.

Our equity plan provides for the accrual of dividends (or dividend equivalents) on unvested shares and units. However, dividends are not paid and are subject to forfeiture until all restrictions on the shares or units have lapsed.

We do not provide any retirement benefits or other perquisites to our non-employee directors.

Certain relationships and related person transactions

Related person transactions

Our related persons include our directors, director nominees, executive officers, holders of more than five percent of the outstanding shares of our Common Stock and the foregoing persons' immediate family members. We review relationships and transactions in which the Company and our related parties are or will be participants to determine whether such related persons have a direct or indirect material interest. As required under SEC rules, related person transactions that involve in excess of $120,000 and are determined to be directly or indirectly material to a related person are disclosed in this Proxy Statement. In addition, pursuant to its charter, the Audit Committee reviews and, if appropriate, approves or ratifies any related person transaction that is required to be disclosed.

Since January 1, 2023, there has not been, nor is there currently proposed, any related person transaction in which the Company was a participant, the amount involved exceeded or will exceed $120,000 and in which any related person had or will have a direct or indirect material interest.

Other transactions

Although not considered related person transactions that are required to be disclosed under SEC rules, each of the 5% stockholders that are listed under "*Security ownership of certain beneficial owners and management*" or their affiliated entities is a party to a user, dealer, data or other agreement that governs their access to, and activity on, our electronic trading platforms and access to our data products. In addition, from time to time, the Company and such stockholders could enter into other commercial agreements in which the 5% stockholder does not have a direct or indirect material interest.

In addition, certain entities for which some of our directors serve as employees or officers have entered into transactions with the Company, including user, dealer, data or other agreements that govern their access to, and activity on, our electronic trading platforms and access to our data products. Each of these agreements were entered into in the ordinary course of business and, subject to our usual trade terms, provide for the fees and expenses to be paid by such entities for the use of the platform or access to data. While these transactions are not considered related person transactions that are required to be disclosed under SEC rules, our Audit Committee reviews and approves such transactions on an annual basis.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE STRATEGY AND INITIATIVES

We are focused on growing our business sustainably by delivering long-term value for our customers, suppliers, stockholders, employees and the communities where we live and work. At MarketAxess, we think of our environmental, social and governance ("ESG") strategy as one that encompasses both corporate and commercial objectives. We aim to operate the Company responsibly while managing risks and using our resources wisely. Our 2023 ESG Report, when available, can be accessed in the *Investor Relations — Corporate Governance* section of our website. The report details topics identified by a non-financial materiality and prioritization assessment, including customer privacy, data security, ethical conduct of business, diversity, equity and inclusion, human capital management and employee health and wellbeing. The 2023 ESG Report, and our response to the Climate Disclosure Project's climate change questionnaire referenced below are not, and will not be deemed to be, part of this Proxy Statement or incorporated by reference into any of our filings with the SEC.

Our Board takes an active role overseeing our ESG initiatives and progress

The focus on strong corporate governance practices has long been part of the MarketAxess culture. Our Board is 83.3% independent and 41.7% diverse, based on race/ethnicity or gender. In 2023, our Board appointed Nancy Altobello as our Lead Independent Director. Her extensive audit experience, along with her deep global expertise in managing talent, diversity, and corporate culture, have made her an invaluable director since she joined the Board in 2019. Ms. Altobello has already made significant contributions as Lead Independent Director.

Our Board oversees our ESG initiatives and the Board's oversight is supported through its committees. For example, our Compensation and Talent Committee oversees the Company's diversity, equity and inclusion and human capital management practices. In 2023, the Committee reviewed reports from management on succession planning, recruiting, employer branding and our high potential talent review, among other topics. Our Risk Committee oversees the Company's cybersecurity practices and receives quarterly updates from our Chief Information Security Officer. The Board's committees report on the matters discussed at the committee level to the full Board.

We believe that a diverse and inclusive workforce will fuel our success

Our board remains focused on strengthening our diversity, equity and inclusion infrastructure, increasing diversity Company-wide and providing an environment where diverse employees thrive. While we are a small organization, our diverse client base spans the globe. We prioritize diversity of thought and experience and are intentional about every hire we make.

We have improved our representation of women in leadership positions, which we believe will drive long-term success. In February 2024, we announced that Ilene Fiszel Bieler will be joining MarketAxess as our Chief Financial Officer in May 2024. Following Ms. Fiszel Bieler's start with the Company, our Global Management Team will be 30.8% female, up from 15.4% in 2021.

We are investing in our talent throughout the organization

In 2023, we conducted a comprehensive talent review to identify our high potential employees with the ability, engagement and aspiration to rise to, and succeed in, more senior, business critical positions. In early 2024, we have started building on this work by providing a select group of our employees with one-on-one coaching services. We believe that this expert counsel will enable and empower employees to further invest in their career growth and maximize their personal and professional potential at MarketAxess. In addition to investing in our current employees, in 2023, we expanded our leadership bench with key hires across the organization, including a Global Head of Market Data and a Global Head of Data Technology.

We have also increased our investment in talent management and leadership development Company-wide. In 2023, as part of our annual goal setting process, employees were required to set their own development goals in addition to business operations goals. We also integrated our Leadership Expectations into our performance management processes in order to reinforce the importance of leading by example and developing team members. We believe that this re-energized focus on talent management and personal development will drive long-term performance by building our bench and training our leaders of tomorrow.

We are taking an active leadership role in sustainable finance

The Company is proud of our Trading for Trees program, in partnership with One Tree Planted, in which five trees are planted for every $1 million of green bonds traded on our platforms. In 2023, we surpassed the milestone of one million trees planted around the world since the program's inception just five years ago. In addition, in 2023, MarketAxess also began purchasing renewable energy-related transferable tax credits under the Inflation Reduction Act. We took advantage of this new transferability market to deliver value to our stockholders and the communities we live and work in by lowering our effective tax rate while simultaneously supporting the innovative producers of renewable energy and related components that will drive the United States' transition to a greener economy. We believe that both of these initiatives demonstrate the unique value of MarketAxess as a leader in the sustainable finance sector.

We continue to support our communities through our philanthropic efforts

Our philanthropic efforts are directed toward supporting underserved communities through work with groups like City Harvest, an organization focused on feeding hungry families and addressing food insecurity. We are also focused on youth education and supporting student access to technology, through work with partners such as PENCIL, an organization that brings together business professionals, educators and students across New York City through immersive programs, and IntoUniversity, which operates local learning centers for youth in the United Kingdom. We are focused on continuing our progress and making improvements in the years ahead.

PROPOSAL 2 — RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of our Board has appointed PricewaterhouseCoopers LLP ("*PwC*") as our independent registered public accounting firm to audit our consolidated financial statements for the year ending December 31, 2024 and to audit the Company's internal control over financial reporting as of December 31, 2024, and the Board is asking stockholders to ratify that selection. PwC has audited our consolidated financial statements each year since our formation in 2000. The Audit Committee periodically considers whether there should be a rotation of independent registered public accounting firms and the Audit Committee currently believes that the continued retention of PwC is in the best interests of the Company and our stockholders. Although current law, rules and regulations, as well as the charter of the Audit Committee, require our independent registered public accounting firm to be engaged, retained and supervised by the Audit Committee, the Board considers the selection of our independent registered public accounting firm to be an important matter of stockholder concern and considers a proposal for stockholders to ratify such selection to be an important opportunity for stockholders to provide direct feedback to the Board on an important issue of corporate governance. In the event that stockholders fail to ratify the appointment, the Audit Committee will reconsider whether or not to retain PwC, but may ultimately determine to retain PwC as our independent registered public accounting firm. Even if the appointment is ratified, the Audit Committee, in its sole discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company and its stockholders.

In 2011, the Company, in the ordinary course of its business, entered into a bulk data agreement with PwC for the purpose of supporting valuation conclusions reached by PwC in the normal course of PwC's audit and other work for its clients, which has been amended from time to time. Pursuant to the agreement, the Company provides bond pricing data to PwC on terms consistent with the terms of similar data sales agreements entered into by the Company. The aggregate revenue to the Company from the data agreement for the year ended December 31, 2023 was approximately $310,000. On an annual basis, the Audit Committee evaluates the effect of such agreement on the independence of PwC and has concurred with the opinion of the Company's management and PwC that the arrangement constitutes an "arm's-length" transaction that would not affect PwC's independence.

Representatives of PwC will be present at our Annual Meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions from stockholders.

Your vote

Unless proxy cards are otherwise marked, the persons named as proxies will vote **FOR** the ratification of PwC as the Company's independent registered public accounting firm for the year ending December 31, 2024. Approval of this proposal requires the affirmative vote of the holders of a majority of the shares of Common Stock having voting power present in person or represented by proxy. Abstentions will have the same effect as a vote AGAINST this proposal. Brokers have discretionary authority to vote on Proposal 2 and, therefore, there will be no broker non-votes on Proposal 2.



BOARD RECOMMENDATION

The board unanimously recommends that you vote "FOR" ratification of PwC as the Company's independent registered public accounting firm for the year ending December 31, 2024.

Audit and other fees

The aggregate fees billed by our independent registered public accounting firm for professional services rendered in connection with the audit of our annual financial statements included in our Annual Report on Form 10-K for the years ended December 31, 2023 and 2022 and the audit of our broker-dealer subsidiary annual financial statements, as well as fees paid to PwC for tax compliance and planning, if any, and other services, are set forth below.

Except as set forth in the following sentence, the Audit Committee, or a designated member thereof, pre-approves 100% of all audit, audit-related, tax and other services rendered by PwC to the Company or its subsidiaries. The Audit Committee has authorized the CEO and the CFO to purchase permitted non-audit services rendered by PwC to the Company or its subsidiaries up to, and including, a limit of $10,000 per service and an annual aggregate limit of $20,000 for all such services.

Each fiscal year, the Company's independent registered public accounting firm submits to the Audit Committee (and the Audit Committee requests from the independent registered public accounting firm) the written disclosures and the letter required by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence.

Each fiscal year, the independent registered public accounting firm also submits to the Audit Committee (and the Audit Committee requests from the independent registered public accounting firm), a formal written statement of the fees billed by the independent registered public accounting firm to the Company in each of the last two fiscal years for each of the following categories of services rendered by the independent registered public accounting firm: (i) the audit of the Company's annual financial statements and the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q or services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements; (ii) assurance and related services not included in clause (i) that are reasonably related to the performance of the audit or review of the Company's financial statements, in the aggregate and by each service; (iii) tax compliance, tax advice and tax planning services, in the aggregate and by each service; and (iv) all other products and services rendered by the independent registered public accounting firm, in the aggregate and by each service.

Set forth below is information regarding fees paid by the Company to PwC during the fiscal years ended December 31, 2023 and 2022.

Fee Category	2023	2022
Audit Fees [1]	$3,418,157	$2,869,147
Tax Fees [2]	75,000	228,000
All Other Fees [3]	6,000	10,650
Total	$3,499,157	$3,107,797

(1) The aggregate fees incurred include amounts for the audit of the Company's consolidated financial statements (including fees for the audit of our internal control over financial reporting), the audit of our broker-dealer subsidiary's annual financial statements and the audits of our foreign subsidiaries' annual statutory financial statements.

(2) Tax fees are comprised of fees for transfer pricing services.

(3) Other Fees are comprised of annual subscription fees for accounting related research and service fees related to XBRL conversion services.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee currently consists of Mr. Casper (Chair), Mr. Cruger, Ms. Gibson and Mr. Ketchum. Each member of the Audit Committee is independent, as independence is defined for purposes of Audit Committee membership by the listing standards of NASDAQ and the applicable rules and regulations of the SEC.

The Audit Committee appoints our independent registered public accounting firm, reviews the plan for and the results of the independent audit, approves the fees of our independent registered public accounting firm, reviews with management and the independent registered public accounting firm our quarterly and annual financial statements and our internal accounting, financial and disclosure controls, reviews and approves transactions between the Company and its officers, directors and affiliates, and performs other duties and responsibilities as set forth in a charter approved by the Board of Directors.

During fiscal year 2023, the Audit Committee met five times. The Company's senior financial management and independent registered public accounting firm were in attendance at such meetings. Following each quarterly meeting during 2023, the Audit Committee conducted a private session with the independent registered public accounting firm, without the presence of management. The Audit Committee also had one joint meeting with the Risk Committee during 2023.

The management of the Company is responsible for the preparation and integrity of the financial reporting information and related systems of internal controls. The Audit Committee, in carrying out its role, relies on the Company's senior management, including particularly its senior financial management, to prepare financial statements with integrity and objectivity and in accordance with generally accepted accounting principles, and relies upon the Company's independent registered public accounting firm to review or audit, as applicable, such financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB").

We have reviewed and discussed with senior management the Company's audited financial statements for the year ended December 31, 2023 which are included in the Company's 2023 Annual Report on Form 10-K. Management has confirmed to us that such financial statements (i) have been prepared with integrity and objectivity and are the responsibility of management and (ii) have been prepared in conformity with generally accepted accounting principles.

In discharging our oversight responsibility as to the audit process, we have discussed with PwC, the Company's independent registered public accounting firm, the matters required to be discussed by the applicable requirements of the PCAOB and the SEC.

We have received the written disclosures and the letter from PwC concerning their communications with us concerning independence, as required by applicable requirements of the PCAOB, and we have discussed with PwC their independence.

Based upon the foregoing review and discussions with our independent registered public accounting firm and senior management of the Company, we recommended to our Board that the financial statements prepared by the Company's management and audited by its independent registered public accounting firm be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2023, that was filed with the SEC.

Submitted by the Audit Committee of the Board of Directors:

Stephen P. Casper— Chair
William F. Cruger
Kourtney Gibson
Richard G. Ketchum

STOCK MATTERS

Security ownership of certain beneficial owners and management

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of April 8, 2024, by (i) each person or group of persons known by us to beneficially own more than five percent of our Common Stock, (ii) each of our named executive officers ("NEOs"), (iii) each of our directors and nominees for director and (iv) all of our directors and executive officers as a group.

The following table gives effect to the shares of Common Stock issuable within 60 days of April 8, 2024, upon the exercise of all options and other rights beneficially owned by the indicated stockholders on that date. Beneficial ownership is determined in accordance with Rule 13d-3 promulgated under Section 13 of the Exchange Act and includes voting and investment power with respect to shares. The percentage of beneficial ownership is based on 37,602,968 shares of Common Stock outstanding at the close of business on April 8, 2024. Except as otherwise noted below, each person or entity named in the following table has sole voting and investment power with respect to all shares of our Common Stock that such person or entity beneficially owns.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o MarketAxess Holdings Inc., 55 Hudson Yards, 15th Floor, New York, New York 10001.

	Number of Shares Beneficially Owned	Percentage of Stock Owned
5% Stockholders		
The Vanguard Group [1]	4,526,422	12.04%
BlackRock, Inc. [2]	3,178,566	8.45%
Guardian Capital LP [3]	1,882,832	5.01%
NEOs and Directors		
Richard M. McVey [4]	700,559	1.85%
Christopher R. Concannon [5]	120,059	*
Nancy Altobello [6]	1,040	*
Steven Begleiter [7]	7,566	*
Stephen P. Casper [8]	54,728	*
Jane Chwick [9]	7,255	*
William F. Cruger [10]	7,242	*
Kourtney Gibson [11]	1,587	*
Carlos Hernandez [12]	20,439	*
Richard G. Ketchum [13]	3,138	*
Emily H. Portney [14]	2,875	*
Richard Prager [15]	3,904	*
Kevin M. McPherson [16]	64,370	*
Naineshkumar S. Panchal [17]	1,269	*
Scott Pintoff [18]	5,638	*
Christophe Roupie [19]	4,251	*
Christopher N. Gerosa [20]	1,194	*
All Executive Officers and Directors as a Group (16 persons) [21]	1,005,920	2.66%

---

* Less than 1%.

(1)   Information regarding the number of shares beneficially owned by The Vanguard Group was obtained from a Schedule 13G filed by The Vanguard Group with the SEC on February 13, 2024. The principal business address of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

(2) Information regarding the number of shares beneficially owned by BlackRock, Inc. was obtained from a Schedule 13G filed by BlackRock, Inc. with the SEC on January 25, 2024. The principal business address of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001.

(3) Information regarding the number of shares beneficially owned by Guardian Capital LP was obtained from a Schedule 13G filed by Guardian Capital LP with the SEC on February 14, 2024. The principal business address of Guardian Capital LP is Commerce Court West, Suite 2700, P.O. Box 201, Toronto, Ontario, Canada M5L 1E8.

(4) Consists of (i) 526,697 shares of Common Stock owned individually; (ii) 2,000 shares of Common Stock owned by immediate family members; and (iii) 171,862 shares of Common Stock issuable pursuant to stock options granted to Mr. McVey that are or become exercisable within 60 days. Does not include (i) 14,943 shares of Common Stock issuable pursuant to stock options that are not exercisable within 60 days; (ii) 5,025 unvested RSUs; (iii) 89,607 deferred RSUs or (iv) 14,812 PSUs (as defined herein).

(5) Consists of (i) 32,695 shares of Common Stock owned individually and (ii) 87,364 shares of Common Stock issuable pursuant to stock options granted to Mr. Concannon that are or become exercisable within 60 days. Does not include (i) 17,341 shares of Common Stock issuable pursuant to stock options that are not exercisable within 60 days; (ii) 8,615 unvested RSUs; (iii) 668 deferred RSUs or (iv) 20,564 PSUs.

(6) Consists of (i) 368 shares of Common Stock owned individually; and (ii) 672 unvested RSUs that vest within 60 days. Does not include 1,035 deferred RSUs.

(7) Consists of (i) 6,985 shares of Common Stock owned individually; and (ii) 581 unvested RSUs that vest within 60 days. Does not include 1,553 deferred RSUs.

(8) Consists of (i) 9,339 shares of Common Stock owned individually; (ii) 44,808 shares of Common Stock held indirectly in a trust for which Mr. Casper's spouse is the trustee; and (iii) 581 unvested restricted stock awards that vest within 60 days.

(9) Consists of (i) 6,674 shares of Common Stock owned individually; and (ii) 581 unvested restricted stock awards that vest within 60 days.

(10) Consists of (i) 6,175 shares of Common Stock owned individually; (ii) 581 unvested restricted stock awards that vest within 60 days; and (iii) 486 deferred RSUs that will deliver within 60 days.

(11) Consists of (i) 1,006 shares of Common Stock owned individually; and (ii) 581 unvested restricted stock awards that vest within 60 days.

(12) Consists of (i) 19,946 shares of Common Stock owned individually; and (ii) 493 unvested restricted stock awards that vest within 60 days.

(13) Consists of (i) 2,557 shares of Common Stock owned individually; and (ii) 581 unvested restricted stock awards that vest within 60 days.

(14) Consists of (i) 2,294 shares of Common Stock owned individually; and (ii) 581 unvested restricted stock awards that vest within 60 days.

(15) Consists of (i) 3,323 shares of Common Stock owned individually; and (iii) 581 unvested restricted stock awards that vest within 60 days.

(16) Consists of (i) 64,370 shares of Common Stock owned individually. Does not include (i) 6,722 unvested RSUs or (ii) 7,742 PSUs.

(17) Consists of (i) 1,269 shares of Common Stock owned individually. Does not include (i) 7,013 unvested RSUs; or (ii) 7,597 PSUs.

(18) Consists of (i) 5,638 shares of Common Stock owned individually. Does not include (i) 3,864 unvested RSUs or (ii) 4,019 PSUs.

(19) Consists of (i) 4,251 shares of Common Stock owned individually. Does not include (i) 3,775 unvested restricted stock units or (ii) 5,041 PSUs.

(20) Consists of (i) 1,194 shares of Common Stock owned individually.

(21) Consists of (i) 740,395 shares of Common Stock owned individually; (ii) 6,299 shares or RSUs that vest or deliver within 60 days; and (iii) 259,226 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days. Does not include (i) 32,284 shares of Common Stock issuable pursuant to stock options that are not exercisable within 60 days; (ii) 34,014 RSUs that are unvested; (iii) 92,863 deferred RSUs or (iv) 59,775 performance shares PSUs.

Delinquent Section 16(a) reports

Section 16(a) of the Exchange Act requires our officers and directors, and persons who own more than 10 percent of a registered class of our equity securities, ("Reporting Persons") to file with the SEC reports of ownership and reports of changes in ownership of our common stock. Reporting Persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of such reports received or written representations from certain Reporting Persons, to the Company's knowledge, all Reporting Persons complied with all applicable requirements during fiscal year ended December 31, 2023, except for the following: Mr. Gerosa, the Company's former Chief Financial Officer, had one report related to the surrender of shares on August 1, 2023 to the Company to satisfy Mr. Gerosa's tax withholding obligation upon the vesting of RSUs previously granted to Mr. Gerosa that was inadvertently filed late on August 7, 2023.

EXECUTIVE OFFICERS

Set forth below is information concerning our executive officers as of the date hereof.

Name	Age	Title
Christopher R. Concannon	56	Chief Executive Officer and Interim Chief Financial Officer
Richard M. McVey	64	Executive Chairman
Kevin M. McPherson	53	Chief Revenue Officer
Naineshkumar S. Panchal	52	Chief Information Officer
Scott Pintoff	53	General Counsel and Corporate Secretary
Christophe Roupie	58	Head of EMEA and APAC

Christopher R. Concannon has been Chief Executive Officer since April 2023 and has been serving as our Interim Chief Financial Officer since February 2024, which role is expected to end when Ms. Fiszel Bieler joins as Chief Financial Officer in May 2024, as discussed below. He previously served as our President & Chief Operating Officer, from January 2019 to April 2023. Mr. Concannon has been a member of the Board of Directors since January 2019. See "*Proposal 1 – Election of Directors — Director information"* for a discussion of Mr. Concannon's business experience.

Richard M. McVey has been Executive Chairman since April 2023 and previously served as our Chairman and CEO from our inception to April 2023. See "*Proposal 1 – Election of Directors — Director information"* for a discussion of Mr. McVey's business experience.

Kevin M. McPherson has been Chief Revenue Officer since July 2023. Previously, Mr. McPherson served as Global Head of Sales from June 2014 to July 2023 and U.S. Sales Manager from January 2008 to June 2014. From March 1999 to December 2007, Mr. McPherson was a Sales Representative for the Company, running the Company's West Coast sales and distribution effort. From June 1996 to March 1999, Mr. McPherson worked within the Emerging Markets Fixed Income Group of Scudder Stevens & Clark, where he traded emerging market fixed income securities and supported portfolio administration. Mr. McPherson began his career at State Street Bank & Trust, where he worked from June 1994 to June 1996 as an accountant and auditor for fixed income and equities portfolios. Mr. McPherson received a B.A. in business administration from the University of Maine.

Naineshkumar S. Panchal has been Chief Information Officer since March 2022. Prior to his current role, Mr. Panchal served as a Managing Director of Goldman Sachs Asset Management Technology from November 2014 to February 2022. In that role, he served in various capacities, including a Global Co-Head of Technology, Asset Management Division from 2020 to 2021, Global Head of Goldman Sachs Asset Management Portfolio Management and Trading Technology from 2019 to 2020, Global Co-Head of Goldman Sachs Asset Management Portfolio Management and Trading Technology from 2018 to 2019 and Global Head of Fixed Income and Sales Technology, Asset Management Division from 2014 to 2018. Prior to this role, he was a Managing Director, Technology of Goldman Sachs Securities Division, serving in various capacities from 1996 to 2014. Mr. Panchal began his career as a Consultant, Financial Services at Andersen Consulting prior to his tenure at Goldman Sachs. He holds a B.A. and an M.A., each in Computer Science, from Cambridge University.

Scott Pintoff has been General Counsel and Corporate Secretary of MarketAxess since February 2014. In this role, Mr. Pintoff is responsible for the legal and compliance departments, as well as the regulatory affairs of the Company. Prior to joining MarketAxess, Mr. Pintoff was General Counsel and Corporate Secretary at GFI Group, a position he held since 2003. At GFI, Mr. Pintoff was responsible for all legal, regulatory and compliance matters, including GFI's initial public offering, all major acquisitions and implementation of the Dodd-Frank Act. Mr. Pintoff joined GFI Group in 2000 as Associate General Counsel. Prior to GFI, Mr. Pintoff was at Dewey Ballantine LLP from 1996 to 2000 within the mergers and acquisitions group. Mr. Pintoff received a B.A. (Honors) from Wesleyan University and a J.D from the New York University School of Law.

Christophe Roupie has been Head of EMEA and APAC since May 2020. From March 2017 through May 2020, Mr. Roupie was the Company's Head of Europe and Asia. Prior to joining MarketAxess, from October 2015 until October 2016, Mr. Roupie was the CEO of HiRock AG, a family office in Switzerland. From May 2005 to October 2015, Mr. Roupie was Global Head of Trading and Securities Financing at AXA Investment Managers. While at AXA Investment Managers, he managed trading teams in Paris, London, Hong Kong and Greenwich, Connecticut across equities, fixed income, FX, derivatives, repo and stock lending. Prior to this, Mr. Roupie was the Global Head of Fixed Income Trading at IXIS AM (now Natixis Asset Management) from October 2000 to March 2005.

In addition, in February 2024, the Company announced that Ilene Fiszel Bieler, age 55, has been appointed as Chief Financial Officer, effective May 2024. Ms. Fiszel Bieler has served as Executive Vice President, Global Head of Investor Relations and Chief Operating Officer of State Street Global Markets and Global Credit Finance of State Street Corporation ("State Street"), a global financial services and bank holding company, since 2022, and previously served as Executive Vice President, Global Head of Investor Relations of State Street from 2020 to 2022 and Senior Vice President, Global Head of Investor Relations of State Street from 2017 to 2020. Prior to State Street, Ms. Fiszel Bieler served in various positions, including as Head of Investor Relations and Strategy for the Americas at Barclays plc and Head of Fixed Income Investor and Rating Agency Relations at Citigroup Inc. Ms. Fiszel Bieler holds a B.A. from the University of Arizona and a Master of Urban Planning from New York University.

A LETTER FROM OUR COMPENSATION AND TALENT COMMITTEE

Dear Fellow Stockholders,

As members of MarketAxess' Compensation and Talent Committee (the "Compensation Committee"), we endeavor to create an executive compensation program that is performance-based, directly correlated with business and financial results, and designed to attract, reward and retain high caliber executives.

In 2023, we received strong positive feedback from stockholders on our compensation program. The 2023 say-on-pay proposal received 92.4% support, and subsequent stockholder engagement in late 2023 and early 2024, has generally been positive. The Compensation Committee seeks to include the input of our stockholders in the regular evaluation of our programs and welcomes continued stockholder feedback regarding our executive compensation practices. The Company reached out to stockholders who collectively represented over 65.0% of our outstanding common stock and had conversations with ten stockholders who requested engagement representing approximately 33.0% percent of our outstanding common stock. The feedback from our stockholders, including the welcomed evolution of our executive compensation programs over the last few years, was conveyed to our Compensation Committee. We remain determined to understand your perspectives and committed to considering constructive changes in response to your feedback.

Our compensation program is designed to reward the short-term and long-term success of the Company. The Company's 2023 NEO cash incentives were tied to both 2023 adjusted operating income and the executive's individual performance, including contributions to the Company's strategic objectives. The Company's 2023 equity incentives, granted in February 2024, were comprised 50% of performance stock units ("PSUs"), which measure a combination of market share, revenue growth, and operating margin, over a subsequent three-year performance period.

The structure of our performance equity awards has significantly aligned our stockholder interests and the compensation of our NEOs. The performance equity awards that were granted in 2021 were subject to composite market share and operating margin performance metrics, weighted at 50% each. The performance period of the 2021 Performance Equity Awards was from January 1, 2021 to December 31, 2023, a period in which the Company faced market headwinds in comparison to the year ended December 31, 2020. As a result, as a percentage of target performance, composite market share and operating margin funded at 77.8% and 0.0%, respectively, with a resulting payout calculated at 38.9% of target.

As further described under "Corporate governance – Board leadership structure," the Company completed the transition of our Chief Executive Officer position from Mr. McVey to Mr. Concannon. Mr. McVey continues to serve the Company as its Executive Chairman. We believe that this Board leadership structure, when combined with the composition of the Board and the strong leadership of our independent directors and Lead Independent Director, strikes an appropriate balance between consistent leadership and independent oversight of MarketAxess' business and affairs.

Our Compensation Committee is and will remain committed to the ongoing evaluation and improvement of our executive compensation program. We look forward to continuing the dialogue and encourage you to reach out with any questions or concerns related to our program before making your voting decision. Thank you for your investment in MarketAxess.

Submitted by the Compensation and Talent Committee of the Board of Directors:

Richard L. Prager – Chair
Nancy Altobello
Stephen P. Casper
Kourtney Gibson

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis ("CD&A") describes the Company's executive compensation program and provides an overview of the Company's pay for performance methodology and compensation decisions for the following NEOs:

Named Executive Officers	
Name	**Title**
Christopher R. Concannon	Chief Executive Officer and Interim Chief Financial Officer
Richard M. McVey	Executive Chairman
Kevin M. McPherson	Chief Revenue Officer
Naineshkumar S. Panchal	Chief Information Officer
Christophe Roupie	Head of EMEA & APAC
Christopher N. Gerosa	Former Chief Financial Officer

On April 3, 2023, Mr. Concannon, formerly the Company's President and Chief Operating Officer, was promoted to CEO and Mr. McVey, formerly the Company's CEO, became the Company's Executive Chairman.

On November 9, 2023, the Company announced that Christopher N. Gerosa, then Chief Financial Officer, would step down, effective January 31, 2024. Mr. Gerosa was employed by the Company as Chief Financial Officer as of December 31, 2023, but is no longer employed by the Company as of the date of this Proxy Statement. Mr. Concannon was appointed as Interim Chief Financial Officer on February 1, 2024.

In February 2024, the Company announced that Ilene Fiszel Bieler had been appointed as its Chief Financial Officer, effective May 2024. Ms. Fiszel Bieler is not included in this CD&A as she was not employed by the Company during the year ended December 31, 2023.

Responding to stockholders; evolving pay practices

Say-on-Pay support and 2023 stockholder engagement

Our annual say-on-pay vote ("Say-on-Pay") is one of our opportunities to receive feedback from stockholders regarding our executive compensation program. At the 2023 Annual Meeting, approximately 92.4% of the votes cast approved the Say-on-Pay proposal, consistent with our historical rate of support. The Company continues to conduct annual outreach with our stockholders to better understand investors' perspectives on our compensation program and incorporate their feedback. Following the 2023 Annual Meeting, we continued this dialogue by reaching out to stockholders who collectively represented over 65.0% of our outstanding common stock and had conversations with ten stockholders who requested engagement representing more than 33.0% percent of our outstanding common stock. During our outreach, we discussed a range of relevant topics with stockholders, including the evolution of our executive compensation programs, for which we received consistently positive feedback.

Our stockholders provided positive feedback on our fourth ESG Report, the depth of our materiality assessment, our transparency around human capital management and DEI initiatives, and our continued progress on measuring the Company's carbon emissions.

Stockholder feedback was relayed directly to the Board of Directors, including to relevant Board committees that oversee various ESG Topics. See "*Environmental, social and governance strategy and initiatives — Board and management oversight of ESG matters*" for more information.

Executive summary

MarketAxess 2023 performance overview

In 2023, we made significant strides in enhancing our client franchise, increasing client engagement with MarketAxess X-Pro, our new trading platform, and delivering solid growth in average daily volume across new product areas and regions. In 2023, we also acquired Pragma LLC and Pragma Financial Systems LLC (collectively, "Pragma"), a quantitative trading technology provider specializing in algorithmic and analytical trading services, which we expect to accelerate our development of artificial intelligence driven execution algorithms across many of our key product areas.

We had record total revenues and total expenses of $752.5 million and $437.5 million in 2023, up 4.8% and 11.8%, respectively, from 2022. Total revenues includes Pragma revenues of $7.6 million and an increase of $1.8 million from the impact of foreign currency fluctuations. Total expenses includes Pragma operating expenses of $8.7 million, acquisition-related expenses and costs associated with efficiency initiatives of $2.4 million and an increase of $1.7 million from the impact of foreign currency fluctuations. We had diluted earnings per share of $6.85 on net income of $258.1 million in 2023, up from diluted earnings per share of $6.65 on net income of $250.2 million in 2022.

Operating income was $315.0 million, down 3.6% from 2022, but up from $250.9 million in 2019, representing a 5-year compound annual growth rate of 8.2%.

Open Trading continues to be a key differentiator for the Company, with 35.2% of total credit trading executed via Open Trading in 2023. We estimate that Open Trading generated $701.9 million of price improvement for our clients in 2023. This Open Trading price improvement is in addition to the potential cost savings institutional investors can achieve by simultaneously requesting bids or offers from our broker-dealer clients via our traditional disclosed request-for-quote protocol.

We had record average daily volumes ("ADV") of $12.5 billion in total credit and $5.9 billion in U.S. high grade bonds. Beyond our core business, we made progress expanding our new growth initiatives, including with record ADV of $2.9 billion in emerging market bonds, $1.8 billion in Eurobonds and $440.4 million in municipal bonds. In addition, we made significant advances in automation with record automation volume of $303.3 billion on a record 1.8 million automated trades, up 37.8% and 43.7%, respectively from 2022.

Elements of executive compensation

Our NEO's compensation is comprised of base salaries, annual cash incentive compensation and various forms of equity granted under our 2020 Equity Incentive Plan. The combination of these elements enables us to offer a competitive, cost-effective compensation program that balances variable, or at-risk, compensation with prudent risk-taking and the interests of our stockholders. Equity awards may be granted on an annual basis or as one-time awards, including multi-year awards that are attributed over multiple years of compensation. We believe that equity awards serve as an important part of a NEO's compensation in that they further ensure alignment of the NEO's interests with those of our stockholders.

Annual variable cash and equity compensation gives the Compensation Committee the flexibility to tie NEO compensation to individual and corporate performance, which is an important element of our pay philosophy and each NEO's compensation.

The table below summarizes the elements of our compensation program as in effect for fiscal year 2023 and how each element supports the Company's compensation objectives:

Component		Performance Link	Description
Base Salary	Cash	N/A	• Provides a consistent minimum level of compensation that is paid throughout the year at a cost-effective level for the Company
Annual Cash Incentive	Cash	Adjusted operating income (60% for Messrs. Concannon and McVey; 50% for all other NEOs)	• Performance-based cash incentive opportunity • Rewards short-term performance in a framework that discourages excessive risk-taking
		Individual performance and contributions to strategic objectives (40% for Messrs. Concannon and McVey; 50% for all other NEOs)	
Long-Term Annual Equity Incentive	50% PSUs	U.S. credit market share (1/3rd)	• Financial performance targets are pre-determined by the Compensation Committee and reflect our financial and strategic long-term goals • Three-year performance periods with one- year calculation periods • Targets for years two and three are generally linked to prior year's targets or results • Cliff-vest after three years
		Revenue growth excluding U.S. credit (1/3rd)	
		Operating margin (1/3rd)	
	50% Time vested equity (RSUs and stock options)	Stock price performance	• Stock-based awards establish direct alignment with our stock price performance and stockholder interests • Messrs. Concannon and McVey receive half of their annual long-term equity award that is time-based in RSUs and the other half in stock options • Under our "Flex Share" program, the other NEOs may choose to receive this portion of their award in all RSUs or a combination of RSUs and stock options, allowing the Company to deliver more individualized awards without incurring additional expense • Vest ratably over three years

The NEOs also receive standard employee benefits, including healthcare, life insurance, disability and retirement savings plans. The NEOs do not generally receive any perquisites. In 2023, however, Mr. Roupie received a one-time visa assistance benefit for legal fees associated with a visa filing for the benefit of Mr. Roupie, his spouse and two children. See "—2023 compensation detail—Other benefits; Perquisites" for more information.

The structure of our performance equity awards has significantly aligned stockholder interests and the compensation of our NEOs. The performance equity awards that were granted in 2021 were subject to composite market share and operating margin performance metrics, weighted at 50% each. The performance period of the 2021 Performance Equity Awards was from January 1, 2021 to December 31, 2023, a period in which the Company faced market headwinds in comparison to the year ended December 31, 2020. As a result, as a percentage of target performance, composite market share and operating margin funded at 77.8% and 0.0%, respectively, with a resulting payout calculated at 38.9% of target.

2023 compensation decisions

A significant portion of each NEO's compensation is dependent on our financial performance, with the NEO's annual cash incentives tied to the Company's adjusted operating income. The Company generated $361.1 million of adjusted operating income in 2023, which was below our 2023 internal target goal of $426.8 million. Accordingly, the cash incentive plan pool funding was lower than budgeted. See "Appendix A–Reconciliation of Non-GAAP Amounts" for a reconciliation of adjusted operating income to operating income, a non-GAAP measure. Further details about how the adjusted operating income affected the NEO's cash incentive can be found under "— 2023 compensation detail — Annual cash incentives" below. The remainder of each NEO's annual cash incentive awards for 2023 was determined by the Compensation Committee's assessment of each NEO's attainment of quantitative and qualitative performance criteria, which include contributions to the Company's strategic objectives.

Our annual long-term equity incentives are stock-based awards that establish direct alignment with our stock price performance and stockholder interests. The amount awarded to each of the NEOs is based upon the NEO's individual performance and may be further informed by benchmark data.

2023 Total Compensation Summary (000's)					
	2023 Base Salary	2023 Incentive			2023 Total Compensation [2]
		Cash	Equity [1]	Total	
Christopher R. Concannon [3]	$650	$1,300	$4,550	$5,850	$6,500
Richard M. McVey [4]	$650	$1,194	$4,156	$5,350	$6,000
Naineshkumar S. Panchal	$450	$800	$1,950	$2,750	$3,200
Kevin M. McPherson	$450	$675	$1,625	$2,300	$2,750
Christophe Roupie [5]	$461	$467	$1,096	$1,563	$2,024
Christopher N. Gerosa [6]	$450	–	–	–	$450

(1) Represents equity awards attributable to 2023 performance. Messrs. Concannon's, McVey's and Panchal's equity incentive column include $1,000,000, $1,833,000 and $750,000 in attributed multi-year compensation from previously granted multi-year equity awards. See "—Multi-Year Awards" below. Mr. Gerosa's equity incentive would have included $333,333 in attributed multi-year compensation from previously granted multi-year equity awards, but his 2023 equity incentive was reduced to zero. See footnote 6 below.

(2) "2023 Total Compensation" differs from the figures shown in the total column of the table under "Executive compensation —Summary compensation table." The Summary Compensation Table reflects the full grant date value of any equity award received by the NEOs in the year actually granted, in accordance with FASB ASC Topic 718.

(3) Mr. Concannon was promoted to Chief Executive Officer on April 3, 2023. He previously served as President and Chief Operating Officer. In connection with his promotion to Chief Executive Officer, Mr. Concannon also received (i) RSUs with a grant value of $1.05 million; and (ii) PSUs with a target grant date fair value of $2.45 million, in each case, not reflected under "Equity" in the table above.

(4) Mr. McVey became Executive Chairman on April 3, 2023. He previously served as Chief Executive Officer.

(5) Mr. Roupie is located in the U.K., and, while the amounts shown in the table are expressed in U.S. dollars, the components of his compensation are paid in British pounds. These components were converted to U.S. dollars using the exchange rate of 1.2453, which is average exchange rate for the year ended December 31, 2023.

(6) On November 6, 2023, Mr. Gerosa resigned from his position as Chief Financial Officer, effective January 31, 2024. As such, the Compensation Committee used its discretion to adjust his total 2023 annual cash and equity incentives to $0.

Executive compensation practices and governance

Principles and strategy

Our executive compensation program is designed to promote the following core principles that are aligned with our Company's business strategy:

- **Alignment:** we align Company and individual performance and decision-making with long-term stockholder value creation;

- **Retention:** attract, reward and retain high caliber executives;

- **Motivation:** motivate high performance from our NEOs by offering greater incentives for superior performance and reduced awards for underperformance;

- **Prudence:** discourage imprudent risk-taking by avoiding undue emphasis on any one metric or short-term goals; and

- **Fairness:** be transparent and fair to both our NEOs and our stockholders.

We believe these principles have served us well for many years, and we are continuing to refine them in response to input from our stockholders.

Our compensation principles place a majority of our executive officers' compensation at risk and emphasize incentives tied to individual and Company performance, as well as continued service. As a result, the only fixed compensation paid is base salary, which represented 10% of Mr. Concannon's total compensation, 11% of Mr. McVey's total compensation and no more than 23% of the other NEOs' (excluding Mr. Gerosa because he did not receive any variable compensation in 2023 due to delivery of notice of the termination of his employment) total compensation in 2023. We also seek to promote long-term commitments from our NEOs because we believe that continuity of the Company's leadership team benefits both the Company and our stockholders. As such, we utilize long-term (three- to five-year) equity incentives in conjunction with short-term incentives (performance-based annual cash awards). Ultimately, the value realized by our NEOs from our equity incentive awards will depend on our financial performance, changes in our Common Stock price, and satisfaction of an award's vesting schedule. Taken together, we believe these factors help create a comprehensive scheme that both reinforces our long-term performance-based orientation and is aligned with the interests of our stockholders.

Best practices

Our pay practices align with our compensation principles and facilitate our implementation of those principles. They also demonstrate our commitment to sound compensation and governance policies.

Compensation Policies and Practices	
What We Do	**What We Avoid**
✓ Emphasis on performance-based compensation ✓ Maintain clawback policies ✓ Stock ownership guidelines ✓ Use of long-term equity awards that align with stockholder interests ✓ Automatic reduction of severance payments subject to §280G excise tax ✓ Engage with investors ✓ Dividends and dividend equivalents on restricted stock and RSUs are paid only when the awards vest ✓ Engage independent compensation consultants	**X** No guaranteed bonuses except for new hires **X** No supplemental executive retirement plans (SERPs) **X** No single-trigger change in control benefits **X** No §280G excise tax "gross-up" benefits **X** No recycling of options or stock appreciation rights **X** No "repricing" underwater options without stockholder approval **X** No hedging or pledging of MarketAxess stock **X** No significant perquisites or other personal benefits for NEOs

Role of the Compensation Committee

The Compensation Committee administers the compensation program for our NEOs. The Compensation Committee reviews all components of remuneration (both cash and equity) and decides which elements of compensation, if any, should be adjusted or paid based on corporate and individual performance results and competitive benchmark data. The Compensation Committee also determines performance award payouts for the prior fiscal year based on actual results against performance goals.

In performing its duties, the Compensation Committee:

- annually reviews competitive compensation data, recent compensation trends and any other relevant market data obtained by its compensation consultants and considers the impact on our compensation architecture, policies and strategies;

- reviews all compensation earned by each NEO, including each NEO's past wealth realization and future equity incentive opportunities;

- consults with the compensation consultants and full Board regarding market and performance data when considering decisions concerning the structure and amount of our Executive Chairman's and CEO's compensation;

- considers the recommendations of our CEO relating to the performance of our NEOs (other than himself) and the recommendations of its compensation consultants relating to market data and compensation trends when considering decisions concerning the structure and amount of compensation of our NEOs.

The Compensation Committee's function is fully described in its charter, which is available on our corporate website at *www.marketaxess.com* under "*Investor Relations – Corporate Governance*." In performing its duties, the Compensation Committee receives assistance from management and our independent compensation consultants. The Compensation Committee's decisions relating to compensation for our NEOs are reviewed by our full Board of Directors.

Role of independent compensation consultants

Pursuant to its charter, the Compensation Committee may retain and terminate any consultant or other advisor, as well as approve the advisor's fees and other engagement terms. For fiscal year 2023, the Compensation

Committee retained FW Cook as its independent compensation consultant for purposes of advising on executive compensation. Representatives from FW Cook attended Compensation Committee meetings, participated in executive sessions and communicated directly with the Compensation Committee. During 2023, FW Cook provided the following services to the Compensation Committee:

- ***Executive Compensation Design –*** Provided the Compensation Committee with executive compensation design suggestions and alternatives;

- ***Pay Analysis –*** Reviewed and benchmarked competitive market pay levels with respect to 2023 compensation for our global management team, including the NEOs;

- ***Peer Group Construction –*** Reviewed and recommended changes to the Company's peer group composition (as discussed below in *Peer Group)*; and

- ***General Advice/Compliance –*** Provided general compensation-related recommendations to the Compensation Committee and performed other services, including providing advice regarding regulatory and advisory compliance issues, CEO succession and other governance issues.

FW Cook also advised the Compensation Committee with regard to the compensation for our Board of Directors. See "Corporate governance and board matters — Director compensation" for more information.

The compensation consultant reported directly, and is directly accountable, to the Compensation Committee. The Compensation Committee assessed the independence of FW Cook pursuant to SEC rules and determined that its work did not raise any conflicts of interest. The Compensation Committee will continue to monitor the independence of its compensation consultant on an annual basis.

Role of senior management

Senior management, including the Executive Chairman, the CEO and Chief Human Resources Officer, make recommendations for the meeting agendas and prepare the materials for Compensation Committee meetings and attend those meetings, other than during executive session. Other senior managers, such as the General Counsel, may also assist in the preparation or presentation of relevant material. In 2023, Mr. Concannon, CEO, made recommendations regarding the annual compensation for the NEOs, other than himself and Mr. McVey, to the Compensation Committee for consideration. No member of management is present in the Compensation Committee meetings when matters related to their individual compensation are under discussion.

Compensation risk assessment

The Compensation Committee is responsible for reviewing and assessing potential risk arising from the Company's compensation policies and practices. The Compensation Committee regularly reviews the Company's compensation policies and practices to ascertain any potential material risks that may be created by the Company's compensation programs. FW Cook provided the Compensation Committee an assessment of the effectiveness of all major components of the Company's compensation programs, including the mix between annual and long-term compensation; short and long-term incentive program design; incentive plan performance criteria and corresponding objectives; its clawback policy; and its stock ownership guidelines. The Compensation Committee's review includes the compensation practices for our entire employee base to ensure that our pay practices, compensation programs and business strategies do not motivate imprudent risk-taking by any employee.

The Compensation Committee considered these items in determining the appropriate compensation programs for the Company. The Company utilizes many design features that mitigate the likelihood of encouraging excessive risk-taking behavior. Among these design features are the use of:

- Equity compensation with long-term vesting (three to five years);

- Holding periods or cliff-vesting for certain long-term equity awards;

- Clawback policies;

- Stock ownership and retention guidelines that meet market standards;

- The Compensation Committee's ability to exercise downward discretion in determining payouts, including after consideration of regulatory, compliance and legal issues; and

- Training on our Code of Conduct and other policies that educate our employees on appropriate behaviors and the consequences of taking inappropriate actions.

Based on the foregoing, the Compensation Committee and management agree that our compensation policies and practices do not encourage excessive risk-taking or create risks that are reasonably likely to have a material adverse effect on the Company. We believe that our compensation programs do not provide incentives that encourage risk-taking beyond the Company's ability to effectively identify and manage significant risks and is compatible with the internal controls and the risk management practices of the Company.

How we determine pay levels

Peer group

The Compensation Committee assesses the Company's financial performance and executive compensation competitiveness against a group of peer companies that it selects based on input from FW Cook. A key objective of our executive compensation program is to ensure that the total compensation package and structure that we provide to our NEOs is competitive with the companies with whom we compete for executive talent. The 2023 peer group consisted of companies that are similar to the Company in terms of competitive positioning, financial size, operating characteristics, market sector or industry classification. FW Cook engages with the Compensation Committee to review the peer group annually and periodically make changes.

In 2023, FW Cook completed an annual review of the composition of our peer group. Factors considered in determining the peer group ("Peer Group") included:

- financial size (e.g., revenue, market capitalization, operating income, etc.);

- whether companies compete with us for clients, executives or other employee talent;

- market sector, asset class or product offering;

- peers of peers, as well as peers designated by shareholder advisory firms in their annual reviews; and

- reviewing the broader market for additional firms in financial services, IT services and software industries, based on relative revenue, market capitalization and operating income similarity.

For 2023, our Peer Group was comprised of the following firms:

2023 Peer Group		
ACI Worldwide, Inc.	Factset Research Systems, Inc.	Q2 Holdings Inc.
AssetMark Financial Holdings, Inc.	Fair Isaac Corporation	SEI Investments Company
BGC Partners, Inc.	Guidewire Software, Inc.	Tradeweb Markets Inc.
Black Knight, Inc.	Hercules Capital, Inc.	Virtu Financial, Inc.
Cboe Global Markets, Inc.	Morningstar, Inc.	WisdomTree Investments, Inc.
Cohen & Steers, Inc.	MSCI Inc.	
Envestnet, Inc.	Nasdaq Inc.	

In 2023, we added AssetMark Financial Holdings, Inc. ("AssetMark") to, and removed Aspen Technologies, Inc. ("Aspen") from, our Peer Group. We made these changes because: (a) AssetMark exhibited financials aligned with MarketAxess, operates in a parallel business space, providing wealth management technology solutions, and is a peer of two members of the Peer Group; and (b) Aspen has a minimal focus on financial services and completed a transaction whereby Emerson Electric now owns a majority stake in Aspen.

Benchmarking — importance and process

In addition to the peer group, FW Cook also used leading industry compensation surveys for the financial services and financial technology sectors for benchmarking purposes. The surveys provide a broader view of compensation levels and trends, which is useful in combination with the Peer Group data. The Compensation Committee considered this data, in conjunction with the Company's performance and each NEO's individual performance, contribution and expertise in determining how each NEO is paid vis-à-vis the recommended market data. The Compensation Committee is presented summary statistics and does not review the list of individual companies that participate in the surveys.

2023 compensation detail

Elements of executive compensation

The compensation structure for our NEOs is comprised of base salaries, annual cash incentive compensation and various forms of equity granted under our 2020 Equity Incentive Plan. The combination of these elements enables us to offer a competitive, cost-effective compensation program that balances variable, or at-risk, compensation with prudent risk-taking and stockholder interests. Equity awards may be granted on an annual basis or as one-time awards, including multi-year awards, that are attributed over multiple years of compensation. We believe that equity awards serve as an important part of an NEO's compensation in that they further ensure alignment of the NEO's interests with those of our stockholders.

Annual variable cash and equity compensation gives the Compensation Committee the flexibility to tie NEO compensation to individual and corporate performance, which is an important element of our pay philosophy and each NEO's compensation.

The NEOs also receive standard employee benefits including healthcare, life insurance, disability and retirement savings plans. The NEOs do not generally receive any perquisites. In 2023, however, Mr. Roupie received a one-time visa assistance benefit for legal fees associated with a visa filing in the United Kingdom for Mr. Roupie, his spouse and two children. See "—2023 compensation detail—Other benefits; Perquisites" for more information.

Pay mix

We believe that the balance among pay components in our compensation program design mitigates against a focus on short-term results and decreases the potential for excessive or inappropriate risk-taking (see "Executive compensation practices and governance — Compensation risk assessment" above). An overview of the elements of pay provided to Messrs. Concannon and McVey and, on average, to the other NEOs (excluding Mr. Gerosa because he did not receive any variable compensation in 2023 due to delivery of notice of the termination of his employment) for fiscal year 2023 is as follows:

Christopher R. Concannon



Richard M. McVey



Average of All Other NEOs



Base salary

Base salary is the only fixed component of our NEOs' total cash consideration and is intended to provide a minimum consistent level of compensation throughout the year at a cost-effective level for the Company. We avoid automatic base salary increases and any historical increases have been infrequent. For example, Mr. McVey's base salary remained unchanged from 2011 through 2022.

For 2023, the base salary of each of Messrs. Concannon and McVey was $650,000, the base salary of each of Messrs. McPherson, Panchal and Gerosa was $450,000 and the base salary of Mr. Roupie was $460,760 (converted to U.S. dollars from British pounds using the exchange rate of 1.2453, which is average exchange rate for the year ended December 31, 2023). As compared to base salary levels in 2022, the base salary increases for: (i) Mr. McVey was offset by a commensurate decrease in his 2023 cash incentive target for the portion of the year that Mr. McVey served as Chief Executive Officer in 2023; (ii) Messrs. McPherson and Panchal were offset by commensurate decreases in their 2023 cash incentive targets; and (iii) Messrs. Concannon and Gerosa were not offset by commensurate decreases in cash incentive targets in light of their recent promotions to Chief Executive Officer and Chief Financial Officer, respectively. The Board and the Compensation Committee believe that these changes were warranted to position base salaries closer to market median. Mr. Roupie was not an NEO in 2022.

Change to base salaries for 2024

For the 2024 fiscal year, the Board increased Mr. Concannon's base salary by $100,000 to $750,000, while the base salaries for all other NEO's were unchanged. The Board and the Compensation Committee believe that the increase in Mr. Concannon's base salary was warranted to position his base salary closer to market median.

Annual cash incentives

The NEO's annual cash incentives are designed to reward short-term performance in a framework that discourages excessive risk-taking.

The chart below summarizes each NEO's target annual cash incentive, along with the funding as a percentage of target for both the adjusted operating income and individual performance portions and the actual payout amounts for the year ended December 31, 2023.

2023 Cash Incentive Summary *(000's)*					
	Target Cash Incentive	**Funding as a Percentage of Target**			**2023 Cash Incentive**
		Adjusted Operating Income [1]	**Individual**	**Total** [2]	
Christopher R. Concannon [3]	$1,625	85%	73%	80%	$1,300
Richard M. McVey [4]	$1,493	85%	73%	80%	$1,194
Naineshkumar S. Panchal	$850	85%	104%	94%	$800
Kevin M. McPherson	$750	85%	95%	90%	$675
Christophe Roupie [5]	$467	85%	115%	100%	$467
Christopher N. Gerosa [6]	$600	–	–	–	–

(1) Adjusted operating income excludes unplanned inorganic activity and the impact of cash incentives. See "Appendix A – Reconciliation of Non-GAAP Amounts" for a reconciliation of adjusted operating income to operating income.

(2) Funding as a percentage of target is weighted (i) for Messrs. Concannon and McVey, between adjusted operating income (60%) and their respective individual performance and contributions to strategic objectives (40%); and (ii) for the other NEOs, between adjusted operating income (50%) and the NEO's respective individual performance and contributions to strategic objectives (50%).

(3) Mr. Concannon was promoted to Chief Executive Officer on April 3, 2023. He previously served as President and Chief Operating Officer.

(4) Mr. McVey became Executive Chairman on April 3, 2023. He previously served as Chief Executive Officer.

(5) Mr. Roupie is located in the U.K., and, while the amounts shown in the table are expressed in U.S. dollars, the components of his compensation are paid in British pounds. These components were converted to U.S. dollars using the exchange rate of 1.2453, which is the average exchange rate for the year ended December 31, 2023.

(6) On November 6, 2023, Mr. Gerosa resigned from his position as Chief Financial Officer, effective January 31, 2024. As such, the Compensation Committee used its discretion to adjust his total 2023 annual cash and equity incentives to $0.

In 2023, 60% of Messrs. Concannon's and McVey's annual cash incentive, and 50% of the other NEO's respective annual cash incentives, was directly linked to the Company's adjusted operating income results. This performance metric is different than the performance metrics used for the Company's annual long-term equity incentive awards. The other 40% or 50%, as applicable, of the annual cash incentive for our NEOs was based on the executive's individual performance (see "2023 individual performance" below). For 2023, the NEOs' cash incentives were paid out of the 2009 Employee Performance Incentive Plan (the "Employee Cash Incentive Plan").

2023 adjusted operating income performance

As detailed in the table below, our adjusted operating income was $361.1 million and resulted in funding of 85% for the portion of each executive officer's cash award payable based on adjusted operating income results. The Committee established a target of $426.8 million, approximately 15.2% above last year's result of $370.4 million, to ensure a rigorous performance objective for the management team.

Adjusted Operating Income Performance Grid *(millions)*		
Performance	**Adjusted Operating Income** [1]	**Payout**
150% of Target or Higher	≥$640.1	150%
125% of Target	$533.4	125%
100% of Target	$426.8	100%
2023 Actual	$361.1	85%
75% of Target	$320.1	75%
50% of Target	$213.4	50%
Less Than 50% of Target	<$213.4	0%

(1)   Adjusted operating income excludes unplanned inorganic activity and the impact of cash incentives. See "Appendix A – Reconciliation of Non-GAAP Amounts" for a reconciliation of adjusted operating income to operating income.

2023 individual performance

In connection with the determination of each NEO's annual cash incentive award, the Compensation Committee assessed individual performance. Individual performance is reflective of an individual's attainment of quantitative and qualitative performance criteria, which include contributions to the Company's strategic objectives. The Compensation Committee believes this component provides an opportunity to evaluate the quality of individual results on an annual basis and that the consideration of the progress on the Company's diversity and human capital initiatives reinforces the achievement of such objectives.

The Compensation Committee assessed contributions to the Company's growth strategy of our NEOs based on our strategic objectives:

2023 Strategic Objectives	
Deliver innovative trading automation tools	Grow client relationships
Improve financial performance	Attract, develop and retain top talent
Build a scalable and resilient business	Expand our product reach

These goals are intended to ensure the long-term stability of the Company and alignment between NEO's compensation and the Company's long-term strategic goals.

The NEOs were credited with contributions aligning to our growth strategy, including the contributions summarized below:

2023 Individual Performance Considerations

Christopher R. Concannon	• Delivered new and innovative technology and analytics solutions, such as Adaptive Auto-x (the first client algorithm in Credit), MarketAxess X-Pro, and data products such as Tradeability, AI Dealer Select, CP+ Inquiry and Matchability. (*Deliver innovative trading automation tools*) • Led the automation business to a record approximately $300 billion in volume. (*Deliver innovative trading automation tools*) • Negotiated strategic transactions, including the Pragma Acquisition. (*Expand our product reach*) • Reorganized the Product and Technology teams into a more streamlined product business stripe and created and led the Global Product Management Group to improve global product management and technology resourcing decisions. (*Deliver innovative trading automation tools*) • Led the strategy of the Company, including shifting the technology and product strategies to expand our market opportunity in products, protocols and trade sizes. (*Expand product reach*) • Hosted numerous client events, client forums and private client gatherings. (*Grow client relationships*) • Drove strategy and execution for DE&I and ESG. (*Attract, develop and retain top talent*)
Richard M. McVey	• Provided strategic advice to Chief Executive Officer and other management team members as Executive Chair. (*Attract, develop and retain top talent*) • Worked closely with the Board's Nominating and Governance Committee to attract and retain talented and diverse independent directors, including by recruiting Carlos Hernandez to the Board, furthering the Board's deep global markets knowledge. (*Attract, develop and retain top talent*). • Maintained regulatory dialogue with key regulators in the U.S. and Europe. (*Build a scalable and resilient business*) • Maintained senior client relationships in the dealer and investor community. (*Grow client relationships*) • Supported the Company's shareholder and analyst communications. (*Build a scalable and resilient business*) • Active in the Company's Risk Management oversight. (*Build a scalable and resilient business*) • Continued progress in the Company's culture and diversity programs, including recruitment and retention of diverse employees, leadership development and better employee communication. (*Attract, develop and retain top talent*) • Developed deeper senior management capabilities in key business areas. (*Attract, develop and retain top talent*)
Naineshkumar S. Panchal	• Drove the creation and execution of the new MarketAxess X-Pro platform. (*Deliver innovative trading automation tools; Expand our product reach;* and *Grow client relationships*) • Delivered a record number of technology features in 2023 (+1,000 features). (*Deliver innovative trading automation tools; Grow client relationships;* and *Build a scalable and resilient business*) • Continued to enhance the focus on technology risk and control at the Company (*Build a scalable and resilient business*)

	• Established the technical platform strategy for the Company to provide technology leverage and scale through the cloud strategy, data platform and UI/UX platform. (*Build a scalable and resilient business*)
	• Executed on an Engagement Survey action plan for the Technology organization. (*Attract, develop and retain top talent*)
	• Continued to build the technology talent through external hiring & internal career development. (*Attract, develop and retain top talent*)
	• Sponsored the Women in Technology initiative for female technology professionals at the firm. (Attract, develop and retain top talent)
Kevin M. McPherson	• Delivered record global credit trading volumes of $3.1 trillion; record global trading revenue of $662 million; and record market share in Emerging Markets, Eurobond, and Muni volumes. (*Improve financial performance*)
	• Hosted or attended client events in 12 US cities and 19 international cities. (*Grow client relationships*)
	• Led the global sales team to a record approximately 24,500 client meetings. (*Grow client relationships*)
	• Led employee engagement survey action planning efforts. (*Attract, develop and retain top talent*)
	• Participated in MarketAxess' charitable outreach programs. (*Attract, develop and retain top talent*)
Christophe Roupie	• Delivered record EMEA/APAC revenues and volumes, with double digits volume (14%), revenue (11%) and operating income (11%) year on year growth despite challenging market conditions. *(Improve financial performance)*
	• Strong local expense discipline leading to operating costs being $8.4 million favorable to budget, generating record regional operating income and an operating margin in line with budget at 45%. (*Improve financial performance*)
	• Continued to expand regional client network, specifically in APAC and some parts of Eastern Europe, which resulted in record EMEA/APAC contribution to global volume. (*Grow client relationships*)
	• Maintenance and development of key international client and dealer relationships. (*Grow client relationships*)
	• Led employee engagement survey action planning efforts. (*Attract, develop and retain top talent*)

Mr. Gerosa is omitted from the table above because he was not credited with any individual performance contributions due to his resignation on November 6, 2023.

Non-qualified deferred cash plan

The Company offers a voluntary non-qualified deferred cash plan that allows U.S.-based NEOs and other select participants to defer all or part of their annual cash incentive. In 2023, none of the NEOs deferred their annual cash incentive. Please see "*Executive compensation — Nonqualified Deferred Compensation.*"

Annual long-term equity incentives

We grant equity awards to our NEO's annually as part of our on-going compensation program.

SEC rules require that we report all equity granted during the applicable reporting year in our executive compensation tables (see "*Executive compensation*" below). As such, in this CD&A, we provide an overview of all equity awards granted in February 2023 for 2022 performance. However, in calculating total direct compensation ("TDC"), which includes cash payments, annual equity awards made in relation to prior year performance and the annualized value of multi-year equity awards, for performance year 2023, we used the value of equity granted in February 2024 in recognition of performance during 2023. Accordingly, we have also included an overview of equity awards granted in 2024.

Our annual long-term equity incentives are stock-based awards that establish direct alignment with our stock price performance and stockholder interests. The amount awarded to each of the NEOs is based upon the NEO's individual performance, which reflects the attainment of quantitative and qualitative performance criteria, inclusive of contributions to the Company's growth strategy and may be further informed by benchmark data. For information on how the Compensation Committee determines the NEO's individual performance and contributions to our growth strategy, please refer to the factors described under "*2023 compensation detail – Annual Cash Incentives – 2023 individual performance.*" The number of shares awarded is based on the average closing price of our Common Stock for the ten consecutive trading days leading up to and including the date of grant, helping to ensure that the timing of any award will not be subject to manipulation and reducing the impact of any significant short-term swings in stock price. The awards vest over a minimum of three years, and the first vesting date is at least one year from the date of grant.

The composition of our NEO's annual equity awards granted in February 2023 and February 2024 were as follows:

Component	Performance Link	Description
50% PSUs	U.S. credit market share (1/3rd) Revenue growth excluding U.S. credit (1/3rd) Operating margin (1/3rd)	• Financial performance targets are pre-determined by the Compensation Committee and reflect our financial and strategic long-term goals • Three-year performance periods with one-year calculation periods • Targets for years two and three are generally linked to prior year's targets or results • Cliff-vest after three years
50% Time vested equity (RSUs and stock options)	Stock price performance	• Stock-based award establishes direct alignment with our stock price performance and stockholder interests • Messrs. Concannon and McVey receive half of their annual long-term equity award that is time-based in RSUs and the other half in stock options • Under our "Flex Share" program, the other NEOs may choose to receive this portion of their award in all RSUs or a combination of RSUs and stock options, allowing the Company to deliver more individualized awards without incurring additional expense • Vest ratably over three years

The chart below shows the annual equity award value granted to our NEOs in February 2023 to reward their performance in 2022 and the value of any multi-year awards included in their TDC for 2022.

2022 Equity Incentive Summary *(000's)*					
Multi-Year Attribution [1]	**Granted February 2023 for 2022**				**2022 Equity Incentive**
	PSUs	**RSUs**	**Options**	**Total**	
Christopher R. Concannon	$1,000	$1,400	$700	$700	$2,800	$3,800
Richard M. McVey	$2,200	$1,775	$888	$888	$3,550	$5,750
Naineshkumar S. Panchal	$750	$325	$325	–	$650	$1,400
Kevin M. McPherson	–	$775	$775	–	$1,550	$1,550
Christophe Roupie [2]	–	$468	$468	–	$936	$936
Christopher N. Gerosa	$333	$233	$117	$117	$467	$800

(1) See "—Multi-year awards" below.

(2) Mr. Roupie is located in the U.K., and, while the amounts shown in the table are expressed in U.S. dollars, the components of his compensation are paid in British pounds. These components were converted to U.S. dollars using the exchange rate of 1.2394 which is the average exchange rate for the year ended December 31, 2022.

The chart below shows the annual equity award value granted to our NEOs in February 2024 to reward their performance in 2023 and the value of any multi-year awards included in their TDC for 2023.

2023 Equity Incentive Summary *(000's)*					
Multi-Year Attribution [1]	**Granted February 2024 for 2023**				**2023 Equity Incentive**
	PSUs	**RSUs**	**Options**	**Total**	
Christopher R. Concannon [2]	$1,000	$1,775	$888	$888	$3,550	$4,550
Richard M. McVey [3]	$1,833	$1,162	$581	$581	$2,323	$4,156
Naineshkumar S. Panchal	$750	$600	$600	–	$1,200	$1,950
Kevin M. McPherson	–	$813	$813	–	$1,625	$1,625
Christophe Roupie [4]	–	$548	$548	–	$1,096	$1,096
Christopher N. Gerosa [5]	–	–	–	–	–	–

(1) See "—Multi-year awards" below.

(2) Mr. Concannon was promoted to Chief Executive Officer on April 3, 2023. He previously served as President and Chief Operating Officer.

(3) Mr. McVey became Executive Chairman on April 3, 2023. He previously served as Chief Executive Officer.

(4) Mr. Roupie is located in the U.K., and, while the amounts shown in the table are expressed in U.S. dollars, the components of his compensation are paid in British pounds. These components were converted to U.S. dollars using the exchange rate of 1.2453, which is the average exchange rate for the year ended December 31, 2023.

(5) On November 6, 2023, Mr. Gerosa resigned from his position as Chief Financial Officer, effective January 31, 2024.

Performance stock units

PSUs are intended to align our employees' interests, including the NEOs, with those of our stockholders, with a focus on long-term financial results. PSUs are granted to the NEOs and other employees pursuant to the 2020 Equity Incentive Plan.

The Compensation Committee approved the following awards of PSUs in February 2023 and February 2024:

2022 and 2023 Performance Stock Unit Summary					
	Granted February 2023 for 2022			Granted February 2024 for 2023		
	Grant Date	Units Granted at Target	Grant Date Fair Value[1]	Grant Date	Units Granted at Target	Grant Date Fair Value[1]
Christopher R. Concannon [2]	2/15/2023	3,934	$1,410,457	2/15/2024	7,981	$1,759,811
Richard M. McVey [3]	2/15/2023	4,988	$1,788,348	2/15/2024	5,223	$1,151,672
Naineshkumar S. Panchal	2/15/2023	913	$327,338	2/15/2024	2,698	$594,909
Kevin M. McPherson	2/15/2023	2,178	$780,878	2/15/2024	3,653	$805,487
Christophe Roupie	2/15/2023	1,279	$458,560	2/15/2024	2,519	$555,440
Christopher N. Gerosa [4]	2/15/2023	656	$235,196	–	–	–

(1) The grant date fair value listed above is calculated in accordance with FASB ASC Topic 718. The Company determines the number of PSUs to grant by dividing the target grant value by the 10-trading day average up to and including the date of grant.

(2) Mr. Concannon was promoted to Chief Executive Officer on April 3, 2023. He previously served as President and Chief Operating Officer.

(3) Mr. McVey became Executive Chairman on April 3, 2023. He previously served as Chief Executive Officer.

(4) On November 6, 2023, Mr. Gerosa resigned from his position as Chief Financial Officer, effective January 31, 2024.

The performance metrics used for PSUs in February 2023 and February 2024 are different than the performance metric used for the Company's annual cash incentive plan. Goals were set at the beginning of the performance period based on prior actual results and the Company's budget. The goals and the Company's budget are each subject to review and approval by the Board. The Compensation Committee seeks to make target goals ambitious, requiring meaningful growth over the performance period, while threshold goals are expected to be achievable. The Company intends to disclose the performance metric payout results as a percentage of target, as well as the resulting payout for the PSUs as a percentage, following the Compensation Committee's certification of the Company's results against such targets at the end of each applicable three-year performance period. See "—2021 performance awards" for information regarding the payout of awards that have vested in 2024.

The PSUs granted to the NEOs cliff-vest after three years and have three-year performance periods with one-year calculation periods, with targets in years two and three generally linked to the prior year's target or result.

For the awards granted in February 2023 and February 2024, the Compensation Committee established U.S. credit market share (1/3rd), revenue growth excluding U.S. credit (1/3rd), and operating margin (1/3rd) as the three financial metrics applicable to the awards. U.S. credit market share is a relative metric that captures our market share performance in U.S. high grade and U.S. high yield bonds. Revenue growth excluding U.S. credit includes our performance with respect to Eurobonds, emerging markets bonds, US government bonds, municipal bonds, information services and post-trade services and other revenue streams.

The PSU payout opportunity ranges from 0 to 200% of target, based on performance. The awards are subject to continued service and any applicable severance provisions set forth in a NEO's employment agreement, severance protection agreements and award agreement terms, each as applicable. The chart below summarizes the performance metrics for the PSUs held by our NEOs that were granted in January 2022, February 2023 and February 2024, and are currently outstanding:

Performance Metrics for Outstanding Performance Stock Units		
Metrics [1]	Metric Weightings	Performance Range
U.S. Credit Market Share	1/3	0% - 200%
Revenue Growth Excluding U.S. Credit	1/3	0% - 200%
Operating Margin	1/3	0% - 200%

(1)   In accordance with the 2020 Equity Incentive Plan, the Committee may provide for the performance goals to which an award is subject, or the manner in which performance will be measured against such performance goals, to be adjusted in such manner as it deems appropriate, including, without limitation, adjustments to reflect charges for restructurings, non-operating income, the impact of corporate transactions or discontinued operations, events that are unusual in nature or infrequent in occurrence and other non-recurring items, currency fluctuations, litigation or claim judgments, settlements, and the effects of accounting or tax law changes.

Restricted stock units and stock options

RSUs and stock options are intended to align our employees' interests, including the NEOs, with those of our stockholders, and promote retention. RSUs and stock options are granted to the NEOs and other employees pursuant to the 2020 Equity Incentive Plan.

Messrs. Concannon and McVey receive half of the portion of the annual long-term equity award that is time-based in RSUs and the other half in stock options. Under our "Flex Share" program, the other NEOs may choose to receive this portion of their award in all RSUs or a combination of RSUs and stock options, allowing the Company to deliver more individualized awards without incurring additional expense to the Company. The ratio of stock options to RSUs granted was 2.90 and 2.88 for the awards granted in February 2023 and February 2024, respectively, in each case, based on the relative accounting cost of each award component on the award date.

In addition, settlement of RSU grants may be deferred at the NEO's election, which provides an added benefit of allowing the NEO to maintain additional upside leverage in our shares of Common Stock through delayed taxation. Generally, deferring RSUs has no impact on an RSU's vesting schedule, except that the initial vesting date for an RSU deferred in the year of grant must occur at least 13 months after the grant date in accordance with Section 409A of the Internal Revenue Code of 1986, as amended (the "Code").

The Compensation Committee approved the following awards of RSUs and stock options in February 2023 and February 2024 for 2022 and 2023 performance, respectively:

2022 and 2023 Restricted Stock Unit Summary						
	Granted February 2023 for 2022			Granted February 2024 for 2023		
	Grant Date	Units Granted	Grant Date Fair Value [1]	Grant Date	Units Granted	Grant Date Fair Value [1]
Christopher R. Concannon [2]	2/15/2023	1,967	$705,229	2/15/2024	3,991	$880,016
Richard M. McVey [3]	2/15/2023	2,494	$894,174	2/15/2024	2,611	$575,726
Naineshkumar S. Panchal	2/15/2023	913	$327,338	2/15/2024	2,698	$594,909
Kevin M. McPherson	2/15/2023	2,178	$780,878	2/15/2024	3,653	$805,487
Christophe Roupie	2/15/2023	1,279	$458,560	2/15/2024	2,519	$555,440
Christopher N. Gerosa [4]	2/15/2023	328	$117,598	–	–	–

(1) The grant date fair value listed above is calculated in accordance with FASB ASC Topic 718. The Company determines the number of RSUs to grant by dividing the target grant value by the 10-trading day average up to and including the date of grant.

(2) Mr. Concannon was promoted to Chief Executive Officer on April 3, 2023. He previously served as President and Chief Operating Officer.

(3) Mr. McVey became Executive Chairman on April 3, 2023. He previously served as Chief Executive Officer.

(4) On November 6, 2023, Mr. Gerosa resigned from his position as Chief Financial Officer, effective January 31, 2024.

2022 and 2023 Stock Option Summary							
	Granted February 2023 for 2022				Granted February 2024 for 2023		
	Grant Date	Units Granted	Strike Price	Grant Date Fair Value [1]	Grant Date	Units Granted	Strike Price	Grant Date Fair Value [1]
Christopher R. Concannon [2]	2/15/2023	5,713	$358.53	$705,361	2/15/2024	11,503	$220.50	$887,516
Richard M. McVey [3]	2/15/2023	7,243	$358.53	$894,264	2/15/2024	7,527	$220.50	$580,747
Christopher N. Gerosa [4]	2/15/2023	952	$358.53	$117,540	–	–	–	–

(1) The grant date fair value listed above is calculated in accordance with FASB ASC Topic 718. The Company determines the number of stock options to grant by dividing the target grant value by the 10-trading day average up to and including the date of grant and multiplying by the 2.90 and 2.88 ratio for stock options granted in February 2023 and February 2024, respectively.

(2) Mr. Concannon was promoted to Chief Executive Officer on April 3, 2023. He previously served as President and Chief Operating Officer.

(3) Mr. McVey became Executive Chairman on April 3, 2023. He previously served as Chief Executive Officer.

(4) On November 6, 2023, Mr. Gerosa resigned from his position as Chief Financial Officer, effective January 31, 2024.

The RSUs and stock options granted to the NEOs vest ratably over three years.

The exercise price of the stock options granted to the NEOs is the closing market price of our Common Stock on the date of grant.

Funding of the 2021 performance awards

The performance stock units ("PSUs") granted to Messrs. Concannon, McVey and McPherson and the performance shares granted to Mr. Roupie in 2021 (collectively, the "2021 Performance Equity Awards") for 2020 performance were each subject to composite market share and operating margin performance metrics, weighted at 50.0% each. The performance period of the 2021 Performance Equity Awards was from January 1, 2021 to December 31, 2023. Messrs. Gerosa and Panchal were not serving in their roles when the 2021 Performance Equity Awards were granted and did not receive the 2021 Performance Equity Awards.

In January 2024, the Compensation Committee certified the Company's consolidated financial performance under the 2021 Performance Equity Awards against the previously determined composite market share and operating margin metrics, adjusting for unplanned merger and acquisition activity and currency fluctuations, in accordance with the 2020 Equity Incentive Plan. As demonstrated in the chart below, as a percentage of target performance, composite market share and operating margin funded at 77.8% and 0.0%, respectively, with a resulting payout for the 2021 Performance Equity Awards calculated at 38.9% of target.

2021 Performance Stock Unit Award Funding					
Performance Metric	Metric Weightings	Performance Periods			Total Funding
		2021	2022	2023	
Composite Market Share	1/2	70.0%	163.3%	0.0%	77.8%
Operating Margin	1/2	0.0%	0.0%	0.0%	0.0%
Total	100.0%	35.0%	81.7%	0.0%	38.9%

In addition, on August 1, 2021, the Company granted PSUs to Mr. Gerosa in connection with his promotion to CFO (the "CFO PSUs"). The CFO PSUs were subject to composite market share and operating margin performance metrics, weighted at 50% each. The performance period of CFO PSUs was from January 1, 2022 to December 31, 2023. The CFO PSUs were forfeited by Mr. Gerosa following the termination of his employment. Because the CFO PSUs remained subject to time-based vesting requirements, the Compensation Committee did not certify the Company's consolidated financial performance under the CFO PSUs against the previously determined composite market share and operating margin metrics.

Multi-year and one-time awards

One-time awards are not a regular part of the Company's annual compensation program for existing NEOs. In alignment with the feedback we received from our stockholders, we expect that the use of multi-year and other one-time equity awards will be limited to circumstances such as the hiring of new executives, promotions or the retention of key executives. In all past cases, multi-year awards granted by the Company have been attributed to three or more years of future compensation and reduce the annual compensation awarded to the NEOs for those years of attribution. Importantly, these awards act as dollar for dollar offset against future equity awards.

Mr. Panchal's award granted in 2022 in relation to his appointment as CIO (the "CIO Multi-year Award") is the sole multi-year award that is currently outstanding. The CIO Multi-year Award had a grant date fair value of $2.5 million. The CIO Multi-year Award consists of RSUs with a grant date fair value of $1 million that will cliff-vest in March 2026 and PSUs with a grant date fair value of $1.5 million. The Compensation Committee designed the RSUs granted as part of the CIO-Multi-year Award such that $1 million is spread over four years of annual compensation and reduces the amount of the annual equity award that Mr. Panchal receives for each of those performance years by $250,000 on a dollar-for-dollar basis. The Compensation Committee designed the PSUs granted as part of the CIO-Multi-year Award such that $1.5 million is spread over three years of annual compensation and reduces the amount of the annual equity award that Mr. Panchal receives for each of those performance years by $500,000 on a dollar-for-dollar basis. Mr. Panchal also received a cash buy-out award of $1.5 million and a RSU buy-out award of $1.2 million, each awarded by the Company representing forgone compensation at his prior employer.

Messrs. Concannon's and McVey's multi-year awards granted in 2019 and 2018 cliff-vested in January 2024 and November 2023, respectively. Mr. Gerosa's multi-year award granted in 2021 consisted of PSUs that were scheduled to cliff-vest in August 2024 and RSUs and stock options that were scheduled to vest ratably over three years. The performance criteria for the PSUs are the same as those granted as part of the NEOs' annual awards granted in 2021 (composite market share and operating margin). The unvested portion of Mr. Gerosa's multi-year award was forfeited upon his departure from the Company.

In connection with his promotion to Chief Executive Officer, Mr. Concannon received a one-time promotion award (the "Concannon Promotion Award") that consisted of the following: (i) RSUs with a grant value of $1.05 million; and (ii) PSUs with a target grant date fair value of $2.45 million. The RSUs will vest in three installments of 25% in April 2026, 25% in April 2027 and 50% in April 2028. The PSUs have a compound annual growth rate performance metric, calculated using (i) a starting stock price equal to the average closing stock price of each trading day during the thirty (30) calendar days immediately preceding the grant date and (ii) an ending stock price equal to the average closing stock price of each trading day during the ninety (90) calendar days ending on the final day of the applicable performance period. 25% of the PSUs have a three-year performance period, 25% of the PSUs have a four-year performance period and 50% of the PSUs have a five year performance period.

Other benefits; Perquisites

We provide our NEOs with the same benefits offered to all other employees. The cost of these benefits constitutes a small percentage of each NEO's total compensation. In the U.S. and the U.K., key benefits include paid vacation time, premiums paid for group life insurance and disability policies, employer contributions to the NEO's retirement account, and the payment of all or some of the NEO's healthcare premiums in fiscal year 2023. We review these other benefits on an annual basis and make adjustments as warranted based on competitive practices and our performance. Comparable benefits are offered to employees in other geographic locations in which we operate.

The NEOs do not generally receive any perquisites. In 2023, however, Mr. Roupie received a one-time visa assistance benefit for legal fees associated with a visa filing in the United Kingdom for Mr. Roupie, his spouse and two children. Mr. Roupie was responsible for any taxes due as a result of the Company paying for such visa assistance expenses and was not provided a tax gross-up payment for such amounts.

Total direct compensation

Our compensation decisions for year-end 2023 were a balance between the Company's financial results for the year, individual performance and positioning relative to applicable benchmarking data. As described above, cash incentives were largely funded below target with additional total compensation driven by the use of long-term equity incentive awards. A summary of each NEO's 2023 TDC can be found below:

2023 Total Compensation Summary (000's)				
	2023 Base Salary	2023 Incentive		2023 Total Compensation [2]
		Cash	Equity [1]	Total	
Christopher R. Concannon [3]	$650	$1,300	$4,550	$5,850	$6,500
Richard M. McVey [4]	$650	$1,194	$4,156	$5,350	$6,000
Naineshkumar S. Panchal	$450	$800	$1,950	$2,750	$3,200
Kevin M. McPherson	$450	$675	$1,625	$2,300	$2,750
Christophe Roupie [5]	$461	$467	$1,096	$1,563	$2,024
Christopher N. Gerosa [6]	$450	–	–	–	$450

(1)   Represents equity awards attributable to 2023 performance. Messrs. Concannon's, McVey's and Panchal's equity incentive column include $1,000,000, $1,833,000 and $750,000 in attributed multi-year compensation from previously granted multi-year equity awards. See "—Multi-Year Awards" below. Mr. Gerosa's equity incentive would have included $333,333 in attributed multi-year compensation from previously granted multi-year equity awards, but his 2023 equity incentive was reduced to zero. See footnote 6 below.

(2)   "2023 Total Compensation" differs from the figures shown in the total column of the table under "*Executive compensation —Summary compensation table."* The Summary Compensation Table reflects the full grant date value of any equity award received by the NEOs in the year actually granted, in accordance with FASB ASC Topic 718.

(3)   Mr. Concannon was promoted to Chief Executive Officer on April 3, 2023. He previously served as President and Chief Operating Officer. In connection with his promotion to Chief Executive Officer, Mr. Concannon also received (i) RSUs with a grant value of $1.05 million; and (ii) PSUs with a target grant date fair value of $2.45 million, in each case, not reflected under "Equity" in the table above.

(4)   Mr. McVey became Executive Chairman on April 3, 2023. He previously served as Chief Executive Officer.

(5)   Mr. Roupie is located in the U.K., and, while the amounts shown in the table are expressed in U.S. dollars, the components of his compensation are paid in British pounds. These components were converted to U.S. dollars using the exchange rate of 1.2453, which is the average exchange rate for the year ended December 31, 2023.

(6)   On November 6, 2023, Mr. Gerosa resigned from his position as Chief Financial Officer, effective January 31, 2024. As such, the Compensation Committee used its discretion to adjust his total 2023 annual cash and equity incentives to $0.

Additional compensation information

Executive common stock ownership and holdings guidelines

We believe that equity-based awards are an important factor in aligning the long-term financial interest of our NEOs and our stockholders. As such, we maintain stock ownership guidelines for our NEOs. Generally, under the guidelines, Messrs. Concannon and McVey are required to own not less than a number of shares of Common Stock equal in value to ten times their respective base salaries using a price of $254.67 per share, which was the average of the daily closing price of our Common Stock for the twelve-month period ending March 31, 2024 (the "Calculation Price"). At their current respective base salaries of $750,000 and $650,000, Messrs. Concannon's and McVey's required ownership level is not less than 29,450 and 25,524 shares, respectively, each. All of their vested and unvested restricted shares, vested and unvested RSUs, settled performance shares, and shares deferred under a non-qualified deferred compensation arrangement will be counted for the post-termination holding requirement; vested and unvested stock options are excluded from the requirement.

The Company's other NEOs are required to own not less than three times their base salary using the Calculation Price. At their current base salaries, the other NEOs required ownership is not less than 5,301 shares, for each of Messrs. McPherson and Panchal and 5,361 shares for Mr. Roupie. New NEOs will be subject to the same guidelines and will be required to be in compliance within five years of becoming an NEO. Under our ownership guidelines, shares purchased and held beneficially, vested and unvested RSUs and restricted shares and settled performance shares count toward the minimum ownership requirement. Vested and unvested options and unsettled performance shares are not counted toward the ownership requirement. Compliance with the Common Stock ownership guidelines is reviewed by our Board's Nominating and Corporate Governance Committee every year or more often at the discretion of the Board or Nominating and Corporate Governance Committee. All of our NEOs are currently in compliance with the guidelines.

Incentive compensation clawback policies

The Board is dedicated to maintaining and enhancing a culture focused on integrity and accountability which discourages conduct detrimental to the Company's sustainable growth.

In 2023, we adopted the MarketAxess Holdings Inc. Erroneously Awarded Compensation Recovery Policy (the "Erroneously Awarded Compensation Policy"), which is intended to comply with the requirements of Nasdaq Listing Rule 5608. The Erroneously Awarded Compensation Policy generally provides for the recovery of excess incentive-based compensation received by current or former executive officers (as defined in the Erroneously Awarded Compensation Policy) in the event the Company is required to prepare an accounting restatement.

In addition, in 2023, we also adopted the MarketAxess Holdings Inc. Incentive-Based Compensation Recovery Policy (the "Incentive-Based Compensation Policy"). The Incentive-Based Compensation Policy provides for: (a) the recovery of excess incentive-based compensation received by current or former members of the Company's Global Management Team not covered by the Erroneously Awarded Compensation Policy on a discretionary basis; and (b) the recovery of incentive-based compensation in other specified situations not covered by the Erroneously Awarded Compensation Policy from all members of the Company's Global Management Team on a discretionary basis, including (i) the commission of an act of fraud, misappropriation or embezzlement in the course of employment with the Company; (ii) the commission in the workplace of (1) sexual assault or abuse or (2) sexual harassment; (iii) a material violation of material Company policies, including, without limitation, the Company's Code of Conduct, Code of Ethics for the Chief Executive Officer and Senior Financial Officers and

Insider Trading Policy; or (iv) a material violation of any written restrictive covenant, including confidentiality, non-competition and non-solicitation provisions, while employed by the Company.

The clawback provisions discussed above apply to all cash and equity incentive awards for our executive officers, and Global Management Team members, as applicable.

Prohibition of employee and Director hedging and pledging

The Company's Insider Trading Policy prohibits directors and employees (including officers) from engaging in any hedging transaction with respect to Company securities or transactions of a speculative nature at any time. Hedging includes the purchase of financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds) and other transactions designed to hedge or offset, or that have the effect of hedging or offsetting, any decrease in the market value of Company securities or limit the ability to profit from an increase in the value of Company securities. All such persons are prohibited from short-selling Company securities or engaging in transactions involving Company-based derivative securities (which include options, warrants, stock appreciation rights or similar rights whose value is derived from the value of Company securities). This prohibition includes, but is not limited to, trading in Company-based put and call option contracts, transacting in straddles, and similar transactions. These individuals are also prohibited from holding Company securities in a margin account or otherwise pledging Company securities as collateral for a loan.

Severance and change in control arrangements

In hiring and retaining executive level talent, the Compensation Committee believes that providing the executive with a level of security in the event of an involuntary termination of employment or in the event of a change in control is an important and competitive part of the executive's compensation package. We entered into employment agreements with Messrs. Concannon and McVey that provide for severance payments and benefits in the event of the termination of their employment under certain circumstances. The other NEOs are entitled to severance payments and benefits in the event of termination of their employment under certain circumstances pursuant to the terms of severance protection agreements. The severance protection agreements also provide for the accelerated vesting of some or all outstanding equity awards in the event of termination of their employment under certain circumstances or upon a change in control of the Company.

While the agreements with our NEOs are designed to protect them in the event of a change in control, they do not provide for "single-trigger" protection, nor does the Company provide any 280G protection or "gross-up" for excise taxes that may be imposed under Code Section 4999. The agreements do provide that if any payments or benefits paid or provided to the executive would be subject to, or result in, the imposition of the excise tax imposed by Code Section 4999, then the amount of such payments will be automatically reduced to one dollar less than the amount that subjects such payment to the excise tax, unless they would, on a net after-tax basis, receive less compensation than if the payment were not so reduced.

See "*Executive Compensation — Potential termination or change in control payments and benefits"* for additional information regarding these arrangements, payments and benefits.

Impact of tax and accounting

As a general matter, the Compensation Committee reviews and considers the tax and accounting implications of using the various forms of compensation employed by the Company.

When determining the size of grants to our NEOs and other employees under the Company's 2020 Equity Incentive Plan, the Compensation Committee examines the accounting cost associated with the grants. Under FASB ASC Topic 718, grants of stock options, restricted stock, RSUs, performance shares and other stock-based payments result in an accounting charge for the Company. The accounting charge is equal to the fair value of the instruments being issued. For restricted stock, RSUs and performance equity that do not have market-based performance criteria, the cost is equal to the fair value of the Common Stock on the date of grant times the number of shares or units granted, with adjustments made proportionally for the number of performance shares and PSUs expected to vest at the end of each accounting period until final certification of the award. For performance equity that have market-based performance criteria, the cost is equal to the fair value determined using a Monte Carlo valuation model. For stock options, the cost is equal to the fair value determined using a Black-Scholes option pricing model. This expense is recognized over the requisite service or performance period.

Section 162(m) of the Code ("Section 162(m)") generally prohibited any publicly-held corporation from taking a Federal income tax deduction for compensation paid in excess of $1 million in any taxable year to certain executive officers and certain other individuals. Exceptions to this rule had historically included qualified performance-based compensation. However, this performance-based exception from the deduction limit has been repealed, effective for taxable years beginning after December 31, 2017, such that compensation paid to our U.S. NEOs in excess of $1 million is not deductible unless it qualifies for the limited transition relief applicable to certain arrangements in place as of November 2, 2017. While the Compensation Committee considers tax deductibility as one factor in determining executive compensation, the Compensation Committee also looks at other factors in making its decisions, as noted above, and retains the flexibility to award compensation that it determines to be consistent with the goals of our executive compensation program even if the awards are not deductible by us for tax purposes. There can be no assurance that any compensation will in fact be deductible.

REPORT OF THE COMPENSATION AND TALENT COMMITTEE OF THE BOARD OF DIRECTORS

The Compensation and Talent Committee (the "Compensation Committee") has reviewed and discussed with management the Compensation Discussion and Analysis to be included in this Proxy Statement. Based on the reviews and discussions referred to above, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Submitted by the Compensation and Talent Committee of the Board of Directors:

Richard L. Prager — Chair
Nancy Altobello
Stephen P. Casper
Kourtney Gibson

EXECUTIVE COMPENSATION

Summary compensation table

The following table sets forth all compensation received during fiscal years 2021, 2022 and 2023 by (i) Christopher R. Concannon, our CEO, Interim Chief Financial Officer and former President & COO; (ii) Richard M. McVey, our Executive Chairman and former CEO, (iii) Naineshkumar S. Panchal, our Chief Information Officer, (iv) Kevin M. McPherson, our Chief Revenue Officer, (v) Christophe Roupie, our Head of EMEA and APAC and (vi) Christopher N. Gerosa, our former CFO. These executives are referred to as our "named executive officers" or "NEOs" elsewhere in this Proxy Statement.

2023 Summary Compensation Table								
Name and Principal Position	Year	Salary [1] ($)	Bonus [2] ($)	Stock Awards [3,4] ($)	Option Awards [3,4] ($)	Non- Equity Incentive Plan Compensation [5] ($)	All Other Compensation [6] ($)	Total ($)
Christopher R. Concannon	2023	650,000	—	5,627,725	705,361	1,300,000	10,000	8,293,086
Chief Executive Officer and	2022	500,000	—	1,865,359	621,103	1,300,000	10,000	4,296,462
Interim Chief Financial Officer	2021	500,000	—	1,813,764	603,606	1,200,000	10,000	4,127,370
Richard M. McVey	2023	650,000	—	2,682,521	894,264	1,194,000	—	5,420,785
Executive Chairman	2022	500,000	—	2,377,256	791,577	1,750,000	135,000	5,553,833
	2021	500,000	—	2,575,252	856,932	1,800,000	10,000	5,742,184
Naineshkumar S. Panchal	2023	450,000	—	654,676	—	800,000	10,000	1,914,676
Chief Information Officer	2022	333,333	1,485,000	3,725,581	—	900,000	10,000	6,453,915
Kevin M. McPherson	2023	450,000	—	1,561,757	—	675,000	10,000	2,696,757
Global Head of Sales	2022	300,000	—	1,316,603	—	900,000	10,000	2,526,603
	2021	300,000	—	1,354,570	—	1,000,000	10,000	2,664,570
Christophe Roupie	2023	460,760	—	917,120	—	466,986	87,883	1,932,749
Head of EMEA and APAC								
Christopher N. Gerosa	2023	450,000	—	352,794	117,540	—	10,000	930,333
Former Chief Financial Officer	2022	300,000	—	160,872	53,552	600,000	10,000	1,124,424
	2021	276,667	—	1,066,021	250,098	370,000	10,000	1,972,786

(1) Mr. Panchal's 2022 salary represents a partial year of service. Mr. Gerosa's 2021 salary reflects an August 1, 2021 base salary increase related to his promotion to CFO. Mr. Roupie's salary was £370,000 for 2023, which was converted to U.S. dollars using the exchange rate of 1.2453, which is average exchange rate for the year ended December 31, 2023.

(2) Mr. Panchal received a one-time cash sign-on award in 2022, from the Company representing forgone compensation at his prior employer.

(3) The amounts represent the aggregate grant date fair value of stock-based and option awards granted by the Company in 2021, 2022 and 2023, computed in accordance with FASB ASC Topic 718. For further information on how we account for stock-based compensation and certain assumptions made, see Note 11 to the consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on February 22, 2024. These amounts reflect the Company's accounting expense for these awards and do not correspond to the actual amounts, if any, that will be realized by the NEOs. The amounts reported for stock awards in 2021, 2022 and 2023 include performance shares or PSUs.

For 2023, the grant date fair value of the annual bonus PSUs was $1,410,457, $1,788,348, $327,338, $780,878, $458,560 and $235,196 for Messrs. Concannon, McVey, Panchal, McPherson, Roupie and Gerosa, respectively. The grant date fair value of the PSUs is reported based on achievement of 100% of the target performance goals, which represents the probable outcome of the performance goals as of the grant date. If the Company achieves the maximum performance goals, as measured at the end of the three-year performance period ending December 2026, then the fair value of the PSUs granted in 2023 would be $2,820,914, $3,576,695, $654,676, $1,561,757, $917,120 and $470,391 for Messrs. Concannon, McVey, Panchal, McPherson, Roupie and Gerosa, respectively. The PSUs granted to Mr. Gerosa in 2021, 2022 and 2023 were forfeited upon his termination from the Company. See "2023 compensation detail – Annual long-term equity incentives – Performance stock units" in the CD&A for additional detail.

(4) In April 2023, in conjunction with his promotion to CEO, Mr. Concannon was awarded a one-time equity grant that consisted of market-based PSUs and service-based RSUs, with an aggregate grant date value of $3,500,000. The grant date fair value of the PSUs of $2,450,022 was valued using a Monte Carlo valuation that takes into account the probability of achieving various market-based outcomes as of the grant date. The expense will not change if the Company achieves the maximum performance goals, as measured at April 3, 2026, April 3, 2027, and April 3, 2028. The PSUs will vest 25% on each of the third and fourth anniversaries of the grant date and 50% on the fifth anniversary of the grant date, subject to achievement of the performance criteria and Mr. Concannon's continued service through each respective vest date. Mr. Concannon also received a service-based RSU grant with a fair value of $1,062,018. The RSU award will vest 25% on each of the third and fourth anniversaries of the grant date and 50% on the fifth anniversary of the grant

date, subject to Mr. Concannon's continued service. In March 2022, Mr. Panchal was awarded a one-time equity grant that consisted of PSUs and RSUs, with an aggregate grant date value of $3,690,000. The grant date fair value of the PSUs of $1,514,242 is reported based on achievement of 100% of the target performance goals, which represents the probable outcome of the performance goals as of the grant date. If the Company achieves the maximum performance goals, as measured at the end of the three-year performance period ending December 2024, then the fair value of the PSUs granted in 2022 would be $3,028,483. The PSUs will cliff vest on the third-year anniversary of the date of grant. Under the same award, Mr. Panchal received two RSU grants with fair values of $1,201,592 and $1,009,748. The RSU award with a grant date fair value of $1,201,592 awarded by the Company to Mr. Panchal represents forgone compensation at his prior employer. The RSU awards will vest in three equal annual installments beginning on the first anniversary of the date of grant for the first award and will 100% cliff vest on the fourth anniversary of the date of grant for the second award. In August 2021, Mr. Gerosa was awarded a one-time equity grant that consisted of performance stock units, restricted stock units and stock options, with an aggregate grant date value of $1,000,000. The grant date fair value of the performance shares of $508,432 is reported based on achievement of 100% of the target performance goals, which represents the probable outcome of the performance goals as of the grant date. The performance stock units were scheduled to cliff vest on the third-year anniversary of the date of grant and the stock options and restricted stock units were scheduled to vest in three equal annual installments beginning on the first anniversary of the date of grant. All of the performance stock units and the unvested portion of Mr. Gerosa's service-based awards was forfeited upon the termination of his employment with the Company.

(5) These amounts represent annual cash incentive compensation earned under the Employee Cash Incentive Plan. See "2023 compensation detail – Annual cash incentive" in the CD&A for additional detail.

(6) These amounts represent: (i) for Messrs. Concannon, McVey, Panchal, McPherson, and Gerosa, employer matching contributions to the Company's 401(k) defined contribution plan for each NEO for each year reported; (ii) for Mr. Roupie, employer paid pension contributions and cash paid in lieu of pension once the maximum was reached (these amounts were paid in British pounds and converted to U.S. dollars using the exchange rate of 1.2453, which is average exchange rate for the year ended December 31, 2023; and (iii) for Mr. Roupie, £40,460 paid in 2023 representing a one-time visa assistance benefit for legal fees associated with a visa filing in the United Kingdom for Mr. Roupie, his spouse and two children (this amount was converted to U.S. dollars using the exchange rate of 1.2453, which is average exchange rate for the year ended December 31, 2023). Messrs. McVey and Roupie did not receive a tax gross-up payment for fees paid on their behalf.

Grants of plan-based awards

The following table summarizes the grants of PSUs, RSUs and stock options we made to the NEOs in 2023, as well as potential payouts pursuant to certain performance-based compensation arrangements. There can be no assurance that the grant date fair value of stock awards will ever be realized.

2023 Grants of Plan-Based Awards Table

Name/Award Type	Grant Date	Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards[1]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	(#)	($ / Sh)	($)
Christopher R. Concannon												
Annual Cash Incentive2			—	1,625,000	2,437,500							
Restricted Stock Units3	2/15/2023	1/19/2023							1,967			705,229
Restricted Stock Units4	4/3/2023	1/6/2023							2,729			1,062,018
Performance Stock Units5	2/15/2023	1/19/2023				0	3,934	7,868				1,410,457
Performance Stock Units6	4/3/2023	1/6/2023				0	5,039	15,117				2,450,022
Stock Options7	2/15/2023	1/19/2023								5,713	358.53	705,361
Richard M. McVey												
Annual Cash Incentive2			—	1,492,500	2,238,750							
Restricted Stock Units3	2/15/2023	1/19/2023							2,494			894,174
Performance Stock Units5	2/15/2023	1/19/2023				0	4,988	9,976				1,788,348
Stock Options7	2/15/2023	1/19/2023								7,243	358.53	894,264
Naineshkumar S. Panchal												
Annual Cash Incentive2			—	850,000	1,275,000							
Restricted Stock Units3	2/15/2023	1/18/2023							913			327,338
Performance Stock Units5	2/15/2023	1/18/2023				0	913	1,826				327,338
Kevin M. McPherson												
Annual Cash Incentive2			—	750,000	1,125,000							
Restricted Stock Units3	2/15/2023	1/18/2023							2,178			780,878
Performance Stock Units5	2/15/2023	1/18/2023				0	2,178	4,356				780,878
Christophe Roupie												
Annual Cash Incentive2			—	466,986	700,479							
Restricted Stock Units3	2/15/2023	1/18/2023							1,279			458,560
Performance Stock Units5	2/15/2023	1/18/2023				0	1,279	2,558				458,560
Christopher N. Gerosa												
Annual Cash Incentive2			—	600,000	900,000							
Restricted Stock Units3	2/15/2023	1/18/2023							328			117,598
Performance Stock Units5	2/15/2023	1/18/2023				0	656	1,312				235,196
Stock Options7	2/15/2023	1/18/2023								952	358.53	117,540

(1) The value of a RSU and stock option is based on the fair value of such award, computed in accordance with FASB ASC Topic 718. The value of a PSUs is based on the grant date fair value of such award assuming 100% of target, computed in accordance with FASB ASC Topic 718. For further information on how we account for stock-based compensation, see Note 11 to the consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2023.

(2) Amounts reflect the threshold, target, and maximum annual cash incentive compensation amounts that could have been earned during 2023 under our Employee Cash Incentive Plan. The amounts of annual cash incentive compensation earned in 2023 by our NEOs were determined and paid in January 2024. The amounts paid are included in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. See "Compensation discussion & analysis — 2023 compensation detail — Annual cash incentives."

(3) Amounts reflect the number of bonus RSUs awarded in 2023 to the NEOs. These grants of RSUs, which were made under the 2020 Equity Incentive Plan, vest in three equal installments beginning on the first anniversary of the date of grant, subject to the NEO's continued service. See "Compensation discussion & analysis — 2023 compensation detail — Annual long term equity incentives — Restricted stock units and stock options."

(4) Reflects a service-based RSU award granted to Mr. Concannon in conjunction with his promotion to CEO. The award will vest 25% on each of the third and fourth anniversaries of the grant date and 50% on the fifth anniversary of the grant date, subject to Mr. Concannon's continued service through the respective vesting dates.

(5) Reflects the threshold, target and maximum number of PSUs that were awarded under the 2020 Equity Incentive Plan that would vest based on the level of achievement by the Company of U.S. credit market share, revenue growth excluding U.S. credit, and operating margin targets for the three-year performance period beginning on January 1, 2024 and ending on December 31, 2026. Each PSU that is earned will cliff vest on February 15, 2027, subject to the NEO's continued service. See "Compensation discussion & analysis — 2023 compensation detail — Annual long term equity incentives — Performance stock units."

(6) Reflects a market-based PSU award granted to Mr. Concannon in conjunction with his promotion to CEO. The award will vest 25% on each of the third and fourth anniversaries of the grant date and 50% on the fifth anniversary of the grant date, subject to achievement of the performance criteria and Mr. Concannon's continued service through the respective vesting dates.

(7) Amounts reflect the number of shares underlying stock options awarded to the NEOs in 2023. The grant of stock options, which was made under the 2020 Equity Incentive Plan, will vest in three equal installments beginning on the first anniversary of the date of grant, subject to the participant's continued service. See "Compensation discussion & analysis — 2023 compensation detail — Annual long term equity incentives — Restricted stock units and stock options."

Outstanding equity awards at fiscal year-end

The following table summarizes unexercised stock options, shares of restricted stock and RSUs that had not vested, and related information for each of our NEOs, as of December 31, 2023. The market value of restricted stock awards and RSUs is based on the closing price of the Company's Common Stock on December 31, 2023 of $292.85.

	Outstanding Equity Awards - Year End 2023							
	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable[1] (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[2] (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Christopher R. Concannon	2,919		523.00	1/15/2027				
	2,129		344.48	1/31/2028				
		35,679	272.88	7/22/2024				
		41,189	294.71	7/22/2024				
		1,439	523.00	1/15/2027				
		4,134	344.48	1/31/2028				
		5,713	358.53	2/15/2029				
					(5) 18,914	5,538,965		
					(3) 381	111,576		
					(4) 1,192	349,077		
					(6) 1,967	576,036		
					(10) 2,729	799,188		
					(7)		2,312	677,069
					(8)		3,610	1,057,189
					(9)		3,934	1,152,072
					(11)		5,039	1,475,671
Richard M. McVey	16,037		203.72	1/15/2024				
	9,342		368.10	1/15/2026				
	4,145		523.00	1/15/2027				
	69,113		257.78	5/8/2024				
	79,411		278.40	5/8/2024				
	2,713		344.48	1/31/2028				
		2,042	523.00	1/15/2027				
		5,269	344.48	1/31/2028				
		7,243	358.53	2/15/2029				
					(3) 541	158,432		
					(4) 1,533	448,939		
					(6) 2,494	730,368		
					(7)		3,283	961,427
					(8)		4,601	1,347,403
					(9)		4,988	1,460,736
Naineshkumar S. Panchal					(6) 2,109	617,621		
					(14) 2,658	778,395		
					(6) 913	267,372		
					(15)		3,986	1,167,300
					(9)		913	267,372
Kevin M. McPherson					(3) 427	125,047		
					(4) 1,262	369,577		
					(6) 2,178	637,827		
					(7)		1,295	379,241
					(8)		1,911	559,636
					(9)		2,178	637,827

Christophe Roupie					(3)	148	43,342		
					(4)	821	240,430		
					(6)	1,279	374,555		
					(7)			451	132,075
					(8)			1,243	364,013
					(9)			1,279	374,555
Christopher N. Gerosa	1,277		475.17	8/1/2027					
	183		344.48	1/31/2028					
		638	475.17	8/1/2027					
		357	344.48	1/31/2028					
		952	358.53	2/15/2029					
					(3)	191	55,934		
					(12)	178	52,127		
					(4)	103	30,164		
					(6)	328	96,055		
					(13)			1,070	313,350
					(8)			311	91,076
					(9)			656	192,110

(1) 35,679 and 41,189 stock options granted to Mr. Concannon vested on January 22, 2024. The 1,439 stock options granted to Mr. Concannon vested on January 31, 2024. Of the 4,134 stock options granted to Mr. Concannon, 2,067 vested on January 31, 2024 and the remainder will vest on January 31, 2025, subject to time-based performance conditions. Of the 5,713 options granted to Mr. Concannon, 1,942 vested on February 15, 2024 and the remainder will vest 50% on each of February 15, 2025 and February 15, 2026. The 2,042 stock options granted to Mr. McVey vested on January 31, 2024. Of the 5,269 stock options granted to Mr. McVey, 2,634 vested on January 31, 2024 and the remainder will vest on January 31, 2025, subject to time-based performance conditions. Of the 7,243 stock options granted to Mr. McVey, 2,462 vested on February 15, 2024 and the remainder will vest 50% on each of February 15, 2025 and February 15, 2026, subject to time-based performance conditions. The 638 stock options granted to Mr. Gerosa were scheduled to vest on August 1, 2024, subject to time-based performance conditions. Of the 357 stock options granted to Mr. Gerosa, 178 vested on January 31, 2024 and the remainder were scheduled to vest on January 31, 2025, subject to time-based performance conditions. Of the 952 stock options granted to Mr. Gerosa, 323 were scheduled to vest on February 15, 2024 and the remainder were scheduled to vest 50% on each of February 15, 2025 and February 15, 2026. The unvested portion of Mr. Gerosa's awards were forfeited upon the termination of his employment with the Company. See "*— Potential termination or change in control payments and benefits"* for additional information.

(2) Each share of restricted stock and each RSU represents one share of the Company's Common Stock that is subject to forfeiture if the applicable vesting requirements are not met. Generally, vesting is subject to the NEOs continued service through the vesting date, except that shares of restricted stock and RSUs will vest in the event of certain terminations of employment and, in certain circumstances, may vest upon a change in control. See "*— Potential termination or change in control payments and benefits"* for additional information.

(3) These restricted shares and RSUs fully vested on January 31, 2024.

(4) 50% of these restricted shares and RSUs vested on January 31, 2024 and the remainder will vest on January 31, 2025.

(5) 18,914 shares for Mr. Concannon outstanding as of December 31, 2023 represent 100% of the target unearned performance shares awarded on January 22, 2019. The shares were settled as the applicable performance goals were met. The shares fully vested on January 22, 2024.

(6) For Mr. Concannon, 668 RSUs vested on March 15, 2024 and 50% of the remainder will vest on each of February 15, 2025 and 2026. For Mr. McVey, 847 RSUs vested on March 15, 2024 and 50% of the remainder will vest on each of February 15, 2025 and 2026. Of the 913 RSUs outstanding for Mr. Panchal, 310 RSUs vested on February 15, 2024 and 50% of the remainder will vest on each of February 15, 2025 and February 15, 2026. Of the 2,109 RSUs outstanding for Mr. Panchal, 1,055 RSUs vested on March 1, 2024 and the remainder will vest on March 1, 2025. For Mr. McPherson, 740 RSUs vested on February 15, 2024 and 50% of the remainder will vest on each of February 15, 2025 and February 15, 2026. For Mr. Roupie, 434 RSUs vested on February 15, 2024 and 50% of the remainder will vest on each of February 15, 2025 and February 15, 2026. For Mr. Gerosa, 111 RSUs were scheduled to vest on February 15, 2024 and the remainder were scheduled to vest 50% on each of February 15, 2025 and February 15, 2026. The unvested portion of Mr. Gerosa's awards were forfeited upon the termination of his employment with the Company.

(7) The 2,312 shares for Mr. Concannon, 3,283 shares for Mr. McVey, 1,295 shares for Mr. McPherson, and 451 shares for Mr. Roupie outstanding as of December 31, 2023 represent 100% of the target performance shares awarded on January 15, 2021. The shares will not settle until January 2024 and will vest on January 31, 2024. The shares settled at 38.9% of target in January 2024 and 899, 1,277, 504, and 175 shares vested and delivered, respectively, on January 31, 2024.

(8) The 3,610 shares for Mr. Concannon, 4,601 shares for Mr. McVey, 1,911 shares for Mr. McPherson, 1,243 shares for Mr. Roupie, and 311 shares for Mr. Gerosa outstanding as of December 31, 2023 represent 100% of the target performance shares awarded on January 31, 2022. The shares will not settle until January 2025 and will vest on January 31, 2025. The unvested portion of Mr. Gerosa's awards were forfeited upon the termination of his employment with the Company.

(9) The 3,934 shares for Mr. Concannon, 4,988 shares for Mr. McVey, 913 shares to Mr. Panchal, 2,178 shares for Mr. McPherson, 1,279 shares for Mr. Roupie, and 656 shares for Mr. Gerosa outstanding as of December 31, 2023 represent 100% of the target performance shares awarded on February 15, 2023. The shares will not settle until January 2026 and will vest on February 15, 2026. The unvested portion of Mr. Gerosa's awards were forfeited upon the termination of his employment with the Company.

(10) The 2,729 shares for Mr. Concannon are subject to time-based performance and will vest 25% on each of April 3, 2026 and April 3, 2027 and 50% on April 3, 2028.

(11) The 5,039 shares for Mr. Concannon outstanding as of December 31, 2023 represent 100% of the target for market-based performance shares awarded to Mr. Concannon on April 3, 2023. The shares settle and vest 25% on each of April 3, 2026 and April 3, 2027 and 50% on April 3, 2028, subject to Mr. Concannon's continued service through each respective vesting date.

(12) 178 RSUs granted to Mr. Gerosa were scheduled to vest on August 1, 2024. The unvested portion of Mr. Gerosa's awards were forfeited upon the termination of his employment with the Company.

(13) The 1,070 shares for Mr. Gerosa outstanding as of December 31, 2023 represent 100% of the target performance shares awarded on August 1, 2021. The shares were scheduled to settle in January 2024 and vest on August 1, 2024. The unvested portion of Mr. Gerosa's awards were forfeited upon the termination of his employment with the Company.

(14) 2,658 RSUs granted to Mr. Panchal will vest on March 1, 2026.

(15) The 3,986 shares for Mr. Panchal outstanding as of December 31, 2023 represent 100% of the target performance shares awarded on March 1, 2022. The shares will not settle until January 2025 and will vest on March 1, 2025.

Option exercises and stock vested

The following table summarizes each exercise of stock options, each vesting of restricted stock and related information for each of our NEOs on an aggregated basis during 2023.

2023 Option Exercises and Stock Vesting				
	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise [1] ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting [2] ($)
Christopher R. Concannon	—	—	4,988	1,814,884
Richard M. McVey	—	—	122,720	36,997,951
Naineshkumar S. Panchal	—	—	1,054	366,023
Kevin M. McPherson	—	—	2,141	779,003
Christophe Roupie	—	—	1,144	416,244
Christopher N. Gerosa	—	—	502	164,630

(1) Value realized represents the market value on the date of exercise in excess of the exercise price.

(2) Value realized represents the market value on the date of vesting.

Non-qualified deferred compensation

All U.S.-based NEOs were eligible to elect to defer the settlement of the RSUs awarded in whole or in part. The following table sets forth information with respect to vested RSUs held by Mr. McVey as of December 31, 2023, for which he has elected to defer the delivery of the underlying shares until the earlier of (i) separation of service (within the meaning of Code Section 409A), subject to the six-month delay required under Code Section 409A, (ii) a change of control of the Company and (iii) the calendar year in which the applicable anniversary following vesting occurs:

RSU Deferral Elections				
Name	Award / Deferral Date	Amount Deferred (#)	Re-deferral Date	Deferral Period (Years)
Richard M. McVey	1/14/2011	22,428	12/1/2015 [1]	10
	1/19/2011	74,729	12/1/2015 [1]	10
	1/15/2014	26,087	11/18/2019	separation of service
	1/15/2016	2,981	N/A [2]	5
	1/15/2017	6,222		separation of service
	1/15/2018	1,458	N/A [2]	3
	1/15/2019	7,757		separation of service
	1/15/2020	2,324		5

(1) Mr. McVey began taking receipt of the underlying shares for his January 14, 2011 and January 19, 2011 awards in February 2022.

(2) Mr. McVey did not elect to re-defer his January 2013 and January 2015 RSU awards, and he began taking receipt of the underlying shares in February 2021. He did not elect to re-defer his January 2016 and January 2018 RSU awards, and he began taking receipt of the underlying shares in February 2022.

The table below shows (i) the contributions made by each NEO during the fiscal year ended December 31, 2023, (ii) aggregate earnings on each NEO's account balance during the fiscal year ended December 31, 2023, (iii) the aggregate amount of withdrawals or distributions made for each NEO and (iv) the aggregate balance of each of our NEOs as of December 31, 2023:

2023 Non-Qualified Deferred Compensation Table				
Name	Executive Contributions in Last Fiscal Year [1] ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year [2,3] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End [4] ($)
Christopher R. Concannon	—	—	62,988	—	359,387
Richard M. McVey	563,768	—	6,755,514	28,070,287	45,190,880
Naineshkumar S. Panchal	—	—	—	—	—
Kevin M. McPherson	—	—	—	—	—
Christophe Roupie	—	—	—	—	—
Christopher N. Gerosa	—	—	10,198	—	147,359

(1) For Mr. McVey, reflects the market value of the Common Stock underlying 1,534 RSUs for which 767 vested on January 31, 2023 and 767 vested on March 2, 2023 based on the closing price of our Common Stock on such dates of $363.85 and $354.78, respectively. In addition, it includes the value of amounts accrued and unpaid under dividend equivalent rights in 2020 through 2023 as of such vesting dates. The dividend equivalents are equal in amount to the ordinary cash dividends paid to the holders of our Common Stock in 2020 through 2023 and will be paid when Mr. McVey takes receipt of the underlying shares of the applicable RSUs.

(2) Aggregate earnings with respect to vested and undelivered RSUs include changes in the market value of the shares of Common Stock underlying the RSUs based on the difference of the closing price of our Common Stock on December 31, 2023 of $292.85 and the closing price of our Common Stock on the date of vesting, as well as the value of amounts accrued under a dividend equivalent right in 2023 that were unpaid as of December 31, 2023. Additionally, aggregate earnings include the difference in value of shares of Common Stock underlying the RSUs deferred by Mr. McVey in 2011, 2014, 2016, 2017, 2018, 2019, 2020, and 2022 at fiscal year-end 2023 versus fiscal year-end 2022, as well as the value of accrued but unpaid dividend equivalents. These amounts are not included in the Summary Compensation Table because plan earnings were not preferential or above market.

(3) Amounts for Mr. Concannon and Mr. Gerosa represent gains incurred through the non-qualified deferred cash plan.

(4) The value of the Aggregate Balance at Last Fiscal Year-End for the RSUs was determined by adding all executive contributions for fiscal year-end 2023 to any aggregate earnings for fiscal year 2023 and the Aggregate Balance at Last Fiscal Year-End as previously reported for year-end 2022, which was $65,941,886 for Mr. McVey, $296,399 for Mr. Concannon and $137,161 for Mr. Gerosa.

Employment agreements and severance arrangements with our Named Executive Officers

Richard M. McVey employment agreement

On January 6, 2023, Mr. McVey and the Company entered into an amended and restated employment agreement (the "*McVey Employment Agreement*") that provides, effective the Transition Effective Date, that Mr. McVey will be employed by the Company as its Executive Chairman for a term expiring on the date of the Company's 2025 annual meeting of stockholders. The term may be extended by mutual written agreement of the parties at any time.

The expected duties of Mr. McVey as Executive Chairman are set forth in the McVey Employment Agreement and include, among other things, transitioning his prior responsibilities to the new Chief Executive Officer and managing the transition of relationships with key clients and stakeholders. It is expected that Mr. McVey spends approximately 66% on average of his business time during the term on the performance of duties as Executive Chairman. For a discussion of our leadership structure, including the roles of Executive Chairman and Chief Executive Officer, see "Corporate governance – Board leadership structure."

Mr. McVey's annual base salary under the McVey Employment Agreement is a minimum of $650,000 per year.

Under the McVey Employment Agreement, Mr. McVey is eligible to receive annual cash and equity incentives in accordance with the Company's annual performance incentive plan and equity plan, each as is in effect from time to time, and is entitled to participate in all benefit plans and programs available to our other senior executives, at a level commensurate with other senior management of the Company. Pursuant to the terms of the McVey Employment Agreement, Mr. McVey's annual cash incentive for the 2023 calendar year, and his annual equity award made in 2024 based on the 2023 performance year, was calculated on a pro-rata basis taking into account the award percentages that correspond to Mr. McVey's positions before and after the Transition Effective Date.

The McVey Employment Agreement provides for severance payments and benefits (subject to Mr. McVey's execution of a waiver and general release) if Mr. McVey's employment was terminated under various conditions. See below under "— *Potential termination or change in control payments and benefits*" for a description of such payments and benefits.

The Company does not provide tax reimbursements to executives in the event of a Change of Control. The McVey Employment Agreement provides that if any payments or benefits paid or provided to him are subject to, or result in, the imposition of the excise tax imposed by Section 4999 of the Code, then the amount of such payments would be automatically reduced to one dollar less than the amount that subjects such payment to the excise tax, unless he would, on a net after-tax basis, receive less compensation than if the payment were not so reduced. The McVey Employment Agreement further provides that any award gains and annual incentive awards received by Mr. McVey would be subject to potential clawback under policies adopted by the Company.

For purposes of the McVey Employment Agreement, "Cause Event" generally means Mr. McVey's:

- willful misconduct or gross negligence in the performance of his duties;

- conviction of, or plea of guilty or *nolo contendere* to, a crime relating to us or any of our affiliates, or any felony; or

- material breach of his employment agreement, our material written policies that are signed by Mr. McVey, such as our Code of Conduct, as well as policies related to personal trading, insider trading, workplace conduct and sexual harassment or any other material written agreement with us.

For purposes of the McVey Employment Agreement, "Good Reason" generally means:

- Mr. McVey's no longer holding the title of Executive Chairman, or the failure of the Board to nominate him as a director or, once elected to the Board, the failure of the Board to elect him as Chairman;

- a material diminution in his duties, authorities or responsibilities or the assignment of duties or responsibilities materially adversely inconsistent with his then-current position (other than as a result of his ceasing to be a director);

- our material breach of his employment agreement;

- a relocation of his principal place of business of more than 50 miles; or

- our failure to obtain a reasonably satisfactory written agreement from any successor to all or substantially all of our assets to assume and agree to perform our obligations under his employment agreement.

For purposes of the McVey Employment Agreement, "Change in Control" generally means:

- an acquisition representing 50% or more of the combined voting power of our then outstanding securities;

- a change in the majority of the members of our Board during any two-year period, unless such members are approved by two-thirds of the Board members who were members at the beginning of such period or members whose nominations were so approved;

- our merger or consolidation, other than (a) a transaction resulting in our voting securities outstanding immediately prior thereto continuing to represent more than 50% of the combined voting power of the voting securities of such surviving entity immediately after such transaction or (b) a transaction effected to implement a recapitalization (or similar transaction) in which no person acquires more than 50% of the combined voting power of our then outstanding securities; or

- our stockholders' approval of a plan of complete liquidation or the consummation of the sale or disposition of all or substantially all of our assets other than (a) the sale or disposition of all or substantially all of our assets to a beneficial owner of 50% or more of the combined voting power of our outstanding voting securities at the time of the sale or (b) pursuant to a spinoff type transaction of such assets to our stockholders.

Mr. McVey has also executed a Proprietary Information and Non-Competition Agreement and the Company's standard form of Indemnification Agreement.

Christopher R. Concannon employment agreement

On January 6, 2023, Mr. Concannon and the Company entered into an amended and restated employment agreement (the "Concannon Employment Agreement") that provides, effective the Transition Effective Date, that Mr. Concannon will be employed by the Company as its Chief Executive Officer for an initial five-year term, with successive one-year automatic renewals unless either party elects not to extend the term at least 90 days prior to the last day of the term. For a discussion of our leadership structure, including the roles of Executive Chairman and Chief Executive Officer, see "Corporate governance – Board leadership structure."

Under the Concannon Employment Agreement, Mr. Concannon's minimum annual base salary is $650,000 per year and he is eligible to receive annual cash and equity incentives in accordance with the Company's annual performance incentive plan and equity plan, each as in effect from time to time. Pursuant to the terms of the Concannon Employment Agreement, Mr. Concannon's annual cash incentive for the 2023 calendar year, and his annual equity award made in 2024 based on the 2023 performance year, was calculated on a pro-rata basis taking into account the award percentages that correspond to Mr. Concannon's positions before and after the Transition Effective Date. The Concannon Employment Agreement provides that Mr. Concannon would receive on the Transition Effective Date the following equity awards under the Company's 2020 Equity Incentive Plan: (i) RSUs with a target grant date fair value of $1.05 million (as determined by the Committee by dividing award value by the average closing price of Company stock on the ten trading days leading up to and including the grant date, rounded to the nearest whole number); and (ii) PSUs with a target grant date fair value of $2.45 million (as determined by the Committee based on the Monte Carlo method).

The Concannon Employment Agreement provides that Mr. Concannon's employment may be terminated by him or by the Company at any time. The Concannon Employment Agreement provides for severance payments and benefits (subject to Mr. Concannon's execution of a waiver and general release) if Mr. Concannon's employment is terminated under various conditions. See below under *"— Potential termination or change in control payments and benefits"* for a description of such payments and benefits.

For purposes of the Concannon Employment Agreement, the terms "Cause Event", "Change in Control", and "Good Reason" generally have the same meaning as defined in the McVey Employment Agreement, except that (i) "Cause Event" also meant intentional failure or refusal to follow a lawful and proper direction of the Board, and (ii) "Good Reason refers to Mr. Concannon no longer holding the title of Chief Executive Officer and clarifies that a material diminution of Mr. Concannon's duties does not include the performance of duties by Mr. McVey pursuant to the terms of the McVey Employment Agreement.

The Concannon Employment Agreement provides that if any payments or benefits paid or provided to Mr. Concannon are subject to, or result in, the imposition of the excise tax imposed by Code Section 4999, then the amount of such payments would be automatically reduced to one dollar less than the amount that subjects such payment to the excise tax, unless Mr. Concannon would, on a net after-tax basis, receive less compensation than if the payment were not so reduced. The Concannon Employment Agreement further provides that any award gains and annual incentive awards received by Mr. Concannon are subject to potential clawback under policies adopted by the Company.

Mr. Concannon has also executed a Proprietary Information and Non-Competition Agreement and the Company's standard form of Indemnification Agreement.

Christophe Roupie employment agreement

On March 15, 2017, a subsidiary of the Company entered into a contract of employment (the "*Roupie Employment Agreement")*, with Christophe Roupie, pursuant to which Mr. Roupie became the Company's Head of Europe and Asia. Mr. Roupie's title changed to Head of EMEA and APAC in May 2020.

The Roupie Employment Agreement allows for adjustment of compensation due to performance, as well as other clawback provisions as required under the U.K. Remuneration Code and similar statutes in Europe.

Severance protection agreements

Messrs. McPherson and Panchal do not have employment agreements with us but are entitled to severance payments and benefits under their respective severance protection agreements (the "Severance Protection Agreements" or the "SPAs"), which provide for severance payments and benefits (subject to such executive's execution of a waiver and general release) if such executive's employment is terminated under various conditions. Mr. Roupie is entitled to severance payments and benefits under his Severance Protection Agreement. Prior to the termination of his employment, Mr. Gerosa did not have an employment agreement with the Company, but was entitled to severance payments and benefits under his Severance Protection Agreement if his employment was terminated under various conditions. See below under *"— Potential termination or change in control payments and benefits"* for a description of such payments and benefits.

For purposes of the Severance Protection Agreements, "Cause" generally means such executive's:

- willful misconduct, gross misconduct, or gross negligence in the performance of such executive's duties;

- conviction of, or plea of guilty or nolo contendere to, a crime relating to us or any of our affiliates, or any felony;

- material breach of any material written agreement (including such executive's proprietary information and non-competition agreement) with us or on of our written policies signed by such executive;

- intentional failure or refusal to follow a lawful and proper direction of the Board or the CEO; or

- any other conduct by the executive, whether or not in the course of performing the executive's responsibilities to the Company, that has or is reasonably likely to have a material adverse effect on the business, assets or reputation of the Company.

For purposes of the Severance Protection Agreements, "Good Reason" generally means the occurrence of any of the following:

- an adverse change in such executive's title

- a material diminution in such executive's duties, authorities or responsibilities or the assignment of duties or responsibilities materially adversely inconsistent with such executive's then-current position;

- a reduction in such executive's base salary or annual target incentive bonus (as a percentage of base salary)

- a relocation of such executive's principal place of business of more than 50 miles;

- we provide written notice of our intent not to renew the applicable Severance Protection Agreement;

- our failure to obtain a reasonably satisfactory written agreement from any successor to all or substantially all of our assets to assume and agree to perform our obligations under the Severance Protection Agreement.

For purposes of the Severance Protection Agreements, the term "Change in Control" generally has the same meaning as defined in the McVey Employment Agreement.

Proprietary information and non-competition agreements

Each of our NEOs has entered into, and is subject to the terms of, a Proprietary Information and Non-Competition Agreement with us that contains, among other things, (i) certain provisions prohibiting disclosure of our confidential information without our prior written consent, (ii) certain non-competition provisions that restrict their engaging in certain activities that are competitive with us during their employment and for one year thereafter for Messrs. McVey, Concannon, McPherson and Panchal, nine months thereafter for Mr. Roupie and six months thereafter for Mr. Gerosa, (iii) certain non-solicitation provisions that restrict their recruiting, soliciting or hiring our non-clerical employees or consultants during their employment and for two years thereafter for Messrs. McVey, Concannon, McPherson and Panchal and one year for Mr. Roupie and (iv) certain non-solicitation provisions that restrict their soliciting any person or entity to terminate, cease, reduce or diminish their relationship with us, during their employment and for two years thereafter for Messrs. McVey and Concannon and one year thereafter for Messrs. Gerosa, McPherson, Panchal and Roupie. Mr. Gerosa remains subject to the terms of his Proprietary Information and Non-Competition Agreement following the termination of his employment.

Potential termination or change in control payments and benefits

Each of the NEOs is entitled to certain payments and benefits pursuant to their employment agreements and/or other agreements, as applicable, entered into between us and such executive upon a termination of such executive's employment in certain circumstances or in the event of a change in control of the Company. For Messrs. McVey and Concannon, their rights upon certain termination or change in control events: (a) to base salary continuation, bonus and healthcare benefits are governed by the McVey Employment Agreement and Concannon Employment Agreement, respectively; and (b) to vesting of unvested equity awards are governed by their equity award agreements. For Messrs. McPherson, Panchal and Roupie, their rights upon certain termination or change in control events are governed by their applicable Severance Protection Agreement or where more favorable, their applicable equity award agreements. For Mr. Gerosa, his rights upon certain termination or change in control events were governed by his Severance Protection Agreement, or where more favorable, his applicable equity award agreements. Pursuant to SEC rules, Mr. Gerosa's potential termination or change in control payments and benefits are being presented in this section because he was employed on December 31, 2023, notwithstanding that he had already provided notice of his termination without Good Reason. Mr. Gerosa did not receive any termination-related payments or benefits following the termination of his employment on January 31, 2024. The benefits described herein are subject to the applicable NEO's, his estate's or his legal guardian's, as applicable, execution of a general release of claims and covenant not to sue.

The following tables estimate the payments we would be obligated to make to each of our NEOs as a result of such NEO's termination or resignation under the circumstances shown or because of a change in control, in each case assuming such event had occurred on December 31, 2023. We have calculated these estimated payments to meet SEC disclosure requirements. The estimated payments are not necessarily indicative of the actual amounts any of our NEOs would receive in such circumstances. The table excludes (i) compensation amounts accrued through December 31, 2023 that would be paid in the normal course of continued service, such as accrued but unpaid salary, and (ii) vested account balances under our 401(k) Plan that are generally available to all of our salaried employees. Where applicable, the information in the table uses a price per share for our Common Stock of $292.85, the closing price on December 31, 2023.

Payments and Benefits for Mr. Concannon						
	Termination for Cause or Without Good Reason	Death or Disability CCPP Termination [1]	Death or Disability Non-CCPP Termination [1]	CCPP Without Cause or for Good Reason Termination [1]	Non-CCPP Without Cause or for Good Reason [1]	CIC Non-Continued Award[1] (No Termination)	Non-Extension Termination [1]
Base Salary [2]	—	$1,300,000	$650,000	$1,300,000	$1,300,000	—	$650,000
Bonus [3]	—	$2,600,000	$1,300,000	$2,600,000	$2,600,000	—	$1,300,000
Health Benefits [4]	—	$56,907	$37,938	$56,907	$56,907	—	$37,938
Unvested Restricted Stock [5]	—	$5,538,965	$5,538,965	$5,538,965	$2,769,482	$5,538,965	—
Unvested Performance Stock Units [6]	—	$2,886,330	$2,886,330	$4,362,001	—	$4,362,001	—
Unvested Restricted Stock Units [7]	—	$1,835,877	$1,835,877	$1,835,877	—	$1,835,877	—
Unvested Stock Options [8]	—	$356,255	$356,255	$712,510	$712,510	—	—
Total	—	$14,574,333	$12,605,364	$16,406,259	$7,438,899	$11,736,842	$1,987,938

(1) A "Death or Disability CCPP Termination" occurs upon Mr. Concannon's death or disability during a CCPP (as defined below). A "Death or Disability Non-CCPP Termination" occurs upon Mr. Concannon's death or disability outside of a CCPP. A "CCPP Without Cause or for Good Reason Termination" occurs upon: (i) a termination by Mr. Concannon for Good Reason during a Prior CCPP (as defined below); or (ii) the Company terminates Mr. Concannon without Cause or a termination by Mr. Concannon for Good Reason during the portion of a CCPP that is not a Prior CCPP. A "Non-CCPP Without Cause or for Good Reason Termination" means a termination by the Company without Cause or by Mr. Concannon for Good Reason that is not a CCPP Without Cause or for Good Reason Termination. A "CIC Non-Continued Award" occurs if, immediately prior to a Change in Control, the Compensation Committee determines that the applicable equity award will not be continued, assumed or have new rights substituted therefor in accordance with the applicable incentive plans. A "Non-Extension Termination" occurs if Mr. Concannon's employment is terminated due to our providing a written notice to Mr. Concannon at least ninety (90) days prior to the end of the initial term of the Concannon Employment Agreement, or any such anniversary thereof, of the Company's election to not extend the Concannon Employment Agreement for an additional term. An "Average Bonus" for Mr. Concannon means, for a termination that occurs on or before December 31, 2023, the actual bonus earned by Mr. Concannon for the year ended December 31, 2023. A "Prior Change in Control Protection Period" or "Prior CCPP" means the period of three months prior to a "change in control event" within the meaning of Section 409A of the Code. A "CCPP" means a period encompassing a Prior CCPP and: (i) 18 months (for base salary, bonus and healthcare) and (ii) 24 months (for equity awards), in each case, after a Change in Control as defined in the 2020 Equity Incentive Plan.

(2) Represents the continued payment of base salary: (a) upon a Death or Disability CCPP Termination, a CCPP Without Cause or for Good Reason Termination or a Non-CCPP Without Cause or for Good Reason Termination, for 24 months; and (b) upon a Death or Disability Non-CCPP Termination or a Non-Extension Termination, for 12 months.

(3) Represents a bonus: (a) upon a Death or Disability CCPP Termination, a CCPP Without Cause or for Good Reason Termination or a Non-CCPP Without Cause or for Good Reason Termination, in the amount of two times Mr. Concannon's Average Bonus, payable in 24 monthly installments; and (b) upon a Death or Disability Non-CCPP Termination or a Non-Extension Termination, in the amount of one times Mr. Concannon's Average Bonus, payable in 12 monthly installments.

(4) Represents healthcare coverage: (a) upon a Death or Disability CCPP Termination, a CCPP Without Cause or for Good Reason Termination or a Non-CCPP Without Cause or for Good Reason Termination, for 18 months; and (b) upon a Death or Disability Non-CCPP Termination or a Non-Extension Termination, for 12 months.

(5) Represents the value of the unvested restricted stock issued to Mr. Concannon upon the settlement of performance shares granted to him in January 2019, as part of his sign on award for the President and Chief Operating Officer position that he held until April 2023 (the "Concannon Sign On Award"), which will vest as follows: (a) upon a Death or Disability CCPP Termination, a Death or Disability Non-CCPP Termination, a CCPP Without Cause or For Good Reason Termination or a CIC Non-Continued Award, his unvested restricted stock shall fully vest; and (b) upon a Non-CCPP Without Cause or For Good Reason Termination, half of his restricted stock shall vest.

(6) Reflects the value of the unvested PSUs granted to Mr. Concannon in January 2021, January 2022 and February 2023, each as a part of his annual award (collectively, the "Concannon Annual Awards") and the value of the unvested PSUs granted to Mr. Concannon in April 2023 as part of his promotion award for the Chief Executive Officer position (the "Concannon Promotion Award"), assuming the following: (a) for the Concannon Annual Awards, (i) upon a Death or Disability CCPP Termination, a Death or Disability Non-CCPP Termination or a CIC Non-Continued Award, reflects full vesting of unvested PSUs at target; and (ii) upon a CCPP Without Cause or for Good Reason Termination, reflects full vesting of unvested PSUs at target (however, notwithstanding the value in the table, if Mr. Concannon resigned with Good Reason, the PSUs from the Concannon Annual Award would not vest); and (b) with respect to the Concannon Promotion Award, (i) upon a Death or Disability CCPP Termination and Death or Disability Non-CCPP Termination, since no performance period has yet been completed at 2023 fiscal year end, reflects vesting using a compound annual growth rate performance metric using an initial price equal to the average closing stock price of each trading day during the 30 calendar days immediately preceding the grant date of the Concannon Promotion Award and an ending price equal to the average closing stock price of each trading day during the 90 calendar days ending on the day before the termination date, which for purposes of this table is assumed to be December 31, 2023 (however, the result of such calculation was below threshold performance and thus no PSUs would vest); and (ii) upon a CCPP Without Cause or For Good Reason Termination or a CIC Non-Continued Award, since no performance has yet been completed at 2023 fiscal year end, would fully vest at target, reflects vesting based on a compound annual growth rate performance metric using an initial price equal to the average closing stock price of each trading day during the 30 calendar days immediately preceding the grant date of the Concannon Promotion Award and an ending price equal to an assumed change in control price that would result in vesting at target. Upon a Non-CCPP Without Cause or for Good Reason Termination, Mr. Concannon's Promotion Award PSUs would continue vesting on their

original vesting schedule, subject to certain forfeiture conditions, including if Mr. Concannon violated the restrictive covenants in the New Concannon Employment Agreement, and such value is not reflected in the table.

(7) Represents the value of the unvested RSUs granted to Mr. Concannon as part of the Concannon Annual Awards and Concannon Promotion Award, which will vest as follows: (a) for the Concannon Annual Awards, (i) upon a Death or Disability CCPP Termination, a Death or Disability Non-CCPP Termination or a CIC Non-Continued Award, his unvested RSUs shall fully vest; and (ii) upon a CCPP Without Cause or for Good Reason Termination, reflects full vesting of unvested RSUs (however, notwithstanding the value in the table, if Mr. Concannon resigned with Good Reason, the PSUs from the Concannon Annual Award would not vest); and (b) for the Concannon Promotion awards, upon a Death or Disability CCPP Termination, a Death or Disability Non-CCPP Termination, a CCPP Without Cause or For Good Reason Termination or a CIC Non-Continued Award, his unvested RSUs shall fully vest. Upon a Non-CCPP Without Cause or for Good Reason Termination, Mr. Concannon's Promotion Award RSUs would continue vesting on their original vesting schedule, subject to certain forfeiture conditions, including if Mr. Concannon violated the restrictive covenants in the New Concannon Employment Agreement, and such value is not reflected in the table.

(8) Represents the value of the unvested stock options granted to Mr. Concannon as part of the Concannon Sign On Award and the Concannon Annual Awards, which will vest as follows: (a) for the Concannon Sign On Award, (i) upon a CCPP Without Cause or For Good Reason Termination or a Non-CCPP Without Cause or For Good Reason Termination, his unvested stock options shall fully vest; and (ii) upon a Death or Disability CCPP Termination or a Death or Disability Non-CCPP Termination, half of his unvested stock options shall vest; and (b) for the Concannon Annual Awards, upon a CCPP Without Cause or For Good Reason Termination, a Death or Disability CCPP Termination, a Death or Disability Non-CCPP Termination or a CIC Non-Continued Award, his unvested stock options shall fully vest, but have no impact on the value presented in the table above because it is presented as of December 31, 2023 and the stock options had an exercise price greater than the closing market price of a share of our Common Stock on such date (however, if Mr. Concannon resigned with Good Reason, in the case of a CCPP Without Cause or For Good Reason Termination, the unvested stock options from the Concannon Annual Award would not vest).

Payments and Benefits for Mr. McVey							
	Termination for Cause or Without Good Reason	Prior to CIC Termination [1]	Following CIC Termination [1]	CIC Non-Continued Award [1] (No Termination)	Enhanced Non-CCPP Termination [1]	Death or Disability CCPP Termination [1]	Death or Disability Non-CCPP Termination [1]
Base Salary [2]	—	$1,300,000	$1,300,000	—	$1,300,000	$1,300,000	$650,000
Bonus [3]	—	$3,866,667	$3,866,667	—	$3,866,667	$3,866,667	$1,933,333
Health Benefits [4]	—	$75,876	$75,876	—	$56,907	$75,876	$37,938
Unvested Performance Stock Units [5]	—	—	$3,769,565	$3,769,565	—	$3,769,565	$3,769,565
Unvested Restricted Stock Units [6]	—	—	$1,337,739	$1,337,739	—	$1,337,739	$1,337,739
Unvested Stock Options [7]	—	—	—	—	—	—	—
Total	—	$5,242,542	$10,349,846	$5,107,304	$5,223,573	$10,349,846	$7,728,575

(1) A "Prior to CIC Termination" occurs if: (i) Mr. McVey resigns for Good Reason or (ii) his employment is terminated for any reason other than his resignation without Good Reason, or by us for Cause, in each case, within three months prior to a "change in control event" within the meaning of Section 409A of the Code (such period, a "Prior Change in Control Protection Period" or a "Prior CCPP"). A "Following CIC Termination" occurs if (i) Mr. McVey resigns for Good Reason or (ii) his employment is terminated for any reason other than his resignation without Good Reason, or by us for Cause, in each case, within (a) 18 months (for base salary, bonus and healthcare) and (b) 24 months (for equity awards), in each case, after a Change in Control as defined in the McVey Employment Agreement (such period, combined with a Prior CCPP, a "*CCPP*"). A "CIC Non-Continued Award" has the meaning ascribed to it under footnote (1) to the "*Payments and Benefits Payable to Mr. Concannon*" table. An "Enhanced Non-CCPP Termination" occurs if Mr. McVey's employment is terminated outside of a CCPP for any reason other than: (a) his death, (b) his voluntary resignation without Good Reason, (c) by us as a result of his having a disability or (d) for Cause. A "Death or Disability CCPP Termination" occurs if Mr. McVey's employment is terminated during a CCPP due to his death or by us as a result of his having a disability. A "Death or Disability Non-CCPP Termination" occurs if Mr. McVey's employment is terminated outside of a CCPP due to his death or by us as a result of his having a disability. An "Average Bonus" for Mr. McVey means the average of his annual bonus amounts received for the Company's three fiscal years immediately preceding the termination.

(2) Represents the continued payment of base salary: (a) upon a Prior to CIC Termination, a Following CIC Termination, an Enhanced Non-CCPP Termination or a Death or Disability CCPP Termination for 24 months; and (b) upon a Death or Disability Non-CCPP Termination, for 12 months.

(3) Represents a bonus: (a) upon a Prior to CIC Termination, a Following CIC Termination, an Enhanced Non-CCPP Termination or a Death or Disability CCPP Termination, in the amount of two times Mr. McVey's Average Bonus, payable in 24 monthly installments; and (b) upon a Death or Disability Non-CCPP Termination, in the amount of one times Mr. McVey's Average Bonus, payable in 12 monthly installments.

(4) Represents healthcare coverage: (a) upon a Prior to CIC Termination, a Following CIC Termination or a Death or Disability CCPP Termination, for 24 months; (b) for an Enhanced Non-CCPP Termination, for 18 months; and (c) upon a Death or Disability Non-CCPP Termination, for 12 months.

(5) Represents the target value of the unvested PSUs granted to Mr. McVey in January 2021 (the "McVey 2021 Award"), January 2022 (the "McVey 2022 Award") and February 2023 (together with the McVey 2021 Award and the McVey 2022 Award, the "McVey Annual Awards"), each as part of his annual award, which will vest as follows for the McVey Annual Awards: (i) upon a Following CIC Termination, reflects full vesting of unvested PSUs at target (however, notwithstanding the value in the table, if Mr. McVey resigned with Good Reason, the PSUs from the McVey Annual Award would not vest); and (ii) a CIC Non-Continued Award, a Death or Disability CCPP Termination or a Death or Disability Non-CCPP Termination, reflects full vesting of unvested PSUs at target. For the McVey 2021 Award only, if Mr. McVey retired on December 31, 2023 and had given notice of his retirement on December 31, 2022, because he has already satisfied the age and tenure requirements applicable to the retirement provision of the PSUs granted in the McVey 2021 Award, such award would continue to vest in accordance with its original vesting schedule subject to certain forfeiture conditions, including if Mr. McVey violated the restrictive covenants in the McVey Employment Agreement, and such value is not reflected in the table.

(6) Represents the value of the unvested RSUs granted to Mr. McVey as part of the McVey Annual Awards, which will vest as follows: (i) upon a Following CIC Termination, his unvested RSUs shall fully vest (however, notwithstanding the value in the table, if Mr. McVey resigned with Good Reason, the RSUs would not vest); and (ii) upon a CIC Non-Continued Award, a Death or Disability CCPP Termination or a Death or Disability Non-CCPP Termination, his unvested RSUs shall fully vest.

(7) Represents the value of the unvested stock options granted to Mr. McVey as part of the McVey Annual awards, which will vest as follows: upon a Following CIC Termination, a CIC Non-Continued Award, a Death or Disability CCPP Termination or a Death or Disability Non-CCPP Termination, his unvested stock options shall fully vest, but have no impact on the value presented in the table above because it is presented as of December 31, 2022 and the stock options had an exercise price greater than the closing market price of a share of our Common Stock on such date.

Payments and Benefits for Mr. McPherson					
	Termination for Cause or Without Good Reason	CIC Termination [1]	CIC Non-Continued Award[1] (No Termination)	Non-CIC Termination [1]	Death or Disability
Severance [2]	—	$2,225,000	—	$1,483,333	$741,667
Pro Rata Bonus [3]	—	$1,033,333	—	$1,033,333	$516,667
Health Benefits [4]	—	$57,417	—	$38,278	$38,278
Unvested Performance Stock Units [5]	—	$1,576,704	$1,576,704	—	$1,576,704
Unvested Restricted Stock Units [6]	—	$1,132,451	$1,132,451	—	$1,132,451
Total	—	$6,024,906	$2,709,155	$2,554,945	$4,005,767

(1) A "CIC Termination", occurs upon termination by the Company without Cause or a termination by the applicable NEO for Good Reason during the period beginning on the effective date of a Change in Control and ending on the second anniversary following such effective date (such period, a "Protection Period"). A "CIC Non-Continued Award" occurs if, immediately prior to a Change in Control, the Compensation Committee determines that the applicable equity award will not be continued, assumed or have new rights substituted therefor in accordance with the applicable incentive plans. An "Non-CIC Termination" occurs either upon (a) a termination by the Company without Cause prior to a Change in Control, or (b) a termination by the Company without Cause or a termination by the applicable NEO for Good Reason following the expiration of a Protection Period. The applicable NEO's "Average Annual Bonus" means the average of his annual bonus amounts earned and payable for the Company's three fiscal years immediately preceding the termination, or, with respect to a CIC Termination, if greater, the bonus amount from the year preceding a Change in Control.

(2) Represents severance: (a) upon a CIC Termination, equal to one and a half times the sum of Mr. McPherson's base salary and his Average Annual Bonus, payable in a lump sum; (b) upon a Non-CIC Termination, equal to one times the sum of Mr. McPherson's base salary and his Average Annual Bonus, payable in regular installments over twelve months; and (c) upon death or disability, equal to half of the sum of Mr. McPherson's base salary and his Average Annual Bonus, payable in a lump sum.

(3) Represents a pro rata bonus: (a) upon a CIC Termination or a Non-CIC Termination, equal to Mr. McPherson's Average Annual Bonus, payable in a lump sum; and (b) upon death or disability, equal to half of his Average Annual Bonus, payable in a lump sum.

(4) Represents healthcare coverage: (a) upon a CIC Termination, for eighteen months; and (b) upon a Non-CIC Termination or upon death or disability, for twelve months.

(5) Represents the target value of the unvested PSUs granted to Mr. McPherson in January 2021, January 2022 and February 2023, which will vest as follows: upon a CIC Termination, a CIC Non-Continued Award or death or disability, his unvested PSUs shall fully vest. Upon a Non-CIC Termination, his PSUs shall continue to vest for a year from such termination, and such value is not reflected in the table.

(6) Represents the value of the unvested RSUs granted to Mr. McPherson in January 2021, January 2022 and February 2023, which will vest as follows: upon a CIC Termination, a CIC Non-Continued Award or death or disability, his unvested RSUs shall fully vest. Upon a Non-CIC Termination, his unvested RSUs shall continue to vest for a year from such termination, and such value is not reflected in the table.

Payments and Benefits for Mr. Panchal					
	Termination for Cause or Without Good Reason	CIC Termination [1]	CIC Non-Continued Award [1] (No Termination)	Non-CIC Termination [1]	Death or Disability
Severance [2]	—	$2,025,000	—	$750,000	$375,000
Pro Rata Bonus [3]	—	$900,000	—	$300,000	$150,000
Health Benefits [4]	—	$57,223	—	$38,149	$38,149
Unvested Performance Stock Units [5]	—	$1,434,672	$1,434,672	—	$1,434,672
Unvested Restricted Stock Units [6]	—	$1,663,388	$1,663,388	—	$1,663,388
Total	—	$6,080,283	$3,098,060	$1,088,149	$3,661,209

(1)   Refer to footnote (1) under the "*Payments and Benefits Payable to Mr. McPherson*" table for applicable definitions.

(2)   Represents severance: (a) upon a CIC Termination, equal to one and a half times the sum of Mr. Panchal's base salary and his Average Annual Bonus, payable in a lump sum; (b) upon a Non-CIC Termination, equal to one times the sum of Mr. Panchal's base salary and his Average Annual Bonus, payable in regular installments over twelve months; and (c) upon death or disability, equal to half of the sum of Mr. Panchal's base salary and his Average Annual Bonus, payable in a lump sum. In each case, as of December 31, 2023, Mr. Panchal had only received an annual cash incentive for the year ended December 31, 2022.

(3)   Represents a pro rata bonus: (a) upon a CIC Termination, a Non-CIC Termination, equal to Mr. Panchal's Average Annual Bonus, payable in a lump sum; and (b) upon death or disability, equal to half of his Average Annual Bonus, payable in a lump sum. In each case, as of December 31, 2023, Mr. Panchal had only received an annual cash incentive for the year ended December 31, 2022.

(4)   Represents healthcare coverage: (a) upon a CIC Termination, for eighteen months; and (b) upon a Non-CIC Termination or upon death or disability, for twelve months.

(5)   Represents the target value of the unvested PSUs granted to Mr. Panchal in March 2021 and February 2023, which will vest as follows: (a) upon a CIC Termination, a CIC Non-Continued Award or death or disability, his unvested PSUs shall fully vest; and (b) upon a Non-CIC Termination, his PSUs shall continue to vest for a year from such termination (but as such PSUs cliff vest in March 2025 and February 2026, no PSUs shall vest).

(6)   Represents the value of the unvested RSUs granted to Mr. Panchal in March 2022 and February 2023, which will vest as follows: upon a CIC Termination, a CIC Non-Continued Award or death or disability, his unvested RSUs shall fully vest. Upon a Non-CIC Termination, his unvested RSUs shall continue to vest for a year from such termination, and such value is not reflected in the table.

Payments and Benefits for Mr. Roupie					
	Termination for Cause or Without Good Reason	**CIC Termination [1]**	**CIC Non-Continued Award [1]** (No Termination)	**Non-CIC Termination [1]**	**Death or Disability**
Severance [2]	—	$1,522,376	—	$1,007,030	$503,515
Pro Rata Bonus [3]	—	$554,157	—	$546,270	$273,135
Unvested Performance Shares [4]	—	$132,075	$132,075	—	$132,075
Unvested Performance Stock Units [5]	—	$738,568	$738,568	—	$738,568
Unvested Restricted Stock [6]	—	$43,342	$43,342	—	$43,342
Unvested Restricted Stock Units [7]	—	$614,985	$614,985	—	$614,985
Total	—	$3,605,503	$1,528,970	$1,553,301	$2,305,620

(1) Refer to footnote (1) under the "*Payments and Benefits Payable to Mr. McPherson*" table for applicable definitions.

(2) Represents severance: (a) upon a CIC Termination, equal to one and a half times the sum of Mr. Roupie's base salary and his Average Annual Bonus, payable in a lump sum; (b) upon a Non-CIC Termination, equal to one times the sum of Mr. Roupie's base salary and his Average Annual Bonus, payable in regular installments over twelve months; and (c) upon death or disability, equal to half of the sum of Mr. Roupie's base salary and his Average Annual Bonus, payable in a lump sum.

(3) Represents a pro rata bonus: (a) upon a CIC Termination or a Non-CIC Termination, equal to Mr. Roupie's Average Annual Bonus, payable in a lump sum; and (b) upon death or disability, equal to half of his Average Annual Bonus, payable in a lump sum.

(4) Represents the target value of the unvested performance shares granted to Mr. Roupie in January 2021, which will vest as follows: (a) upon a CIC Termination, a CIC Non-Continued Award or death or disability, his unvested PSUs shall fully vest; and (b) upon a Non-CIC Termination, his PSUs shall continue to vest for a year from such termination, and such value is not reflected in the table.

(5) Represents the target value of the unvested PSUs granted to Mr. Roupie in January 2022 and February 2023, which will vest as follows: (a) upon a CIC Termination, a CIC Non-Continued Award or death or disability, his unvested PSUs shall fully vest; and (b) upon a Non-CIC Termination, his PSUs shall continue to vest for a year from such termination (but as such PSUs cliff vest in January 2025 and February 2026, no PSUs shall vest).

(6) Represents the value of the unvested restricted stock granted to Mr. Roupie in January 2021, which will vest as follows: upon a CIC Termination, a CIC Non-Continued Award or death or disability, his unvested RSUs shall fully vest. Upon a Non-CIC Termination, his unvested restricted stock shall continue to vest for a year from such termination, and such value is not reflected in the table.

(7) Represents the value of the unvested RSUs granted to Mr. Roupie in January 2022 and February 2023, which will vest as follows: upon a CIC Termination, a CIC Non-Continued Award or death or disability, his unvested RSUs shall fully vest. Upon a Non-CIC Termination, his unvested RSUs shall continue to vest for a year from such termination, and such value is not reflected in the table.

Payments and Benefits for Mr. Gerosa[1]					
	Termination for Cause or Without Good Reason	**CIC Termination [2]**	**CIC Non-Continued Award [2]** (No Termination)	**Non-CIC Termination [2]**	**Death or Disability**
Severance [3]	—	$1,575,000	—	$886,667	$443,333
Pro Rata Bonus [4]	—	$600,000	—	$436,667	$218,333
Health Benefits [5]	—	$57,417	—	$38,278	$38,278
Unvested Performance Stock Units [6]	—	$596,535	$596,535	—	$596,535
Unvested Restricted Stock Units [7]	—	$234,280	$234,280	—	$234,280
Unvested Stock Options [8]	—	—	—	—	—
Total	—	$3,063,233	$830,815	$1,361,612	$1,530,760

(1) Pursuant to SEC rules, Mr. Gerosa's potential termination or change in control payments and benefits are being presented in this section because he was employed on December 31, 2023, notwithstanding that he had already provided notice of his termination without Good Reason. Mr. Gerosa did not receive any termination-related payments or benefits following his termination on January 31, 2024.

(2) Refer to footnote (1) under the "*Payments and Benefits Payable to Mr. McPherson*" table for applicable definitions.

(3) Represents severance: (a) upon a CIC Termination, equal to one and a half times the sum of Mr. Gerosa's base salary and his Average Annual Bonus, payable in a lump sum; (b) upon a Non-CIC Termination, equal to one times the sum of Mr. Gerosa's base salary and his Average Annual Bonus, payable in regular installments over twelve months; and (c) upon death or disability, equal to half of the sum of Mr. Gerosa's base salary and his Average Annual Bonus, payable in a lump sum.

(4) Represents a pro rata bonus: (a) upon a CIC Termination or a Non-CIC Termination, equal to Mr. Gerosa's Average Annual Bonus, payable in a lump sum; and (b) upon death or disability, equal to half of his Average Annual Bonus, payable in a lump sum.

(5) Represents healthcare coverage: (a) upon a CIC Termination, for eighteen months; and (b) upon a Non-CIC Termination or upon death or disability, for twelve months.

(6) Represents the target value of the unvested PSUs granted to Mr. Gerosa in August 2021, January 2022 and February 2023, which will vest as follows: upon a CIC Termination, a CIC Non-Continued Award or death or disability, his unvested PSUs shall fully vest. Upon a Non-CIC Termination, his PSUs shall continue to vest for a year from such termination, and such value is not reflected in the table.

(7) Represents the value of the unvested RSUs granted to Mr. Gerosa in January 2021, August 2021, January 2022 and February 2023, which will vest as follows: upon a CIC Termination, a CIC Non-Continued Award or death or disability, his unvested RSUs shall fully vest. Upon a Non-CIC Termination, his unvested RSUs shall continue to vest for a year from such termination, and such value is not reflected in the table.

(8) Represents the value of the unvested stock options granted to Mr. Gerosa in August 2021, January 2022 and February 2023, which will vest as follows: (a) upon a CIC Termination, a CIC Non-Continued Award or death or disability, his unvested stock options shall fully vest, but have no impact on the value presented in the table above because it is presented as of December 31, 2023 and the stock options had an exercise price greater than the closing market price of a share of our Common Stock on such date; and (b) upon a Non-CIC Termination, his unvested stock options shall continue to vest for a year from such termination, and such value is not reflected in the table.

Compensation Committee interlocks and insider participation

The Compensation Committee is composed of four independent directors: Mr. Prager (Chair), Ms. Altobello, Mr. Casper and Ms. Gibson. No member of the Compensation Committee is, or was during 2023, a current or former officer or employee of the Company or any of its subsidiaries. Additionally, during 2023, none of our executive officers served on the board of directors or compensation committee of any entity that had one or more of its executive officers serving on the Board or the Compensation Committee of the Company.

PROPOSAL 3 — ADVISORY VOTE ON EXECUTIVE COMPENSATION

In accordance with the requirements of Section 14A of the Exchange Act, the Company is providing its stockholders the opportunity to cast an advisory vote to approve the compensation of the Company's NEOs. This proposal, commonly known as a "Say-on-Pay" proposal, gives the Company's stockholders the opportunity to express their views on the NEOs' compensation.

As described in detail in the *Compensation Discussion and Analysis* above, the Company's NEO compensation program is designed to attract, reward and retain the caliber of officers needed to ensure the Company's continued growth and profitability.

The Company seeks to accomplish these goals in a manner that is aligned with the long-term interests of the Company's stockholders. The Company believes that its NEO compensation program achieves this goal with its emphasis on long-term equity awards and performance-based compensation, in addition to short-term (annual) incentive awards, which has enabled the Company to successfully motivate and reward its NEOs. The Company believes that its ability to retain its current high-performing team of seasoned executive officers is critical to its continuing financial success and that its focus on the long-term interests of its NEOs aligns with the interests of its stockholders.

We urge stockholders to read the letter from the Compensation Committee found on page 33 and the *Compensation, Discussion and Analysis* beginning on page 34, which describe in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the *Summary Compensation Table* and other related compensation tables and narratives beginning on page 59, which provide detailed information on the compensation of our NEOs. For these reasons, the Board recommends a vote in favor of the following resolution:

"RESOLVED, that the compensation paid to the Company's NEOs, as disclosed in the Company's proxy statement for the 2024 Annual Meeting, pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

Your vote

As an advisory vote, this proposal is not binding upon the Company, our Board or our Compensation Committee. Notwithstanding the advisory nature of this vote, our Board and the Compensation Committee, which is responsible for designing and administering the Company's NEO compensation program, value the opinions expressed by stockholders in their vote on this proposal, and will consider the outcome of the vote when making future compensation decisions for NEOs. Unless proxy cards are otherwise marked, the persons named as proxies will vote **FOR** the approval, on an advisory basis, of the compensation of the Company's NEOs as disclosed in this Proxy Statement. The affirmative vote of the holders of a majority of the shares of Common Stock having voting power present in person or represented by proxy is required to approve this Proposal 3. Abstentions will have the same effect as a vote AGAINST this proposal and broker non-votes will have no effect on the outcome of the vote.



BOARD RECOMMENDATION

The board unanimously recommends that you vote "FOR" the approval, on an advisory basis, of the compensation of the Company's named executive officers as disclosed in this Proxy Statement.

PROPOSAL 4 — APPROVAL OF AN AMENDMENT TO OUR CERTIFICATE OF INCORPORATION TO LIMIT THE LIABILITY OF CERTAIN OF OUR OFFICERS

At the Annual Meeting, our stockholders will be asked to approve an amendment to the Certificate of Incorporation to provide exculpation from liability for certain of our officers from certain claims of breach of their fiduciary duty of care, similar to protections currently available to our directors (the "Officer Exculpation Amendment"). The full text of the Officer Exculpation Amendment is attached to this Proxy Statement as *Appendix B*.

Background

Article VII of the Certificate of Incorporation, in accordance with Section 102(b)(7) of the Delaware General Corporation Law ("DGCL"), currently contains a provision eliminating the personal liability of our directors for monetary damages for breach of fiduciary duty owed to us or our stockholders, to the fullest extent permitted by the DGCL as it now exists or may hereafter be amended.

Pursuant to a recent amendment to Section 102(b)(7) of the DGCL that became effective on August 1, 2022, a Delaware corporation is now permitted to include a provision eliminating or limiting monetary liability for certain senior officers for breach of the duty of care in certain actions. As amended, Section 102(b)(7) of the DGCL provides that only certain officers may be entitled to exculpation; namely: (i) a corporation's president, chief executive officer, chief operating officer, chief financial officer, chief legal officer, controller, treasurer or chief accounting officer; (ii) an individual identified in public filings as one of the most highly compensated officers of the corporation; and (iii) an individual who, by written agreement with the corporation, has consented to be identified as an officer for purposes of Delaware's long-arm jurisdiction statute.

Reasons for the Officer Exculpation Amendment

As part of the Board's ongoing evaluation of our corporate governance structures and practices, the Board considered the benefits and detriments of the Officer Exculpation Amendment. The Board believes that the Company and its stockholders will benefit from limiting officer liability and have included a summary below of the principal factors the Board considered in electing to pursue the Officer Exculpation Amendment.

Enhanced Ability to Attract and Retain Officers

The Board is committed to attracting and retaining talented officers to manage our day-to-day affairs. Enhancing our ability to attract and retain experienced officers is in the best interests of the Company and we should seek to assure such persons that exculpation under certain circumstances is available. We expect that many of our peers incorporated in Delaware, with whom we compete for executive talent, will adopt exculpation clauses that limit the personal liability of officers in their Certificates of Incorporation. As such, we believe that failing to adopt the Officer Exculpation Amendment could impact our recruitment and retention of exceptional officer candidates who conclude that the potential exposure to liabilities, costs of defense, and other risks of proceedings exceeds the benefits of serving as one of our officers.

Further, adopting the Officer Exculpation Amendment would enable our officers to exercise their business judgment in furtherance of our stockholders' interests without the potential distraction of risking personal liability. An officer's role often requires the officer to make decisions on crucial matters and in response to time-sensitive opportunities and challenges, which can create substantial risk of investigations, claims, actions, suits, or proceedings seeking to impose liability based on hindsight, especially in the current litigious environment and regardless of merit.

Addressing Rising Litigation and Insurance Costs

Prior to the amendment of Section 102(b)(7) of the DGCL, Delaware corporations could exculpate directors from personal liability for monetary damages associated with breaches of the duty of care, but that protection did not extend to officers. Consequently, stockholder plaintiffs have employed the tactic of bringing certain claims that would otherwise be exculpated if brought against directors against individual officers to avoid dismissal of such claims. The amendment to Section 102(b)(7) of the DGCL was adopted to address inconsistent treatment between officers and directors and address rising litigation and insurance costs for corporations. Accordingly, the Officer Exculpation Amendment will more closely align the protections available to our officers with those available to our directors and potentially decrease future litigation and insurance premiums.

Other Considerations

The new Delaware legislation only permits, and the Officer Exculpation Amendment would only permit, exculpation for direct claims brought by stockholders but would not eliminate officers' monetary liability for breach of the duty of care claims brought by the Company itself or for derivative claims made by stockholders on behalf of the Company. The amendment would not limit the liability of officers for any breach of the duty of loyalty, any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, and any transaction from which the officer derived an improper personal benefit. As a result, our Board has concluded that the Officer Exculpation Amendment will not negatively impact stockholder rights, considering the narrow class and type of claims for which officers' liability would be exculpated.

We are not proposing the Officer Exculpation Amendment in anticipation of any specific litigation confronting the Company.

Taking into account the narrow class and type of claims for which officers' liability would be exculpated, consistent with the protection in the Certificate of Incorporation currently afforded our directors, and the benefits the Board believes would accrue to the Company and its stockholders in the form of an enhanced ability to attract and retain talented officers and potentially address rising litigation and insurance costs, the Board adopted a resolution, authorizing and declaring it advisable and in the best interests of the Company to amend the Certificate of Incorporation to limit the scope of officer liability and recommended the submission of this amendment for stockholder approval at the Annual Meeting.

Effects of Approval of the Proposal

The Officer Exculpation Amendment would modify Article VII of the Certificate of Incorporation to eliminate the personal liability of certain of our officers for monetary damages for breach of fiduciary duty as an officer, to the fullest extent permitted by the DGCL as it now exists or may hereafter be amended. A copy of the proposed amendment, marked with strike-outs to show the deletions and underline text to show additions, is included in *Appendix B* to this Proxy Statement.

If adopted, the Officer Exculpation Amendment would limit the ability of our stockholders to seek monetary damages directly against certain of our officers subject to the limitations set forth under "Other Considerations" above.

If the Officer Exculpation Amendment is adopted, the Company's officers that would be subject to this provision would be its president, chief executive officer, chief operating officer, chief financial officer, chief legal officer, controller, treasurer or chief accounting officer, any individual identified in public filings as one of the most highly compensated officers of the Company, and any individual who, by written agreement with the Company, has consented to be identified as an officer for purposes of Delaware's long-arm jurisdiction statute. If the proposed amendment is adopted, it will not eliminate or limit the liability of an officer for any act or omission occurring prior to the date on which it becomes effective.

If this Proposal No. 4 is approved, the proposed changes described above and included in *Appendix B* will become effective upon the filing of an amendment to our Certificate of Incorporation with the Secretary of State of Delaware.

Your vote

Unless proxy cards are otherwise marked, the persons named as proxies will vote **FOR** the Officer Exculpation Amendment. The affirmative vote of the holders of a majority of the outstanding shares of our common stock is required to approve the Officer Exculpation Amendment. Abstentions and broker-non votes will have the same effect as a vote AGAINST this proposal.



BOARD RECOMMENDATION

The board unanimously recommends that you vote "FOR" the Officer Exculpation Amendment.

PROPOSAL 5 — VOTE ON CREATION OF STOCKHOLDER RIGHT TO CALL SPECIAL STOCKHOLDER MEETING

We are seeking approval of an amendment to our Bylaws to provide stockholders owning a combined 25% or more of the Company's outstanding common stock with the right to call a special meeting of stockholders (a "special meeting").

Background

Our stockholders do not currently have the right to require us to call a special meeting. This proposal (the "Board's Special Meeting Proposal") is the product of the Board's ongoing review of our corporate governance principles, feedback from our stockholders, and the Board's consideration of the stockholder special meeting proposal outlined in Proposal 6 (the "Stockholder Special Meeting Proposal"). After due consideration and a balancing of the interests discussed below, the Board has determined that stockholders should be provided the opportunity to consider this alternative proposal regarding the right to call a special meeting. **Specifically, the Board asks our stockholders to vote to approve the Board's Special Meeting Proposal to allow stockholders who own at least 25% of our outstanding shares of common stock continuously for at least one year, and satisfy certain other procedures and requirements, to require us to call a special meeting, and against the Stockholder Special Meeting Proposal**.

The Board's Special Meeting Proposal

The Board recognizes that some stockholders believe that the right of stockholders to call a special meeting is an important governance mechanism for stockholders. Through this Proposal 5 and in implementing a special meeting right, the Board intends to strike an appropriate balance between enhancing stockholder rights and protecting the long-term interests of the Company and its stockholders.

The Board's Rationale

By setting the ownership threshold at an aggregate of 25% or more of the Company's outstanding common stock with a nominal one-year holding period requirement, the Board believes that the right to call a special meeting will contribute to corporate governance practices that promote long-term value and strengthen board and management accountability to the Company's stockholders while ensuring that special meetings are extraordinary events, held only if a significant number of stockholders who have held a financial stake in our company for a meaningful period of time agree that a special meeting is necessary to discuss critical, time-sensitive issues. In consideration of this Proposal 5, the Board considered the disruption special meetings cause and the substantial administrative and operational costs they entail; specifically, the Board, the Company's management, and our employees must devote significant time and attention to preparing for a special meeting, which takes their time and attention away from their primary focus of overseeing and operating our business. In addition, with each special meeting, we must incur significant expenses in order to prepare the disclosures required for such meeting, print and distribute materials, solicit proxies, and tabulate votes. One or a small minority of stockholders should not be entitled to cause such significant expense and distraction to advance their own special interests. Special meetings should only be called to discuss critical, time-sensitive issues that cannot be delayed until our next annual meeting in cases where a substantial portion of stockholders agree that a special meeting must be called. A failure to receive 25% support to convene a special meeting is a strong indicator that the issue is unduly narrow and not deemed critical by our stockholders generally. Providing a special meeting right at an even lower threshold risks giving a small number of stockholders a disproportionate amount of influence over the Company's affairs. The Board also believes that a 25% ownership threshold is consistent with market practice for corporate governance programs among many S&P 500 companies.

Specifically, the 10% ownership threshold requested by the stockholder in Proposal 6 is lower than that of a significant majority of S&P 500 companies that offer stockholders a right to call a special meeting. According to FactSet Research Systems Inc., a financial data provider, approximately 51% of the companies included in the S&P 500 that afford stockholders the right to call a special meeting have set the ownership threshold for the exercise of such a right at 25% or greater, while only approximately 17% have adopted a 10% threshold requirement. As further discussed under "Stockholder Proposal — Proposal 6 — Adopt a shareholder right to call a special shareholder meeting — The Board's opposition statement," a 25% threshold serves the best interests of our stockholders as a whole by avoiding the potential for abuse of the right by one or a small minority of stockholders that may pursue special interests.

The role of stockholder engagement

The Board considered the views of our stockholders in connection with crafting this proposal. In 2023, the Company reached out to stockholders who collectively represented over 65.0% of our outstanding common stock and had conversations with ten stockholders who requested engagement representing approximately 33.0% percent of our outstanding common stock. Our stockholder engagement campaign was primarily conducted prior to the Company's receipt of the Stockholder Special Meeting Proposal. The right of stockholders to a special meeting was not a topic of discussion raised by any of the stockholders that the Company met with prior to receipt of the Stockholder Special Meeting Proposal. However, following such receipt, the Company discussed the proposal with the stockholders it was meeting with as part of its regular engagement campaign. Based on these discussions, we believe our stockholders generally support rights to call special meetings at a 25% threshold. In particular, certain stockholders expressed concerns that a 10% threshold is too low because a 10% threshold risks that a special meeting may be called for the special interests of only one or a handful of stockholders.

In light of these governance considerations, stockholder feedback on this topic, and market practice, the Board concluded that providing stockholders with the right to call special meetings will bolster our corporate governance structure and enhance the accountability of the Board and management. Accordingly, the Board has unanimously determined that it is in the best interests of the Company and its stockholders to provide stockholders with the right to call special meetings in accordance with this Proposal 5. For the reasons outlined above, as well as below in our Board of Directors' Statement in Opposition to Proposal 6, the Board believes that this Proposal 5 is more closely aligned with market practice and more appropriately balances the rights of stockholders with the long-term interests of the Company and our stockholders.

Your vote

This proposal is not binding upon the Company or our Board. Notwithstanding the advisory nature of this vote, our Board values the opinions expressed by stockholders in their vote on this proposal, and will consider the outcome of the vote when considering whether to implement the Board's Special Meeting Proposal. To create a stockholder right to call a special meeting, the Board must approve an amendment to our Bylaws.

Unless proxy cards are otherwise marked, the persons named as proxies will vote **FOR**, on an advisory basis, the Board's Special Meeting Proposal. The affirmative vote of the holders of a majority of the shares of Common Stock having voting power present in person or represented by proxy is required to approve this Proposal 5. Abstentions will have the same effect as a vote AGAINST this proposal and broker non-votes will have no effect on the outcome of the vote. Although the Board's Special Meeting Proposal and the Stockholder Special Meeting Proposal concern the same subject matter, the terms of each proposal differ. If both the Board's Special Meeting Proposal and the Stockholder Special Meeting Proposal are approved, the Board will take the voting results into consideration and will continue to engage with stockholders as part of the Board's consideration of any future actions.



BOARD RECOMMENDATION

The Board unanimously recommends that you vote "FOR" the Board's Special Meeting Proposal (Proposal 5) and "AGAINST" the Stockholder Special Meeting Proposal (Proposal 6).

STOCKHOLDER PROPOSAL

PROPOSAL 6 — ADOPT A SHAREHOLDER RIGHT TO CALL A SPECIAL SHAREHOLDER MEETING

In accordance with SEC rules, we have set forth below a stockholder proposal, along with the supporting statement of the stockholder proponent, for which the Company and the Board accept no responsibility. The stockholder proposal is required to be voted on at our Annual Meeting only if properly presented at our Annual Meeting. As explained below, our Board recommends that shareholders vote AGAINST this proposal.

John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, the beneficial owner of at least 20 shares of our common stock since at least November 1, 2020, has informed the Company of their intent to present the following proposal at the Annual Meeting.

Proposal 6 — Adopt a Shareholder Right to Call a Special Shareholder Meeting



Shareholders ask our board to take the steps necessary to amend the appropriate company governing documents to give the owners of a combined 10% of our outstanding common stock the power to call a special shareholder meeting.

Calling a special shareholder meeting is hardly ever used by shareholders but the main point of calling a special shareholder meeting is that it gives shareholders at least significant standing to engage effectively with management.

Management will have an incentive to genuinely engage with shareholders, instead of stonewalling, if shareholders have a reasonable Plan B alternative of calling a special shareholder meeting. Management likes to claim that shareholders have multiple means to communicate with management but in most cases these means are as effective as mailing a post card to the CEO. A reasonable right to call a special shareholder meeting is an important step for effective shareholder engagement with management.

Since a special shareholder meeting can be called to replace a director, adoption of this proposal could foster better performance by MarketAxess directors. With the widespread use of online shareholder meetings it is much easier for management to conduct a special shareholder meeting and our bylaws thus need to be updated accordingly.

Please vote yes:

Adopt a Shareholder Right to Call a Special Shareholder Meeting — Proposal 6

The Board's opposition statement

After carefully considering the Stockholder Special Meeting Proposal, the Board has concluded that it is not in the best interests of the Company and its stockholders. Accordingly, the Board unanimously recommends a vote AGAINST the proposal.

The Board's Special Meeting Proposal (Proposal 5) is More Consistent with Market Practice

The Board recognizes that providing stockholders with the right to call special meetings is viewed by some stockholders as an important governance mechanism. In response, after thoughtful consideration, and consistent with its practice of taking into account and implementing investor feedback, the Board has recommended that shareholders approve an amendment to our Bylaws that would enable stockholders owning a combined 25% of our outstanding shares of common stock continuously for at least one year to require the Company to call a special meeting (see Proposal 5). We intend to adopt the continuous ownership threshold in any special meeting bylaw amendment that we adopt. The Board believes that a 25% ownership threshold for requesting a Special Meeting by stockholders who have held a financial stake in our company for a meaningful period of time is in the best interests of the Company and its stockholders and is consistent with market practice. The 10% ownership threshold requested by the stockholder is lower than that of a significant majority of S&P 500 companies that offer stockholders a special meeting right. According to FactSet Research Systems Inc., a financial data provider, approximately 51% of the companies included in the S&P 500 that afford stockholders the right to call a special meeting have set the ownership threshold for the exercise of such a right at 25% or greater, while only approximately 17% have adopted a 10% threshold requirement.

The Board's Special Meeting Proposal (Proposal 5) Balances Stockholder Rights with Protecting the Company and Stockholders' Long-Term Interests

We believe a threshold of 25% ownership held continuously for at least one year strikes the appropriate balance between enhancing stockholder rights and protecting the long-term interests of the Company and its stockholders as opposed to the Stockholder Special Meeting Proposal. Special meetings impose significant costs, both administrative and operational, and the Board, the Company's management, and our employees must devote significant time and attention to preparing for a special meeting, which takes their time and attention away from their primary focus of overseeing and operating our business. One or a small minority of stockholders that have not held a financial stake in the Company for a meaningful period of time should not be entitled to cause such significant expense and distraction to advance their own special interests, which may not be shared more broadly by our other stockholders.

The Company's outstanding common stock is largely held by institutional investors. The Company's largest stockholder owns approximately 12.0% of the Company's outstanding common stock and, should the Stockholder Special Meeting Proposal be approved with a 10% ownership threshold to call a special meeting, such stockholder would have a unilateral right to call a special meeting at any time and for any reason, which may or may not be an interest shared more broadly by our other stockholders. Likewise, approximately 45.5% of the Company's outstanding common stock is held by our top ten stockholders and a combination of two to four of such shareholders, other than the largest shareholder, would also have a right to call a special meeting at any time and for any reason, which may or may not be an interest shared more broadly by our other stockholders.

Special meetings should only be called to discuss critical, time-sensitive issues that cannot wait until our next annual meeting of stockholders in cases where a substantial portion of stockholders agree that a special meeting must be called. A failure to receive 25% support to convene a special meeting is a strong indicator that the issue is unduly narrow and not deemed critical by our stockholders generally.

Providing a special meeting request right at a low threshold, such as the one proposed in this Proposal 6, risks giving a small number of stockholders a disproportionate amount of influence over our affairs. A higher threshold than the one contemplated by this Proposal 6 also ensures that a more meaningful number of stockholders are seeking to call the special meeting, rather than only one or a few. Based on these considerations, the Board believes the 25% threshold outlined in Proposal 5 strikes a more appropriate balance than the 10% threshold in this Proposal 6. Requiring a 25% threshold ensures that stockholders have the right to request a special meeting to act on extraordinary and urgent matters while minimizing the risk that one or a small minority of stockholders will pursue special interests that are not aligned with, or in the best interests of, the Company or its other stockholders. In addition, the 25% threshold will protect us from unduly incurring substantial costs and distraction.

Our Existing Corporate Governance Policies and Practices Promote Accountability and Responsiveness to Stockholders

We are committed to maintaining strong corporate governance practices and procedures, including stockholder engagement initiatives. The Company has demonstrated and promoted accountability to stockholders through its existing corporate governance policies and practices, which include:

- ***Stockholder Right to Act by Written Consent:*** Since the Company's initial public offering in 2004, the Company's Bylaws have permitted the holders of a majority of our outstanding common stock having voting power present in person or represented by proxy to take any action required or permitted to be taken at an annual or special meeting, including election of directors, without a meeting, without prior notice and without a vote. Through this right, stockholders are already empowered to act between annual meetings.

- ***Majority Independent Board:*** Following the Annual Meeting, assuming the stockholders elect to the Board of Directors the director nominees set forth in Proposal No. 1, 9 out of our 11 directors will be independent. The directors are highly qualified and experienced, and exercise a strong, independent oversight function over management.

- ***Annual Election of Directors:*** Since the Company's initial public offering in 2004, all directors have been annually elected to our Board. Our directors are only elected to hold office until the next annual meeting of stockholders or until his or her successor is duly elected and qualified, subject to such director's earlier death, resignation, disqualification or removal.

- ***Committees Comprised Entirely of Independent Directors:*** The Board has established structural safeguards that serve to preserve the Board's independent oversight of management. The Board's Audit Committee, Compensation and Talent Committee, Nominating and Corporate Governance Committee, Risk Committee and Finance Committee are comprised entirely of, and are chaired by, independent directors.

- ***Lead Independent Director:*** Our Lead Independent Director is responsible for, among other things, consulting with the Executive Chairman regarding the agenda and meeting schedules for each Board meeting, coordinating the activities of the non-employee directors, including presiding over the executive sessions of non-employee directors, and serving as a liaison between the Executive Chairman and the non-employee directors. The Lead Independent Director also has the authority to call meetings of the independent directors and, if requested by significant shareholders, is available for consultation and direct communication.

- ***Annual Board Evaluation:*** The Nominating and Governance Committee annually reviews and makes recommendations to the Board related to the size, structure and composition of the Board and its committees.

- ***Majority Voting Standards in Uncontested Elections:*** Our Bylaws include a "majority voting" standard for the election of directors in uncontested elections, which are generally defined as elections in which the number of nominees does not exceed the number of directors to be elected at the meeting. Under the majority voting standard, in uncontested elections of directors, each director must be elected by the affirmative vote of a majority of the votes cast with respect to that nominee's election at any meeting for the election of directors at which a quorum is present.

- ***Robust Stock Ownership Guidelines:*** The Board of Directors believes that equity ownership by the Company's directors and executive officers is important for the Company. Our directors and executive officers are subject to stock ownership guidelines to align their interests with those of our stockholders. Non-employee directors are required to hold not less than the number of shares of Common Stock equal in value to five times the annual cash retainer payable to a director.

- *Regular Stockholder Engagement:* We value our stockholders' opinions and actively solicit input through our stockholder engagement program. During 2023, the Company reached out to stockholders who collectively represented over 65.0% of our outstanding common stock and had conversations with ten stockholders who requested engagement representing approximately 33.0% percent of our outstanding common stock. We are responsive to stockholders and believe in maintaining active stockholder engagement. The right of stockholders to a special meeting was not a topic of discussion raised by any of the stockholders that the Company met with prior to receipt of the Stockholder Special Meeting Proposal. See "Proposal 5 – Vote on right to call special stockholder meeting – The role of stockholder engagement" for more information.

- *Annual Say-on-Pay:* In accordance with the Board's recommendation as well as the majority of stockholders voting at the 2023 Annual Meeting, the Company conducts an annual say-on-pay vote. The Board recognizes the importance of an annual vote as it allows stockholders to provide direct input on the Company's compensation policies and practices, and the resulting compensation for the named executive officers, every year.

See "Corporate Governance and Board Matters" and the Board's Special Meeting Proposal (Proposal 5) for more information. In light of our existing policies and practices and the Board's Special Meeting Proposal (Proposal 5), the Board has determined that the Board's Special Meeting Proposal (Proposal 5), and not this Stockholder Special Meeting Proposal (Proposal 6), is in the best interests of the Company and its stockholders.

Your vote

This proposal is not binding upon the Company or our Board. Notwithstanding the non-binding nature of this vote, our Board values the opinions expressed by stockholders in their vote on this proposal, and will consider the outcome of the vote when considering whether to implement this Stockholder Special Meeting Proposal or the Board's Special Meeting Proposal. To create a stockholder right to call a special meeting, the Board must approve an amendment to our Bylaws.

Unless proxy cards are otherwise marked, the persons named as proxies will vote AGAINST the Stockholder Special Meeting Proposal. The affirmative vote of the holders of a majority of the shares of Common Stock having voting power present in person or represented by proxy is required to approve this Proposal 6. Abstentions will have the same effect as a vote AGAINST this proposal and broker non-votes will have no effect on the outcome of the vote. Although the Stockholder Special Meeting Proposal and the Board's Special Meeting Proposal concern the same subject matter, the terms of each proposal differ. If both the Board's Special Meeting Proposal and the Stockholder Special Meeting Proposal are approved, the Board will take the voting results into consideration and will continue to engage with stockholders as part of the Board's consideration of any future actions.

VOTE AGAINST PROPOSAL 6

BOARD RECOMMENDATION

The Board unanimously recommends that you vote "AGAINST" the Stockholder Special Meeting Proposal (Proposal 6) and "FOR" the Board's Special Meeting Proposal (Proposal 5).

CEO PAY RATIO

As required by Section 953(b) of the Dodd-Frank Act and Item 402(u) of Regulation S-K, our Company is required to calculate and disclose the total compensation paid to its median employee, as well as the ratio of the total compensation paid to such median employee as compared to the total compensation paid to the Company's CEO. The Company believes that the ratio of pay included in this information is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

Measurement date

We identified the median employee using our employee population on December 31, 2023. On December 31, 2023, the CEO of the Company was Mr. Concannon.

Consistently Applied Compensation Measure (CACM)

We identified our median employee using a consistently applied compensation measure, consisting of the following:

- Actual base salary paid;
- Cash bonus paid in 2024 for 2023 performance;
- Other cash payments including, but not limited to, overtime, allowances and one-time awards;
- Value of equity awards granted in 2023, computed in accordance with FASB ASC Topic 718; and
- Company contributions to a pension or retirement plan, including, but not limited to, a 401(k) defined contribution plan in the U.S.

Exceptions

As of December 31, 2023, we had 881 employees globally, including 572 U.S. employees and 309 non-U.S. employees. In determining the median employee, we did not include employees from the following countries as they represented, in aggregate, less than 5% of our employee population:

- Brazil – 3 employees
- France – 4 employees
- Germany – 4 employees
- Hong Kong – 9 employees
- Italy – 1 employee
- The Netherlands – 13 employees
- Switzerland – 4 employees

In addition, in determining the median employee, we did not include 59 employees that became the Company's employees as a result of the Pragma acquisition, which occurred during the year ended December 31, 2023.

After excluding the CEO and employees described above, we determined our median employee from a population of 783 employees, including 512 U.S. employees and 271 non-U.S. employees.

CEO pay ratio

The annual total compensation for the CEO and the median employee, as calculated using the Summary Compensation Table requirements, was $8,293,086 and $167,000, respectively, resulting in a ratio of 50:1.

This pay ratio information is being provided solely for compliance purposes. Neither the Compensation Committee nor management of the Company used the pay ratio measure in making compensation decisions.

PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid to each of our Principal Executive Officers ("PEO"), which is our CEO, and the average of our non-PEO NEOs, and certain financial performance measures of the Company. For further information concerning the Company's variable pay-for-performance philosophy and how the Company aligns executive compensation with the Company's performance, refer to "Executive Compensation – Compensation Discussion and Analysis."

	Pay Versus Performance[1]									
	Summary Compensation Table Total for PEO [2]		Compensation Actually Paid to PEO [3]				Value of Initial Fixed $100 Investment Based On:			
Year (a)	Christopher R. Concannon (b)	Richard M. McVey (b)	Christopher R. Concannon (c)	Richard M. McVey (c)	Average Summary Compensation Table Total for Non-PEO NEOs[4] (d)	Average Compensation Actually Paid to Non-PEO NEOs [5] (e)	Total Shareholder Return [6] (f)	Index Total Shareholder Return [7] (g)	Net Income (millions) [8] (h)	Adjusted Operating Income [9] (i)
2023	8,293,086	5,420,785	5,270,186	(4,411,280)	1,868,629	1,552,561	$79.71	$131.91	$258.1	$361.1
2022	n/a	5,553,833	n/a	(17,047,453)	3,600,351	1,318,174	$75.12	$113.64	$250.2	$370.4
2021	n/a	5,742,184	n/a	(23,796,801)	2,778,019	(567,512)	$109.67	$131.62	$257.9	$379.6
2020	n/a	6,143,686	n/a	46,225,725	2,563,567	12,445,573	$151.29	$99.47	$299.4	$423.6

(1) Mr. Concannon, our Chief Executive Officer and Interim Chief Financial Officer, has served as Chief Executive Officer since April 3, 2023. Previously, Mr. McVey served as Chief Executive Officer. The Non-PEO NEOs for the applicable years were as follows:

- 2023: Christopher N. Gerosa, Kevin M. McPherson, Naineshkumar S. Panchal and Christophe Roupie;

- 2022: Christopher R. Concannon, Christopher N. Gerosa, Kevin M. McPherson and Naineshkumar S. Panchal; and

- 2021: Christopher R. Concannon, Antonio DeLise, Christopher N. Gerosa, Kevin M. McPherson and Nicholas Themelis; and

- 2020: Christopher R. Concannon, Antonio DeLise, Kevin M. McPherson and Nicholas Themelis.

(2) The dollar amounts reported in column (b) are the amounts of total compensation reported for Messrs. Concannon and McVey, respectively, for each corresponding year in which he served as Chief Executive Officer in the "Total" column of the Summary Compensation Table. Refer to "Executive Compensation – Executive Compensation Tables – Summary Compensation Table."

(3) The dollar amounts reported in column (c) represent the amount of "compensation actually paid" to Messrs. Concannon and McVey, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Messrs. Concannon and McVey during the applicable year.

In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Concannon's total compensation for 2023 to determine the compensation actually paid:

PEO Compensation Actually Paid- Christopher R. Concannon				
Year	Reported Summary Compensation Total for PEO	Reported Value of Equity Awards [a]	Equity Award Adjustments [b]	Compensation Actually Paid to PEO
2023	8,293,086	6,333,086	3,310,186	5,270,186

(a) The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

(b) The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. McVey's total compensation for each year to determine the compensation actually paid:

	PEO Compensation Actually Paid- Richard M. McVey			
Year	Reported Summary Compensation Total for PEO	Reported Value of Equity Awards [a]	Equity Award Adjustments [b]	Compensation Actually Paid to PEO
2023	5,420,785	3,576,785	(6,255,280)	(4,411,280)

(a) The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

(b) The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

(4) The dollar amounts reported in column (d) represent the average of the amounts reported for the Company's NEOs as a group (excluding Messrs. Concannon and McVey for 2023 and Mr. McVey for 2022, 2021 and 2020) in the "Total" column of the Summary Compensation Table in each applicable year.

(5) The dollar amounts reported in column (e) represent the average amount of "compensation actually paid" to the NEOs as a group (excluding Messrs. Concannon and McVey for 2023 and Mr. McVey for 2022, 2021 and 2020), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding Messrs. Concannon and McVey for 2023 and Mr. McVey for 2022, 2021 and 2020) during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the NEOs as a group (excluding Messrs. Concannon and McVey for 2023 and Mr. McVey for 2022, 2021 and 2020) for each year to determine the compensation actually paid, using the same methodology described above in footnote 3:

	Non-PEO NEO Compensation Actually Paid			
Year	Reported Summary Compensation Average for Non-PEO NEOs	Reported Average Value of Equity Awards [a]	Equity Award Adjustments [b]	Compensation Actually Paid to Non-PEO NEOs
2023	1,868,629	900,971	584,904	1,552,561

(a) The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

(b) The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

(6) Cumulative TSR is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period by the Company's share price at the beginning of the measurement period.

(7) Represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the following published industry index: the Dow Jones U.S. Financials Index.

(8)   The dollar amounts reported represent the amount of net income reflected in the Company's audited financial statements for the applicable year.

(9)   Adjusted Operating Income is defined as operating income before (i) unplanned inorganic activity and (ii) the impact of cash incentives. It may also be adjusted to reflect charges for restructurings, the impact of corporate transactions or discontinued operations, events that are unusual in nature or infrequent in occurrence and other non-recurring items, currency fluctuations, litigation or clam judgments, settlements and the effects of accounting or tax law changes.

Financial performance measures

As described in greater detail in "Executive Compensation – Compensation Discussion and Analysis," the Company's executive compensation program reflects a variable pay-for-performance philosophy. The metrics that the Company uses for both our long-term and short-term incentive awards are selected to incentivize our NEOs to increase the value of our enterprise for our stockholders. The most important financial performance measures used by the Company to link executive compensation actually paid to the Company's NEOs, for the most recently completed fiscal year, to the Company's performance are as follows:

- Adjusted operating income

- Operating margin

- Revenue growth excluding U.S. credit

- U.S. credit market share

Analysis of the information presented in the Pay versus Performance table

As described in more detail in the section "Executive Compensation – Compensation Discussion and Analysis," the Company's executive compensation program reflects a variable pay-for-performance philosophy. While the Company utilizes several performance measures to align executive compensation with Company performance, not all of those Company measures are presented in the Pay versus Performance table. Moreover, the Company generally seeks to incentivize long-term performance, and therefore does not specifically align the Company's performance measures with compensation that is actually paid (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. In accordance with Item 402(v) of Regulation S-K, the Company is providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

Compensation Actually Paid and Cumulative TSR

As demonstrated by the following graph, the amount of compensation actually paid to Messrs. Concannon and McVey for 2023, Mr. McVey for 2022, 2021 and 2020 and the average amount of compensation actually paid to the Company's NEOs as a group (excluding Messrs. Concannon and McVey for 2023 and Mr. McVey for 2022, 2021 and 2020) is generally aligned with the Company's cumulative TSR over the three years presented in the table. The alignment of compensation actually paid with the Company's cumulative TSR over the period presented is because a significant portion of the compensation actually paid to Messrs. Concannon and McVey and to the other NEOs is comprised of equity awards.



Compensation Actually Paid and Net Income

As demonstrated by the following table, the amount of compensation actually paid to Messrs. Concannon and McVey for 2023, Mr. McVey for 2022, 2021 and 2022 and the average amount of compensation actually paid to the Company's NEOs as a group (excluding Messrs. Concannon and McVey for 2023 and Mr. McVey for 2022, 2021 and 2020) is generally aligned with the Company's net income over the three years presented in the table.



Compensation Actually Paid and Adjusted Operating Income

As demonstrated by the following graph, the amount of compensation actually paid to Messrs. Concannon and McVey for 2023, Mr. McVey for 2022, 2021 and 2022 and the average amount of compensation actually paid to the Company's NEOs as a group (excluding Messrs. Concannon and McVey for 2023 and Mr. McVey for 2022, 2021 and 2020) is generally aligned with the Company's Adjusted Operating Income over the three years presented in the table. As described above, Adjusted Operating Income is defined as operating income before: (i) unplanned inorganic activity and (ii) the impact of cash incentives. While the Company uses numerous financial and non-financial performance measures for the purpose of evaluating performance for the Company's compensation programs, the Company has determined that Adjusted Operating Income is the financial performance measure that, in the Company's assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the pay versus performance table above) used by the Company to link compensation actually paid to the company's NEOs, for the most recently completed fiscal year, to Company performance. The Company utilizes Adjusted Operating Income as the financial component of the Company's short-term incentive compensation program. See "– *Compensation Discussion and Analysis*."



OTHER INFORMATION

General information

This Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Directors of the Company, to be used at our Annual Meeting scheduled for Wednesday, June 5, 2024, at 9:00 AM, Eastern Daylight Time, via live audio webcast at www.virtualshareholdermeeting.com/MKTX2024.

Holders of record of our Common Stock at the close of business on the Record Date are entitled to notice of, and to vote at, the Annual Meeting. On that date, there were 37,602,968 shares entitled to be voted.

The Annual Meeting will be held in virtual format only. You will not be able to attend the Annual Meeting physically, however you may vote and submit questions while attending the Annual Meeting online via the live audio webcast.

To participate in the Annual Meeting, you must have your 16-digit control number that is shown on your Notice of Internet Availability of Proxy Materials or on your proxy card. You will be able to submit questions during the meeting by typing in your question in the "ask a question" box on the meeting page. Should you require technical assistance, support will be available by dialing 800-586-1548 (U.S.) or 303-562-9288 (International) during the meeting. We are committed to ensuring that our stockholders will be afforded the same rights and opportunities to participate as they would at an in-person meeting.

We encourage you to vote your shares, either by voting online during the Annual Meeting or by granting a proxy (i.e., authorizing someone to vote your shares). If you vote via the Internet or telephone or execute the attached paper proxy card, the individuals designated will vote your shares according to your instructions. If any matter other than the Proposals listed in the Notice of Annual Meeting of Stockholders is presented at the Annual Meeting, the designated individuals will, to the extent permissible, vote all proxies in the manner that the Board may recommend or, in the absence of such recommendation, in the manner they perceive to be in the best interests of the Company.

If you indicate when voting via the Internet that you wish to vote as recommended by the Board or if you execute the enclosed paper proxy card but do not give instructions, your proxy will be voted as follows: (1) FOR the election of each of the nominees for director named herein, (2) FOR ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2024, (3) FOR the approval, on an advisory basis, of the compensation of the Company's named executive officers as disclosed in this Proxy Statement, (4) FOR the Officer Exculpation Amendment,(5) FOR the Board's Special Meeting Proposal, (6) AGAINST the Stockholder Special Meeting Proposal and (7) in accordance with the best judgment of the persons appointed as proxies with respect to any other matters that properly come before the Annual Meeting. If your shares are held in a stock brokerage account or by a bank or other nominee, see "— *Voting — Broker authority to vote.*"

Information on how you may vote at the Annual Meeting (such as granting a proxy that directs how your shares should be voted, or attending the Annual Meeting), as well as how you can revoke a proxy, is contained in this Proxy Statement under the headings "— *Solicitation of Proxies*" and "— *Voting*."

We are furnishing proxy materials to our stockholders primarily via the Internet. On or about April 24, 2024, we expect to mail beneficial owners of our Common Stock a Notice containing instructions on how to access our proxy materials, including this Proxy Statement and our Annual Report. The Notice also instructs you on how to vote via the Internet. Other stockholders, in accordance with their prior requests, received e-mail notification of how to access our proxy materials and vote via the Internet, or have been mailed paper copies of our proxy materials and a proxy card or voting form. The proxy card includes instructions on how to vote via the telephone. All beneficial owners will have the ability to access the proxy materials, including this Proxy Statement and our Annual Report, on the website referred to in the Notice.

Internet distribution of our proxy materials is designed to provide our stockholders with the information they need, while lowering costs of delivery and reducing the environmental impact of our Annual Meeting. However, if you would prefer to receive paper copies of proxy materials, please follow the instructions included in the Notice. If you have previously elected to receive our proxy materials electronically, you will continue to receive these materials via e-mail unless you elect otherwise.

Our Proxy Statement and 2023 Annual Report to Stockholders are available at
https://materials.proxyvote.com/57060D

Solicitation of proxies

General

The attached proxy card allows you to instruct the designated individuals how to vote your shares. You may vote in favor of, against, or abstain from voting on any proposal.

Solicitation

We will bear the entire cost of solicitation, including the preparation, assembly, printing and mailing of a Notice, this Proxy Statement, the proxy card and any additional soliciting materials furnished to stockholders. Copies of solicitation materials will be furnished to brokerage houses, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation materials to such beneficial owners. In addition, we may reimburse such persons for their costs of forwarding the solicitation materials to such beneficial owners. The original solicitation of proxies by mail may be supplemented by solicitation by telephone or other means by our directors, officers, employees or agents. No additional compensation will be paid to these individuals for any such services. Except as described above, we do not presently intend to solicit proxies other than by mail.

Voting

Stockholders entitled to vote and shares outstanding

Each stockholder is entitled to one vote for each share of Common Stock held on each matter submitted to a vote at the Annual Meeting. As of the Record Date, 37,602,968 shares of Common Stock were outstanding and entitled to be voted at the Annual Meeting.

How to vote

Submitting a proxy via mail, the Internet or telephone

You may vote by calling the toll-free telephone number listed on the proxy card or visiting the website address listed on the Notice or the proxy card. If you choose to submit your proxy with voting instructions by telephone or through the Internet, you will be required to provide your assigned control number noted on the Notice before your proxy will be accepted. In addition to the instructions that appear on the Notice, step-by-step instructions will be provided by recorded telephone message or at the designated website on the Internet. Votes submitted by telephone or via the Internet must be received by 11:59 p.m., EDT, on June 4, 2024 in order for them to be counted at the Annual Meeting.

If you are a stockholder of record, or otherwise received a printed copy of the proxy materials, in addition to the methods described above, you may also submit your proxy with voting instructions by mail by following the instructions set forth on the proxy card included with the proxy materials. Specifically, if you are a stockholder of record on the Record Date, you may vote by mailing your proxy card, with voting instructions, to the address listed on your proxy card.

Voting your shares online at the Annual Meeting

For Shares Directly Registered in the Name of the Stockholder: You may vote online at the Annual Meeting at www.virtualshareholdermeeting.com/MKTX2024; however, we encourage you to vote by proxy card or the Internet even if you plan to attend the online meeting. If you plan to attend the online Annual Meeting, you will need the 16-digit control number included on your Notice or your proxy card (if you received a printed copy of the proxy materials) in order to be able to enter the meeting.

For Shares Registered in the Name of a Brokerage Firm or Bank: If your shares of Common Stock are held in street name, you will receive instructions from your broker, bank or other nominee that you must follow in order to have your shares of Common Stock voted prior to or during the online meeting, or contact your broker, bank or other nominee for such information.

Revoking a proxy

A proxy that was submitted via the Internet or by telephone may be revoked at any time before it is exercised by (1) executing a later-dated proxy card via the Internet or by telephone or (2) attending the Annual Meeting and voting online.

A proxy that was submitted by mail may be revoked at any time before it is exercised by (1) giving written notice revoking the proxy to our General Counsel and Corporate Secretary at MarketAxess Holdings Inc., 55 Hudson Yards, 15th Floor, New York, NY 10001, (2) subsequently sending another proxy bearing a later date or (3) attending the Annual Meeting and voting online.

If your shares are registered in the name of a brokerage firm or bank, you must contact your brokerage firm or bank to change your vote or obtain a proxy to vote your shares if you wish to cast your vote online at the meeting.

Your attendance at the Annual Meeting in and of itself will not automatically revoke a proxy that was submitted via the Internet, by telephone or by mail.

Broker authority to vote

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered to be the beneficial owner of shares held in street name. These proxy materials are being forwarded to you by your broker or nominee, who is considered to be the holder of record with respect to your shares. As the beneficial owner, you have the right to direct your broker or nominee how to vote by filling out the voting instruction form provided by your broker or nominee. Telephone and Internet voting options may also be available to beneficial owners. As a beneficial owner, you are also invited to attend the Annual Meeting, but you will need the 16-digit control number included on your Notice or your proxy card (if you received a printed copy of the proxy materials) in order to be able to enter the meeting.

If your shares are held in street name, your broker or nominee will ask you how you want your shares to be voted. If you provide voting instructions, your shares must be voted as you direct. If you do not furnish voting instructions, one of two things can happen, depending upon whether a proposal is "routine." Under the rules that govern brokers that have record ownership of shares beneficially owned by their clients, brokers have discretion to cast votes only on routine matters, such as the ratification of the appointment of independent registered public accounting firms, without voting instructions from their clients. Brokers are not permitted, however, to cast votes on "non-routine" matters without such voting instructions, such as the election of directors, the advisory vote on the compensation of our named executive officers, the Officer Exculpation Amendment or the special meeting right proposals. A "broker non-vote" occurs when a beneficial owner has not provided voting instructions and the broker holding shares for the beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting power for that proposal.

Quorum

A quorum is required for the conduct of business at the meeting. The presence at the meeting, in person or by proxy, of the holders of a majority of the stock issued and outstanding and entitled to vote at the meeting on the Record Date will constitute a quorum, permitting us to conduct the business of the meeting. Proxies received but marked as abstentions, if any, and broker non-votes (as described above) will be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes. If we do not have a quorum, we will be forced to reconvene the Annual Meeting at a later date.

Votes necessary to approve each proposal

Election of Directors. Our Bylaws include a majority of votes cast voting standard for the election of directors in uncontested elections, which are generally defined as elections in which the number of nominees does not exceed the number of directors to be elected at the meeting. In the election of directors (Proposal 1), you may either vote "FOR," "AGAINST" or "ABSTAIN" as to each nominee. Cumulative voting is not permitted. Under the majority of votes cast voting standard, in uncontested elections of directors, such as this election, each director must be elected by the affirmative vote of a majority of the votes cast with respect to that nominee's election at any meeting for the election of directors at which a quorum is present. A majority of the votes cast means that the number of votes cast "FOR" a candidate for director exceeds the number of votes cast "AGAINST" that candidate for director. Abstentions will have no effect in determining whether a director nominee has received a majority of the votes cast because an abstention does not count as a vote cast. In addition, brokers do not have discretionary authority to vote for directors, therefore, broker non-votes will not count as a vote cast "FOR" or "AGAINST" a nominee's election and thus will have no effect in determining whether a director nominee has received a majority of the votes cast.

Other Items. For Proposals 2, 3, 5 and 6, if a quorum is present, the proposals will be decided by the affirmative vote of the holders of a majority of the shares of Common Stock having voting power present in person or represented by proxy. Abstentions will be counted as shares present having voting power on these proposals and will have the same effect as votes "AGAINST." Brokers have discretionary authority to vote on Proposal 2, the ratification of the appointment of PwC. Therefore, there will be no broker non-votes on Proposal 2. Brokers do not have discretionary authority to vote on Proposals 3, 5 and 6 and any resulting broker non-votes will have no effect on the outcome of the vote.

For Proposal 4, approval of the holders of a majority of the outstanding shares of our common stock is required to approve the Officer Exculpation Amendment. Abstentions will have the same effect as votes "AGAINST." Brokers do not have discretionary authority to vote on Proposal 4, and any resulting broker-non-vote will have the same effect on the outcome of the vote as votes "AGAINST."

Availability of certain documents

Householding of Annual Meeting materials

The Company and some banks, brokers and other nominee record holders may participate in the practice of "householding" proxy statements and their accompanying documents. This means that only one copy of our Proxy Statement is sent to multiple stockholders in your household. This "householding" procedure reduces our printing costs and postage fees as well as the environmental impact of the annual meeting. Stockholders who participate in householding will continue to receive separate proxy cards. We will promptly deliver a separate copy of these documents to you upon written or oral request to our Investor Relations Department at MarketAxess Holdings Inc., 55 Hudson Yards, 15th Floor, New York, NY 10001 or 212-813-6000. If you want to receive separate copies of our proxy statements in the future, or if you are receiving multiple copies and would like to receive only one copy per household, you should contact your bank, broker or other nominee record holder, or you may contact us at the above address and phone number.

Additional information

We are required to file annual, quarterly and current reports, proxy statements and other reports with the SEC. Copies of these filings are available through our Internet website at *www.marketaxess.com* or the SEC's website at *www.sec.gov*. We will furnish copies of our SEC filings (without exhibits), including our Annual Report on Form 10-K for the year ended December 31, 2023, without charge to any stockholder upon written or oral request to our Investor Relations Department at MarketAxess Holdings Inc., 55 Hudson Yards, 15th Floor, New York, NY 10001 or 212-813-6000.

Other matters

As of the date of this Proxy Statement, the Company knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters properly come before the Annual Meeting, it is the intention of the persons named in the enclosed proxy card to vote the shares they represent as such persons deem advisable. Discretionary authority with respect to such other matters is granted by the execution of the enclosed proxy card.

Stockholder proposals for 2025 Annual Meeting

In order to be considered for inclusion in the Company's proxy statement and proxy card relating to the 2025 Annual Meeting of Stockholders, any proposal by a stockholder submitted pursuant to Rule 14a-8 of the Exchange Act must be received by the Company at its principal executive offices in New York, New York, on or before December 25, 2024. In addition, under the Company's bylaws, any proposal for consideration at the 2025 Annual Meeting of Stockholders submitted by a stockholder other than pursuant to Rule 14a-8 will be considered timely if it is received by the Secretary of the Company at its principal executive offices between the close of business on November 25, 2024 and the close of business on December 25, 2024 and is otherwise in compliance with the requirements set forth in the Company's bylaws.

In addition to satisfying the foregoing requirements, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide the Company with notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than April 6, 2025.

APPENDIX A — RECONCILIATION OF NON-GAAP AMOUNTS

The Company believes that presenting adjusted operating income, a non-GAAP measure, is meaningful, as it reflects metrics considered by the Compensation Committee in making its compensation determinations. The Company defines adjusted operating income as operating income before (i) unplanned inorganic activity and (ii) the impact of cash incentives. The Company believes adjusted operating income is an appropriate measure for evaluating the operating performance of the Company on a consolidated basis. Adjusted operating income and similar measures with similar titles are common performance measures used by investors and analysts to analyze the Company's performance. Adjusted operating income should be viewed as a supplement to and not a substitute for operating income, net income, cash flows from operating activities, and other measures of performance and/or liquidity presented in accordance with U.S. generally accepted accounting principles ("GAAP"). Since adjusted operating income is not a measure of performance calculated in accordance with GAAP, this measure may not be comparable to similar measures with similar titles used by other companies. All dollar amounts included in this Appendix A are presented in thousands, except as otherwise noted.

The following is a reconciliation of operating income (GAAP) to Adjusted Operating Income (non-GAAP):

Reconciliation of Operating Income (GAAP) to Adjusted Operating Income (Non-GAAP)		
	Twelve Months Ended December 31, 2023 ('000s)	
Operating income	$	315,013
Cash incentives	$	42,199
Unplanned inorganic activity	$	3,858
Adjusted operating income	$	361,070

APPENDIX B — Proposed Amendment to Article VII of the Company's Amended and Restated Certificate of Incorporation

ARTICLE VII

LIMITATION OF ~~DIRECTORS'~~ PERSONAL LIABILITY

Except to the extent that the General Corporation Law prohibits the elimination or limitation of liability of directors or officers for breaches of fiduciary duty, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, as applicable, notwithstanding any provision of law imposing such liability. If the General Corporation Law is amended after approval by the stockholders of this ARTICLE VII to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law, as so amended. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director or officer of the Corporation for or with respect to any acts or omissions of such director or officer occurring prior to such amendment. For purposes of this Article VII, "officer" shall have the meaning provided in Section 102(b)(7) of the General Corporation Law as it presently exists or hereafter may be amended from time to time.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number 001-34091

MARKETAXESS HOLDINGS INC.
(Exact name of registrant as specified in its charter)

Delaware	**52-2230784**
(State of incorporation)	**(IRS Employer Identification No.)**
55 Hudson Yards, New York, New York	**10001**
(Address of principal executive offices)	**(Zip Code)**

(212) 813-6000
(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.003 par value	MKTX	NASDAQ Global Select Market

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.   Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☑

The aggregate market value of the shares of common stock held by non-affiliates of the registrant as of June 30, 2023 (the last business day of the registrant's most recently completed second fiscal quarter) was approximately $7.4 billion computed by reference to the last reported sale price on the NASDAQ Global Select Market on that date. For purposes of this calculation, affiliates are considered to be executive officers, directors and holders of 10% or more of the outstanding common stock of the registrant on that date. The registrant had 37,677,426 shares of common stock, 9,241,225 of which were held by affiliates, outstanding on that date.

As of February 20, 2024, the aggregate number of shares of the registrant's common stock outstanding was 37,867,743.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2024 Annual Meeting of Stockholders are incorporated by reference into Items 10, 11, 12, 13 and 14 of Part III of this Form 10-K.

MARKETAXESS HOLDINGS INC.
2023 FORM 10-K ANNUAL REPORT
TABLE OF CONTENTS

PART I

Cautionary Note Regarding Forward-Looking Statements

This report contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as "expects," "intends," "anticipates," "plans," "believes," "seeks," "estimates," "will," or words of similar meaning and include, but are not limited to, statements regarding the outlook for our future business and financial performance and our strategy. Forward-looking statements are based on management's current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. It is routine for our internal projections and expectations to change as the year or each quarter in the year progresses, and therefore it should be clearly understood that the internal projections and beliefs upon which we base our expectations may change prior to the end of each quarter or the year. Although these expectations may change, we are under no obligation to revise or update any forward-looking statements contained in this report. Actual future events or results may differ, perhaps materially, from those contained in the projections or forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this report, particularly in Item 1A. "Risk Factors."

Item 1. *Business.*

Overview

MarketAxess Holdings Inc. (the "Company" or "MarketAxess") operates leading electronic trading platforms delivering greater trading efficiency, a diversified pool of liquidity and significant cost savings to our clients across the global fixed-income markets. Over 2,000 institutional investor and broker-dealer firms use our patented trading technology to efficiently trade U.S. high-grade bonds, U.S. high-yield bonds, emerging market debt, Eurobonds, municipal bonds, U.S. government bonds and other fixed-income securities. Our award-winning Open Trading® marketplace is widely regarded as the preferred all-to-all trading solution in the global credit markets, creating a unique liquidity pool for a broad range of credit market participants. We leverage our diverse set of trading protocols, automated and algorithmic trading solutions, intelligent data and index products and a range of post-trade services to provide an end-to-end trading solution to our robust network of platform participants.

We provide automated and algorithmic trading solutions that we believe, when combined with our integrated and actionable data offerings, help our clients make faster, better-informed decisions on when and how to trade on our platforms. In 2023, we introduced MarketAxess X-Pro ("X-Pro"), our newest trading platform, to more seamlessly combine our trading protocols with our proprietary data and pre-trade analytics. We expect that our recent acquisition of Pragma LLC and Pragma Financial Systems LLC (collectively, "Pragma"), a quantitative trading technology provider specializing in algorithmic and analytical trading services, will accelerate our development of artificial intelligence ("AI") driven execution algorithms across all of our key product areas.

We operate in a large and growing market that provides us with a significant opportunity for future growth, due, in part, to the relatively low levels of electronic trading in many of our largest current product areas. We offer all-to-all trading ("Open Trading") for most of our products in order to capitalize on this addressable market by increasing the number of potential trading counterparties and providing our clients with a menu of solutions at each step in the trading process. We believe that Open Trading drives meaningful price improvement for our clients and reduces risk in fixed-income markets by creating a global, diversified pool of liquidity whereby our institutional investor, dealer and alternative liquidity provider clients can all interact on an anonymous basis. Institutional investors can also send trading inquiries directly to their traditional broker-dealer counterparties on a disclosed basis ("disclosed RFQ"), while simultaneously accessing additional counterparties through our anonymous Open Trading solutions.

We also provide a number of integrated and actionable data offerings, including CP+™ and Axess All®, to assist clients with real-time pricing and trading decisions and transaction cost analysis. We offer a range of post-trade services, including straight-through processing, post-trade matching, trade publication, regulatory transaction reporting and market and reference data across fixed-income and other products. In 2023, 88.1% of our revenues were derived from commissions for transactions executed on our platforms. We also derive revenues from information services, post-trade services and technology services. Our expenses consist of employee compensation and benefits, depreciation and amortization, technology and communication expenses, professional and consulting fees, occupancy, marketing and advertising, clearing costs and general and administrative expenses.

Our History

MarketAxess has been an innovative leader in electronic trading since its founding in 2000. Throughout our history, our primary goals have remained the same: improve trading efficiency and deliver meaningful transaction price improvement for our clients. Prior to our founding, our institutional investor clients were able to trade bonds by telephone with a limited set of broker-dealers with which they had institutional relationships. By 2007, our platforms enabled institutional investors to trade electronically with over thirty broker-dealers. During the global financial crisis of 2007-2008, we significantly expanded the number of non-primary and regional dealers providing liquidity on our platforms, as many dealers were forced to reduce their balance sheets for market making. Today, we are an S&P 500 company that, through our Open Trading protocols, provides an expanded liquidity pool for over 1,700 global market participants to trade a wide variety of fixed-income securities with each other.


2000
Founded
2001
Acquires Trading Edge
Expands trading platform to Europe
2002
Launches Corporate BondTicker
2004
IPOs on Nasdaq
2007
Acquires Trade West Systems
2010
Expands trading platform to APAC
2012
Expands into LATAM with office in Brazil
2013
Start of Open Trading® Strategic Trading with BlackRock
2015
Launches Axess All
Open Trading extends to European credit markets
2016
Launches first institutional electronic trading for muni bonds and leveraged loans
2017
Launches CP+™
2018
Open Trading extends to Asian credit markets
2019
Launches IG Indices, LiveMarkets
Acquires LiquidityEdge
Added to S&P 500
2020
Launches Trading for Trees, DealerDirect, and MarketAxess Rates
Acquires Regulatory Reporting Hub
2021
Acquires MuniBrokers
Launches Diversity Dealer Initiative
Lauches Connectivity to China Bond Connect
2022
Launches MKTX US IG 400 Index
Founding member of RFQ-hub Consortium
2023
Launches MarketAxess X-Pro and Adaptive Auto-X™
Acquires Pragma

Our Competitive Strengths

We believe that we are well positioned to strengthen our market position in electronic trading in our existing products and to extend our presence into new products and services by capitalizing on our competitive strengths, including:

Expansive Liquidity Pool Comprised of Leading Broker-Dealers and Institutional Investors

Our electronic trading platforms provide access to the liquidity generated by the participation of our institutional investor and broker-dealer clients, including substantially all of the leading broker-dealers in global fixed-income trading. We believe these broker-dealers represent the principal source of secondary market liquidity for credit and rates products. We believe that our broker-dealer clients are incentivized to use our platforms due to the ability to efficiently transact with valuable client order flow and the ability to use our Open Trading protocols to help manage their risk, source liquidity and facilitate transactions on behalf of their clients.

Our total credit trading volume has increased from approximately $2.0 trillion in 2019 to $3.1 trillion in 2023 and our estimated market share of U.S. high-grade and high-yield corporate bond volumes in 2023 was 20.4% and 17.1%, respectively. Approximately 90.9% of credit volume on our platforms during 2023 was executed by institutional clients with the remaining 9.1% of credit volume conducted between dealers.

Open Trading is a Differentiator that Expands the Liquidity Pool and Drives Price Improvement for Broker-Dealers and Institutional Investors

Global liquidity has remained a persistent concern for market participants as regulators raised bank capital requirements and adopted other measures that prompted many dealers to reduce market-making activities even as the buy-side's bond holdings have grown rapidly. In this environment, Open Trading, our fully electronic, all-to-all trading functionality, has emerged as a solution to this liquidity problem. Open Trading participants have broader and more diverse liquidity options compared to the traditional model of bilateral trading with a limited set of dealer counterparties. The expanded pool of liquidity providers includes investment managers, global dealers, regional dealers and specialist market making and proprietary trading firms.

During 2023, over 1,700 firms participated in Open Trading, which improved the ability of both dealers and institutional investors to find natural and opportunistic matches, move orders more efficiently and achieve significant increases in execution quality and price improvement.

We believe our Open Trading protocols enhance our institutional investor clients' ability to obtain a competitive price by allowing all of our Open Trading participants to interact with each other, thereby increasing the potential sources of liquidity available for each participant, as well as the likelihood of receiving a competitive price response. We estimate that Open Trading generated $701.9 million of price improvement for our clients in 2023, consisting of an estimated $471.5 million of liquidity taker price improvement (defined as the difference between the winning price and the best disclosed dealer cover price) and an estimated $230.4 million of liquidity provider price improvement (defined as the difference between the winning price and then current CP+ bid or offer level, offer if the provider is buying, bid if provider is selling) at the time of the inquiry. This Open Trading price improvement is in addition to the potential cost savings institutional investors can achieve by simultaneously requesting bids or offers from our broker-dealer clients via our traditional disclosed RFQ protocol. In addition, dealers use Open Trading as a source of liquidity to efficiently transfer risk and achieve enhanced bond inventory turnover, which may limit their credit exposure.

Advanced End-to-End Technology

Our electronic trading platforms are based on a secure and scalable architecture that makes broad use of distributed computing to achieve speed and reliability. Our technology provides clients with end-to-end and customizable connectivity to fixed-income markets. In designing X-Pro, our newest platform, we enhanced the trading experience by providing traders with a flexible user experience, intuitive workflows and easy access to our proprietary data and pre-trade analytics. To further support more efficient trade execution, we also offer several automated and algorithmic trading solutions, which allow clients to set eligibility criteria for their orders that our platforms will use to determine whether or not to execute a trade in accordance with the pre-defined parameters. For example, we introduced our Adaptive Auto-X automated and algorithmic trading solution for fixed-income in 2023, which provides our clients with a suite of AI-driven algorithms that integrate all our trading protocols. We believe that these automated and algorithmic trading solutions reduce trading inefficiencies and human errors while allowing traders to focus on higher-value trades.

In addition to services directly related to the execution of trades, we also offer our clients several other pre- and post-trade services. In the pre-trade period, our platforms assist participants with price discovery by providing them with dealer pricing and real-time and historical trade data. Following the execution of a trade, our platforms support all of the essential tools and functionalities to enable our participants to achieve straight through processing ("STP") for trade settlement and to measure transaction costs to evidence best execution.

The Company is focused on investing in our resiliency, scalability and risk management systems. We also prioritize continuing product delivery on current technologies, delivering approximately 1,000 unique new business and technical features to our clients during the year ended December 31, 2023.

Growing, Comprehensive International Offering and Client Base

Our platforms provide global fixed-income market participants with trading functionality across Eurobond and emerging markets credit and rates markets, connecting clients in over 90 countries to local and global dealers. MarketAxess has over 1,000 active client firms located outside the U.S. that access our platforms through our regulated venues in Europe, Asia and Latin America. Our Open Trading functionality allows international clients to access cross-border liquidity more efficiently with few regulatory hurdles.

The MarketAxess emerging markets trading platform also offers the most comprehensive offering for local currency bond trading across the Latin America, Central & Eastern Europe, Middle East and Africa, and Asia-Pacific ("APAC") regions. Our platforms provide clients with the ability to trade emerging market local currency debt denominated in 28 local currencies with over 130 broker-dealers.

Next Generation Data and Analytical Tools Supporting the Increasing Automation of Trading Workflows

Our data and analytical tools enhance the value proposition of our trading platforms and improve the trading experience of our clients. We support our clients' trading functions by offering value-added analytics that rely on machine-learning, automation and algorithms that are designed to improve the trading decisions and workflows of our clients. Our data and analytical tools are designed to help clients make better trading decisions, benefiting our current clients and attracting new market participants to our network. For example, we believe that our automation solutions enable more efficient execution of smaller trades, and allow traders to instead focus their attention on larger, and often higher-value, trades.

Our Strategy

Our objective is to provide the leading global electronic trading platforms for fixed-income securities, allowing broker-dealers and institutional investors to connect, trade and achieve cost savings more easily and efficiently, while offering a broad array of information, trading and technology services to market participants across an end-to-end trading solution. The key elements of our strategy are:

Increase Penetration in Credit Markets

We believe that we have a large opportunity remaining to capture additional market share in the credit product markets in which we have already established a leadership position. For example, the estimated Composite Corporate Bond average daily volume ("ADV") on our platforms for the year ended December 31, 2023 for our combined U.S. high-grade, U.S. high-yield, emerging markets and Eurobonds product areas (collectively, "Composite Corporate Bond") was approximately $9.8 billion, representing just 19.3% of the estimated addressable market of approximately $51.1 billion. The traditional methods of bilateral trading, including the telephone or electronic messaging, continue to be one of our principal competitors in the credit markets in which we have established a leadership position. We continue to focus on capturing additional market share across our core credit markets. In 2023, we introduced X-Pro, our new trading platform, to clients in the United States. We believe that the modernized design of X-Pro will help increase our market share in our core markets. X-Pro also includes enhanced functionality for portfolio trading, which has represented a larger proportion of trading volumes in recent periods.

Continue Expansion into New Product Areas

By leveraging our Open Trading functionality and capitalizing on our experience of building market share in markets like U.S high-grade and U.S. high-yield bonds, we plan to increase our product footprint in newer product areas, including emerging market local currency bonds, municipal bonds, U.S. government bonds and European government bonds. Each of these markets has unique trading protocols, market structures and settlement solutions that require a lengthy ramp-up period, but which will provide diverse revenue sources if we can obtain significant market share. For example, in 2021, we acquired MuniBrokers LLC ("MuniBrokers"), a central electronic trading venue serving municipal bond inter-dealer brokers and dealers, in order to expand our existing municipal bond trading solution. The acquisition connects our leading trading technology with the liquidity of one of the industry's largest electronic inter-dealer marketplaces, creating a compelling and diverse liquidity solution that we believe will ultimately deliver an improved execution experience. In addition, with the acquisition of Pragma in 2023, we have expanded our automated and algorithmic trading solutions to new asset classes, including equities and foreign exchange.

Expand Trading Protocols and Leverage the Open Trading Network

We believe that we are the only fixed-income electronic trading platform that embraces all-to-all trading in each of our product areas. Open Trading exponentially increases the number of potential trading counterparties by allowing both our broker-dealer clients and institutional investor clients to interact in an all-to-all trading environment of over 1,700 firms. Our clients executed approximately $955.6 billion in credit trading volume using Open Trading during 2023, representing 35.2% of total eligible credit trading volume on our platforms, and realized approximately $701.9 million in estimated price improvement through this unique liquidity solution in 2023. We believe that the combination of Open Trading and our vast client network provides the basis for MarketAxess to enhance liquidity and improve market resiliency in global fixed-income markets. In 2023, we introduced Open Trading for emerging market local currency bonds, including for the local currency markets of Poland, Czech Republic, Hungary and South Africa.

Continue to Invest in and Grow our Business through Geographic Diversification

We are continuing to expand and diversify our business internationally. Our revenues from international clients have grown from 16.9% of total revenue in 2019 to 20.8% of total revenues for the year ended December 31, 2023. As of December 31, 2023, our institutional investor and broker-dealer clients are based in over 90 countries with over 1,000 total active international client firms and approximately 5,800 total active international traders. We offer cross-regional electronic trading services in U.S fixed-income markets for international clients, as well as in Eurobonds and emerging market debt. By offering liquidity in both hard-currency and local currency emerging market debt, we have created an efficient emerging market trading ecosystem for our institutional investor and broker-dealer clients. In the last five years, we have seen significant growth in the Europe, Middle East and Africa ("EMEA"), Latin America and APAC regions. The ADV in the EMEA, Latin America and APAC regions on the MarketAxess platforms has grown from $2.5 billion in 2019 to $4.2 billion in 2023. We believe we can increase our penetration and revenue opportunities in international markets by continuing to invest in creating client relationships abroad.

Pursue Select Acquisitions and Strategic Alliances

We continually evaluate opportunities to supplement our internal growth by entering into strategic alliances, or acquiring businesses or technologies, that we believe will enable us to enter new markets, provide new client segments, new products or services, or otherwise expand our market share in the fixed-income markets that we operate in today. We believe that one of the key drivers of our success to date has been the ability to grow our product offerings. For example, in 2021, we acquired MuniBrokers, a central electronic venue serving municipal bond inter-dealer brokers and dealers, in order to expand our existing municipal bond trading solution. In 2022, we made a significant minority investment in RFQ-hub, a bilateral multi-asset and multi-dealer RFQ platform. In 2023, we acquired Pragma, expanding our automated and algorithmic trading solutions to equities and foreign exchange. In addition, we expect the acquisition of Pragma to accelerate development of execution algorithms and data-driven analytics across all of our fixed-income product areas.

The Fixed-Income Products Available on our Platform

We operate in a large and growing market, which consists of credit and rates fixed-income products. According to the Securities Industry and Financial Markets Association ("SIFMA"), as of September 30, 2023, the most recent date available, there were approximately $10.6 trillion in principal amount of fixed-income securities outstanding in the U.S. corporate bond market, which reflects a five-year compound annual growth rate of 4.5%. In addition, according to SIFMA, as of December 31, 2023, there were approximately $26.4 trillion in principal amount of fixed-income securities outstanding in the U.S. government bond market, which reflects a five-year compound annual growth rate of 11.1%.

Our proprietary technology allows institutional investor and broker-dealer clients to access this market by trading both credit and rates products on our platforms.

Our credit products consist of the following areas:

- U.S. high-grade bonds, which refers to U.S. corporate debt rated BBB- or better by Standard & Poor's ("S&P") or Baa3 or better by Moody's Investor Service ("Moody's");

- U.S. high-yield bonds, which refers to U.S. corporate debt rated lower than BBB- by S&P or Baa3 by Moody's;

- Emerging market debt, which we define as U.S. dollar, Euro or local currency denominated bonds issued by sovereign entities or corporations domiciled in a developing country, typically located in Latin America, Asia, or Central and Eastern Europe;

- Eurobonds, which we define generally to consist of bonds intended to be distributed to European investors, primarily bonds issued by European corporations, excluding bonds that are issued by corporations domiciled in an emerging markets country and excluding most government bonds that trade in Europe;

- Municipal bonds, which are debt securities issued by states, cities, counties and other governmental entities in the U.S. to fund day-to-day obligations and to finance a wide variety of public projects, such as highways or water systems, and typically offer interest payments that are exempt from federal income taxation and may be exempt from state income and other taxes; and

- Other credit products, including leveraged loans, which are senior secured commercial facilities provided by a syndicate of lenders for below investment-grade companies (credit rating below BBB- or Baa3).

Our rates products consist of the following areas:

- U.S. government bonds, which are government instruments issued by the U.S. Department of the Treasury;

- Agency bonds, which are securities issued by a federal government department or by a government-sponsored enterprise, including the Federal National Mortgage Association and Federal Home Loan Mortgage Corporation; and

- Other government bonds, including European government bonds, which are bonds issued by governments of countries in the European Union ("E.U.") and non-E.U. European countries, as well as bonds issued by other supranational organizations, agencies and sovereigns, including the European Commission.

The six largest product areas available on our platform for the year ended December 31, 2023 were U.S. high-grade, U.S. high-yield, emerging market debt, Eurobonds, municipal bonds and U.S. government bonds. In the chart below, we show MarketAxess' ADV and the amount of new issuance of such product areas for the years ended December 31, 2023 and 2022, except where indicated:

	MarketAxess ADV[1]			Amount of New Issuance		
	2023	**2022**	**% Change**	**2023**	**2022**	**% Change**
	(In billions)					
U.S. high-grade[2]	$ 5.9	$ 5.5	6.8 %	$ 1,207.0	$ 1,215.7	(0.7) %
U.S. high-yield[2]	1.6	1.7	(6.3)	175.2	106.5	64.5
Emerging market debt[3]	2.9	2.8	3.5	245.0	219.0	11.9
Eurobonds[2]	1.8	1.5	21.2	567.7	460.0	23.4
Municipal bonds[4]	0.4	0.4	16.1	380.5	386.6	(1.6)
U.S. government bonds[4]	18.3	21.5	(15.0)	22,699.6	16,730.9	35.7

(1) There were 249 U.S. trading days in each of 2023 and 2022, based on the SIFMA holiday recommendation calendar and 251 and 250 United Kingdom ("U.K") trading days in each of 2023 and 2022, respectively, based primarily on the U.K. bank holiday schedule.
(2) For U.S. high-grade, U.S. high-yield and Eurobonds, the amount of new issuance is according to J.P. Morgan Markets.
(3) For emerging markets debt, the amount of new issuance is according to J.P. Morgan Markets. The amount of new issuance excludes debt issued by emerging market sovereigns, which are included in our definition of emerging markets debt.
(4) For municipal bonds and U.S. government bonds, the amount of new issuance is according to SIFMA.

We plan to leverage our Open Trading functionality to continue to capture additional market share across our core credit markets while increasing our footprint in newer product areas. In the chart below, we show estimated market ADV and our estimated market share for the years ended December 31, 2023 and 2022, of U.S. high-grade/high-yield bonds combined, U.S. high-grade bonds, U.S. high-yield bonds, municipal bonds and U.S. government bonds.

	Market ADV			Estimated Market Share		
	2023	**2022**	**% Change**	**2023**	**2022**	**Bps Change**
	(In billions)					
U.S. high-grade/U.S high-yield combined [1]	$ 38.1	$ 35.3	7.9 %	19.6 %	20.4 %	(80) Bps
U.S. high-grade[1]	28.7	25.7	11.7	20.4	21.3	(90)
U.S. high-yield[1]	9.3	9.5	(2.1)	17.1	17.9	(80)
Municipal bonds[2]	7.4	8.4	(11.7)	5.9	4.5	140
U.S. government bonds[3]	653.8	612.8	6.7	2.8	3.5	(70)

(1) For U.S. high-grade and high-yield, market ADV is as measured by the Financial Industry Regulatory Authority ("FINRA") Trade Reporting and Compliance Engine ("TRACE").
(2) For municipal bonds, 2023 and 2022 market ADV is estimated by excluding estimates for new issuance, commercial paper and variable-rate trading activity from the data reported by the Municipal Securities Rulemaking Board (the "MSRB").
(3) For U.S. government bonds, market ADV is as reported by the Federal Reserve Bank's Reported Primary Dealer U.S. Treasury Bond Trading Volumes, which was reported on a one-week lag.

Finally, we believe that the current level of electronic trading in our largest product areas is relatively low, creating a long runway for future market share growth. For example, we estimate that the level of electronic trading as a percentage of all means of trading (referred to as "electronic market share") for U.S. high-grade bonds and U.S. high-yield bonds is approximately 45.0% and 30.0%, respectively. As a comparison, based on third party estimates, the level of electronic market share for U.S. exchange traded cash equities, U.S. equity options and foreign exchange spots are each over 90.0%.

Our End-to-End Trading Solutions

A key principle of our strategy is connecting the most robust network of participants through our end-to-end trading solutions. The diverse trading protocols available on our platforms are complemented by pre-trade intelligent data products and a range of post-trade services. In 2023, 88.1% of our revenues were derived from commissions for transactions executed on our platforms, 6.2% of our revenues were derived from our data products and 5.3% of our revenues were derived from our post-trade services.

Trade Execution Solutions

Through our platforms, our broker-dealer and institutional investor clients have access to a wide range of trading protocols to assist them with achieving best execution. In addition, we are innovating and modernizing our platforms by integrating a suite of automated and algorithmic trading solutions, as well as order and execution workflow solutions, to help clients manage risks, establish guardrails, streamline processes, remain compliant and improve execution quality.

In 2023, we introduced X-Pro to select clients in the United States. We believe that this new platform more seamlessly combines our trading protocols with our proprietary data and pre-trade analytics discussed under "— Integrated and Actionable Data" below. We further believe that it provides enhanced low- and high-touch trading workflows, from automation with Auto-X to portfolio trading. We plan to continue to expand the use of X-Pro by our broker-dealer and institutional investor clients.

Disclosed Request for Quote

Our traditional disclosed RFQ protocol allows our institutional investor clients to simultaneously request competing, executable bids or offers from our dealer clients and execute trades with the dealer of their choice from among those that choose to respond. We are not a counterparty to any of the disclosed RFQ trades that are executed on our platforms between institutional investor clients and dealer clients; rather, our platforms enable them to meet, agree on a price and then execute and settle the transaction directly with each other. The disclosed RFQ protocol is available for transactions in all our product areas and can be used for:

- multiple-dealer inquiries to over 140 dealers;
- list trading, which is the ability to request bids and offers on up to 60 bonds at the same time;
- portfolio trading, which allows our market participants to transact bond basket trades of up to 2,100 securities in an all-or-none trading protocol with one aggregate price for the portfolio transaction; and
- swap trading, which is the ability to request an offer to purchase one bond and a bid to sell another bond.

In 2023, over 60.0% of all credit volume on the MarketAxess platform was executed via a form of our disclosed RFQ protocol.

Open Trading

We offer Open Trading, our all-to-all trading solution, for most of our products and trading protocols. Open Trading complements our disclosed RFQ protocol by increasing the number of potential counterparties through allowing all participants to interact anonymously in an all-to-all trading environment of over 1,700 potential counterparties. We believe the increased liquidity drives meaningful price improvement to our clients and helps reduce liquidity risk in the fixed-income markets in which we participate. Open Trading participants are able to maintain their anonymity from trade initiation all the way through to settlement. Unlike our disclosed RFQ protocol, in connection with our Open Trading protocols, we execute bond transactions between and among institutional investor and broker-dealer clients on a matched principal basis by serving as counterparty to both the buyer and the seller in matching back-to-back trades.

We currently offer Open Trading protocols in U.S. high-grade bonds, U.S. high-yield bonds, Eurobonds, certain emerging market debt, municipal bonds, U.S. government bonds, agency bonds and other government bonds. Following the introduction of Open Trading on our platforms in 2013, we have continued to build upon the technology to develop more features and services. We now offer several Open Trading protocols, including:

- Open Trading RFQ, which provides our Open Trading participants with the ability to display requests for bids and offers anonymously to the entire MarketAxess trading community, thereby creating broad visibility of their inquiry among market participants and increasing the likelihood that the request will result in a completed trade. The Open Trading RFQ protocol is typically used simultaneously with a disclosed RFQ, providing the requestor with an increased likelihood of achieving best execution by seeking pricing from a participant's known dealer trading relationships and the Open Trading marketplace at the same time;
- Dealer RFQ, which allows dealers to initiate RFQs to all other dealers or to the entire Open Trading network, is used by our dealer clients to manage risk, source liquidity, and facilitate transactions on behalf of their clients;
- Mid-X sessions, a sessions-based mid-point matching tool that allows broker-dealers to trade against the mid-point price established by CP+ at a given time instead of bilaterally negotiating a price, which we believe removes some of the pricing challenges inherent in other trading protocols;
- Live Markets, an order book functionality that allows participants to post one or two-way, live, executable quotes for the most active corporate bonds and U.S. government bonds, including newly issued debt, benchmark issues and news-driven securities;
- Public Axes™, which is an order book-style price discovery process that gives participants the ability to view and execute trades upon anonymous or disclosed indications of interest from the inventory posted on our platforms; and
- Diversity Dealer Initiative, which leverages the liquidity-enhancing features of Open Trading, but also allows institutional investor clients to select minority-, women- and veteran-owned broker-dealers to intermediate the resulting Open Trading transaction.

In 2023, approximately 35.2% of all eligible credit volume on the MarketAxess platform was executed via Open Trading protocols.

Automated and Algorithmic Trading Solutions

We believe that our automated and algorithmic trading solutions, which allow clients to set eligibility criteria for their orders that our platforms will use to determine whether to execute a trade in accordance with the pre-defined parameters, increase trading efficiency and allow traders to focus on higher-value trades. We expect that bond trading velocity will grow in the years ahead due to the increased adoption of trading automation by both broker-dealer and institutional investor participants.

Some of our fixed-income automation tools include:

- Auto-X RFQ, which allows clients to automatically execute a request-for-quote using simple variables such as trade size, price and number of respondents. In 2023, Auto-X RFQ represented 23.1% of total trade count and 9.7% of our credit trading volume. 41.0% of Auto-X RFQ trades in 2023 were "no touch," meaning such trades were initiated automatically by clients using pre-specified instructions, up from 33.0% in 2022;

- Auto-X Responder, which allows clients to automatically respond to requests using either a specified response level or a mid-point price generated by one of our data products;

- Adaptive Auto-X, which provides our clients with a suite of AI-driven algorithms that integrate many of our key trading protocols to help the trader decide the size of their order, which MarketAxess protocol to use, which counterparty to trade with and what time of day to trade; and

- U.S. Treasury Hedging, which automatically provides a U.S. Treasury hedge for trades in credit products available on our platforms.

In addition, we support a large and growing base of dealer market making algorithms. Dealer market making algorithms enhance the liquidity available on our platforms by increasing the number of competitive responses to each RFQ, thereby increasing a participant's likelihood of completing a trade at the best price. In 2023, there were 32.5 million dealer algorithmic responses on our platforms, up 37.0% from 2022. In addition, dealers are increasingly using algorithmic responses to execute larger trades. In 2023, 69.2% of client-to-dealer inquiries for a trade of greater than $5.0 million notional value in U.S. high grade bonds received one or more algorithmic responses, up from 57.0% in 2022. In 2023, there were 204 client firms using our automated and algorithmic trading solutions, up 25.9% from 2022.

In 2023, we acquired Pragma, expanding our automated and algorithmic trading solutions offerings to include equities and foreign exchange for institutional clients, banks and broker-dealers, and securities exchanges. The Pragma360 platform provides a customized software-as-a-service algorithmic trading solution with hosted and dedicated trading environments for clients, which is integrated with Panorama, Pragma's advanced, web-based algorithm management system. Pragma also provides Polaris, a customizable trading platform available to floor brokers of the New York Stock Exchange and their clients.

Order and Execution Workflow Solutions

We provide order and execution workflow solutions designed to meet the specific needs of our institutional investor and broker-dealer clients. For example, LiquidityBridge®, is our execution management system offered to dealers that allows users to manage and facilitate the complex liquidity flows across multiple trading platforms, including the MarketAxess system. LiquidityBridge brings together real-time comparison and execution of bond prices across multiple sectors, allowing users to rapidly react to trading opportunities. In addition, Axess IQ™ is our order and execution workflow solution designed to meet the needs of the wealth management and private banking community by improving liquidity discovery, execution efficiency and alpha generation for firms with large numbers of individual client orders.

Integrated and Actionable Data

Timely and accurate data is particularly important in the fixed-income markets where real-time data has traditionally been scarce and transparency has been limited. We offer the following data products and index solutions:

Data Products

Traders are increasingly using data and machine-learning for pre-trade analytics, automated execution, transaction cost analysis and post-trade solutions. Our data strategy is centered on using our data offerings to support trading activity through our diverse trading protocols and growing our revenues from our commercial data offerings. We believe that our electronic trading platforms allow institutional investors to compile, sort and use information to discover investment opportunities that might have been difficult or impossible to identify using a manual information-gathering process or other electronic services. Our data products are based on the trading activity, completed transactions and trade reporting services that occur on or through our platforms, as well as public sources such as TRACE.

Our data products include:

- CP+, a pricing algorithm that generates near real-time pricing for U.S. high grade, U.S. high yield, Eurobonds, emerging markets and European government bonds based on a variety of data inputs, including feeds from our trading platforms, our post-trade services and TRACE. CP+ is used by clients as a pre-trade reference price to enhance trading outcomes and transaction cost analysis. CP+ can be combined with our auto-execution service, providing clients with an alert if a response is "off market."

- Axess All, the first intra-day trade tape for the European fixed-income market, is sourced from the thousands of daily bond transactions processed by our post-trade services business and includes aggregated volume and pricing for the most actively traded European fixed-income instruments.

- Axess All Prints®, which is an enhanced, real-time transacted price service for the most actively traded European fixed-income instruments.

- BondTicker®, which provides real-time TRACE data enhanced with MarketAxess trade data and analytical tools in order to provide professional market participants with a comprehensive set of corporate bond price information with associated analytical tools that are not otherwise available.

- Relative Liquidity Score, a product that provides a defined measurement of the current liquidity for individual bonds and highlights the relative potential ease that a trader can expect when transacting in such instruments.

Index Solutions

To meet the increasing need for passive fixed-income investment strategies, we have also introduced liquid indices powered by real-time data. In 2022, we introduced the MarketAxess U.S. Investment Grade Corporate Bond 400 Index (the "MKTX 400 Index"), which is an index constructed to measure the performance of 400 U.S. dollar denominated investment grade corporate bonds with higher-than-average liquidity relative to the broader U.S. corporate bond market. The index utilizes Relative Liquidity Scores and CP+ in the construction and evaluation processes. State Street Global Advisors has launched an exchange traded fund that seeks to track the MKTX 400 Index. In addition, in 2022, we also announced a strategic collaboration with MSCI Inc. to create co-branded fixed-income indices incorporating our liquidity data. The first of such indices, the MSCI MarketAxess USD HY Tradable Corporate Bond Index, which uses Relative Liquidity Scores to identify and select the liquid fixed-income securities, launched in November 2022.

Post-Trade Services

We provide post-trade matching and regulatory reporting services for European investment firms and market and reference data across a range of fixed-income products. In response to the requirements of the Markets in Financial Instruments Directive ("MiFID II") in Europe, we have developed a comprehensive suite of value-add solutions, including SensAI, pre-trade transparency services, systematic internaliser ("SI") determination and monitoring, best execution reporting, commodity position reporting, data quality analysis and peer benchmarking.

In the E.U. and U.K., all firms regulated as "investment firms" under MiFID II are required to submit complete and accurate details of qualifying transactions to their national regulator no later than the close of the working day following the date of the transaction. This process is known as transaction reporting. Firms may either report directly to their regulator or use an entity that is licensed as an Approved Reporting Mechanism ("ARM"), such as our subsidiaries in the U.K. and the Netherlands, to validate and submit such reports to their regulator. Our multi-asset class ARM reporting solution allows our clients to report to 23 different European regulators. We have also collaborated with Equilend on a full front-to-back Securities Financing Transactions Regulation ("SFTR") solution to support mutual clients with their SFTR reporting requirements.

Under the Markets in Financial Instruments Regulation ("MiFIR"), all regulated investment firms in the U.K. and the E.U. are required to comply with pre- and post-trade transparency requirements pursuant to which quotes and trades must be made public subject to a system of waivers and deferrals. Firms are required to utilize an Approved Publication Arrangement ("APA"), such as our APAs in the U.K. and the Netherlands, to comply with the post-trade transparency requirement and many firms utilize a third-party provider to satisfy the pre-trade transparency requirement. The MarketAxess transparency and APA trade reporting solutions are available through our Insight™ platform, offering our clients a pre- and post-trade transparency solution, including APA trade reporting, quote publication, SI determination and instrument liquidity classification.

Post-trade matching enables counterparties to match the economic trade details of a trade and settlement information shortly after execution, reducing the risk of trade errors and fails during settlement. We provide a near real-time post-trade matching and exception management tool which covers a broad range of securities, including fixed-income and equities. By confirming all economic details within minutes of trade execution, we help our clients to mitigate their operational risk, improve STP and efficiency and address the complexities of MiFID II and the Central Securities Depositories Regulation.

MarketAxess has over 1,000 post-trade reporting, post-trade matching and transparency clients, including investment firms, venues and aggregators.

Our Clients

Over 2,000 institutional investor and broker-dealer firms are active users of our platforms. Since our founding, we have developed trusted relationships with many of our clients and have invested in maintaining strong relationships with our largest clients. Although institutional investors, specialist market making firms, proprietary trading firms and other non-traditional liquidity providers have increasingly provided liquidity on our platforms through Open Trading, we believe traditional broker-dealers still represent the principal source of secondary market liquidity in the markets in which we operate. Certain of our clients may account for a significant portion of our trading volume. Market knowledge and feedback from these clients have also been important factors in the development of many of our offerings and solutions. Our institutional investor and broker-dealer clients are increasingly trading multiple products on our platforms and using multiple trading protocols in order to execute upon their trading strategies.

Our Technology

Proprietary Technology

Our electronic trading platforms are based on a secure and scalable architecture that makes broad use of distributed computing to achieve speed and reliability. Our technology provides clients with end-to-end and customizable connectivity to fixed-income markets.

We support the achievement of best execution through our many trading protocols, including technologies such as our recently launched new platform, X-Pro, and our all-to-all Open Trading protocols. In designing X-Pro, we enhanced the trading experience by providing traders with a flexible user experience, intuitive workflows and easy access to our proprietary data and pre-trade analytics. Open Trading increases the number of potential trading counterparties by allowing participants to interact anonymously in an all-to-all trading environment of over 1,700 potential counterparties. We believe this technology enhances our institutional investor clients' ability to obtain a competitive price by allowing all Open Trading participants to interact with each other and increases the likelihood of receiving a competitive price response. We estimate that Open Trading generated approximately $701.9 million of price improvement for our clients in 2023.

In addition, our clients have access to automated and algorithmic trading technologies, such as Auto-X RFQ, Auto-X Responder and Adaptive Auto-X, which allow clients to set eligibility criteria for their orders that will determine whether a trade is executed on our platforms in accordance with their pre-defined parameters. These automated and algorithmic trading protocols are designed to help increase trading efficiency, freeing traders to focus on more complex or higher-value trades.

In addition to services directly related to the execution of trades, MarketAxess offers clients several other pre- and post-trade services. In the pre-trade period, our platforms assist our participants by providing them with value-added services, such as real-time and historical trade price information, liquidity and turnover analytics, bond reference data and trade order matching alerts. Following the execution of a trade, our platforms enable our participants to realize the full benefits of electronic trading and demonstrate best execution, including customization, real-time trade details, STP, account allocations, automated audit trails, regulatory trade reporting, trade detail matching and transaction cost analysis.

Technology Team

The design and quality of our technology products is supported by a team of approximately 380 full-time technology professionals led by managers with deep market knowledge and fixed-income expertise. This combination of market knowledge and industry expertise allows us to address client demand and to focus on solutions that can be scaled across client sectors, fixed-income asset classes and trading protocols. Our technology is critical to our growth and our ability to execute our business strategy.

Our technology team is focused on:

- *Continuing to evolve our technology platform*. We believe that it is imperative that we continue to invest in and evolve our technology in order to continue innovating and delivering new features and protocols to our clients, such as the launch of X-Pro in 2023. For example, we increasingly utilize cloud technology to capitalize on innovative tooling, cost savings and improvements to development velocity.

- *Investing in resiliency, scale and risk management*. We recognize the value of investing in our capacity and risk management capabilities. The MarketAxess platforms are built on industry-standard technologies and have been designed to handle loads that exceed our current trading volume. In addition, all critical server-side components, including networks, application servers and databases, have backup solutions. This maximizes uptime and minimizes the potential for loss of transaction data in the event of an internal failure. We also seek to minimize the impact of external failures by automatically recovering connections in the event of a communications failure. Most of our broker-dealer clients and a significant number of our institutional investor clients have redundant dedicated high-speed communication paths to our network to provide fast data transfer. Our security measures include industry-standard communications encryption.

- *Continuing product delivery and improvement of features*. Our technology team is focused on our agile product development cycle and continued innovation of our platforms with new features. During the year ended December 31, 2023, we delivered approximately 1,000 unique new business and technical features to our clients.

See Part I, Item 1C – "Cybersecurity" for more information about our cybersecurity program as well as Part I, Item 1A. – "Risk Factors — Technology, IT Systems and Cybersecurity Risks."

Environmental, Social and Governance

We are focused on growing our business by delivering sustainable long-term value for our customers, employees, stockholders, and the communities where we live and work. At MarketAxess, our environmental, social and governance ("ESG") strategy encompasses both corporate and commercial objectives.

Corporate ESG Objectives

As part of our vision to maximize stakeholder value, we strive to incorporate ESG principles into our business strategies and organizational culture. Our 2022 ESG Report, which can be found on our corporate website (available at https://www.marketaxess.com/sustainability), included the Company's first reporting against the Task Force on Climate-Related Disclosure (TCFD) framework in order to give our stakeholders additional insight into our climate change practices and policies. The ESG Report also includes the results of the Company's comprehensive non-financial ESG materiality and prioritization assessment, which identified eighteen key ESG topics and six priority topics critical for MarketAxess to manage and drive long-term business performance and societal impact. Finally, the Company responded to the Climate Disclosure Project's Climate Change Questionnaire in July 2023. Please also refer to "— Human Capital Resources" for additional information on our human capital management strategies.

Our ESG Reports and CDP questionnaire responses are not, and shall not be deemed to be, a part of this Form 10-K or incorporated into any of our other filings made with the U.S. Securities and Exchange Commission (the "SEC").

Commercial ESG Objectives

In order to help our institutional investor and broker-dealer clients meet their ESG goals and strategies, we have begun to develop ESG-integrated product offerings. For example, through our "Trading for Trees" program, five trees are planted by One Tree Planted, our partner charitable organization, for every $1.0 million of green bond trades executed on our platforms. In 2023, $74.2 billion in green bond trading volume was executed globally on our platforms, an increase of 17.2% from 2022.

In addition, our Diversity Dealer Initiative enables buy side firms to trade more easily with certain minority-, women- and veteran-owned broker-dealers, while still achieving best execution. The Diversity Dealer Initiative leverages our anonymous all-to-all Open Trading marketplace and provides enhanced trading connections by giving institutional investor clients the option to select a diversity dealer to intermediate an Open Trading transaction.

The Company began purchasing renewable energy-related transferable tax credits under the Inflation Reduction Act (the "IRA") in 2023. The transferability market created by the IRA allows producers of renewable energy or related manufacturing components to sell the tax credits generated by their activities to corporate purchasers. Through the purchase of these credits, the Company has reduced its federal tax liability while supporting innovative companies as they continue to drive the United States' transition to renewable energy.

Sales and Marketing

We sell and promote our offerings and solutions using a variety of sales and marketing strategies. Our sales organization follows a team-based approach to covering clients, deploying our product and regional expertise as best dictated by evolving market conditions. Our sales force, which works closely with our product management and technology teams, is responsible for new client acquisition and the management of ongoing client relationships to increase clients' awareness, knowledge and usage of our solutions and products. Our sales team is also responsible for training and supporting new and existing clients on their use of our trade execution services, integrated and actionable data offerings and post-trade solutions, including how to optimize their trading performance and efficiency through our various trading protocols.

Given the breadth of our global client network, trading volume activity and engagement with regulators, we regularly educate market participants on market trends, the impact of regulatory changes and technology advancements. Our senior executives often provide insight and thought leadership to the industry through conversations with the media, appearances at important industry events, roundtables and forums, submitting authored opinion pieces to media outlets and conducting topical webinars for our clients. We believe this provides a valued service for our constituents and enhances our brand awareness and stature within the financial community. Additionally, we employ various marketing strategies to strengthen our brand position and explain our offerings, including through our public website, advertising, digital and social media, earned media, direct marketing, promotional mailings, industry conferences and hosted events.

Seasonality

Our revenue can be impacted by seasonal effects caused by increased levels of new bond issuance, which often occurs in the first quarter of a year, or slow-downs in trading activity, particularly during the customary holiday periods in August and December.

Competition

The global fixed-income securities industry generally, and the electronic financial services markets in which we engage in particular, are highly competitive, and we expect competition to intensify in the future. We compete with a broad range of market participants globally. Some of these market participants compete with us in a particular market, while select others compete against substantially all of our platforms and solutions.

We primarily compete on the basis of our client network, the liquidity provided by our broker-dealer clients, the unique liquidity and the potential for price improvement offered by our Open Trading protocols, the total transaction costs associated with our services, the breadth of products, protocols and services offered, as well as the quality, reliability, security and ease of use of our platforms. We believe our competitive position is enhanced by the familiarity and integration of our clients' systems with our electronic trading platforms and other systems.

Our trading platforms face the following main areas of competition:

- *Bilateral Trading* — We compete with bond trading business conducted over the telephone or electronic messaging directly between broker-dealers and their institutional investor clients. Institutional investors have historically purchased fixed-income securities by telephoning or otherwise communicating via instant messaging with bond sales professionals at one or more broker-dealers and inquiring about the price and availability of individual bonds. This remains the manner in which the majority of corporate bond volumes are still traded between institutional investors and broker-dealers.

- *Other multi-party electronic trading platforms* — There are numerous other electronic trading platforms currently in existence, including several that have only commenced operations in the last few years. We compete with Tradeweb (indirectly controlled by the London Stock Exchange), Bloomberg, Intercontinental Exchange, Trumid and others in the credit and municipal markets; and Tradeweb, Bloomberg, CME Group (BrokerTec), BGC Partners (Fenics UST) and others in the rates markets. In addition, some broker-dealers and institutional investors operate, or have invested in, proprietary electronic trading systems or information networks that enable institutional investors to trade directly with a broker-dealer, and/or with other institutional investors over an electronic medium. As we expand our business into new products, we will likely come into more direct competition with other electronic trading platforms or firms offering traditional services.

- *EMS and OMS Providers* – There are various providers of execution management services ("EMS") and order management services ("OMS") that have announced plans to offer aggregation of trading venue liquidity, as well as direct-to-dealer fully electronic trading solutions.

- *Securities and Futures Exchanges* — In recent years, exchanges have pursued acquisitions that have put them in competition with us. For example, the London Stock Exchange Group acquired a significant stake in Tradeweb and Intercontinental Exchange acquired BondPoint and TMC Bonds, retail-focused platforms, and IDC, a provider of fixed-income data, in an effort to expand its portfolio of fixed-income products and services. CME Group also operates platforms that compete with us. Exchanges also have data and analytics businesses, which increasingly put their offerings in direct competition with us.

Our data business competes with several large market data and information providers, such as Bloomberg, the London Stock Exchange (Refinitiv), Intercontinental Exchange and S&P Global, which currently have a data and analytics relationship with virtually every institutional firm. These entities are currently direct competitors to our information services business and already are or may in the future become direct competitors to our electronic trading platforms.

Our post-trade business competes with other approved regulatory mechanisms in Europe that have ARM and APA designations, such as the London Stock Exchange's UnaVista and Tradeweb, to provide post-trade matching and regulatory transaction reporting and transparency services to European clients.

Our automated and algorithmic trading solutions business competes with other providers of commercial algorithms.

We face intense competition, and we expect competition to continue to intensify in the future. See Part I, Item 1A. – "Risk Factors — Risks Related to Operating in the Electronic Fixed-Income Trading Markets — We face substantial competition that could reduce our market share and harm our financial performance."

Intellectual Property

We rely upon a combination of copyright, patent, trade secret and trademark laws, written agreements and common law to protect our proprietary technology, processes and other intellectual property. Our software code, elements of our electronic trading platforms, website and other proprietary materials are protected by copyright laws. We have been issued several patents covering significant trading protocols and other aspects of our trading system technology.

The written agreements upon which we rely to protect our proprietary technology, processes and intellectual property include agreements designed to protect our trade secrets. Examples of these written agreements include third party nondisclosure agreements, employee nondisclosure and inventions assignment agreements, and agreements with customers, contractors and strategic partners. Other written agreements upon which we rely to protect our proprietary technology, processes and intellectual property take many forms and contain provisions related to patent, copyright, trademark and trade secret rights.

We have registered the MarketAxess® name and logo for trademark in the U.S., Europe and in other parts of the world. We also have a number of other registered or pending trademarks and service marks globally, including Open Trading®, BondTicker®, CP+™, Axess All® and Now You're In The Market® among others. In addition, we own, or have filed applications for, the rights to trade names, copyrights, domain names and service marks that we use in the marketing of products and services to clients.

In addition to our efforts to register our intellectual property, we believe that factors such as the technological and creative skills of our personnel, new product and service developments, frequent enhancements and reliability with respect to our services are essential to establishing and maintaining a technology and market leadership position.

Government Regulation

The securities industry and financial markets in the U.S. and elsewhere are subject to extensive regulation. In these jurisdictions, government regulators and self-regulatory organizations oversee the conduct of our business, and have broad powers to promulgate and interpret laws, rules and regulations that may serve to restrict or limit our business. As a matter of public policy, these regulators are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of investors participating in those markets. Our active broker-dealer and regulated venue subsidiaries fall within the scope of their regulations. Rulemaking by regulators, including resulting market structure changes, has had an impact on our business by directly affecting our method of operation and, at times, our profitability.

As registered broker-dealers, trading venues and other types of regulated entities as described below, certain of our subsidiaries are subject to laws, rules and regulations (including the rules of self-regulatory organizations) that cover all aspects of their business, including manner of operation, system integrity, anti-money laundering and financial crimes, handling of material non-public information, safeguarding data, capital requirements, reporting, record retention, market access, licensing of employees and the conduct of officers, employees and other associated persons.

From time to time, regulations impose increased obligations on our regulated subsidiaries, including our broker-dealer subsidiaries. These increased obligations require the implementation and maintenance of internal practices, procedures and controls, which have increased our costs. Many of our regulators, as well as other governmental authorities, are empowered to bring enforcement actions and to conduct administrative proceedings, examinations, inspections and investigations, which may result in increased compliance costs, penalties, fines, enhanced oversight, increased financial and capital requirements, additional restrictions or limitations, censure, suspension or disqualification of the entity and/or its officers, employees or other associated persons, or other sanctions, such as disgorgement, restitution or the revocation or limitation of regulatory approvals. Whether or not resulting in adverse findings, regulatory proceedings, examinations, inspections and investigations can require substantial expenditures of time and money and can have an adverse impact on a firm's reputation, client relationships and profitability. From time to time, we and our associated persons have been and are subject to routine reviews, none of which to date have had a material adverse effect on our businesses, financial condition, results of operations or prospects. As a result of such reviews, and any future actions or reviews, we may be required to, among other things, amend certain internal structures and frameworks such as our operating procedures, systems and controls.

The regulatory environment in which we operate is subject to constant change. We are unable to predict how certain new laws and proposed rules and regulations will be implemented or in what form, or whether any changes to existing laws, rules and regulations, including the interpretation, implementation or enforcement thereof or a relaxation or amendment thereof, will occur in the future. We believe that uncertainty and potential delays around the final form of certain new rules and regulations may negatively impact our clients and trading volumes in certain markets in which we transact, although a relaxation of or the amendment of existing rules and requirements could potentially have a positive impact in certain markets. For example, regulators are speaking more regularly about the benefits of all-to-all trading to promote market resiliency in fixed-income products. While we generally believe the net impact of the laws, rules and regulations may be positive for our business, it is possible that unintended consequences may materially adversely affect us in ways yet to be determined. See Part I, Item 1A. – "Risk Factors – Regulatory and Legal Risks - Our business and the trading businesses of many of our clients are subject to increasingly extensive government and other regulation, which may affect our trading volumes and increase our cost of doing business."

U.S. Regulation

In the U.S., the SEC is the federal governmental agency primarily responsible for the administration of the federal securities laws, including adopting and enforcing rules and regulations applicable to broker-dealers. One of our U.S. broker-dealer subsidiaries operates an alternative trading system ("ATS") subject to the SEC's Regulation ATS, which includes certain specific requirements and compliance responsibilities in addition to those faced by broker-dealers generally, and an exempt ATS for U.S. government bonds. Broker-dealers are also subject to regulation by state securities administrators in those states in which they conduct business or have registered to do business. We are also subject to the various anti-fraud provisions of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Commodity Exchange Act, certain state securities laws and the rules and regulations promulgated thereunder. We also may be subject to vicarious and controlling person liability for the activities of our subsidiaries and our officers, employees and affiliated persons.

Much of the regulation of broker-dealers' operations in the United States has been delegated to self-regulatory organizations. These self-regulatory organizations adopt rules (which are generally subject to approval by the SEC) that govern the operations of broker-dealers and conduct periodic inspections and examinations of their operations. In the case of our U.S. broker-dealer subsidiaries, the principal self-regulatory organization is FINRA. Our U.S. broker-dealer subsidiaries are subject to both scheduled and unscheduled examinations by the SEC and FINRA. In addition, our municipal securities-related activities are subject to the rules of the MSRB.

The SEC recently conducted a review of the regulatory framework for fixed-income electronic trading platforms for the purpose of evaluating the potential regulatory gaps that may exist among such platforms, including ours, with respect to access to markets, system integrity, surveillance, and transparency, among other things. In January 2022, as a result of this review, the SEC proposed rules that will expand Regulation ATS and Regulation SCI to ATS that trade government securities and amend the SEC rule regarding the definition of an "exchange" to include Communication Protocol Systems, such as our RFQ protocols. Based on these proposed rules, we expect that we will have to operate all of our trading protocols in compliance with Regulation ATS and we could become subject to Regulation SCI for certain parts of our business in the future. It is unknown at this time to what extent new legislation will be passed into law or whether pending or new regulatory proposals will be adopted or modified, or what effect such passage, adoption or modification will have, whether positive or negative, on our industry, our clients or us.

The SEC has also adopted final rule amendments that, effective May 2024, will shorten the standard settlement cycle for most broker-dealer securities transactions from two business days after the trade date (T+2) to one business day after the trade date (T+1). The shortening of the settlement cycle will lead to a reduction in the length of exposure to trading counterparties and lower margin requirements for our clearing operations, but it is also expected to increase the operational costs and complexities associated with cross border transactions conducted on our platforms.

The SEC also adopted final rules on December 13, 2023 regarding the central clearing of certain secondary market transactions involving U.S. Treasury securities. This central clearing mandate will impact certain of our participants who do not centrally clear such trades today, and some have expressed concerns about the potential impact of additional clearing costs. The full impact of this change, and what effect it will have, whether positive or negative, on our industry, our clients or us is unknown at this time.

Non-U.S. Regulation

Outside of the United States, we are currently directly regulated by: the Financial Conduct Authority (the "FCA") in the U.K., De Nederlandsche Bank ("DNB") and the Netherlands Authority for the Financial Markets ("AFM") in the Netherlands, the European Securities and Markets Authority ("ESMA") in the E.U., the Monetary Authority of Singapore (the "MAS") in Singapore, the Investment Industry Regulatory Organization of Canada (the "IIROC") and provincial regulators in Canada, and the Securities and Exchange Commission and Central Bank in Brazil. We also hold cross-border licenses or permissions to operate in other jurisdictions with other regulatory bodies, including the Swiss Financial Market Supervisory Authority ("FINMA"), the Securities & Futures Commission of Hong Kong, the Australian Securities and Investment Commission in Australia ("ASIC"), the Danish Financial Supervisory Authority, the German Federal Financial Supervisory Authority ("BaFin"), the Commission de Surveillance du Secteur Financier of Luxembourg, the Italian Commissione Nazionale per le Società e la Borsa ("Consob"), the Norwegian Financial Supervisory Authority, the Finnish Financial Supervisory Authority, the China Foreign Exchange Trade System ("CFETS"), a direct subsidiary of the People's Bank of China (PBC) and China's Bond Connect Company Limited.

The FCA's strategic objective is to ensure that the relevant markets function properly and its operational objectives are to protect consumers, to protect and enhance the integrity of the U.K. financial system and to promote effective competition in the interests of consumers. It has investigative and enforcement powers derived from the Financial Services and Markets Act ("FSMA") and subsequent legislation and regulations. Subject to the FSMA, individuals or companies that seek to acquire or increase their control in a firm that the FCA regulates are required to obtain prior approval from the FCA.

In 2023, amendments to the FSMA repealed the financial services framework inherited from the E.U. The amended FSMA provides the FCA increased regulatory authority, including the power to reform the E.U. rules and the ability to devise a new financial services regime, and establishes a new secondary objective to promote "economic growth and international competitiveness" for the U.K. The U.K. is also reviewing and amending its MiFID II and MiFIR regime, including the U.K. CTP framework for bonds and the transparency regime for bonds and derivatives.

The securities industry and financial markets in the 27 member states of the E.U. are regulated by the National Competent Authorities in each member state, or with respect to Data Reporting Services Providers ("DRSPs"), such as our E.U. post-trade business, by ESMA itself. E.U. regulations provide for a cross-border "passporting regime", which allows us to provide our regulated services to customers throughout the E.U. in reliance upon our authorization from any E.U. member state or ESMA. As a result of the U.K.'s departure from the E.U. in 2020 (commonly referred to as "Brexit"), we obtained AFM authorizations for our subsidiaries in the Netherlands and we now provide regulated services to our clients within the E.U. in reliance on the cross-border services passport held by our Dutch subsidiaries. We have also established regulatory branches in Italy and Germany, which allows the Company to have a physical presence in those jurisdictions.

The legal framework in the Netherlands for financial undertakings is predominantly included in the Dutch Financial Supervision Act ("FSA"). The AFM, like DNB, is an autonomous administrative authority with independent responsibility for fulfilling its supervisory function. Pursuant to the FSA, the AFM authorizes investment firms. The AFM is legally responsible for business supervision. DNB is responsible for prudential supervision. The purpose of prudential supervision is to ensure the solidity of financial undertakings and to contribute to the stability of the financial sector. Holders of a qualifying holding (in short, shareholdings or voting rights of 10% or more) must apply to the DNB for a declaration of no objection and satisfy the applicable requirements of the FSA.

Following a recent review of the effectiveness of the changes introduced pursuant to MiFID II and MiFIR in 2018, the European Parliament, the European Council and the European Commission adopted a package of revisions to MiFID II and MiFIR in January 2024 (the "MiFIR Review"). The MiFIR Review will become effective in stages, beginning in 2024. The MiFIR Review includes; (i) changes in the SI and publication arrangements for investment firms, (ii) removal of certain best execution reporting requirements, (iii) removal of non-equity pre-trade transparency for RFQ protocols and SIs, (iv) introduction of data quality technical standards, (v) introduction of organizational requirements for APAs and ARMs, and (vi) significant changes to the proposed E.U. consolidated tape for all transactions executed on E.U. trading platforms, such as our MTFs. ESMA is currently required to select a single consolidated tape provider (the "CTP") for bonds under its authorization and all trading venues will be obliged to share their trading data with the CTP. We currently expect the selection process for the E.U. CTP for bonds to commence in the fourth quarter of 2024, with operation no sooner than the fourth quarter of 2025.

Although MiFID II and MiFIR were intended to help improve the functioning of the E.U. single market by achieving a greater consistency of regulatory standards, Brexit has introduced additional operational complexity as the regulatory standards are diverging between the U.K. and the E.U. In general, MiFID II and MiFIR continue to cause us to expend significantly more compliance, business and technology resources, to incur additional operational costs and has created additional regulatory exposure for our trading and post-trade businesses. While we generally believe the net impact of the rules and regulations, and the ongoing changes has been positive for our businesses, unintended consequences of the rules and regulations (and ongoing amendments thereto) may adversely affect us in ways yet to be determined. In particular, the divergence of the U.K. from the E.U. following Brexit in relation to the future development of MIFID II and MiFIR and other rules and regulations within the financial markets (such as the Central Securities Depository Regulation or E.U.'s Digital Operational Resilience Act ("DORA")) may further increase the complexity, operational costs and compliance requirements of our business in the U.K. and E.U. See Part I, Item 1A. — "Risk Factors — Regulatory and Legal Risks - The growing divergence of the U.K. and European Union legal and regulatory requirements following Brexit could materially adversely impact our business, clients, financial condition, results of operations and prospects."

DORA, which focuses on the security of network and information systems of financial services entities, as well as third parties which provide certain information communication technologies services ("ICTs") to them, is expected to become applicable to portions of our business in January 2025. DORA will, among other things, introduce significant additional ICT-related governance, risk management, resilience testing and sub-contracting requirements. In addition, we are subject to ESMA's guidelines on outsourcing to cloud service providers, which impose additional risk management, contractual and notification requirements related to material cloud service providers.

Capital Requirements

Certain of our subsidiaries are subject to jurisdictional specific regulatory capital requirements, designed to maintain the general financial integrity and liquidity of a regulated entity. In general, they require that at least a minimum amount of a regulated entity's assets be kept in relatively liquid form. Failure to maintain required minimum capital may subject a regulated subsidiary to a fine, requirement to cease conducting business, suspension, revocation of registration or expulsion by the applicable regulatory authorities, and ultimately could require the relevant entity's liquidation.

In addition, as a result of its self-clearing and settlement activities, one of our U.S. broker-dealer subsidiaries is required to finance certain transactions, maintain deposits with various clearing organizations and clearing broker-dealers and maintain a special reserve bank account for the benefit of customers pursuant to Rule 15c3-3 of the Exchange Act. These requirements can fluctuate based on trading activity, market volatility or other factors which may impact our liquidity or require us to use our capital resources.

Regulatory Status of MarketAxess Entities

Our operations span jurisdictions across the Americas, Europe and Asia, and we operate through various regulated entities. The current regulatory status of many of our business entities is described below. We also provide our platforms in other countries pursuant to exemptions from registration under the laws of such countries.

Americas

MarketAxess Corporation is an SEC registered broker-dealer and a member of FINRA, the MSRB, and the Securities Investor Protection Corporation ("SIPC"). MarketAxess Corporation is registered as a clearing broker with FINRA. Pragma LLC is an SEC registered broker-dealer and a member of FINRA and the SIPC.

MarketAxess Canada Company is registered as an Alternative Trading System with the Ontario Securities Commission ("OSC"), the Autorité des Marchés Financiers ("AMF"), the British Columbia Securities Commission ("BCSC") and the Alberta Securities Commission ("ASC") and is a member of IIROC.

MarketAxess Plataforma de Negociacao Ltda. is authorized through its parent (MarketAxess Holdings Inc.) by Comissão de Valores Mobiliários ("CVM") and BACEN (Central Bank of Brazil) to provide a system in Brazil for the trading of fixed-income securities by sophisticated institutional investors.

MarketAxess Colombia Corporation is registered with the Superintendence of Finance of Colombia ("SOFC") as an Information System.

U.K. and Europe

MarketAxess Capital Limited is authorized and regulated by the FCA as a MiFID investment firm (limited license) and acts as a matched principal counterparty for Open Trading transactions.

MarketAxess Europe Limited is authorized and regulated by the FCA to operate a multilateral trading facility ("MTF"), licensed by ASIC to have an Australian Markets License, recognized by FINMA as a foreign trading venue, licensed by BaFin under the German Securities Trading Act, licensed by the Securities & Futures Commission of Hong Kong as an Automated Trading Service and licensed by the Monetary Authority of Singapore as a Recognized Market Operator. In addition, following Brexit, MarketAxess Europe Limited is recognized or licensed on a cross-border basis to provide its services in Italy and Finland and on a temporary cross-border basis in each of Luxembourg, Denmark and Norway.

MarketAxess NL B.V. is authorized and regulated by the AFM in the Netherlands as an MTF. MarketAxess NL B.V. may provide cross-border services throughout the 27 member states of the E.U. and EEA countries under the MiFID passport and is approved by FINMA to provide cross-border services into Switzerland as a foreign trading venue, and has regulatory branches in Germany and Italy.

MarketAxess Post-Trade NL B.V. is established in the Netherlands and holds a license to operate as a DRSP under the supervision of ESMA, specifically to act as an ARM and APA. MarketAxess Post-Trade NL B.V. may provide cross border services throughout the 27 member states of the E.U. and EEA countries under the MiFID passport, and has a regulatory branch in Germany.

MarketAxess Post Trade Limited is authorized and regulated by the FCA as a DRSP for ARM and APA services and as a service company.

Asia and Pacific

MarketAxess Singapore Pte. Limited is approved by the Monetary Authority of Singapore as a Recognized Market Operator. Additionally, MarketAxess Singapore Pte. Limited is approved on a cross-border basis by FINMA in Switzerland as a foreign trading venue, by Hong Kong as an ATS, by Germany as a foreign market operator, and holds an Australian Markets License from ASIC.

MarketAxess Information Consulting (Shanghai) Co., Ltd. is a wholly-owned foreign enterprise (WOFE) in China. Its business scope includes non-licensed information, data and technology related services. The MarketAxess offshore electronic trading platform is recognized by CFETS and Bond Connect Company Limited for the provision of Bond Connect and CIBM Direct RFQ connectivity services.

Human Capital Resources

As of December 31, 2023, we had 881 employees, 572 of whom were based in the U.S. and 309 of whom were based outside of the U.S., principally in the U.K. During fiscal year 2023, we increased our number of employees by 137 or 18.4% compared to an increase of 68 or 10.1%, in 2022. None of our employees is represented by a labor union. We consider our relationships with our employees to be good and have not experienced any interruptions of operations due to labor disagreements.

Diversity, Equity and Inclusion

We believe that a workforce that reflects our society as a whole better serves our clients. As such, we are committed to fostering an equitable environment that attracts and retains a diverse workforce. We strive to make our workforce diverse, inclusive and supportive of all and the Company is committed to improving our diversity at all levels of the organization. As of December 31, 2023, (i) our global workforce was approximately 72.4% men and 27.6% women, and of our U.S. employees, our workforce was approximately 34.3% Asian, 4.4% Black or African American, 7.9% Hispanic or Latinx, 51.7% White and 1.7% identified with another race or ethnicity or did not disclose their race or ethnicity; (ii) our global management team was approximately 76.9% men and 23.1% women and was approximately 15.4% Asian and 84.6% White; and (iii) our Board of Directors (the "Board") was approximately 66.7% men and 33.3% women and was approximately 8.3% Black or African American, 8.3% Hispanic or Latinx and 83.3% White.

We use diverse hiring sources to broaden our candidate pools, including employee referrals, recruitment vendors, postings on diversity job boards, partnering with diverse professional organizations and underrepresented student organizations, and attending various recruiting events. We also focus our diversity recruiting efforts on university campuses. We have been able to further diversify our workforce through our summer intern and graduate hire programs, which represent a spectrum of schools, fields of study, interests and socio-economic backgrounds. During the spring and fall recruiting seasons, we typically host MarketAxess informational sessions, networking events, mock interviews and sponsorships focused on women and underrepresented students.

Human Capital Development

Our talent management strategy is focused on attracting, developing and retaining top talent within the Company. The market for qualified staff, especially technology professionals, continues to be competitive in our talent markets. Many companies, including our competitors and firms outside of our industry, are interested in hiring our experienced personnel. We believe that one of the ways we have successfully retained staff with lower attrition than market is through the successful implementation of our hybrid work environment.

We are committed to positioning MarketAxess for further growth through ongoing talent management, succession planning and the deepening of our leadership bench. We utilize regular critical role assessments and talent reviews to ensure that the Company has adequate talent to run the Company's business today and evolve the Company for the future. We maintain short- and long-term succession plans for the Global Management Team and certain critical roles reporting into them.

We believe that investing in development for our employees is crucial to our success and ability to attract and retain the best talent in our industry. Currently, we offer a customized management training program for new managers and an accelerated leadership program for our more seasoned leaders who we believe may assume broader or more complex roles within the Company in the future. We offer a range of live and on-demand technical, markets-related, product management, and professional skills development to all employees globally to enable employees to develop a broad spectrum of skills and continue their career growth at MarketAxess.

Employee Health & Wellbeing

We believe that the health and safety of our employees is of important to the Company. While the COVID-19 pandemic (the "Pandemic") had less of an effect on our business in 2023, we continued to consider the health and welfare of our employees as a priority. We offer competitive benefits programs to employees in all regions for healthcare-related wellness and financial wellness. In addition to comprehensive medical, dental, and vision plans, and disability programs, we offer various vehicles for saving for the future.

Company Information

MarketAxess was incorporated in Delaware in April 2000. Our internet website address is www.marketaxess.com. Through our internet website, we will make available, free of charge, the following reports as soon as reasonably practicable after electronically filing them with, or furnishing them to, the SEC: our annual report on Form 10-K; our quarterly reports on Form 10-Q; our current reports on Form 8-K; and amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act, as amended. Our Proxy Statements for our Annual Meetings are also available through our internet website. Our internet website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K. You may also obtain copies of our reports without charge by writing to:

MarketAxess Holdings Inc.
55 Hudson Yards
New York, NY 10001
Attn: Investor Relations

Our Board has standing Audit, Compensation and Talent, Nominating and Corporate Governance, Risk and Finance Committees. Each of these committees has a written charter approved by our Board and our Board has also adopted a set of Corporate Governance Guidelines. Copies of the committee charters and the Corporate Governance Guidelines are also posted on our website.

The SEC maintains an internet website that contains annual, quarterly and current reports, proxy and information statements and other information that issuers (including the Company) file electronically with the SEC. The SEC's internet website is www.sec.gov.

Item 1A. *Risk Factors.*

Risk Factors Summary

The following is a summary of the principal risks and uncertainties described in more detail in this annual report:

Risks Relating to Market and Industry Dynamics and Competition

- Global economic, political and market factors beyond our control could reduce demand for our services, and our profitability and business could suffer.
- Decreases in trading volumes in the fixed-income markets generally or on our platforms would harm our business and profitability.
- The industry in which we operate is rapidly evolving. If we are unable to adapt our business effectively to keep pace with industry changes, we may not be able to compete effectively, which could have a material adverse effect on our business, financial condition and results of operations.
- We face substantial competition that could reduce our market share and harm our financial performance.

Risks Related to our Future Levels of Business, Profitability and Growth

- Neither the sustainability of our current level of business nor any future growth can be assured. Even if we do experience growth, we may not grow profitably.
- We may enter into new fee plans, the impact of which may be difficult to evaluate; past trends in commissions are not necessarily indicative of future commissions.
- As we enter new markets, we may not be able to successfully attract clients and adapt our technology and marketing strategy for use in those markets.
- We may face increasing challenges in our growing international operations that we may not be able to meet in the future.

Risks Related to our Customer Concentration

- We are dependent on our broker-dealer clients, who are not restricted from using their own proprietary or third-party platforms to transact with our institutional investor clients.
- We could lose significant sources of revenue and trading volume if we lose any of our significant institutional investor clients.

Credit and Operational Risks

- We are exposed to risks in connection with certain transactions in which we act as a matched principal intermediary.
- Self-clearing exposes us to significant operational, liquidity, financing and regulatory risks.
- Economic sanctions levied against states or individuals could expose us to significant operational and regulatory risks.

Technology, IT Systems and Cybersecurity Risks

- Rapid market or technological changes may render our technology obsolete or decrease the attractiveness of our products and services to our broker-dealer and institutional investor clients.
- We depend on third-party suppliers for key products and services.
- Our success depends on maintaining the integrity and capacity of our electronic trading platforms, systems and infrastructure.
- Systems failures, interruptions, delays in service, catastrophic events and resulting interruptions in the availability of our trading platforms could materially harm our business and reputation.
- If we experience design defects, errors, failures or delays with our platforms, products or services, including our automated and algorithmic trading solutions and pricing algorithms, our business could suffer serious harm.
- Malicious cyber-attacks, attempted cybersecurity breaches, and other adverse events affecting our operational systems or infrastructure, or those of third parties, could disrupt our businesses, result in the disclosure of confidential information, damage our reputation and cause losses or regulatory penalties.
- Our actual or perceived failure to comply with privacy, data protection and information security laws, regulations, and obligations could harm our business.

Intellectual Property Risks

- We may not be able to protect our intellectual property rights or technology effectively, which would allow competitors to duplicate or replicate our electronic trading platforms or any of our other current or future functionalities, products or services. This could adversely affect our ability to compete.
- Defending against intellectual property infringement or other claims could be expensive and disruptive to our business. If we are found to infringe the proprietary rights of others, we could be required to redesign our technology, pay royalties or enter into license agreements with third parties.

Risks Related to Possible Transactions or Investments

- If we acquire or invest in other businesses, products or technologies, and are unable to integrate them with our business, our financial performance may be impaired or we may not realize the anticipated financial and strategic goals for any such transactions or any strategic alliances, partnerships or joint ventures, which we may enter into.

Risks Related to Key Personnel and Employees

- We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner.
- Because competition for our employees is intense, we may not be able to attract and retain the highly skilled employees we need to support our business.

Regulatory and Legal Risks

- We operate in a highly regulated industry and we may face restrictions with respect to the way we conduct certain of our operations.
- Our business and the trading businesses of many of our clients are subject to increasingly extensive government and other regulation, which may affect our trading volumes and increase our cost of doing business.
- The growing divergence of the U.K. and European Union legal and regulatory requirements following Brexit could materially adversely impact our business, clients, financial condition, results of operations and prospects.
- The extensive regulation of our business means we have ongoing exposure to potentially significant costs and penalties.
- We are subject to the risks of litigation and securities laws liability.

ESG and Climate Risks

- Our operations, businesses and clients could be materially adversely affected by climate change and we are subject to other ESG risks that could adversely affect our reputation.

Liquidity and Funding Risks

- We cannot predict our future capital needs or our ability to obtain additional financing if we need it.
- Our credit agreement contains restrictive and financial covenants that could limit our operating flexibility, and we may incur additional debt in the future that may include similar or additional restrictions.
- We maintain our cash at financial institutions, often in balances that exceed federally insured limits.

Risks Relating to Market and Industry Dynamics and Competition

Global economic, political and market factors beyond our control could reduce demand for our services, and our profitability and business could suffer.

The global financial services business is, by its nature, risky and volatile and is directly affected by many national and international factors that are beyond our control. Recently, for example, the 2023 banking crisis, rising interest rates and inflation, the Pandemic and the Russia-Ukraine war, each created significant volatility in the markets we serve and increased uncertainty and economic disruption. Certain of the factors below have caused, and may in the future cause, a substantial decline in the U.S. and/or global financial services markets, resulting in reduced trading volume, and could have a material adverse effect on our business, financial condition and results of operations. These factors include:

- economic and political conditions in the United States, Europe and elsewhere;

- adverse market conditions, including unforeseen market closures or other disruptions in trading;

- broad trends in business and finance, including the amount of new securities issuances;

- consolidation or contraction in the number of market participants;

- the current or anticipated impact of climate change, extreme weather events, natural disasters or other catastrophic events;

- the emergence of widespread health emergencies or pandemics, including the Pandemic;

- actual or threatened acts of war or terrorism or other armed hostilities, as well as international sanctions levied against countries and other parties;

- actual or threatened trade war, including between the United States and China, or other governmental action related to tariffs, international trade agreements or trade policies;

- concerns over, or actual, increased levels of inflation and weakening consumer confidence levels due to a recession (in the United States or globally) or otherwise;

- the availability of cash for investment by mutual funds, exchange traded funds and other wholesale and retail investors;

- the level and volatility of interest rates, including significant interest rate hikes, the difference between the yields on corporate securities being traded and those on related benchmark securities and foreign currency exchange rates;

- the effect of monetary policy adopted by the Federal Reserve Board or foreign banking authorities, increased capital requirements for banks and other financial institutions, and other regulatory requirements and political impasses;

- credit availability and other liquidity concerns;

- concerns over credit default or bankruptcy of one or more sovereign nations or corporate entities; and

- legislative and regulatory changes, including changes to financial industry regulations and tax laws.

There have been significant declines in trading volumes in the financial markets generally in the past and there may be similar declines in trading volumes generally or across our platforms in particular in the future. Any one or more of the above factors may contribute to reduced trading volumes. Our revenues and profitability are likely to decline significantly during periods of stagnant economic conditions, low volatility or low trading volume in the U.S. and global financial markets.

While we are expanding our businesses to new geographic areas, our business operations have historically been substantially located in the U.S. and the U.K. Due to the concentration of our operations in the U.S. and U.K. we are subject to greater regional risks than those of some of our competitors.

Decreases in trading volumes in the fixed-income markets generally or on our platforms would harm our business and profitability.

We have experienced significant decreases in overall trading volumes in the past and may experience similar decreases in trading volumes in the future. Declines in the overall volume of fixed-income securities trading and in market liquidity generally, as well as declines in interest rate volatility, could result in lower revenues from commissions for trades executed on our electronic trading platforms and fees generated from related activities.

Likewise, decreases in our share of the segments of the fixed-income trading markets in which we operate, or shifts in trading volume to segments of clients which we have not penetrated, could result in lower trading volume on our platforms and, consequently, lower commission revenue. During periods of increased volatility in credit markets, the use of electronic trading platforms to trade certain highly volatile or distressed bonds may decrease, such as occurred during the regional banking crisis in 2023. In addition, during rapidly moving markets, broker-dealers are less likely to post prices electronically. Our market share of the fixed-income trading markets is also impacted by a variety of other factors, including the amount of new issuances of corporate debt, the level of bond fund inflows or outflows, the percentage of volumes comprised of Rule 144A transactions, the percentage of volumes comprised of larger trades (such as block trades or portfolio trades), the level of credit spreads and credit volatility and whether the prevalent market environment is an "offer wanted" or "bid wanted" environment.

23

A decline in overall market volumes, trading volumes on our platforms or our platforms' market share for any reason would negatively affect our commission revenue and may have a material adverse effect on our business, financial condition and results of operations.

The industry in which we operate is rapidly evolving. If we are unable to adapt our business effectively to keep pace with industry changes, we may not be able to compete effectively, which could have a material adverse effect on our business, financial condition and results of operations.

The electronic financial services industry is characterized by rapidly changing and increasingly complex technologies and systems, changing and increasingly sophisticated client demands (including access to new technologies, functionalities and markets), frequent technology and service introductions, evolving industry standards, changing regulatory requirements and new business models. If we are not able to keep pace with changing market conditions or client demands and if our competitors release new functionality or technology before we do, our existing platforms, solutions and technologies may become obsolete or our competitive position may be materially harmed, each of which could have a material adverse effect on our business, financial condition and results of operations. Operating in a rapidly evolving industry involves a high degree of risk and our future success depends, in part, on our ability to:

- attract and retain market participants on our platforms on a cost-effective basis;
- expand and enhance reliable and cost-effective product and service offerings for our clients;
- develop and introduce new features to, and new versions of, our electronic trading platforms;
- respond effectively to competitive pressures;
- respond effectively to the loss of any of our significant broker-dealer or institutional investor clients, including due to merger, consolidation, bankruptcy, liquidation or other cause (including, among other things, the collection of any amounts due from such clients);
- operate, support, expand and develop our operations, technology, website, software, communications and other systems;
- defend our trading platforms and other systems from cybersecurity threats; and
- respond to regulatory changes or demands.

If we are unsuccessful in addressing these risks or in executing our business strategy, our business, financial condition and results of operations may suffer.

We face substantial competition that could reduce our market share and harm our financial performance.

The fixed-income securities industry generally, and the electronic financial services markets in which we operate in particular, are highly competitive, and we expect competition to intensify in the future. Within our markets, we compete based on our ability to provide our clients with deep liquidity, a broad network of market participants, a wide range of products and protocols, and comprehensive pre-trade, trade and post-trade functionality, as well as the reliability, security and ease of use of our electronic platforms and solutions, among other factors. Our trading platforms primarily compete with other electronic trading platforms and trading businesses conducted directly between broker-dealers and their institutional investor clients over the telephone, email or instant messaging. Our current and prospective trading platform competitors are numerous and include: (1) other multi-party electronic trading platforms; (2) EMS and OMS Providers; (3) securities and futures exchanges; and (4) technology, software, and information services or other companies that have existing commercial relationships with broker-dealers or institutional investors. Our data, post-trade and automated and algorithmic trading solutions businesses compete against market data and information vendors, other approved regulatory reporting businesses and commercial algorithm providers, respectively.

Many of our current and potential competitors are more established and substantially larger than we are and have substantially greater market presence, as well as greater financial, technical, marketing and other resources. These competitors have previously aggressively reduced, and may in the future further aggressively reduce, their pricing to enter into, or otherwise compete in, market segments in which we provide services, potentially subsidizing any losses with profits from trading in other fixed-income or equity securities or other business operations. In addition, many of our competitors offer a wider range of services, have broader name recognition and have larger customer bases than we do. Some of them may be able to respond more quickly to new or evolving opportunities, technologies and client requirements than we can and may be able to undertake more extensive promotional activities.

Competition in the markets in which we operate has intensified due to consolidation, which has resulted in increasingly large and sophisticated competitors. In recent years, our competitors have made acquisitions and/or entered into joint ventures and consortia to improve the competitiveness of their electronic trading offerings. If, as a result of industry consolidation, our competitors are able to offer lower cost and/or a wider range of trading venues and solutions, obtain more favorable terms from third-party providers or otherwise take actions that could increase their market share, our competitive position and therefore our business, financial condition and results of operations may be materially adversely affected.

Our operations also include the sale of pre- and post-trade services, analytics, and market data and index services. There is a high degree of competition among market data and information vendors in solutions for pre- and post-trade data, analytics and reporting, and such businesses may become more competitive in the future as new competitors emerge. Some of these companies are already in or may enter the electronic trading business. Accordingly, some of our competitors may be able to combine use of their electronic trading platforms with complementary access to market data and analytical tools and/or leverage relationships with existing clients to obtain additional business from such clients, which could preempt use of our platforms or solutions. For example, Bloomberg, Refinitiv and Intercontinental Exchange own trading platforms that compete with ours and also have a data and analytics relationships with the vast majority of institutional, wholesale and retail market participants. If we are not able to compete successfully in this area in the future, our revenues could be adversely impacted and, as a result, our business, financial condition and results of operations would be materially adversely affected.

Risks Related to our Future Levels of Business, Profitability and Growth

Neither the sustainability of our current level of business nor any future growth can be assured. Even if we do experience growth, we may not grow profitably.

The success of our business strategy depends, in part, on our ability to maintain and expand the network of market participants that use our electronic trading platforms. Our business strategy also depends on increasing the use of our platforms by these participants for a wide range of fixed-income products and trade sizes. Individuals at broker-dealers or institutional investors may have conflicting interests, which may discourage their use of our platforms. In certain of our product areas, the growth rates for the use of our electronic trading services that we experienced in recent years have slowed and such growth rates may not resume or increase in the future.

Our growth may also be dependent on our ability to diversify our revenue base. We currently derive approximately 40.0% of our revenues from secondary trading in U.S. high-grade corporate bonds. Our long-term business strategy includes expanding our service offerings and increasing our revenues from other fixed-income products and other sources. Our efforts may not be successful or result in increased revenues or continued profitability.

We may enter into new fee plans, the impact of which may be difficult to evaluate; past trends in commissions are not necessarily indicative of future commissions.

From time to time, we may introduce new fee plans for the market segments in which we operate. Any new fee plan may include different fee structures or provide volume incentives. New fee plans may not result in an increase in the volume of transactions executed over our platforms or our revenues may not increase as a result of the implementation of any such fee plans. It is possible that our broker-dealer or institutional investor clients could respond to a new fee plan by either reducing the amount of their business conducted on our platforms or terminating their contractual relationship with us, which could have an adverse impact on our fees and otherwise have a material adverse effect on our business, financial condition and results of operations.

In addition, under certain of our fee plans, our fees are designated in basis points in yield (and, as a result, are subject to fluctuation depending on the duration of the bond traded) or our fees vary based on trade size or maturity. For example, during 2022 and 2023, a significant rise in corporate bond yields contributed to a decrease in the duration of the bonds traded on our platforms, which had a negative effect on our average credit variable transaction fee per million. We anticipate that our average fees per million may continue to vary in the future due to changes in yield, years-to-maturity and nominal size of bonds traded on our platforms. Consequently, past trends in commissions are not necessarily indicative of future commissions.

As we enter new markets, we may not be able to successfully attract clients and adapt our technology and marketing strategy for use in those markets.

Our strategy includes leveraging our electronic trading platforms to enter new markets, including new asset classes, products and geographies, including markets where we have little or no operating experience. For example, with the acquisition of Pragma in 2023, we began providing algorithmic trading and quantitative execution solutions in the equities and foreign exchange markets, where we previously had little operating experience. We may have difficulties identifying and entering into new markets due to established competitors, lack of recognition of our brand and lack of acceptance of our platforms and solutions, as has occurred with certain of our initiatives in the past.

Expansion, particularly in new geographic markets, may require substantial expenditures and take considerable time. In particular, we may need to make additional investments in management and new personnel, infrastructure and compliance systems. Furthermore, our expansion efforts may divert management's attention or inefficiently utilize our resources. If we are not able to manage our expansion effectively, our expansion costs could increase at a faster rate than our revenues from these new markets. If we cannot successfully implement the necessary processes to support and manage our expansion, our business, financial condition and results of operations may suffer.

We may not be able to successfully adapt our proprietary software and technology for use in any new markets. Even if we do adapt our products, services and technologies, we may not be able to attract clients to our platforms and compete successfully in any such new markets. Our marketing efforts or our pursuit of any of these opportunities may not be successful. If these efforts are not successful, we may realize less than expected earnings, which in turn could result in a decrease in the market value of our common stock.

We may face increasing challenges in our growing international operations that we may not be able to meet in the future.

We operate electronic trading platforms in Europe, Latin America and Asia and we may further expand our operations throughout these and other regions. We have invested significant resources in our foreign operations and the increasing globalization of our platforms and services. However, there are certain risks inherent in doing business in international markets. These risks include:

- difficulty in obtaining the necessary regulatory approvals for planned expansion, if at all, and the possibility that any approvals that are obtained may impose restrictions on the operation of our business;

- the inability to manage and coordinate the various regulatory requirements of multiple jurisdictions that are constantly evolving and subject to unexpected change;

- difficulties in staffing and managing foreign operations, including as a result of Brexit, our access to, and our ability to compete for and hire, skilled employees in both the U.K. and the E.U.;

- less developed technological infrastructures and generally higher costs, which could result in lower client acceptance of our services or clients having difficulty accessing our trading platforms;

- fluctuations in exchange rates;

- reduced or no protection for intellectual property rights;

- seasonal reductions in business activity; and

- potentially adverse tax consequences.

Further, we may face unexpected challenges in our international operations due to global competitors, established local markets, and local economic, political and social conditions, including the possibility of economic slowdowns, hyperinflationary conditions, political instability, social unrest or outbreaks of pandemic or contagious diseases. Our inability to manage these risks effectively could adversely affect our business and limit our ability to expand our international operations, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to our Customer Concentration

We are dependent on our broker-dealer clients, who are not restricted from using their own proprietary or third-party platforms to transact with our institutional investor clients.

We rely on our broker-dealer clients to provide liquidity on our electronic trading platforms by posting prices for bonds in their inventory and responding to institutional investor client inquiries. The contractual obligations of our broker-dealer clients to us are minimal, non-exclusive and terminable by such clients. Our broker-dealer clients buy and sell fixed-income securities through traditional methods, including by telephone, e-mail and instant messaging, and through other electronic trading platforms. Some of our broker-dealer clients have developed electronic trading networks that compete with us or have announced their intention to explore the development of such electronic trading networks, and many of our broker-dealer and institutional investor clients are involved in other ventures, including other electronic trading platforms or other distribution channels, as trading participants and/or as investors. These competing trading platforms may offer some features that we do not currently offer. Accordingly, there can be no assurance that such broker-dealers' primary commitments will not be to one of our competitors.

If bank-affiliated entities reduce their trading activity and that activity is not replaced by other market participants, the level of liquidity and pricing available on our trading platforms would be negatively impacted, which could adversely affect our operating results. Higher capital requirements on trading activity by bank-affiliated broker-dealers may reduce their incentives to engage in certain market making activities and may impair market liquidity. In addition, over the past several years, there has been significant consolidation among firms in the banking and financial services industries and several of our large broker-dealer clients have reduced their sales and trading businesses in fixed-income products. Further consolidation, instability, and layoffs in the financial services industry could result in a smaller client base and heightened competition, which may lower volumes.

Any reduction in the use of our electronic trading platforms by our broker-dealer clients could reduce the volume of trading on our platforms, which could, in turn, reduce the use of our platforms by our institutional investor clients. The occurrence of any of the foregoing may have a material adverse effect on our business, financial condition and results of operations.

We could lose significant sources of revenue and trading volume if we lose any of our significant institutional investor clients.

We rely on our institutional investor clients to launch inquiries over our trading platforms and, increasingly, to provide liquidity through our Open Trading protocols. A limited number of such clients can account for a significant portion of our trading volume. The obligations of our institutional investor clients to us under our standard contractual agreements are minimal, non-exclusive and terminable by such clients. Our institutional investor clients also buy and sell fixed-income securities through traditional methods, including by telephone, e-mail and instant messaging, and through other electronic trading platforms.

There can be no assurance that we will be able to retain our major institutional investor clients or that such clients will continue to use our trading platform. The loss of a major institutional investor client or any reduction in the use of our electronic trading platforms by such clients could have a material adverse effect on our business, financial condition and results of operations.

Credit and Operational Risks

We are exposed to risks in connection with certain transactions in which we act as a matched principal intermediary.

In connection with our Open Trading protocols, we execute certain bond transactions between and among institutional investor and broker-dealer clients on a matched principal basis by serving as counterparty to both the buyer and the seller in trades which are then settled by us or through a third-party clearing broker. Settlement typically occurs within one to two trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded.

We are exposed to credit and performance risks in our role as matched principal trading counterparty to the clients on our platforms, including the risk that counterparties that owe us money or securities will not perform their obligations. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. Adverse movements in the prices of securities that are the subject of these transactions can increase our risk. In connection with Open Trading or other anonymous protocols, we expect that the number of transactions in which we act as a matched principal will increase.

In the process of executing matched principal transactions, miscommunications and other errors by our clients or us can arise that involve substantial risks of liability. These risks include, among others, potential liability from disputes over the terms of a trade, the settlement of the trade, or claims that we resolved an error trade dispute incorrectly or that a system malfunction or delay caused monetary loss to a client. In addition, because of the ease and speed with which trades can be executed on our electronic platforms, clients can lose substantial amounts by inadvertently entering trade instructions or by entering trade orders inaccurately. A significant error trade or a large number of error trades could result in participant dissatisfaction and a decline in participant willingness to trade on our platforms. Although we maintain error trade policies designed to protect our anonymous trading participants and enable us to manage the risks attendant in acting as a matched principal counterparty, depending on the cause, number and value of the trades that are the subject of an alleged error or dispute, such trades have the potential to have a material adverse effect on our financial condition and results of operations. In addition, if we are required to hold a securities position as a result of an error, there may also be financing costs or regulatory capital charges required to be taken by us.

We have policies, procedures and automated controls in place to identify and manage our credit risk, though there can be no assurance that they will effectively mitigate our credit risk exposure. Some of our risk management procedures are reliant upon the evaluation of information regarding the fixed-income markets, our clients or other relevant matters that are publicly available or otherwise acquired from third party sources. Such information may not be accurate, complete, up-to-date or properly assessed and interpreted by us. If our risk management procedures fail, our business, financial condition and results of operations may be adversely affected. Furthermore, our insurance policies are unlikely to provide coverage for such risks.

Self-clearing exposes us to significant operational, liquidity, financing and regulatory risks.

We self-clear a significant percentage of our bond transactions and we may expand self-clearing to additional products and regions in the future. Self-clearing requires us to finance transactions and maintain margin deposits at clearing organizations. Self-clearing exposes our business to operational risks, including business and technology disruption; operational inefficiencies; liquidity, financing and regulatory risks; and potentially increased expenses. In the U.S., the SEC has adopted final rule amendments that, effective May 2024, will shorten the standard settlement cycle for most broker-dealer securities transactions from two business days after the trade date (T+2) to one business day after the trade date (T+1). The shortening of the settlement cycle will lead to a reduction in the length of exposure to trading counterparties and lower margin requirements for our clearing operations, but it is also expected to increase the operational costs and complexities associated with cross border transactions conducted on our platforms. We have in the past and may in the future also encounter difficulties with self-clearing that lead to operating inefficiencies, technology issues, dissatisfaction amongst our client base, disruption in the infrastructure that supports the business, inadequate liquidity, increased margin requirements with clearing organizations and third-party settlement agents who provide financing with respect to transactions, reductions in available borrowing capacity and financial loss. Any such delay, disruption, expense or failure could adversely affect our ability to effect transactions and manage our exposure to risk. Moreover, any of these events could have a material adverse effect on our business, financial condition and operating results.

Economic sanctions levied against states or individuals could expose us to significant operational and regulatory risks.

Sanctions imposed by the United States or other countries in response to conflicts or other geopolitical events could adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. For example, in February 2022, following the onset of the Russia-Ukraine war, the U.S., the U.K., and the E.U., among others, adopted sanctions that, in various ways, prohibited transactions with numerous Russian entities, including major Russian banks, and individuals; limited transactions in Russian sovereign debt; and constrained investment, trade and financing to, from or in certain regions of Ukraine. We did not incur any material losses on trades that were unsettled at the time sanctions were imposed and our business has not otherwise been materially affected by the recent sanctions. Our financial position and results of operations may be adversely affected if these sanctions are further expanded or the ongoing war or geopolitical tensions have further adverse effects on the global economy or the participants on our platforms. In addition, any such sanctions may limit our ability to effect transactions in certain instruments on our platforms.

Technology, IT Systems and Cybersecurity Risks

Rapid market or technological changes may render our technology obsolete or decrease the attractiveness of our products and services to our broker-dealer and institutional investor clients.

We must continue to enhance and improve our electronic trading platforms. The electronic financial services industry is characterized by significant structural changes, increasingly complex systems and infrastructures, changes in clients' needs and preferences, constant competition and new business models. If new industry standards and practices emerge and our competitors release new technology before us, our existing technology, systems and electronic trading platforms may become obsolete or our existing business may be harmed. Our future success will depend on our ability to: (1) enhance our existing products and services; (2) develop and/or license new products and technologies that address the increasingly sophisticated and varied needs of our broker-dealer and institutional investor clients and prospective clients; (3) continue to attract highly-skilled technology personnel; and (4) respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

Developing our electronic trading platforms and other technology entails significant technical and business risks. We may use new technologies ineffectively or we may fail to adapt our electronic trading platforms, information databases and network infrastructure to broker-dealer or institutional investor client requirements or emerging industry or regulatory standards. If we face material delays in introducing new services, products and enhancements, such as X-Pro, our clients may forego the use of our platforms and use those of our competitors.

Further, the adoption of new internet, networking, cloud, telecommunications, AI, generative AI or blockchain technologies may require us to devote substantial resources to modify and adapt our services. We may not be able to successfully implement new technologies or adapt our proprietary technology and transaction-processing systems to client requirements or emerging industry or regulatory standards. We may not be able to respond in a timely manner to changing market conditions or client requirements.

We depend on third-party suppliers for key products and services.

We rely on a number of third parties to supply elements of our trading, information and other systems, as well as computers and other equipment, and related support and maintenance. These providers may not be willing and/or able to (i) continue to provide these services in an efficient, cost-effective manner, if at all, (ii) adequately expand their services to meet our needs or (iii) meet the increasing regulatory requirements applicable to certain technology and data services providers to financial institutions. See "Regulatory and Legal Risks – Our business and the trading businesses of many of our clients are subject to increasingly extensive government and other regulation, which may affect our trading volumes and increase our cost of doing business." If we are unable to make alternative arrangements for the supply of critical products or services in the event of a malfunction of a product or an interruption in or the cessation of service by an existing service provider, our business, financial condition and results of operations could be materially adversely affected.

In particular, we depend on third-party vendors for our bond reference databases, the clearing and settlement of certain of our Open Trading transactions and to provide the technology underpinning key portions of our MarketAxess Rates platform. We obtain essential reference data and information services from external sources, including data received from certain competitors, clients, self-regulatory organizations, rating agencies and other third-party data providers. Our reference data sources and information providers could increase the price for or withdraw their data or information services for a variety of reasons. Further, as has occurred in the past, our competitors could revise the current terms on which they provide us with data or information services or could cease providing us with data or information services altogether for a variety of reasons, including competition. Disruptions in the services provided by those third-parties to us, including as a result of their inability (due to cybersecurity incidents or otherwise) or unwillingness to continue to license products or provide technology services that are critical to the success of our business, could have a material adverse effect on our business, financial condition and results of operations. For example, we used ICBC Financial Services ("ICBC"), a wholly-owned subsidiary of the Industrial and Commercial Bank of China Limited, to clear certain U.S. government bond trades on the MarketAxess Rates platform. Following the November 2023 ransomware attack on ICBC, we switched to a different pre-existing clearing arrangement with another clearing provider. While this event did not have a material adverse effect on the Company, similar events in the future events could have a material adverse effect on our business, financial condition and results of operations.

We also rely, and expect in the future to continue to rely, on third parties for various computer and communications systems and services, such as telephone companies, online service providers, data processors, cloud computing and data centers, software and hardware vendors. Any interruption in these or other third-party services or deterioration in their performance could impair the quality of our service. We cannot be certain of the financial viability of all of the third parties on which we rely.

We license software from third parties, much of which is integral to our electronic trading platform and our business. We also hire contractors to assist in the development, quality assurance testing and maintenance of our electronic trading platform and other systems. Continued access to these licensors and contractors on favorable contract terms or access to alternative software and information technology contractors is important to our operations. Adverse changes in any of these relationships could have a material adverse effect on our business, financial condition and results of operations.

We attempt to negotiate favorable pricing, service, confidentiality and intellectual property ownership or licensing and other terms in our contracts with our third-party service providers. These contracts usually have multi-year terms. However, there is no guarantee that these contracts will not terminate and that we will be able to negotiate successor agreements or agreements with alternate service providers on competitive terms. Further, the existing agreements may bind us for a period of time to terms and technology that become obsolete as our industry and our competitors advance their own operations and use of technology.

Our success depends on maintaining the integrity and capacity of our electronic trading platforms, systems and infrastructure.

In order to be successful, we must provide reliable, secure, real-time access to our electronic trading platforms for our clients. If our trading platforms cannot cope, or expand to cope, with demand, or otherwise fail to perform, we could experience disruptions in service, slow delivery times and insufficient capacity. We have had disruptions of service in the past, and could have additional disruptions in the future, that may lead to our clients deciding to stop using or reduce their use of our platforms, which could have a material adverse effect on our business, financial condition and results of operations.

As our operations grow in both size and scope, we will need to continually improve and upgrade our electronic trading platforms and infrastructure to accommodate potential increases in order message volume and trading volume, the trading practices of new and existing clients, regulatory changes and the development of new and enhanced trading platform features, functionalities and ancillary products and services. The expansion of our electronic trading platforms and infrastructure has required, and will continue to require, substantial financial, operational and technical resources. These resources will typically need to be committed well in advance of any actual increase in trading volumes and order messages. Our estimates of future trading volumes and order messages may not be accurate and our systems may not be able to accommodate actual trading volumes and order messages without failure or degradation of performance. Furthermore, we use new technologies to upgrade our established systems, and the development of these new technologies also entails technical, financial and business risks. We may not successfully implement new technologies or adapt our existing electronic trading platforms, technology and systems to the requirements of our broker-dealer and institutional investor clients or to emerging industry standards. The inability of our electronic trading platforms to accommodate increasing trading volume and order messages would also constrain our ability to expand our business.

Systems failures, interruptions, delays in service, catastrophic events and resulting interruptions in the availability of our trading platforms could materially harm our business and reputation.

Our business depends on the efficient and uninterrupted operation of our trading platforms, systems, networks and infrastructure. We, or our third-party providers, may experience systems failures or business interruptions in the future, as has occurred from time-to-time in the past. Our systems, networks, infrastructure and other operations, in particular our trading platforms, are vulnerable to impact or interruption from a wide variety of causes, including: irregular or heavy use of our trading platforms during peak trading times or at times of increased market volatility; power, internet or telecommunications failures; hardware failures or software errors; human error, acts of vandalism or sabotage; catastrophic events, including those that are occurring with increasing frequency due to climate change such as natural disasters and extreme weather events; acts of war or terrorism; malicious cyberattacks or cyber incidents, such as unauthorized access, ransomware, loss or destruction of data, computer viruses or other malicious code; and the loss or failure of systems over which we have no control, such as loss of support services from critical third-party providers. In addition, we may also face significant increases in our use of power and data storage and may experience a shortage of capacity and/or increased costs associated with such usage.

Failures of, or significant interruptions, delays or disruptions to, or security breaches affecting, our systems, networks or infrastructure have in the past, and could in the future, result in: disruption to our operations, including disruptions in service to our clients; slower response times; distribution of untimely or inaccurate market data to clients who rely on this data for their trades; delays in trade execution; incomplete or inaccurate accounting, recording or processing of trades; significant expense to repair, replace or remediate systems, networks or infrastructure; financial losses and liabilities to clients; loss of clients; legal or regulatory claims, proceedings, penalties or fines. Any system failure or significant interruption, delay or disruption in our operations, or decreases in the responsiveness of our platforms, could materially harm our reputation and business and lead our clients to decrease or cease their use of our platforms. We internally support and maintain many of our systems and networks, including those underlying our trading platforms; however, we may not have sufficient personnel to properly respond to all systems, networks or infrastructure problems. Our failure to monitor or maintain our systems, networks and infrastructure, including those maintained or supported by our third-party providers, or to find a replacement for defective or obsolete components within our systems, networks and infrastructure in a timely and cost-effective manner when necessary, would have a material adverse effect on our business, financial condition and results of operations. While we generally have disaster recovery and business continuity plans that utilize industry standards and best practices for much of our business, including redundant systems, networks, computer software and hardware and data centers to address interruption to our normal course of business, our systems, networks and infrastructure may not always be fully redundant and our disaster recovery and business continuity plans may not always be sufficient or effective. Similarly, although some contracts with our third-party providers, such as our hosting facility providers, require adequate disaster recovery or business continuity capabilities, we cannot be certain that these will be adequate or implemented properly. Our disaster recovery and business continuity plans are heavily reliant on the availability of the internet and mobile phone technology, so any disruption of those systems would likely affect our ability to recover promptly from a crisis situation. If we are unable to execute our disaster recovery and business continuity plans, or if our plans prove insufficient for a particular situation or take longer than expected to implement in a crisis situation, it could have a material adverse effect on our business, financial condition and results of operations, and our business interruption insurance may not adequately compensate us for losses that may occur.

If we experience design defects, errors, failures or delays with our platforms, products or services, our business could suffer serious harm.

Our platforms, products and services, including our automated and algorithmic trading solutions, data products and indices, may contain design defects and errors that cause them to operate incorrectly or less effectively. To the extent that any such product or service, or the Company as a whole, suffers a reputational or credibility loss, including due to a design defect or error, it could have a material adverse impact on our business. Many of our protocols also rely on data and services provided by third-party providers over which we have limited or no control and may be provided to us with defects, errors or failures. Our clients may also use our platforms, products or services together with their own software, data or products from other companies. As a result, when problems occur, it might be difficult to identify their source.

If design defects, errors or failures are discovered in our current or future platforms, protocols or products, we may not be able to correct or work around them in a cost-effective or timely manner or at all. The existence of design defects, errors, failures or delays that are significant, or are perceived to be significant, could also result in rejection or delay in market acceptance of our platforms or protocols, damage to our reputation, loss of clients and related revenues, diversion of resources, product liability claims, regulatory actions or increases in costs, any of which could materially adversely affect our business, financial condition or results of operations.

Malicious cyber-attacks, attempted cybersecurity breaches, and other adverse events affecting our operational systems or infrastructure, or those of third parties, could disrupt our businesses, result in the disclosure of confidential information, damage our reputation and cause losses or regulatory penalties.

The operation of our electronic trading platforms relies on the secure processing, storage and transmission of a large amount of transactional data and other confidential sensitive data (including confidential client and personal information). Our computer systems, software and networks (or those of our third-party vendors) may be vulnerable to unauthorized access, loss or destruction of data (including confidential and personal customer information), ransomware, unavailability or disruption of service, computer viruses, acts of vandalism, or other malicious code, cyber-attack and other adverse events that could have an adverse security impact.

We deploy measures that seek to protect, detect, respond and recover from cyber threats, including identity and access controls, data protection, vulnerability management, incident response, secure product development, continuous monitoring of our networks, endpoints and systems, and maintenance of resilient backup and recovery capabilities. It is possible that such defensive measures will be unsuccessful in mitigating a cybersecurity event.

Despite the defensive measures we have taken, we experience cybersecurity threats and incidents from time to time. However, as of the date of this report, MarketAxess has not experienced a cybersecurity threat or incident that has materially affected the Company in at least the last three years. These events may arise from external factors such as governments, organized crime, hackers, and other third parties such as infrastructure-support providers and application developers, or may originate internally from an employee or service provider to whom we have granted access to our computer systems. If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, and, as a result, someone obtains unauthorized access to trading or other confidential or personal information, our reputation could be damaged, our business would suffer and we could incur material liability. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Because techniques used to obtain unauthorized access or to sabotage computer systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventive measures.

Our business also depends on the efficient and uninterrupted operation of our platforms, systems, networks and infrastructure. Any failure of, or significant interruption, delay or disruption to, our systems, networks or infrastructure due to a ransomware attack or other cyber-attack could result in: disruption to our operations, including disruptions in service to our clients; slower response times; distribution of untimely or inaccurate market data to clients who rely on this data for their trades; delays in trade execution; incomplete or inaccurate accounting, recording or processing of trades; significant expense to repair, replace or remediate systems, networks or infrastructure; financial losses and liabilities to clients; loss of clients; legal or regulatory claims, proceedings, penalties or fines. We also face the risk of operational disruption, failure or capacity constraints of any of the third-party service providers that facilitate our business activities, including clients, clearing agents and trading system software, network or data providers. Such parties could also be the source of a cyber-attack on or breach of our operational systems, data or infrastructure. In addition, the increased flexibility for our employees to work remotely post-Pandemic has amplified certain risks related to, among other things, the increased demand on our information technology resources and systems, the increased risk of phishing and other cybersecurity attacks, and the increased number of points of possible attack, such as laptops and mobile devices (both of which are now being used in increased numbers), to be secured. Any system failure or significant interruption, delay or disruption in our operations, or decreases in the responsiveness of our platforms, could materially harm our reputation and business and lead our clients to decrease or cease their use of our trading platform.

There have been an increasing number of cyber-attacks in recent years in various industries, including ours, and cybersecurity risk management has been the subject of increasing focus by our regulators. Our regulators have increased their examination and enforcement focus on matters relating to cybersecurity threats, including the assessment of firms' vulnerability to cyber-attacks. In particular, regulatory concerns have been raised about firms establishing effective cybersecurity governance and risk management policies, practices and procedures; protecting firm networks and information; identifying and addressing risks associated with clients, vendors, and other third parties; preventing and detecting unauthorized activities; adopting effective mitigation and business continuity plans to address the impact of cybersecurity breaches; and establishing protocols for reporting cybersecurity incidents. Any insurance that we have that may cover all or a portion of a specific cybersecurity incident would not protect us from the effects of adverse regulatory actions that may result from the incident or a finding that we had inadequate cybersecurity controls, including the reputational harm that could result from such regulatory actions.

Our remediation costs and lost revenues could be significant if we fall victim to a cyber-attack. If an actual, threatened or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and could cause our clients to reduce or stop their use of our electronic trading platforms. We may be required to expend significant resources to repair system damage, pay a ransom, protect against the threat of future security breaches or to alleviate problems, including reputational harm, loss of clients and revenues and litigation, caused by any breaches. We may be found liable to our clients for any misappropriated confidential or personal information. Although we intend to continue to implement industry-standard security measures, such measures may not be sufficient.

Our actual or perceived failure to comply with privacy, data protection, and information security laws, regulations, and obligations could harm our business.

Data privacy is subject to frequently changing rules and regulations in countries where we do business. For example, we are subject to the E.U.'s General Data Protection Regulations ("GDPR") and the U.K. equivalent, which require us to comply with regulations regarding the handling of personal data irrespective of whether the processing of data takes place within the E.U. or not. We are also subject to certain U.S. federal, state and foreign laws governing the protection of personal privacy and data in those jurisdictions. These laws and regulations are increasing in complexity and number. In addition to the increased cost of compliance, our failure to successfully implement or comply with appropriate processes to adhere to the GDPR and other data protection and privacy laws and regulations could result in substantial financial penalties for non-compliance, expose us to litigation risk and could result in significant liability, increased costs or cause our clients to lose trust in us, which could have an adverse effect on our reputation and business.

Intellectual Property Risks

We may not be able to protect our intellectual property rights or technology effectively, which would allow competitors to duplicate or replicate our electronic trading platforms or any of our other current or future functionalities, products or services. This could adversely affect our ability to compete.

Intellectual property is critical to our success and ability to compete, and if we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology. We rely primarily on a combination of patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements, third-party non-disclosure and other agreements and other contractual provisions and technical measures to protect our intellectual property rights. We attempt to negotiate beneficial intellectual property ownership provisions in our contracts and also require employees, consultants, advisors and collaborators to enter into confidentiality agreements in order to protect the confidentiality of our proprietary information. We have been issued several patents covering aspects of our technology and/or business, but can give no assurances that any such patents will protect our business and processes from competition or that any patents applied for in the future will be issued. Additionally, laws and our contractual terms may not be sufficient to protect our technology from use or theft by third parties. These protections may not be adequate to prevent our competitors from independently developing technologies that are substantially equivalent or superior to our technology.

We may have legal or contractual rights that we could assert against illegal use of our intellectual property rights, but lawsuits claiming infringement or misappropriation are complex and expensive, and the outcome would not be certain. In addition, the laws of some countries in which we now or in the future provide our services may not protect software and intellectual property rights to the same extent as the laws of the United States. If our efforts to secure, protect and enforce our intellectual property rights are inadequate, or if any third party misappropriates, dilutes or infringes on our intellectual property, the value of our brand may be harmed, which could have a material adverse effect on our business.

Defending against intellectual property infringement or other claims could be expensive and disruptive to our business. If we are found to infringe the proprietary rights of others, we could be required to redesign our technology, pay royalties or enter into license agreements with third parties.

In the technology industry, there is frequent litigation based on allegations of infringement or other violations of intellectual property rights. As the number of participants in our market increases and the number of patents and other intellectual property registrations increases, the possibility of an intellectual property claim against us grows. Although we have never been the subject of a material intellectual property dispute, a third party may assert in the future that our technology or the manner in which we operate our business violates its intellectual property rights. From time to time, in the ordinary course of our business, we may become subject to legal proceedings and claims relating to the intellectual property rights of others, and we expect that third parties may assert intellectual property claims against us, particularly as we expand the complexity and scope of our business, the number of electronic trading platforms increases and the functionality of these platforms further overlaps. Any claims, whether with or without merit, could be expensive and time-consuming to defend, make it more difficult to operate or prevent us from operating our business, or portions of our business, and result in significant monetary liability.

Third parties may assert infringement claims against us, as they have done in the past, with respect to our electronic trading platforms or any of our other current or future products or services and any such assertion may require us to cease providing such services or products, try to redesign our products or services, enter into royalty arrangements, if available, or engage in litigation that could be costly to us. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Possible Transactions or Investments

If we acquire or invest in other businesses, products or technologies, and are unable to integrate them with our business, our financial performance may be impaired or we may not realize the anticipated financial and strategic goals for any such transactions or any strategic alliances, partnerships or joint ventures, which we may enter into.

From time to time, we may pursue acquisitions, which may not be completed or, if completed, may not be as beneficial to us as expected. We have made acquisitions in the past, including the purchases of the regulatory reporting business of Deutsche Börse in 2020, MuniBrokers in 2021 and Pragma in 2023. We also may consider potential divestitures of businesses from time to time. We routinely evaluate potential acquisition and divestiture candidates and engage in discussions and negotiations regarding potential acquisitions and divestitures on an ongoing basis; however, even if we execute a definitive agreement, there can be no assurance that we will consummate the transaction within the anticipated closing timeframe, or at all. Moreover, there is significant competition for acquisition and expansion opportunities in the electronic financial services industry.

If we do succeed in acquiring or investing in a business, product or technology, such acquisitions and investments may involve a number of risks, including:

- we may find that the acquired company or assets do not further our business strategy, or that we overpaid for the company or assets, or the economic conditions underlying our acquisition decision may change;

- we may have difficulty integrating the acquired technologies or products with our existing electronic trading platforms products and services;

- we may have difficulty integrating the operations and personnel of the acquired business, or retaining the key personnel of the acquired business;

- there may be client confusion if our services overlap with those of the acquired company and we may have difficulty retaining key customers, vendors and other business partners of the acquired business;

- our ongoing business and management's attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically or culturally diverse enterprises;

- we may enter into markets, such as the equities and foreign exchange trading algorithm markets, in which we have limited experience or where competitors hold stronger market positions;

- potential failure of the due diligence processes to identify significant problems, liabilities or other challenges of an acquired company or product; and

- exposure to litigation or other claims in connection with, or inheritance of claims or litigation risk as a result of, an acquisition, including but not limited to, claims from terminated employees, customers, former stockholders or other third parties.

These factors could have a material adverse effect on our business, financial condition, results of operations and cash flows, particularly in the case of a larger acquisition or multiple acquisitions in a short period of time. From time to time, we may enter into negotiations for acquisitions or investments that are not ultimately consummated. Such negotiations could result in significant diversion of management time, as well as out-of-pocket costs.

The consideration paid in connection with an investment or acquisition also affects our financial results. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash to consummate any acquisition. To the extent we issue shares of capital stock or other rights to purchase capital stock, including options or other rights, existing stockholders may be diluted and earnings per share may decrease. In addition, acquisitions may result in the incurrence of debt, large one-time write-offs, such as of acquired in-process research and development costs, and restructuring charges.

We may also enter into strategic alliances, partnerships or joint ventures as a means to accelerate our entry into new markets, provide new solutions or enhance our existing capabilities. For example, in 2022, we made a significant minority investment in RFQ-hub, a bilateral multi-asset and multi-dealer request for quote platform. Entering into strategic alliances, partnerships and joint ventures entails risks, including: (i) difficulties in developing or expanding the business of newly formed alliances, partnerships and joint ventures; (ii) exercising influence over the activities of joint ventures in which we do not have a controlling interest; (iii) potential conflicts with or among our partners; (iv) the possibility that our partners could take action without our approval or prevent us from taking action; and (v) the possibility that our partners become bankrupt or otherwise lack the financial resources to meet their obligations.

Risks Related to Key Personnel and Employees

We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner.

Our success depends largely upon the continued services of our executive officers and other key personnel, including Richard M. McVey, our founder and Executive Chairman, and Christopher Concannon, our Chief Executive Officer. The terms of Messrs. McVey's and Concannon's employment agreements with us do not require them to continue to work for us and allow them to terminate their respective employment at any time, subject to certain notice requirements and forfeiture of non-vested equity compensation awards. We do not maintain "key person" life insurance on any of our executive officers and other key personnel. Although we have invested in succession plans and we have short-term contingency plans in place, any loss or interruption of Mr. McVey's or Mr. Concanon's services or that of one or more of our other executive officers or key personnel for any reason, as well as any negative market or industry perception arising from such loss or interruption, could result in our inability to manage our operations effectively and/or pursue our business strategy.

Because competition for our employees is intense, we may not be able to attract and retain the highly skilled employees we need to support our business.

We strive to provide high-quality services that will allow us to establish and maintain long-term relationships with our clients. Our ability to provide these services and maintain these relationships, as well as our ability to execute our business plan generally, depends in large part upon our employees. We must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for software engineers with extensive experience in designing and developing software and internet-related services, product managers and senior sales executives.

The market for qualified personnel, especially software developers, has become increasingly competitive in our talent markets. Many companies, including both our competitors and firms outside of our industry, are interested in hiring our experienced personnel. Additionally, highly innovative technology firms both in and outside our traditional geographic markets may offer attractive employment opportunities to our technology personnel through remote work opportunities. Many of these firms have greater resources than we have and are able to offer more lucrative compensation packages. We may not be successful in our efforts to recruit and retain the required personnel. The failure to attract new personnel or to retain and motivate our current personnel may have a material adverse effect on our business, financial condition and results of operations.

Regulatory and Legal Risks

We operate in a highly regulated industry and we may face restrictions with respect to the way we conduct certain of our operations.

Our business is subject to increasingly extensive governmental and other regulations. These regulations are designed to protect public interests generally rather than the interests of our stockholders. The SEC, FINRA and other agencies extensively regulate the United States financial services industry, including most of our operations in the United States. Much of our international operations are subject to similar regulations in their respective jurisdictions, including regulations overseen by the FCA in the U.K., the AFM in the Netherlands, ESMA in the E.U., the Monetary Authority of Singapore, the Investment Industry Regulatory Organization of Canada and provincial regulators in Canada, and the Securities and Exchange Commission and Central Bank in Brazil. In addition, our regulatory reporting business is registered as an ARM and APA with the FCA and ESMA. We also hold several cross-border licenses and permissions with various other regulatory bodies. See Part I, Item 1 "Business – Government Regulation – Non-U.S. Regulation."

As a matter of public policy, these regulatory bodies are responsible for safeguarding the integrity of the securities and other financial markets and protecting the interests of investors in those markets. These regulatory bodies have broad powers to promulgate and interpret, investigate and sanction non-compliance with their laws, rules and regulations. Most aspects of our broker-dealer and other licensed subsidiaries are highly regulated, including the way we deal with our clients; our capital requirements; our financial and regulatory reporting practices; required record-keeping and record retention procedures; the licensing of our employees; and the conduct of our directors, officers, employees and affiliates.

We and/or our directors, officers and employees may not be able to fully comply with these laws, rules and regulations. If we fail to comply with any of these laws, rules or regulations, we may be subject to censure, fines, cease-and-desist orders, suspension of our business, suspensions of personnel or other sanctions, including revocation of our membership in FINRA and registration as a broker-dealer.

Certain of our regulated subsidiaries, including our registered broker-dealers and MTFs, are subject to U.S. or foreign regulations which prohibit repayment of borrowings from us or our affiliates, paying cash dividends, making loans to us or our affiliates or otherwise entering into transactions that result in a significant reduction in regulatory net capital or financial resources, without prior notification to or approval from such subsidiary's principal regulator.

Our ability to operate our platforms in a jurisdiction may be dependent on continued registration or authorization in that jurisdiction or the maintenance of a proper exemption from such registration or authorization. Our ability to comply with all applicable laws and rules is largely dependent on our compliance, credit approval, audit and reporting systems and procedures, as well as our ability to attract and retain qualified compliance, credit approval, audit and risk management personnel. Our systems and procedures may not be sufficiently effective to prevent a violation of all applicable rules and regulations. In addition, the growth and expansion of our business may create additional strain on our compliance systems, procedures and personnel and has resulted, and we expect will continue to result, in increased costs to maintain and improve these systems.

In addition, because our industry is heavily regulated, regulatory approval may be required in order to continue or expand our business activities and we may not be able to obtain the necessary regulatory approvals on a timely or cost-effective basis, or at all. Even if approvals are obtained, they may impose restrictions on our business or we may not be able to continue to comply with the terms of the approvals or applicable regulations. The implementation of unfavorable regulations or unfavorable interpretations of existing regulations by courts or regulatory bodies could require us to incur significant compliance costs or cause the development or continuation of business activities in affected markets to be curtailed or become impractical. For a further description of the regulations which may limit our activities, see Part I, Item 1. "Business—Government Regulation."

Some of our subsidiaries are subject to regulations regarding changes in control of their ownership. These regulations generally provide that regulatory approval must be obtained in connection with any transaction resulting in a change in control of the subsidiary, which may include changes in control of MarketAxess. As a result of these regulations, our future efforts to sell shares or raise additional capital may be delayed or prohibited in circumstances in which such a transaction would give rise to a change in control as defined by the applicable regulatory body.

Our business and the trading businesses of many of our clients are subject to increasingly extensive government and other regulation, which may affect our trading volumes and increase our cost of doing business.

Our business, and the business of many of our clients, is subject to extensive regulation. Governmental and regulatory authorities periodically review legislative and regulatory initiatives, and may promulgate new or revised, or adopt changes in the interpretation and enforcement of existing, rules and regulations at any time. In addition, we must comply with the laws, regulations and registration rules of foreign governments and regulatory bodies for each country in which we conduct business. Any such changes in laws, rules or regulations or in governmental policies could create additional regulatory exposure for our business, cause us to incur significant additional costs, require us to change or cease aspects of our business or restrict or limit our ability to grow our business, any of which could have a material adverse effect on our business, financial condition or results of operations. For example, DORA, which focuses on the security of network and information systems of financial services entities as well as ICTs is expected to become applicable to portions of our business in January 2025. DORA will, among other things, introduce significant additional ICT-related governance, risk management, resilience testing and sub-contracting requirements. In addition, we are subject to ESMA's guidelines on outsourcing to cloud service providers, which impose additional risk management, contractual and notification requirements related to material cloud service providers. Further, regulators are increasingly looking to regulate use of advanced data processing technologies such as AI or machine learning, which may impact our operations as well as our products that incorporate such technologies. There have been in the past, and could be in the future, additional significant technological, operational and compliance costs associated with the obligations that derive from compliance with evolving laws, rules and regulations.

We cannot predict whether additional changes to the laws, rules and regulations that govern our business and operations, including changes to their interpretation, implementation or enforcement, will occur in the future or the extent to which any such changes will impact our business and operations, but they may cause us to expend significantly more compliance, business and technology resources, incur additional operational costs and create additional regulatory exposure. For example, the SEC has proposed rules that will expand Regulation ATS and Regulation SCI to alternative trading systems (ATS) that trade government securities and amend the SEC rule regarding the definition of an "exchange" to include Communication Protocol Systems, such as our RFQ protocols. Based on these proposed rules, we expect that we will have to operate all of our trading protocols in compliance with Regulation ATS and we could become subject to Regulation SCI for certain parts of our business in the future.

The SEC has also adopted final rule amendments that, effective May 2024, will shorten the standard settlement cycle for most broker-dealer securities transactions from two business days after the trade date (T+2) to one business day after the trade date (T+1). The shortening of the settlement cycle will lead to a reduction in the length of exposure to trading counterparties and lower margin requirements for our clearing operations, but it is also expected to increase the operational costs and complexities associated with cross border transactions conducted on our platforms. The impact of any of these reform efforts on us and our operations remains uncertain.

The SEC also adopted final rules on December 13, 2023 regarding the central clearing of certain secondary market transactions involving U.S. Treasury securities. This central clearing mandate will impact certain of our participants who do not centrally clear such trades today, and some have expressed concerns about the potential impact of additional clearing costs. The full impact of this change, and what effect it will have, whether positive or negative, on our industry, our clients or us is unknown at this time.

Further, we and/or our clients could become subject to future legislation and regulatory requirements beyond those currently proposed, adopted or contemplated in the U.S. or abroad. Additionally, unintended consequences of such new laws, rules and regulations may adversely affect our industry, our clients and us in ways yet to be determined. Any such legal and regulatory changes could affect us in substantial and unpredictable ways, and could have a material adverse effect on our business, financial condition and results of operations.

The growing divergence of the U.K. and European Union legal and regulatory requirements following Brexit could materially adversely impact our business, clients, financial condition, results of operations and prospects.

The U.K.'s exit from the E.U. has increased the operational complexity and cost of conducting business in both the E.U. and the U.K., and has introduced significant new barriers to cross-border trading, including uncertainties with respect to the legal and regulatory requirements to which we and our clients are subject. Brexit has led to a growing divergence between the U.K. and E.U. financial regulations, which may impact our ability to comply with the extensive government regulation to which we are subject. In addition, the cost and complexity of operating across increasingly divergent regulatory regimes has required us to make changes to the technology underlying our trading platforms and regulatory reporting systems in the U.K. and E.U., which has resulted in new regulatory and operational costs and challenges. We expect the cost and complexity of complying with diverging E.U. and U.K. financial regulations will continue to increase following the implementation of the amendments to the FSMA in the U.K., the MiFIR Review and DORA see Part I, Item 1. "Business—Government Regulation—Non-U.S. Regulation." In addition, as a result of Brexit, the E.U. regulatory authorities may enact regulatory changes that may affect our business by creating further market fragmentation.

Any of the foregoing factors could have a material adverse effect on our business, financial condition and results of operations.

The extensive regulation of our business means we have ongoing exposure to potentially significant costs and penalties.

Our businesses are subject to regulation by governmental and self-regulatory organizations in the jurisdictions in which we operate around the world. Many of these regulators, including U.S. and non-U.S. government agencies and self-regulatory organizations, as well as state securities commissions in the U.S., are empowered to bring enforcement actions and to conduct administrative proceedings and examinations, inspections, and investigations, which may result in costs, penalties, fines, enhanced oversight, additional requirements, restrictions, or limitations, and censure, suspension, or expulsion. Self-regulatory organizations such as FINRA, along with statutory bodies, such as the SEC, the FCA, the AFM and ESMA and other international regulators, require strict compliance with their rules and regulations.

Firms in the financial services industry have experienced increased scrutiny in recent years, and penalties, fines and other sanctions sought by regulatory authorities, including the SEC, FINRA, state securities commissions and state attorney generals in the U.S., and the FCA, ESMA and other international regulators, have increased accordingly. Accordingly, we face the risk of regulatory intervention, investigations and proceedings, any of which could involve extensive scrutiny of our activities and result in significant fines and liability. Any of these developments would require significant time and financial resources and could adversely affect our reputation, financial condition and operating results.

We are subject to the risks of litigation and securities laws liability.

Many aspects of our business, and the businesses of our clients, involve substantial risks of liability. Dissatisfied clients may make claims against us regarding quality of trade execution, improperly settled trades, resolution of trade error claims, system failures, failure to protect their confidential or personal information, mismanagement or even fraud. We may become subject to these claims as the result of delays, failures or malfunctions of our electronic trading platform and the services provided by us. We could incur significant legal expenses defending claims, even those without merit. An adverse resolution of any lawsuits or claims against us could have a material adverse effect on our business, financial condition and results of operations.

ESG and Climate Risks

Our operations, businesses and clients could be materially adversely affected by climate change and we are subject to other ESG risks that could adversely affect our reputation.

There is increasing concern over the risks of climate change and related environmental sustainability matters. The physical risks of climate change include rising average global temperatures, rising sea levels and an increase in the frequency and severity of extreme weather events and natural disasters, including floods, wildfires, hurricanes and tornadoes. The impact of such events could increase because of the geographical concentration of our operations and personnel in certain areas of the U.S. Any of our primary locations or those of third parties on which we rely may be vulnerable to the adverse physical effects of climate change, which could result in risk of loss incurred as a result of physical damage, power outages, or business interruption caused by such events.

In addition, governments, investors, employees, customers, and the general public are increasingly focused on ESG practices and disclosures. For example, certain investors are incorporating the business risks of climate change and the adequacy of companies' responses to climate change and other ESG matters as part of their investment theses and policies. Conversely, certain U.S. states have restricted state-controlled funds from investing based on ESG factors. Our reputation could be adversely impacted by our sustainability practices and ESG disclosures or investor perceptions thereof, including if we fail to establish measurable environmental goals or subsequently fail to meet any such goals or if the Company is perceived to have not responded appropriately to the growing concern for ESG or climate issues. Any negative publicity we receive regarding ESG, low ESG scores or ratings, or shifts in investing priorities may adversely affect the trading price of our common stock or our business, operations and earnings.

Finally, the Company could experience increased operating costs or capital expenditures associated with complying with new disclosure-based or emissions-reduction requirements.

Liquidity and Funding Risks

We cannot predict our future capital needs or our ability to obtain additional financing if we need it.

Our business is dependent upon the availability of adequate funding and regulatory capital under applicable regulatory requirements. The growth of our Open Trading protocols, in particular, is dependent on the willingness of our customers and counterparties to engage in transactions with us and any perceived issues with our capital levels or access to funding could have a material adverse effect on business. As a result of our self-clearing and settlement activities, we are also required to finance certain transactions, maintain deposits with various clearing organizations and clearing broker-dealers and maintain a special reserve bank account for the benefit of customers pursuant to Rule 15c3-3 of the Exchange Act. Although we believe that our available cash resources and borrowing capacity under our credit agreement are sufficient to meet our presently anticipated liquidity needs and capital expenditure requirements for at least the next 12 months, we may in the future need to raise additional funds to, among other things: (1) support more rapid growth of our business; (2) finance transactions and maintain margin deposits at clearing organizations; (3) acquire complementary companies or technologies; (4) increase the regulatory net capital necessary to support our operations; or (5) respond to unanticipated or changing capital requirements.

In addition, our liquidity could be impaired due to circumstances that we may be unable to control, such as a general market disruption or an operational problem that affects our trading customers or counterparties, other third parties or us.

All or part of any debt financing could be pursuant to the terms of our credit agreements with third party lenders, which include restrictive covenants with respect to dividends, issuances of additional capital and other financial and operational matters related to our business.

In the future, we may not be able to obtain additional financing, if needed, in amounts or on terms acceptable to us, if at all. If sufficient funds are not available or are not available on terms acceptable to us, our ability to fund our expansion, finance transactions and maintain margin deposits at clearing organizations, take advantage of acquisition opportunities, develop or enhance our services or products, or otherwise respond to competitive pressures would be significantly limited. These limitations could have a material adverse effect on our business, financial condition and results of operations.

Our credit agreement contains restrictive and financial covenants that could limit our operating flexibility, and we may incur additional debt in the future that may include similar or additional restrictions.

We are party to a credit agreement that provides for revolving loans and letters of credit up to an aggregate of $750.0 million. Subject to the satisfaction of certain specified conditions, we are permitted to upsize the borrowing capacity of the credit agreement by an additional $375.0 million. Our credit agreement contains certain covenants that, among other things, may restrict our ability to take certain actions, even if we believe them to be in our best interests. These covenants may restrict or prohibit, among other things, our ability to:

- incur or guarantee additional debt;
- create or incur liens;
- change our line of business;
- sell or transfer assets;
- make certain investments or acquisitions;
- pay dividends or distributions, redeem or repurchase our equity or make certain other restricted payments;
- consummate a merger or consolidation;
- enter into certain swap, derivative or similar transactions;
- enter into certain transactions with affiliates; and
- incur restrictions on our ability to grant liens or, in the case of subsidiaries, pay dividends or other distributions.

We are also required by our credit agreement to maintain a maximum consolidated total net leverage ratio and a minimum regulatory net capital balance for certain subsidiaries. We may not be able to meet these requirements or satisfy these covenants in the future. A breach of any of these covenants or the inability to comply with the required financial covenants could result in an event of default under the credit agreement. If any such event of default occurs, the lenders under the credit agreement could elect to declare all amounts outstanding and accrued and unpaid interest under the credit agreement to be immediately due and payable, and could foreclose on the assets securing the credit agreement. The lenders would also have the right in these circumstances to terminate any commitments they have to provide further credit extensions. We may incur other indebtedness in the future that may contain financial or other covenants more restrictive than those applicable to the credit agreement.

We maintain our cash at financial institutions, often in balances that exceed federally insured limits.

We regularly maintain cash balances with other financial institutions in excess of the FDIC insurance limit. A failure of any of the depository institutions that hold our deposits could impact access to our invested cash or cash equivalents and could adversely impact our operating liquidity and financial performance.

Item 1B. *Unresolved Staff Comments.*

None.

Item 1C. *Cybersecurity*

As a global technology company, and the provider of electronic trading platforms and solutions for fixed-income and other securities, we view cybersecurity as fundamental to our business. Accordingly, we aim to appropriately secure all of our business operations, including information that we generate in the performance of our services, and data provided to us by third parties, including clients, vendors, business partners and employees.

Risk Management and Strategy

The Company has adopted an Enterprise Risk and Resilience Framework (the "ERRF") to identify, assess, monitor, and control the Company's risks, including cybersecurity risks. Our Chief Risk Officer (the "CRO") is responsible for implementing and executing the ERRF. The Company's information security team is staffed with skilled professionals who manage the safeguarding of our information and is led by our Chief Information Security Officer (the "CISO"). This team is responsible for aligning our practices with the requirements of local regulations and the voluntary standards to which we strive to adhere, such as ISO/IEC 27001 and the Institute of Standards and Technology ("NIST") Cyber Security Framework. The CISO reports directly to our Chief Information Officer (the "CIO") and CRO. The CIO is responsible for designing and executing the Company's technology strategy, which includes overseeing the Company's cybersecurity strategy.

The Company's cybersecurity policies, standards, processes and practices are fully integrated into the Company's ERRF and are based on recognized frameworks established by NIST, the International Organization for Standardization and other applicable industry standards. In general, the Company seeks to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, integrity and availability of the information that the Company collects and stores by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.

As one of the critical elements of the Company's overall ERRF approach, the Company's cybersecurity program is focused on the following key areas:

- **Governance:** As discussed below in more detail under the heading "The Board's Oversight of Cybersecurity Risk," the Board's oversight of cybersecurity risk management is supported by the Risk Committee of the Board (the "Risk Committee"), which regularly interacts with the Company's CRO, CIO, CISO and other members of management.

- **Collaborative Approach:** The Company has implemented a comprehensive, cross-functional approach to identification, protection, detection, response and recovery from cybersecurity threats and incidents, while also implementing controls and procedures that are designed to provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner.

- **Technical Safeguards:** The Company deploys technical safeguards that are designed to protect the Company's information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.

- **Incident Response and Recovery Planning:** The Company has established and maintains its Information Security Incident Management Policy that addresses the Company's response to a cybersecurity incident, and such policy is tested and evaluated on a regular basis. The policy applies to all full- and part-time employees and contractors. The goal of the policy is to restore normal service operation as quickly as possible following an event, provide timely and accurate information to relevant stakeholders regarding such an event, as appropriate, and minimize the impact of such an event on our business operations. The policy is designed to ensure that we are meeting both our contractual and regulatory requirements related to cybersecurity events.

- **Data Collection, Use, Processing and Monitoring:** The Company maintains robust policies and procedures relating to our data collection, use and processing activities as well as mechanisms for monitoring our data systems and usage. We do not have retail clients and any gathering and maintaining of individual consumer data is very limited. We seek to maintain compliance with global data protection laws, including the EU General Data Protection Regulation (the "GDPR"), the UK Data Protection regime and the California Consumer Privacy Act (the "CCPA"), in the countries in which we operate, and meet our contractual commitments to our clients.

- **Third-Party Risk Management:** The Company maintains a comprehensive, risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers and other external users of the Company's systems, as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems.

- **Education and Awareness:** The Company provides regular, mandatory training for personnel regarding cybersecurity threats as a means to equip the Company's personnel with effective tools to address cybersecurity threats, and to communicate the Company's evolving information security policies, standards, processes and practices. In addition, the Company provides regular, mandatory training for personnel regarding key data privacy laws and the appropriate collection, use, and storage of data.

We periodically assess and test our policies, standards, processes and practices that are designed to address cybersecurity threats and incidents. These efforts include a wide range of activities, including audits, assessments, tabletop exercises, vulnerability testing and other exercises focused on evaluating the effectiveness of our cybersecurity measures and planning. The Company regularly engages third parties to perform assessments on our cybersecurity measures, including information security maturity assessments, audits and independent reviews of our information security control environment and operating effectiveness. The results of such assessments, audits and reviews are reported, as appropriate, to the Risk Committee, and the Company adjusts its cybersecurity policies, standards, processes and practices as necessary based on the information provided by these assessments, audits and reviews.

We experience cybersecurity threats and incidents from time to time. However, as of the date of this report, we have not experienced a cybersecurity threat or incident that has materially affected the Company in at least the last three years. While we are not currently aware of any risks from cybersecurity threats that are reasonably likely to materially affect the Company, please see Part I, Item 1A. – "Risk Factors – Malicious cyber-attacks, attempted cybersecurity breaches, and other adverse events affecting our operational systems or infrastructure, or those of third parties, could disrupt our businesses, result in the disclosure of confidential information, damage our reputation and cause losses or regulatory penalties."

The Board's Oversight of Cybersecurity Risk

The Board recognizes the critical importance of maintaining the trust and confidence of our clients, business partners and employees. The Board is actively involved in oversight of the Company's ERRF, and cybersecurity represents an important component of the Company's overall approach to enterprise risk management. The Board is responsible for overseeing the Company's risk management processes over the short-, medium- and long-term by staying informed of the Company's material risks and evaluating whether management has reasonable controls in place to address such material risks. As part of its oversight responsibilities, the Board dedicates meaningful time and attention to oversight of cybersecurity risk. The Board is not responsible, however, for defining or managing the Company's various risks. See "Management's Involvement in Cybersecurity Risk Oversight" below.

The Board and its committees oversee risk through regular reports from management. The Board's committees report on the matters discussed at the committee level to the full Board. The Risk Committee has primary responsibility for cybersecurity oversight. In that capacity, the Risk Committee receives quarterly presentations and reports, as well as additional reports as needed, on cybersecurity risks. Such reports address a wide range of topics including recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and information security considerations arising with respect to the Company's peers and third parties. The Board and the Risk Committee also receive prompt and timely information regarding any cybersecurity incident that meets established internal escalation thresholds, as well as ongoing updates regarding any such incident until it has been addressed.

Management's Involvement in Cybersecurity Risk Oversight

The CISO, in coordination with the Information Security Management System Committee, which includes our Chief Executive Officer and Interim Chief Financial Officer ("CEO"), CIO, CRO and General Counsel & Corporate Secretary (the "GC"), works collaboratively across the Company to implement a program designed to protect the Company's information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with the Company's incident response and recovery plans. To facilitate the success of the Company's cybersecurity risk management program, multidisciplinary teams throughout the Company are deployed to address cybersecurity threats and to respond to cybersecurity incidents. Through ongoing communications with these teams, the CISO and the Information Security Management System Committee monitor the prevention, detection, mitigation and remediation of cybersecurity threats and incidents in real time, and report such threats and incidents to the Risk Committee and/or the full Board when appropriate.

The CISO has served in various roles in information technology and information security for over 30 years, including previously serving as the Deputy Chief Information Security Officer of a large European banking group. The CISO has attained the professional certification of Certified Information System Security Professional (CISSP). The CIO holds undergraduate and masters degrees in computer science and has served in various roles in information technology for over 25 years. The Company's CRO holds an undergraduate degree and has over 25 years of experience managing risks, including risks arising from cybersecurity threats.

The Company is ISO/IEC 27001:2013 certified, which is a global standard that specifies the requirements for establishing, implementing, maintaining, and continually improving information security management systems. Additionally, we have received an independent examination regarding our compliance with SOC 2 Type 1 and Type 2.

Item 2. *Properties.*

Our corporate headquarters and principal U.S. office is located at 55 Hudson Yards in New York, New York, where we lease approximately 83,000 square feet under a lease expiring in August 2034. We also collectively lease approximately 59,000 square feet for our other office locations in jurisdictions such as the U.S., United Kingdom, Brazil, the Netherlands, Hong Kong and Singapore.

Item 3. *Legal Proceedings.*

In the normal course of business, we and our subsidiaries included in the consolidated financial statements may be involved in various lawsuits, proceedings and regulatory examinations. We assess liabilities and contingencies in connection with outstanding legal proceedings, if any, utilizing the latest information available. Based on currently available information, the outcome of our outstanding matters is not expected to have a material adverse impact on our financial position. It is not presently possible to determine our ultimate exposure to these matters and there is no assurance that the resolution of the outstanding matters will not significantly exceed any reserves accrued by us. See Note 15 to the Consolidated Financial Statements for a discussion of our commitments and contingencies.

Item 4. *Mine Safety Disclosures.*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

Our common stock trades on the NASDAQ Global Select Market under the symbol "MKTX".

On February 20, 2024, the last reported closing price of our common stock on the NASDAQ Global Select Market was $213.98.

Holders

There were 15 holders of record of our common stock as of February 20, 2024.

Recent Sales of Unregistered Securities

None.

Securities Authorized for Issuance Under Equity Compensation Plans

Please see the section entitled "Equity Compensation Plan Information" in Item 12.

Issuer Purchases of Equity Securities

During the three months ended December 31, 2023, we repurchased the following shares of common stock:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs
				(In thousands)
October 1, 2023 - October 31, 2023	853	$ 213.64	—	$ 100,016
November 1, 2023 - November 30, 2023	19,773	222.86	—	100,016
December 1, 2023 - December 31, 2023	—	—	—	100,016
Total	20,626	$ 222.48	—	

During the three months ended December 31, 2023, we repurchased 20,626 shares of common stock that were surrendered to us to satisfy withholding tax obligations upon the exercise of stock options and vesting of restricted shares and restricted stock units. There were no shares repurchased in connection with our share repurchase program during the three months ended December 31, 2023.

In January 2021, our Board authorized a share repurchase program for up to $100.0 million that commenced in April 2021 and was completed in January 2022. In January 2022, our Board authorized a new share repurchase program for up to $150.0 million that commenced in March 2022. Shares repurchased under this program will be held in treasury for future use. As of December 31, 2023, we had $100.0 million of remaining capacity under the program.

STOCK PERFORMANCE GRAPH

The following graph shows a comparison of the cumulative total return for (i) our common stock; (ii) the S&P 500 Index; and (iii) the Dow Jones U.S. Financials Index, in each case for the past five years. The performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate it by reference into such filing.

The figures in this graph assume an initial investment of $100 in our common stock and in each index on December 31, 2018, and that all dividends were reinvested. The returns illustrated below are based on historical results during the period indicated and should not be considered indicative of future stockholder returns.



Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. In addition to historical information, this discussion and analysis contains forward-looking statements relating to future events and the future performance of MarketAxess that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements involve risks and uncertainties. Our actual results and timing of various events could differ materially from those anticipated in such forward-looking statements as a result of a variety of factors, as more fully described in this section, in "Item 1A. Risk Factors", in "Cautionary Note Regarding Forward Looking Statements" and elsewhere in this Annual Report on Form 10-K. Except as may be required by applicable law, we undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

The following discussion includes a comparison of our Financial Results, Cash Flow Comparisons and Liquidity and Capital Resources for the years ended December 31, 2023 and 2022, respectively. A discussion of changes in our Financial Results and Cash Flow Comparisons from the year ended December 31, 2021 to the year ended December 31, 2022 may be found in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," of Part II of our Annual Report on Form 10-K for the year ended December 31, 2022.

Executive Overview

MarketAxess operates leading electronic trading platforms delivering greater trading efficiency, a diversified pool of liquidity and significant cost savings to our clients across the global fixed-income markets. Over 2,000 institutional investor and broker-dealer firms use our patented trading technology to efficiently trade U.S. high-grade bonds, U.S. high-yield bonds, emerging market debt, Eurobonds, municipal bonds, U.S. government bonds and other fixed-income securities. Our award-winning Open Trading marketplace is widely regarded as the preferred all-to-all trading solution in the global credit markets, creating a unique liquidity pool for a broad range of credit market participants. We leverage our diverse set of trading protocols, automated and algorithmic trading solutions, intelligent data and index products and a range of post-trade services to provide an end-to-end trading solution to our robust network of platform participants.

We provide automated and algorithmic trading solutions that we believe, when combined with our integrated and actionable data offerings, will help our clients make faster, better-informed decisions on when and how to trade on our platforms. In 2023, we introduced X-Pro, our newest trading platform, to more seamlessly combine our trading protocols with our proprietary data and pre-trade analytics. We expect that our recent acquisition of Pragma, a quantitative trading technology provider specializing in algorithmic and analytical trading services, will accelerate our development of AI driven execution algorithms across all of our key product areas.

We operate in a large and growing market that provides us with a significant opportunity for future growth, due, in part, to the relatively low levels of electronic trading in many of our largest current product areas. We offer Open Trading for most of our products in order to capitalize on this addressable market by increasing the number of potential trading counterparties and providing our clients with a menu of solutions at each step in the trading process. We believe that Open Trading drives meaningful price improvement for our clients and reduces risk in fixed-income markets by creating a global, diversified pool of liquidity whereby our institutional investor, dealer and alternative liquidity provider clients can all interact on an anonymous basis. Institutional investors can also send trading inquiries directly to their traditional broker-dealer counterparties on a disclosed basis, while simultaneously accessing additional counterparties through our anonymous Open Trading solutions.

We also provide a number of integrated and actionable data offerings, including CP+™ and Axess All®, to assist clients with real-time pricing and trading decisions and transaction cost analysis. We have a range of post-trade services, including straight-through processing, post-trade matching, trade publication, regulatory transaction reporting and market and reference data across fixed-income and other products.

We derive revenue from commissions for transactions executed on our platforms, information services, post-trade services and technology services. Our expenses consist of employee compensation and benefits, depreciation and amortization, technology and communication expenses, professional and consulting fees, occupancy, marketing and advertising, clearing costs and general and administrative expenses.

Our objective is to provide the leading global electronic trading platforms for fixed-income securities, connecting broker-dealers and institutional investors more easily and efficiently, while offering a broad array of trading information and technology services to market participants across the trading cycle. The key elements of our strategy are discussed in Part I, Item 1. "Business – Our Strategy."

Critical Factors Affecting Our Industry and Our Company

Economic, Political and Market Factors

The global fixed-income securities industry is risky and volatile and is directly affected by a number of economic, political and market factors that may impact trading volume. These factors could have a material adverse or positive effect on our business, financial condition and results of operations. These factors include, among others, credit market conditions, the current interest rate environment, including the volatility of interest rates and investors' forecasts of future interest rates, the duration of bonds traded, economic and political conditions in the United States, Europe and elsewhere, and the consolidation or contraction of our broker-dealer and institutional investor clients.

During the second and third quarters of 2023, we experienced challenging operating conditions in the fixed-income markets, as the prospect of renewed inflation triggered a rapid rise in long-term bond yields. Such rise in bond yields during the second and third quarters of 2023 coupled with lower years to maturity of the bonds traded on our platforms relative to 2022 resulted in a decrease in the duration of U.S. high-grade bonds traded on our platforms, which had a negative effect on our average variable transaction fee per million, principally in U.S. high-grade during the quarters. In addition, the low levels of credit spread volatility during the second and third quarters of 2023 contributed to a decrease in ETF market maker activity, which we believe had a negative impact on our ability to increase our U.S. high-yield volumes. In the fourth quarter of 2023, market volatility increased, which benefited ETF market maker activity and U.S. high-grade and U.S. high-yield market volumes.

The failures of Silicon Valley Bank and Signature Bank in March 2023 created bank-specific and broader financial institution liquidity risk and concerns, which may result in stricter bank capital and liquidity requirements. Future adverse developments with respect to specific financial institutions or the broader financial services industry may lead to market-wide liquidity shortages, impair the ability of companies to access working capital needs, and create additional market and economic uncertainty.

There has been increased demand for green bonds and other securities linked to environmental, social and governance factors in the fixed-income markets in which we operate.

Because the majority of our assets are short-term in nature, they are not significantly affected by inflation. However, the rate of inflation impacts our expenses, such as employee compensation, technology and communications expenses, which may not be readily recoverable in the prices of our services. To the extent inflation continues to result in rising interest rates or has other adverse effects on the securities markets or the economy, it may adversely affect our financial position and results of operations.

We expect that current cash and investment balances, in combination with cash flows that are generated from operations and the ability to borrow under our 2023 Credit Agreement (as defined below), will be sufficient to meet our liquidity needs and planned capital expenditure requirements for at least the next twelve months. We ended the quarter with $749.9 million in available borrowing capacity under the 2023 Credit Agreement and capital significantly in excess of our regulatory requirements.

Competitive Landscape

The global fixed-income securities industry generally, and the electronic financial services markets in which we engage in particular, are highly competitive, and we expect competition to intensify in the future. Sources of competition for us will continue to include, among others, bond trading conducted directly between broker-dealers and their institutional investor clients over the telephone or electronically and other multi-dealer or all-to-all trading platforms. Competitors, including companies in which some of our broker-dealer clients have invested, have developed or acquired electronic trading platforms or have announced their intention to explore the development of electronic platforms or information networks that may compete with us.

We primarily compete on the basis of our client network, the liquidity provided by our dealer, and, to a lesser extent, institutional investor clients, the total transaction costs associated with our services, the breadth of products, protocols and services offered, as well as the quality, reliability, security and ease of use of our platforms. We believe that our ability to grow volumes and revenues will largely depend on our performance with respect to these factors.

There has been increased demand for portfolio trading workflows over the last few years, which has resulted in heightened competition among trading platforms to enhance their portfolio trading offerings and expand them across different geographies and products.

Our competitive position is enhanced by the unique liquidity provided by our Open Trading functionalities and the integration of our broker-dealer and institutional investor clients with our electronic trading platforms and other systems. We have focused on the unique aspects of the credit markets we serve in the development of our platforms, working closely with our clients to provide a system that is suited to their needs.

Regulatory Environment

Our business is subject to extensive regulations in the United States and internationally, which may expose us to significant regulatory risk and cause additional legal costs to ensure compliance. The existing legal framework that governs the financial markets is periodically reviewed and amended, resulting in the enactment and enforcement of new laws and regulations that apply to our business. The SEC recently proposed rules that will expand Regulation ATS and Regulation SCI to alternative trading systems (ATS) that trade government securities and amend the SEC rule regarding the definition of an "exchange" to include Communication Protocol Systems, such as our RFQ protocols. Based on these proposed rules, we expect that we will have to operate all of our trading protocols in compliance with Regulation ATS and we could become subject to Regulation SCI for certain parts of our business in the future. The SEC has also adopted final rule amendments that, effective May 2024, will shorten the standard settlement cycle for most broker-dealer securities transactions from two business days after the trade date (T+2) to one business day after the trade date (T+1). The shortening of the settlement cycle will lead to a reduction in the length of exposure to trading counterparties and lower margin requirements for our clearing operations, but it is also expected to increase the operational costs and complexities associated with cross border transactions conducted on our platforms. The SEC also adopted final rules on December 13, 2023 regarding the central clearing of certain secondary market transactions involving U.S. Treasury securities. This central clearing mandate will impact certain of our participants who do not centrally clear such trades today, and some have expressed concerns about the potential impact of additional clearing costs. The impact of any of these reform efforts on us and our operations remains uncertain.

As a result of Brexit, we obtained authorizations from the AFM for our subsidiaries in the Netherlands in 2019. We now provide regulated services to our clients within the E.U. in reliance on the cross-border services passport held by our Dutch subsidiaries. Brexit has led to an ongoing divergence between the U.K. and E.U. financial regulations, which has made it more difficult and costly to comply with the extensive government regulation to which we are subject. The cost and complexity of operating across increasingly divergent regulatory regimes has increased and is likely to continue to increase in the future.

Compliance with regulations may require us to dedicate additional financial and operational resources, which may adversely affect our profitability. For example, DORA, which will become applicable to portions of our business in 2025, will require us to dedicate additional financial and operational resources to meet the significant additional ICT-related governance, risk management, resilience testing and sub-contracting requirements created by the legislation. However, we also believe new regulations may increase demand for our platforms and we believe we are well positioned to benefit from those regulatory changes that cause market participants to seek electronic trading platforms that meet the various regulatory requirements and help them comply with their regulatory obligations.

For further description of the regulations which govern our business, see Part I, Item 1. "Business—Government Regulation."

Technology Environment

We must continue to enhance and improve our electronic trading platforms. The electronic financial services industry is characterized by increasingly complex systems and infrastructures and new business models. Our future success will depend on our ability to enhance our existing products and services, develop and/or license new products and technologies that address the increasingly sophisticated and varied needs of our existing and prospective broker-dealer and institutional investor clients and respond to technological advances and emerging industry and regulatory standards and practices on a cost-effective and timely basis. For example, in 2023, we introduced MarketAxess X-Pro, our new trading platform, which provides traders with a flexible user experience, intuitive workflows and access to our proprietary data and pre-trade analytics. We plan to continue to focus on technology infrastructure initiatives and improving our platforms with the goal of further enhancing our leading market position.

As the overall share of electronic trading grows in global credit products, we are experiencing continued demand for, and growth in, our automated and algorithmic trading solutions. We also support a large and growing base of dealer market making algorithms. In 2023, trading volumes in our automated trading protocols rose to $303.3 billion, up 37.8% from $220.2 billion in 2022. There were 204 active client firms using our automated and algorithmic trading protocols in 2023, up 25.9% from 2022. In 2023, there were 32.5 million dealer algorithmic responses on our platforms, up 37.0% from 2022.

We experience cybersecurity threats and incidents from time to time. However, as of the date of this report, MarketAxess has not experienced a cybersecurity threat or incident that has materially affected the Company in at least the past three years. Cybersecurity incidents could impact revenue and operating income and increase costs. We therefore continue to make investments in our cybersecurity infrastructure and training of employees, which may result in increased costs, to strengthen our cybersecurity measures.

See also Part I, Item 1A. - "Risk Factors, Technology, IT Systems and Cybersecurity Risks" and Part I, Item 1C – "Cybersecurity."

Trends in Our Business

The majority of our revenue is derived from commissions for transactions executed on our platforms between and among our institutional investor and broker-dealer clients and monthly distribution fees. We believe that the following are the key variables that impact the notional value of such transactions on our platforms and the amount of commissions and distribution fees earned by us:

- the number of participants on our platforms and their willingness to use our platforms instead of competitors' platforms or other execution methods;

- the frequency and competitiveness of the price responses by participants on our platforms;

- the number of markets that are available for our clients to trade on our platforms;

- the overall level of activity in these markets;

- the duration of the bonds trading on our platforms; and

- the particular fee plan under which we earn commissions and distribution fees.

We believe that overall corporate bond market trading volume is affected by various factors including the absolute levels of interest rates, the direction of interest rate movements, the level of new issues of corporate bonds and the volatility of corporate bond spreads versus U.S. Treasury securities. Because a significant percentage of our revenue is tied directly to the volume of securities traded on our platforms, it is likely that a general decline in trading volumes, regardless of the cause of such decline, would reduce our revenues and have a significant negative impact on profitability.

As further described under "— Critical Factors Affecting our Industry and our Company — Economic, Political and Market Factors" and "— Results of Operations — Year Ended December 31, 2023 Compared to Year Ended December 31, 2022", in 2023, our trading volumes and our average variable transaction fee per million decreased.

Components of Our Results of Operations

Commission Revenue

Commissions are recognized on a trade date basis, are generally calculated as a percentage of the notional dollar volume of bonds traded on our platforms and vary based on the type, size, yield and maturity of the bond traded, as well as individual client incentives. Bonds that are more actively traded or that have shorter maturities are generally charged lower commissions, while bonds that are less actively traded or that have longer maturities generally command higher commissions.

For Open Trading trades that we execute between and among institutional investor and broker-dealer clients on a matched principal basis by serving as counterparty to both the buyer and the seller, we earn our commission through the difference in price between the two trades. For the majority of U.S. Treasury matched principal trades, commissions are invoiced and recorded on a monthly basis.

Credit Commissions. Credit includes U.S. high-grade corporate bonds, high-yield bonds, emerging markets bonds, Eurobonds, municipal bonds and leveraged loans. Our U.S. high-grade corporate bond fee plans generally incorporate variable transaction fees and fixed distribution fees billed to our broker-dealer clients on a monthly basis. Certain broker-dealers participate in fee programs that do not contain monthly distribution fees and instead incorporate additional per transaction execution fees and minimum monthly fee commitments. Under these fee plans, we electronically add the transaction fee to the spread quoted by the broker-dealer client. The U.S. high-grade transaction fee is generally designated in basis points in yield and, as a result, is subject to fluctuation depending on the duration of the bond traded.

Commissions for high-yield bonds, emerging markets bonds, Eurobonds, municipal bonds and leveraged loans generally vary based on the type of the instrument traded using standard fee schedules. Our high-yield fee plan structure is similar to our U.S. high-grade fee plans. Certain dealers participate in a high-yield fee plan that incorporates a variable transaction fee and a fixed distribution fee, while other dealers participate in a plan that does not contain monthly distribution fees and instead incorporates additional per transaction execution fees and minimum monthly fee commitments.

The average credit fees per million may vary in the future due to changes in yield, years-to-maturity and nominal size of high-grade bonds traded on our platforms and changes in product mix or trading protocols.

Credit distribution fees include any unused monthly fee commitments under our variable fee plans.

Rates Commissions. Rates includes U.S. Treasury, U.S. agency and European government bonds. Commissions for rates products generally vary based on the type of the instrument traded. U.S. Treasury fee plans are typically volume tiered and can vary based on the trading protocol. The average rates fee per million may vary in the future due to changes in product mix or trading protocols.

We anticipate that average fees per million may change in the future. Consequently, past trends in credit and rates commissions are not necessarily indicative of future commissions.

Other Commissions. Other commissions includes equities and foreign exchange commissions for Pragma's algorithmic trading services. Commissions for equities are volume-tiered and consist of variable transaction fees billed monthly, while commissions for foreign exchange generally incorporate variable transaction fees and fixed distribution fees that are billed monthly.

Information Services

We generate revenue from data licensed to our broker-dealer clients, institutional investor clients and data-only subscribers; professional and consulting services; technology software licenses; and maintenance and support services. These revenues are either for subscription-based services transferred over time, and may be net of volume-based discounts, or one-time services. Revenues for services transferred over time are recognized ratably over the contract period while revenues for services transferred at a point in time are recognized in the period the services are provided. Customers are generally billed monthly, quarterly, or annually; revenues billed in advance are deferred and recognized ratably over the contract period.

Post-trade Services

We generate revenue from regulatory transaction reporting, trade publication and post-trade matching services. Customers are generally billed in the current month or monthly in arrears and revenue is recognized in the period that the transactions are processed. Revenues billed in advance are deferred and recognized ratably over the contract period. We also generate one-time implementation fees for onboarding clients which are invoiced and recognized in the period the implementation is complete.

Technology Services

Technology services includes technology services revenue generated by Pragma and revenue generated from telecommunications line charges to broker-dealer clients.

Expenses

In the normal course of business, we incur the following expenses:

Employee Compensation and Benefits. Employee compensation and benefits is our most significant expense and includes employee salaries, stock-based compensation costs, other incentive compensation, employee benefits and payroll taxes.

Depreciation and Amortization. We depreciate our computer hardware and related software, office hardware and furniture and fixtures and amortize our capitalized software development costs on a straight-line basis over three to seven years. We amortize leasehold improvements on a straight-line basis over the lesser of the life of the improvement or the remaining term of the lease. Intangible assets with definite lives, including purchased technologies, customer relationships and other intangible assets, are amortized over their estimated useful lives, which range from one to 15 years, using either a straight-line or accelerated amortization method based on the pattern of economic benefit that we expect to realize from such assets. Intangible assets are assessed for impairment when events or circumstances indicate a possible impairment.

Technology and Communications. Technology and communications expense consists primarily of costs relating to software and licenses, maintenance on software and hardware, cloud hosting costs, data feeds provided by outside vendors, U.S. government bonds technology platform licensing fees, data center hosting costs and our internal network connections. The majority of our broker-dealer clients have dedicated high-speed communication lines to our network in order to provide fast data transfer. We charge our broker-dealer clients a monthly fee for these connections, which is recovered against the relevant expenses we incur.

Professional and Consulting Fees. Professional and consulting fees consist primarily of accounting fees, legal fees and fees paid to information technology and other consultants for services provided for the maintenance of our trading platforms, information and post-trade services products and other services.

Occupancy. Occupancy costs consist primarily of office and equipment rent, utilities and commercial rent tax.

Marketing and Advertising. Marketing and advertising expense consists primarily of branding and other advertising expenses we incur to promote our products and services. This expense also includes costs associated with attending or exhibiting at industry-sponsored seminars, conferences and conventions, and travel and entertainment expenses incurred by our sales force to promote our trading platforms, information services and post-trade services.

Clearing Costs. Clearing costs consist of fees that we are charged by third-party clearing brokers and depositories for the clearing and settlement of matched principal trades, regulatory reporting fees and variable transaction fees assessed by the provider of our third-party middle office system.

General and Administrative. General and administrative expense consists primarily of general travel and entertainment, board of directors' expenses, regulatory fees, media subscription costs, charitable contributions, provision for doubtful accounts, various state franchise and U.K. value-added taxes and other miscellaneous expenses.

Expenses may continue to grow in the future, notably in employee compensation and benefits as we increase headcount to support investment in new products, operational support and geographic expansion, depreciation and amortization due to increased investment in new products and enhancements to our trading platforms, and technology and communication costs. Expenses may also grow due to increased regulatory complexity, acquisitions or the continued effects of inflation.

Other Income (Expense)

Interest Income. Interest income consists of interest income earned on our cash and cash equivalents, restricted cash, deposits and investments.

Interest Expense. Interest expense consists of financing charges incurred on short-term borrowings.

Equity in Earnings of Unconsolidated Affiliate. Equity in earnings of unconsolidated affiliate represents the proportionate share of our equity method investee's net income.

Other, Net. Other, net consists of realized and unrealized gains and losses on trading security investments and foreign currency forward contracts, foreign currency transaction gains or losses, investment advisory fees, credit facility administrative fees, gains or losses on revaluations of contingent consideration payable and other miscellaneous revenues and expenses.

Critical Accounting Estimates

This Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of income and expenses during the reporting periods. We base our estimates and judgments on historical experience and on various other factors that we believe are reasonable under the circumstances. Actual results may differ from these estimates under varying assumptions or conditions. Critical accounting estimates for us include stock-based compensation.

Stock-based compensation

We maintain the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (the "2020 Plan") which provides for the grant of stock options, stock appreciation rights, restricted stock, performance shares, performance units, restricted stock units, performance stock units, or other stock-based awards as incentives to encourage employees, consultants and non-employee directors to participate in our long-term success. We make critical accounting estimates related to performance shares and performance stock units granted under the 2020 Plan.

In 2021, 2022 and 2023, annual performance-based equity awards (collectively, the "Performance Equity Awards") were granted to the executive officers and certain senior managers. Each Performance Equity Award is earned or forfeited based on our level of achievement of certain predetermined metrics, including pre-tax adjusted operating margin and market share for the 2021 awards, and pre-tax adjusted operating margin, U.S. credit market share, and revenue growth excluding U.S. credit for the 2022 and 2023 awards. The vested share pay-out ranges from zero to 200% of the Performance Equity Award target. The number of Performance Equity Awards that vest, if any, is determined by the level of achievement of the performance metrics during the three-year performance periods, as certified by the Compensation and Talent Committee following the conclusion of the performance period. In addition, participants must provide continued service through the vesting date, subject to death, disability and qualified retirement exceptions, as applicable. Compensation expense for the Performance Equity Awards is measured using the fair value of our stock at the grant date and estimates of future performance and actual share payouts. Each period, we make estimates of the current expected share payouts and adjust the life-to-date compensation expense recognized since the grant date. As of December 31, 2023, a 10.0% change in the expected final share payouts would increase or decrease the life-to-date compensation expense by $1.3 million. The estimated final share payouts for the 2021 and 2022 awards as of December 31, 2023 decreased 34.6% compared to December 31, 2022.

Recent Accounting Pronouncements

See Note 2 for a discussion of any recent accounting pronouncements relevant to our Consolidated Financial Statements.

Segment Results

We operate electronic platforms for the trading of fixed-income securities and provide related data, analytics, compliance tools and post-trade services. We consider our operations to constitute a single business segment because of the highly integrated nature of these products and services, the financial markets in which we compete and our worldwide business activities. We believe that results by geographic region or client sector are not necessarily meaningful in understanding our business. See Note 16 to the Consolidated Financial Statements for certain geographic information about our business required by GAAP.

Results of Operations

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

The following table summarizes our financial results for the years ended December 31, 2023 and 2022:

		Year Ended December 31,			
	2023	**2022**	**$ Change**	**% Change**	
			($ in thousands, except per share amounts)		
Revenues	$ 752,547	$ 718,300	$ 34,247	4.8 %	
Expenses	437,528	391,424	46,104	11.8	
Operating income	315,019	326,876	(11,857)	(3.6)	
Other income (expense)	17,681	11,412	6,269	54.9	
Income before income taxes	332,700	338,288	(5,588)	(1.7)	
Provision for income taxes	74,645	88,064	(13,419)	(15.2)	
Net income	$ 258,055	$ 250,224	$ 7,831	3.1 %	
Net income per common share – Diluted	$ 6.85	$ 6.65	$ 0.20	3.0 %	

Changes in average foreign currency exchange rates compared to the U.S. dollar had the effect of increasing revenues and expenses by $0.9 million and $1.1 million, respectively, for the years ended December 31, 2023 and 2022.

Revenues

Our revenues for the years ended December 31, 2023 and 2022, and the resulting dollar and percentage changes, were as follows:

	Year Ended December 31,					
	2023		**2022**			
			($ in thousands)			
		% of Revenues		**% of Revenues**	**$ Change**	**% Change**
Commissions	$ 662,964	88.1 %	$ 641,183	89.3 %	$ 21,781	3.4 %
Information services	46,383	6.2	39,314	5.5	7,069	18.0
Post-trade services	40,178	5.3	36,877	5.1	3,301	9.0
Technology services	3,022	0.4	926	0.1	2,096	226.3
Total revenues	$ 752,547	100.0 %	$ 718,300	100.0 %	34,247	4.8 %

Commissions

Our commission revenues for the years ended December 31, 2023 and 2022, and the resulting dollar and percentage changes, were as follows:

	2023	**2022**	**$ Change**	**% Change**
	Year Ended December 31,			
			($ in thousands)	
Variable transaction fees				
Credit	$ 496,028	$ 491,680	$ 4,348	0.9 %
Rates	20,749	22,341	(1,592)	(7.1)
Other	4,979	—	4,979	NM
Total variable transaction fees	521,756	514,021	7,735	1.5
Fixed distribution fees				
Credit	140,700	126,915	13,785	10.9
Rates	252	247	5	2.0
Other	256	—	256	NM
Total fixed distribution fees	141,208	127,162	14,046	11.0
Total commissions	$ 662,964	$ 641,183	$ 21,781	3.4 %

NM - not meaningful

Credit variable transaction fees increased by $4.3 million, driven by a 6.2% increase in trading volume, partially offset by a 5.0% decrease in total credit average variable transaction fee per million. Open Trading credit volume totaled $955.6 billion during the year ended December 31, 2023, up 1.7%, and Open Trading credit variable transaction fees represented 33.9% and 33.7% of total variable transaction fees for the years ended December 31, 2023 and 2022, respectively. Rates variable transaction fees decreased by $1.6 million, driven principally by a 14.5% decrease in trading volumes, partially offset by an 8.8% increase in average variable transaction fee per million. Other variable transaction fees include equities and foreign exchange commissions earned by Pragma.

Credit fixed distribution fees increased $13.8 million mainly due to new dealers on fixed distribution fee plans and certain dealers moving to plans with higher fixed distribution fees.

Our trading volumes for the years ended December 31, 2023 and 2022 were as follows:

	Year Ended December 31,			
	2023	2022	$ Change	% Change
	($ in millions)			
Trading volume data				
Credit				
High-grade	$ 1,457,559	$ 1,364,530	$ 93,029	6.8 %
High-yield	398,275	424,812	(26,537)	(6.2)
Emerging markets	717,877	693,560	24,317	3.5
Eurobonds	441,171	362,713	78,458	21.6
Other credit	112,451	99,225	13,226	13.3
Total credit	3,127,333	2,944,840	182,493	6.2
Rates				
U.S. government bonds	4,545,850	5,347,607	(801,757)	(15.0)
Agency and other government bonds	106,933	96,782	10,151	10.5
Total rates	4,652,783	5,444,389	(791,606)	(14.5)
Total trading volume	$ 7,780,116	$ 8,389,229	$ (609,113)	(7.3) %
Number of U.S. Trading Days	249	249		
Number of U.K. Trading Days	251	250		

For volume reporting purposes, transactions in foreign currencies are converted to U.S. dollars at average monthly rates.

The 6.8% increase in our U.S. high-grade volume was principally due to an increase in estimated market volumes, partially offset by a decrease in our estimated market share. Estimated U.S. high-grade market volume as reported by TRACE increased by 11.7% to $7.2 trillion for the year ended December 31, 2023 compared to the year ended December 31, 2022. Our estimated market share of total U.S. high-grade corporate bond volume decreased to 20.4% for the year ended December 31, 2023 from 21.3% for the year ended December 31, 2022. Our high-yield volume decreased by 6.2% due to decreases in our estimated market share and estimated market volumes. Our emerging markets volumes increased by 3.5%, mainly due to an increase in local markets trading volumes. Eurobond volumes increased by 21.6%, mainly due to increases in estimated market volumes and our estimated market share. Other credit volumes increased 13.3%, mainly due to an increase in our estimated municipal bond market share. Rates trading volume decreased 14.5%, primarily due to a decrease in our estimated market share.

Our average variable transaction fee per million for the years ended December 31, 2023 and 2022 was as follows:

	Year Ended December 31,			
	2023	2022	$ Change	% Change
Average variable transaction fee per million				
Credit	$ 158.61	$ 166.96	$ (8.35)	(5.0) %
Rates	4.46	4.10	0.36	8.8

Credit average variable transaction fee per million decreased by 5.0% to $158.61 per million for the year ended December 31, 2023, mainly due to a decrease in the duration of U.S. high-grade bonds traded on our platforms and product mix-shift in other credit products. Rates average variable transaction fee per million increased 8.8% mainly due to product mix-shift in rates products.

Information Services. Information services revenue increased by $7.1 million for the year ended December 31, 2023, mainly due to net new data contract revenue of $7.4 million offset by the negative impact of foreign currency fluctuations of $0.3 million.

Post-Trade Services. Post-trade services revenue increased by $3.3 million for the year ended December 31, 2023, principally due to net new contract revenue of $3.7 million offset by the negative impact of foreign currency fluctuations of $0.4 million.

Technology Services. Technology services revenue increased by $2.1 million for the year ended December 31, 2023 due to technology services revenue generated by Pragma.

Expenses

The following table summarizes our expenses for the years ended December 31, 2023 and 2022:

	Year Ended December 31,			
	2023	**2022**	**$ Change**	**% Change**
	($ in thousands)			
Expenses				
Employee compensation and benefits	$ 206,926	$ 182,104	$ 24,822	13.6 %
Depreciation and amortization	70,557	61,446	9,111	14.8
Technology and communications	62,801	52,964	9,837	18.6
Professional and consulting fees	31,935	33,949	(2,014)	(5.9)
Occupancy	14,216	14,121	95	0.7
Marketing and advertising	11,049	9,977	1,072	10.7
Clearing costs	17,002	17,663	(661)	(3.7)
General and administrative	23,042	19,200	3,842	20.0
Total expenses	$ 437,528	$ 391,424	$ 46,104	11.8 %

Employee compensation and benefits increased by $24.8 million primarily due to increases in salaries, taxes and benefits on higher employee headcount of $25.1 million, partially offset by lower stock-based compensation of $0.3 million.

Depreciation and amortization increased by $9.1 million primarily due to higher amortization of software development costs of $6.0 million, higher amortization of acquired intangibles of $2.2 million, and higher amortization of production software and hardware of $2.0 million and $0.7 million, respectively, partially offset by lower depreciation of software licenses of $1.6 million. For the years ended December 31, 2023 and 2022, $9.3 million and $13.1 million, respectively, of equipment purchases and leasehold improvements and $43.1 million and $38.7 million, respectively, of software development costs were capitalized.

Technology and communications expenses increased by $9.8 million primarily due to higher software subscription costs of $4.9 million, higher data center costs of $2.2 million, higher cloud hosting costs of $1.6 million, and higher IT support costs of $1.1 million.

Professional and consulting fees decreased by $2.0 million primarily due to lower IT consulting fees of $1.8 million, lower acquisition-related integration consulting fees of $1.0 million, lower audit and tax fees of $0.4 million and lower consulting costs related to our self-clearing operations of $0.2 million, partially offset by higher acquisition-related legal and consulting fees of $1.2 million and other consulting fees of $0.2 million.

Marketing expenses increased by $1.1 million primarily due to higher advertising and sales-related travel and entertainment costs.

General and administrative expenses increased by $3.8 million primarily due to higher office-related administration costs of $1.4 million, higher subscription costs of $1.2 million, higher travel and entertainment costs of $1.0 million and higher regulatory fees of $0.2 million.

Other Income (Expense)

Our other income (expense) for the years ended December 31, 2023 and 2022, and the resulting dollar and percentage changes, were as follows:

| | Year Ended December 31, | | | |
	2023	2022	$ Change	% Change
	($ in thousands)			
Interest income	$ 22,425	$ 5,040	$ 17,385	NM
Interest expense	(1,983)	(700)	(1,283)	183.3 %
Equity in earnings of unconsolidated affiliate	735	1,126	(391)	(34.7)
Other, net	(3,496)	5,946	(9,442)	NM
Total other income (expense)	$ 17,681	$ 11,412	$ 6,269	54.9 %

NM - not meaningful

Interest income increased by $17.4 million primarily due to higher interest rates.

Interest expense increased by $1.3 million primarily due to interest charged as part of the settlement of a vendor dispute and higher financing charges incurred under our short-term borrowings for the year ended December 31, 2023 as compared to year ended December 31, 2022.

Equity in earnings of unconsolidated affiliate represents the proportionate share of net income of our equity method investee.

Other, net decreased by $9.4 million principally due to the impact of foreign exchange transaction losses in the current year compared to gains in the prior year of $13.3 million, partially offset by gains of $3.0 million on foreign exchange forward contracts and income of $1.1 million from our equity method investee for billing under a services agreement.

Provision for Income Taxes.

The provision for income taxes and effective tax rate for the years ended December 31, 2023 and 2022 were as follows:

| | Year Ended December 31, | | | |
	2023	2022	$ Change	% Change
	($ in thousands)			
Provision for income taxes	$ 74,645	$ 88,064	$ (13,419)	(15.2) %
Effective tax rate	22.4%	26.0%		

The provision for income taxes for the year ended December 31, 2023 reflected benefits of $5.4 million for return-to-provision adjustments, $2.0 million for the settlement of tax liability, interest and penalties in connection with unrecognized tax benefits and $1.5 million for the purchase of renewable energy-related transferable tax credits. The provision for income taxes for the year ended December 31, 2022 included $3.2 million of expense related to a settlement with New York State to resolve the 2010 to 2014 audits. We recorded no provision for unrecognized tax benefits and a provision for unrecognized tax benefits of $0.2 million for the years ended December 31, 2023 and 2022, respectively. Our consolidated effective tax rate can vary from period to period depending on the geographic mix of our earnings, changes in tax legislation and tax rates and the amount and timing of excess tax benefits related to share-based payments, among other factors.

Liquidity and Capital Resources

During the year ended December 31, 2023, we have met our funding requirements through cash on hand, internally generated funds and short-term borrowings. Cash and cash equivalents and investments totaled $586.1 million as of December 31, 2023. Our investments generally consist of investment-grade corporate bonds and U.S. Treasury securities. We limit the amounts that can be invested in any single issuer and invest in short- to intermediate-term instruments whose fair values are less sensitive to interest rate changes.

In August 2023, we entered into the 2023 Credit Agreement, which provides aggregate commitments totaling $750.0 million, including a revolving credit facility, a $5.0 million letter of credit sub-limit for standby letters of credit and a $380.0 million sub-limit for swingline loans. The 2023 Credit Agreement will mature on August 9, 2026, with our option to request up to two additional 364-day extensions at the discretion of each lender and subject to customary conditions. As of December 31, 2023, we had $0.1 million in letters of credit outstanding and $749.9 million in available borrowing capacity under the 2023 Credit Agreement. Borrowings under the 2023 Credit Agreement will bear interest at a rate per annum equal to the alternate base rate or the adjusted term SOFR rate, plus an applicable margin that varies with our consolidated total leverage ratio. The 2023 Credit Agreement requires that we satisfy certain covenants, including a requirement to not exceed a maximum consolidated total leverage ratio. We were in compliance with all applicable covenants at December 31, 2023. See Note 13 to the Consolidated Financial Statements for a discussion of the 2023 Credit Agreement.

In connection with their self-clearing operations, certain of our operating subsidiaries maintain agreements with a settlement bank to allow the subsidiaries to borrow an aggregate of up to $500.0 million on an uncommitted basis, collateralized by eligible securities pledged by the subsidiaries to the settlement bank, subject to certain haircuts. Borrowings under these agreements will bear interest at a base rate per annum equal to the higher of the upper range of the Federal Funds Rate, 0.25% or one-month SOFR, plus 1.00%. As of December 31, 2023, the subsidiaries had no borrowings outstanding and up to $500.0 million in available uncommitted borrowing capacity under such agreements. See Note 13 to the Consolidated Financial Statements for a discussion of these agreements.

Under arrangements with their settlement banks, certain of our operating subsidiaries may receive overnight financing in the form of bank overdrafts. As of December 31, 2023, we had no overdrafts payable outstanding.

As a result of our self-clearing and settlement activities, we are required to finance certain transactions, maintain deposits with various clearing organizations and clearing broker-dealers and maintain a special reserve bank account for the benefit of customers pursuant to Rule 15c3-3 of the Exchange Act. As of December 31, 2023, the aggregate amount of the positions financed, deposits and customer reserve balances associated with our self-clearing and settlement activities was $195.5 million. These requirements can fluctuate based on trading activity, market volatility or other factors which may impact our liquidity or require us to use our capital resources.

Cash Flows for the Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

Our cash flows were as follows:

			Year Ended December 31,					
		2023		2022		$ Change		% Change
				($ in thousands)				
Net cash provided by operating activities	$	333,767	$	289,231	$	44,536		15.4 %
Net cash (used in) investing activities		(155,290)		(86,272)		(69,018)		80.0
Net cash (used in) financing activities		(147,057)		(242,378)		95,321		(39.3)
Effect of exchange rate changes on cash and cash equivalents		7,588		(13,484)		21,072		NM
Net increase/(decrease) for the period	$	39,008	$	(52,903)	$	91,911		NM

NM - not meaningful

The $44.5 million increase in net cash provided by operating activities was primarily due to lower net purchases of trading investments of $24.3 million and a larger change in net receivables from broker-dealers, clearing organizations and customers associated with our clearing activities of $19.8 million.

The $69.0 million increase in net cash used in investing activities was primarily attributable to an increase in cash used for acquisitions of $78.5 million and higher net purchases of available-for-sale investments of $24.4 million, partially offset by lower cash used for equity method investments of $34.4 million.

The $95.3 million decrease in net cash used in financing activities was principally due to lower repurchases of common stock of $87.5 million, lower payments of contingent consideration of $13.7 million and higher exercises of stock options of $0.3 million, offset by higher cash dividends of $3.7 million and higher withholding tax payments on restricted stock vesting of $2.4 million.

The $21.1 million change in the effect of exchange rate changes on cash and cash equivalents was driven by changes in the cumulative translation adjustment which reflects weakening of the U.S. dollar in the year ended December 31, 2023 compared to strengthening of the U.S. dollar during the year ended December 31, 2022.

Past trends of cash flows are not necessarily indicative of future cash flow levels. A decrease in cash flows may have a material adverse effect on our liquidity, business and financial condition.

Other Factors Influencing Liquidity and Capital Resources

We believe that our current resources are adequate to meet our liquidity needs and requirements, including commitments for capital expenditures, in the short-term (during the next 12 months). However, our future liquidity and capital requirements will depend on a number of factors, including liquidity requirements associated with our self-clearing operations and expenses associated with product development and expansion and new business opportunities that are intended to further diversify our revenue streams. We may also acquire or invest in technologies, business ventures or products that are complementary to our business. In the event we require any additional financing, it will take the form of equity or debt financing. Any additional equity offerings may result in dilution to our stockholders. Any debt financings, if available at all, may involve restrictive covenants with respect to dividends, issuances of additional capital and other financial and operational matters related to our business. In addition, in the long-term (beyond 12 months), we believe our liquidity needs and requirements will be affected by the factors discussed above.

Certain of our U.S. subsidiaries are registered as broker-dealers and therefore are subject to the applicable rules and regulations of the SEC and FINRA. These rules contain minimum net capital requirements, as defined in the applicable regulations. Certain of our foreign subsidiaries are regulated by the FCA in the U.K. or other foreign regulators and must maintain financial resources, as defined in the applicable regulations, in excess of the applicable financial resources requirement. As of December 31, 2023, each of our subsidiaries that are subject to these regulations had net capital or financial resources in excess of their minimum requirements. As of December 31, 2023, our subsidiaries maintained aggregate net capital and financial resources that were $605.4 million in excess of the required levels of $36.1 million.

Each of our U.S. and foreign regulated subsidiaries are subject to local regulations which generally limit, or require the prior notification to or approval from such regulated entity's principal regulator before, the repayment of borrowings from our affiliates, paying cash dividends, making loans to our affiliates or otherwise entering into transactions that result in a significant reduction in regulatory net capital or financial resources. As of December 31, 2023, the amount of unrestricted cash held by our non-U.S. subsidiaries was $224.4 million.

We execute securities transactions between our institutional investor and broker-dealer clients on a matched principal basis by serving as counterparty to both the buyer and the seller in trades. Our operating subsidiaries settle such transactions using their self-clearing operations or through the use of third-party clearing brokers or settlement agents. Settlement typically occurs within one to two trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded. Under both the self-clearing and the third-party clearing models, we may be exposed to credit risk in the event a counterparty does not fulfill its obligation to complete a transaction or if there is an error in executing a matched principal transaction. Pursuant to the terms of the securities clearing agreements, each third-party clearing broker has the right to charge us for any losses they suffer resulting from a counterparty's failure on any of our trades. We did not record any liabilities or losses with regard to counterparty failures for the years ended December 31, 2023 and 2022. Substantially all of our open securities failed-to-deliver and securities failed-to-receive transactions as of December 31, 2023 have subsequently settled at the contractual amounts.

In the normal course of business, we enter into contracts that contain a variety of representations, warranties and indemnification provisions. Our maximum exposure from any claims under these arrangements is unknown, as this would involve claims that have not yet occurred.

We have leases for corporate offices and equipment with initial lease terms ranging from one year to 15 years. We have total future contractual rent payments on these leases of $105.6 million, with $13.1 million due within the next 12 months and $92.5 million due beyond 12 months.

We enter into foreign currency forward contracts to economically hedge our exposure to variability in certain foreign currency transaction gains and losses. As of December 31, 2023, the notional value of our foreign currency forward contract outstanding was $61.9 million and the fair value of the asset was $1.9 million.

In January 2021, our Board authorized a share repurchase program for up to $100.0 million that commenced in April 2021 and was completed in January 2022. In January 2022, our Board authorized a share repurchase program for up to $150.0 million that commenced in March 2022. Shares repurchased under the program will be held in treasury for future use. As of December 31, 2023, we had $100.0 million of remaining capacity under the program.

In January 2024, our Board approved a quarterly cash dividend of $0.74 per share payable on February 28, 2024 to stockholders of record as of the close of business on February 14, 2024. Any future declaration and payment of dividends will be at the sole discretion of our Board.

See Item 5 of this Annual Report on Form 10-K for additional discussion of our repurchases of our common stock and our dividend policy.

Non-GAAP Financial Measures

In addition to reporting financial results in accordance with GAAP, we use certain non-GAAP financial measures: earnings before interest, taxes, depreciation and amortization ("EBITDA"), EBITDA margin and free cash flow. Starting with the first quarter of 2023, our calculation of EBITDA has been revised to adjust for interest income in addition to interest expense. In prior periods, we only adjusted for interest expense because interest income amounts were insignificant. Prior comparable periods have now been recast to conform to the current presentation. Likewise, starting with the first quarter of 2023, EBITDA margin is calculated by adjusting for interest income in addition to interest expense and prior comparable periods have been recast to conform to the current presentation. We define EBITDA margin as EBITDA divided by revenues. We define free cash flow as net cash provided by/(used in) operating activities excluding the net change in trading investments and net change in securities failed-to-deliver and securities failed-to-receive from broker-dealers, clearing organizations and customers, less expenditures for furniture, equipment and leasehold improvements and capitalized software development costs. We believe these non-GAAP financial measures, when taken into consideration with the corresponding GAAP financial measures, are important in understanding our operating results. EBITDA, EBITDA margin and free cash flow are not measures of financial performance or liquidity under GAAP and therefore should not be considered an alternative to net income or cash flow from operating activities as an indicator of operating performance or liquidity. We believe that these non-GAAP financial measures, when taken into consideration with the corresponding GAAP financial measures, provide additional information regarding our operating results because they assist both investors and management in analyzing and evaluating the performance of our business.

The table set forth below presents a reconciliation of our net income to EBITDA and net income margin to EBITDA margin, as defined, for the years ended December 31, 2023 and 2022:

		Year Ended December 31,		
		2023		2022
		($ in thousands)		
Net income	$	258,055	$	250,224
Interest income		(22,425)		(5,040)
Interest expense		1,983		700
Provision for income taxes		74,645		88,064
Depreciation and amortization		70,557		61,446
EBITDA	$	382,815	$	395,394
Net income margin	$	34.3%	$	34.8%
Interest income		(3.0)		(0.7)
Interest expense		0.3		0.1
Provision for income taxes		9.9		12.3
Depreciation and amortization		9.4		8.6
EBITDA margin	$	50.9%	$	55.0%

The table set forth below presents a reconciliation of our net cash provided by operating activities to free cash flow, as defined, for the years ended December 31, 2023 and 2022:

		Year Ended December 31,		
		2023		2022
		($ in thousands)		
Net cash provided by operating activities	$	333,767	$	289,231
Exclude: Net change in trading investments		25,248		49,527
Exclude: Net change in fail-to-deliver/receive from broker-dealers, clearing organizations and customers		(46,696)		(25,994)
Less: Purchases of furniture, equipment and leasehold improvements		(9,326)		(13,142)
Less: Capitalization of software development costs		(43,122)		(38,730)
Free Cash Flow	$	259,871	$	260,892

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk.*

Market risk is the risk of the loss resulting from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates.

Market Risk

The global financial services business is, by its nature, risky and volatile and is directly affected by many national and international factors that are beyond our control. Any one of these factors may cause a substantial decline in the U.S. and global financial services markets, resulting in reduced trading volume and revenues. These events could have a material adverse effect on our business, financial condition and results of operations.

As of December 31, 2023, we had $99.7 million of investments in U.S. Treasuries that were classified as trading securities and $24.7 million of investments in corporate bonds that were classified as available-for-sale. Adverse movements, such as a decrease in the value of these securities or a downturn or disruption in the markets for these securities, could result in a substantial loss. A 10.0% decrease in the market value of our U.S Treasuries or available-for-sale investments would result in losses of approximately $10.0 million and $2.5 million, respectively. In addition, principal gains and losses resulting from these securities could on occasion have a disproportionate effect, positive or negative, on our financial condition and results of operations for any particular reporting period.

See also Part I, Item 1A.– "Risk Factors – Risks Related to Global Economic and Market Conditions – Global economic, political and market factors beyond our control could reduce demand for our services, and our profitability and business could suffer."

Interest Rate Risk

Interest rate risk represents our exposure to interest rate changes with respect to our cash and cash equivalents, restricted cash and deposits. As of December 31, 2023, our cash and cash equivalents, restricted cash and deposits amounted to $611.7 million. A hypothetical 100 basis point change in interest rates would increase or decrease our annual interest income by approximately $6.1 million, assuming no change in the amount or composition of our cash and cash equivalents, restricted cash and deposits.

As of December 31, 2023, a hypothetical 100 basis point increase or decrease in interest rates would decrease or increase the fair value of the available-for-sale investment portfolio by approximately $0.2 million, assuming no change in the amount or composition of the investments. The hypothetical unrealized gain (loss) of $0.2 million would be recognized in accumulated other comprehensive loss on the Consolidated Statements of Financial Condition.

A similar hypothetical 100 basis point increase or decrease in interest rates would decrease or increase the fair value of the trading securities portfolio by approximately $1.1 million. The hypothetical unrealized gain (loss) of $1.1 million would be recognized in other, net in the Consolidated Statements of Operations.

We do not maintain an inventory of bonds that are traded on our platform.

Foreign Currency Exchange Rate Risk

We conduct operations in several different countries outside of the U.S., most notably the U.K., and substantial portions of our revenues, expenses, assets and liabilities are generated and denominated in non-U.S. dollar currencies. Since our consolidated financial statements are presented in U.S. dollars, we must translate revenues, income and expenses, as well as assets and liabilities, into U.S. dollars at exchange rates in effect during or at the end of each reporting period. Accordingly, increases or decreases in the value of the U.S. dollar against the other currencies will affect our net operating revenues, operating expenses, operating income and the value of balance sheet items denominated in foreign currencies.

During the year ended December 31, 2023, approximately 15.8% of our revenue and 26.1% of our expenses were denominated in currencies other than the U.S. dollar, most notably the British Pound Sterling. Based on actual results over the past year, a hypothetical 10% increase or decrease in the U.S. dollar against all other currencies would have increased or decreased revenue by approximately $11.9 million and operating expenses by approximately $11.4 million.

Credit Risk

Through certain of our subsidiaries, we execute securities transactions between our institutional investor and broker-dealer clients on a matched principal basis by serving as counterparty to both the buyer and the seller in trades. Our operating subsidiaries settle such transactions using their self-clearing operations or through the use of third-party clearing brokers or settlement agents. Settlement typically occurs within one to two trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded.

We are exposed to credit and performance risks in our role as matched principal trading counterparty to our clients executing bond trades on our platform, including the risk that counterparties that owe us money or securities will not perform their obligations. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. Adverse movements in the prices of securities that are the subject of these transactions can increase our risk. In connection with Open Trading or other anonymous protocols, we expect that the number of transactions in which we act as a matched principal will increase.

We have policies, procedures and automated controls in place to identify and manage our credit risk. There can be no assurance that these policies, procedures and automated controls will effectively mitigate our credit risk exposure. Some of our risk management procedures are reliant upon the evaluation of information regarding the fixed-income markets, our clients or other relevant matters that are publicly available or otherwise acquired from third party sources. Such information may not be accurate, complete, up-to-date or properly assessed and interpreted by us. If our risk management procedures fail, our business, financial condition and results of operations may be adversely affected. Furthermore, our insurance policies are unlikely to provide coverage for such risks.

Cash and cash equivalents include cash and money market instruments that are primarily maintained at three major global banks. Given this concentration, we are exposed to certain credit risk in relation to our deposits at these banks.

Derivative Risk

Our limited derivative risk stems from our activities in the foreign currency forward contract market. We use this market to economically hedge our foreign exchange gains and losses on the Consolidated Statements of Operations that arise from our U.S. dollar versus British Pound Sterling exposure from the activities of our U.K. subsidiaries. As of December 31, 2023, the notional amount of our foreign currency forward contract was $61.9 million. We do not hold derivative instruments for purposes other than economically hedging foreign currency risk.

Item 8. *Financial Statements and Supplementary Data.*

<p style="text-align:center">**MARKETAXESS HOLDINGS INC.**</p>

<p style="text-align:center">**INDEX TO CONSOLIDATED FINANCIAL STATEMENTS**</p>

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of MarketAxess Holdings Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework (2013)*.

Based on its assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2023.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP (PCAOB ID 238), an independent registered public accounting firm, as stated in their report which appears herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of MarketAxess Holdings Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial condition of MarketAxess Holdings Inc. and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of operations, of comprehensive income, of changes in stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition - Open Trading Commissions

As described in Note 2 to the consolidated financial statements, the Company executes trades between and among institutional investor and broker-dealer clients on a matched principal basis by serving as counterparty to both the buyer and the seller ("Open Trading"). Open Trading variable transaction fees, which represent commissions for matched principal trades, were $178.5 million for the year ended December 31, 2023. Variable transaction fees are generally calculated as a percentage of the notional dollar volume of bonds traded on the platform and vary based on the type, size, yield, maturity of the bond traded, and individual client incentives. For Open Trading trades, the Company earns its commission through the difference in price between the two trades. As disclosed by management, commissions are determined based on the fee schedule associated with the instrument being traded.

The principal considerations for our determination that performing procedures relating to revenue recognition for Open Trading commissions is a critical audit matter are a high degree of auditor effort in performing procedures and evaluating audit evidence related to this revenue type, which is calculated based on the instrument being traded, volume of the instrument being traded, and individual client incentives.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the completeness and accuracy of Open Trading commissions. These procedures also included, among others, testing a sample of Open Trading transactions by (i) agreeing the details of the trade to underlying documentation, (ii) agreeing fees charged to the fee schedule based on the trade details, and as applicable, any individual client incentives, and (iii) recalculating the Open Trading commission variable transaction fee.

Acquisition of Pragma LLC and Pragma Financial Systems LLC - Valuation of Developed Technology

As described in Notes 2 and 6 to the consolidated financial statements, on October 2, 2023, the Company completed its acquisition of all of the outstanding ownership interests of Pragma LLC and Pragma Financial Systems LLC (collectively, "Pragma") for the aggregate purchase price of $125.0 million. Of the acquired intangible assets, $28.5 million of developed technology was recorded. The developed technology was valued using a relief-from-royalty method. Determining the fair value of the developed technology acquired required management judgment and involved the use of significant estimates and assumptions, including assumptions with respect to revenue growth rate, royalty rate, discount rate, obsolescence, and asset lives.

The principal considerations for our determination that performing procedures relating to the valuation of developed technology acquired in the acquisition of Pragma is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the developed technology acquired; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to the revenue growth rate, royalty rate, discount rate, obsolescence, and asset lives used in determining the valuation of the developed technology; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over management's valuation of the developed technology acquired. These procedures also included, among others, (i) reading the purchase agreement; (ii) testing management's process for developing the fair value estimate of the developed technology acquired; (iii) evaluating the appropriateness of the relief-from-royalty method used by management; (iv) testing the completeness and accuracy of the underlying data used in the relief-from-royalty method; and (v) evaluating the reasonableness of the significant assumptions used by management related to revenue growth rate, royalty rate, discount rate, obsolescence, and asset lives. Evaluating management's assumption related to the revenue growth rate involved considering (i) the current and past performance of Pragma; (ii) the consistency with external market and industry data; and (iii) whether the assumption was consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the relief-from-royalty method and (ii) the reasonableness of the royalty rate, discount rate, obsolescence and asset lives assumptions.

/s/ PricewaterhouseCoopers LLP
New York, New York
February 22, 2024
We have served as the Company's auditor since 2000.

MARKETAXESS HOLDINGS INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	As of			
	December 31, 2023		December 31, 2022	
	(In thousands, except share and per share amounts)			
ASSETS				
Cash and cash equivalents	$	451,280	$	430,746
Cash segregated under federal regulations		45,122		50,947
Investments, at fair value		134,861		83,792
Accounts receivable, net of allowance of $577 and $590 as of December 31, 2023 and 2022, respectively		89,839		78,450
Receivables from broker-dealers, clearing organizations and customers		687,936		476,335
Goodwill		236,706		154,789
Intangible assets, net of accumulated amortization		119,108		98,065
Furniture, equipment, leasehold improvements and capitalized software, net of accumulated depreciation and amortization		102,671		100,256
Operating lease right-of-use assets		63,045		66,106
Prepaid expenses and other assets		84,499		68,289
Total assets	$	2,015,067	$	1,607,775
LIABILITIES AND STOCKHOLDERS' EQUITY				
Liabilities				
Accrued employee compensation		60,124		56,302
Payables to broker-dealers, clearing organizations and customers		537,398		303,993
Income and other tax liabilities		7,892		28,448
Accounts payable, accrued expenses and other liabilities		37,013		55,263
Operating lease liabilities		79,677		82,676
Total liabilities	$	722,104	$	526,682
Commitments and Contingencies (Note 15)				
Stockholders' equity				
Preferred stock, $0.001 par value, 4,855,000 shares authorized, no shares issued and outstanding as of December 31, 2023 and 2022, respectively		—		—
Series A Preferred Stock, $0.001 par value, 110,000 shares authorized, no shares issued and outstanding as of December 31, 2023 and 2022, respectively		—		—
Common stock voting, $0.003 par value, 110,000,000 shares authorized, 40,940,769 shares and 40,918,660 shares issued and 37,899,688 shares and 37,648,148 shares outstanding as of December 31, 2023 and 2022, respectively		123		123
Common stock non-voting, $0.003 par value, 10,000,000 shares authorized, no shares issued and outstanding as of December 31, 2023 and 2022, respectively		—		—
Additional paid-in capital		333,292		345,468
Treasury stock – Common stock voting, at cost, 3,041,081 shares and 3,270,512 shares as of December 31, 2023 and 2022, respectively		(260,298)		(328,326)
Retained earnings		1,244,216		1,101,525
Accumulated other comprehensive loss		(24,370)		(37,697)
Total stockholders' equity		1,292,963		1,081,093
Total liabilities and stockholders' equity	$	2,015,067	$	1,607,775

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

		Year Ended December 31,				
		2023		2022		2021
		(In thousands, except per share amounts)				
Revenues						
Commissions	$	662,964	$	641,183	$	621,008
Information services		46,383		39,314		38,175
Post-trade services		40,178		36,877		38,922
Technology services		3,022		926		846
Total revenues		752,547		718,300		698,951
Expenses						
Employee compensation and benefits		206,926		182,104		170,916
Depreciation and amortization		70,557		61,446		53,447
Technology and communications		62,801		52,964		42,474
Professional and consulting fees		31,935		33,949		41,925
Occupancy		14,216		14,121		13,320
Marketing and advertising		11,049		9,977		9,059
Clearing costs		17,002		17,663		16,074
General and administrative		23,042		19,200		14,501
Total expenses		437,528		391,424		361,716
Operating income		315,019		326,876		337,235
Other income (expense)						
Interest income		22,425		5,040		401
Interest expense		(1,983)		(700)		(842)
Equity in earnings of unconsolidated affiliate		735		1,126		—
Other, net		(3,496)		5,946		(2,871)
Total other income (expense)		17,681		11,412		(3,312)
Income before income taxes		332,700		338,288		333,923
Provision for income taxes		74,645		88,064		76,035
Net income	$	258,055	$	250,224	$	257,888
Net income per common share						
Basic	$	6.87	$	6.68	$	6.88
Diluted	$	6.85	$	6.65	$	6.77
Cash dividends declared per common share	$	2.88	$	2.80	$	2.64
Weighted average shares outstanding						
Basic		37,546		37,468		37,508
Diluted		37,654		37,643		38,097

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,		
	2023	2022	2021
		(In thousands)	
Net income	$ 258,055	$ 250,224	$ 257,888
Cumulative translation adjustment	13,349	(24,367)	(8,680)
Net unrealized (loss) on securities available-for-sale, net of tax of $12, $0 and $0, respectively	(22)	—	—
Comprehensive income	$ 271,382	$ 225,857	$ 249,208

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock Voting	Additional Paid-In Capital	Treasury Stock - Common Stock Voting	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
	(In thousands, except per share amounts)					
Balance at December 31, 2020	$ 123	$ 329,742	$ (169,523)	$ 799,369	$ (4,650)	$ 955,061
Net income	—	—	—	257,888	—	257,888
Cumulative translation adjustment and foreign currency exchange hedge, net of tax	—	—	—	—	(8,680)	(8,680)
Stock-based compensation	—	27,314	—	—	—	27,314
Exercise of stock options	—	7,096	—	—	—	7,096
Withholding tax payments on restricted stock vesting and stock option exercises	—	(33,890)	—	—	—	(33,890)
Repurchases of common stock	—	—	(63,189)	—	—	(63,189)
Cash dividend on common stock ($2.64 per share)	—	—	—	(100,291)	—	(100,291)
Balance at December 31, 2021	123	330,262	(232,712)	956,966	(13,330)	1,041,309
Net income	—	—	—	250,224	—	250,224
Cumulative translation adjustment	—	—	—	—	(24,367)	(24,367)
Stock-based compensation	—	29,864	—	—	—	29,864
Exercise of stock options	—	672	—	—	—	672
Withholding tax payments on restricted stock vesting and stock option exercises	—	(23,404)	—	—	—	(23,404)
Repurchases of common stock	—	—	(87,540)	—	—	(87,540)
Treasury stock reclassification	—	8,074	(8,074)	—	—	—
Cash dividend on common stock ($2.80 per share)	—	—	—	(105,665)	—	(105,665)
Balance at December 31, 2022	123	345,468	(328,326)	1,101,525	(37,697)	1,081,093
Net income	—	—	—	258,055	—	258,055
Cumulative translation adjustment	—	—	—	—	13,349	13,349
Unrealized net gain (loss) on securities available-for-sale, net of tax	—	—	—	—	(22)	(22)
Stock-based compensation	—	29,190	—	—	—	29,190
Exercise of stock options	—	940	—	—	—	940
Withholding tax payments on restricted stock vesting and stock option exercises	—	(25,839)	—	—	—	(25,839)
Reissuance of treasury stock	—	(242)	1,235	—	—	993
Treasury stock used for acquisition	—	(16,225)	66,793	(6,727)	—	43,841
Cash dividend on common stock ($2.88 per share)	—	—	—	(108,637)	—	(108,637)
Balance at December 31, 2023	$ 123	$ 333,292	$ (260,298)	$ 1,244,216	$ (24,370)	$ 1,292,963

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2023	**2022**	**2021**
	(In thousands)		
Cash flows from operating activities			
Net income	$ 258,055	$ 250,224	$ 257,888
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	70,557	61,446	53,447
Amortization of operating lease right-of-use assets	5,853	5,708	6,799
Stock-based compensation expense	29,190	29,864	27,314
Deferred taxes	(5,815)	(6,547)	3,118
Foreign currency transaction (gains) losses	4,718	(8,783)	—
Other	(3,113)	555	(466)
Changes in operating assets and liabilities:			
(Increase) in accounts receivable	(7,116)	(15,136)	15,598
(Increase) in receivables from broker-dealers, clearing organizations and customers	(181,044)	(47,631)	(156,909)
(Increase) in prepaid expenses and other assets	(11,898)	(4,249)	2,214
(Increase) in trading investments	(25,248)	(49,527)	(5,574)
(Increase)/decrease in mutual funds held in rabbi trust	(1,103)	1,813	(2,306)
Increase/(decrease) in accrued employee compensation	1,466	(3,417)	(2,607)
Increase in payables to broker-dealers, clearing organizations and customers	227,920	74,668	95,999
(Decrease) in income and other tax liabilities	(14,691)	(4,768)	(5,638)
(Decrease)/increase in accounts payable, accrued expenses and other liabilities	(7,229)	11,384	215
(Decrease) in operating lease liabilities	(6,735)	(6,373)	(7,001)
Net cash provided by operating activities	333,767	289,231	282,091
Cash flows from investing activities			
Available-for-sale investments			
Proceeds from maturities and sales	4,452	—	—
Purchases	(28,818)	—	—
Acquisitions, net of cash and cash equivalents acquired	(78,476)	—	(17,078)
Acquisition of equity method investment	—	(34,400)	—
Purchases of furniture, equipment and leasehold improvements	(9,326)	(13,142)	(17,493)
Capitalization of software development costs	(43,122)	(38,730)	(33,123)
Net cash (used in) investing activities	(155,290)	(86,272)	(67,694)
Cash flows from financing activities			
Cash dividend on common stock	(109,658)	(105,942)	(99,792)
Exercise of stock options	940	672	7,096
Withholding tax payments on restricted stock vesting and stock option exercises	(25,839)	(23,404)	(33,890)
Repurchases of common stock	—	(87,540)	(63,189)
Payment of contingent consideration	(12,500)	(26,164)	—
Proceeds from short-term borrowings	123,995	100,000	70,348
Repayments of short-term borrowings	(123,995)	(100,000)	(70,348)
Net cash (used in) financing activities	(147,057)	(242,378)	(189,775)
Effect of exchange rate changes on cash and cash equivalents	7,588	(13,484)	(7,105)
Cash and cash equivalents including restricted cash			
Net increase/(decrease) for the period	39,008	(52,903)	17,517
Beginning of period	572,664	625,567	608,050
End of period	$ 611,672	$ 572,664	$ 625,567

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Year Ended December 31,		
	2023	2022	2021
		(In thousands)	
Supplemental cash flow information			
Cash paid for income taxes	$ 94,814	$ 88,677	$ 70,003
Cash paid for interest	1,870	652	830
Non-cash investing and financing activity:			
Exercise of stock options - cashless	—	3,845	2,750
Right-of-use assets obtained in exchange for operating lease liabilities	1,183	1,880	1,972
Contingent consideration payable recognized in connection with acquisitions	—	—	27,947
Liabilities assumed in connection with acquisition of business:			
Fair value of assets acquired	127,635	—	—
Cash paid for acquisition, net of cash and cash equivalents acquired	(78,476)	—	—
Treasury stock used for acquisition	(43,841)	—	—
Liabilities assumed	5,318	—	—

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Principal Business Activity

MarketAxess Holdings Inc. was incorporated in the State of Delaware on April 11, 2000. Through its subsidiaries, MarketAxess operates leading electronic trading platforms delivering expanded liquidity opportunities, improved execution quality and significant cost savings across global fixed-income markets. Over 2,000 institutional investor and broker-dealer firms are active users of MarketAxess' patented trading technology, accessing global liquidity on its platforms in U.S. high-grade bonds, U.S. high-yield bonds, emerging market debt, Eurobonds, municipal bonds, U.S. government bonds and other fixed-income securities. Through its Open Trading® protocols, MarketAxess executes bond trades between and among institutional investor and broker-dealer clients in the leading all-to-all anonymous trading environment for corporate bonds. MarketAxess also offers a number of trading-related products and services, including: Composite+™ pricing and other market data products to assist clients with trading decisions; auto-execution and other execution services for clients requiring specialized workflow solutions; connectivity solutions that facilitate straight-through processing; and technology services to optimize trading environments. The Company also provides a range of pre- and post-trade services, including post-trade matching, trade publication, regulatory transaction reporting and market and reference data across a range of fixed-income and other products.

2. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated.

Cash and Cash Equivalents

The Company defines cash equivalents as short-term interest-bearing investments with maturities at the time of purchase of three months or less.

Investments

The Company determines the appropriate classification of securities at the time of purchase which are recorded in the Consolidated Statements of Financial Condition on the trade date. Securities are classified as available-for-sale or trading. Available-for-sale investments are carried at fair value with unrealized gains or losses reported in accumulated other comprehensive loss in the Consolidated Statements of Financial Condition and realized gains or losses reported in other, net in the Consolidated Statements of Operations. Trading investments include U.S. Treasuries and are carried at fair value, with realized and unrealized gains or losses included in other, net in the Consolidated Statements of Operations.

The Company assesses whether an impairment loss on its available-for-sale debt securities has occurred due to declines in fair value or other market conditions. When the amortized cost basis of an available-for-sale debt security exceeds its fair value, the security is deemed to be impaired. The portion of an impairment related to credit losses is determined by comparing the present value of cash flows expected to be collected from the security with the amortized cost basis of the security and is recorded as a charge in the Consolidated Statements of Operations. The remainder of an impairment is recognized in accumulated other comprehensive loss if the Company does not intend to sell the security and it is more likely than not that the Company will not be required to sell the security prior to recovery.

Fair Value Financial Instruments

Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." A three-tiered hierarchy for determining fair value has been established that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as Level 1 (unadjusted quoted prices for identical assets or liabilities in active markets), Level 2 (inputs that are observable in the marketplace other than those inputs classified in Level 1) and Level 3 (inputs that are unobservable in the marketplace). The Company's financial assets and liabilities measured at fair value on a recurring basis consist of its money market funds, trading securities, available-for-sale securities, foreign currency forward contracts and contingent consideration payables associated with acquisitions. All other financial instruments are short-term in nature and the carrying amounts reported on the Consolidated Statements of Financial Condition approximate fair value.

Receivables from and Payables to Broker-dealers, Clearing Organizations and Customers

Receivables from broker-dealers, clearing organizations and customers include amounts receivable for securities not delivered by the Company to the purchaser by the settlement date ("securities failed-to-deliver") and cash deposits held at clearing organizations and clearing brokers to facilitate the settlement and clearance of matched principal transactions. Payables to broker-dealers, clearing organizations and customers include amounts payable for securities not received by the Company from a seller by the settlement date ("securities failed-to-receive"). Securities failed-to-deliver and securities failed-to-receive for transactions executed on a matched principal basis where the Company serves as a counterparty to both the buyer and the seller are recorded on a settlement date basis. The Company presents its securities failed-to-deliver and securities failed-to-receive balances on a net-by-counterparty basis within receivables from and payables to broker-dealers, clearing organizations and customers. The difference between the Company's trade-date receivables and payables for unsettled matched principal transactions reflects commissions earned and is recorded within accounts receivable, net on a trade date basis.

Allowance for Credit Losses

All accounts receivable have contractual maturities of less than one year and are derived from trading-related fees and commissions and revenues from products and services. The Company continually monitors collections and payments from its customers and maintains an allowance for doubtful accounts. The allowance for credit losses is based on the estimated expected credit losses in accounts receivable, as determined from a review of aging schedules, past due balances, historical collection experience and other specific collection issues that have been identified. Account balances are grouped for evaluation based on various risk characteristics, including billing type, legal entity, and geographic region. Additions to the allowance for credit losses are charged to bad debt expense, which is included in general and administrative expense in the Company's Consolidated Statements of Operations. Balances that are determined to be uncollectable are written off against the allowance for credit losses.

The allowance for credit losses was $0.6 million as of each of December 31, 2023 and 2022. The provision for bad debts was $0.4 million, $0.6 million and $0.2 million for the years ended December 31, 2023, 2022 and 2021, respectively. Write-offs and other charges against the allowance for credit losses were $0.3 million, $0.1 million and $0.1 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Depreciation and Amortization

Fixed assets are carried at cost less accumulated depreciation. The Company uses the straight-line method of depreciation over three to seven years. The Company amortizes leasehold improvements on a straight-line basis over the lesser of the life of the improvement or the remaining term of the lease.

Software Development Costs

The Company capitalizes certain costs associated with the development of internal use software, including, among other items, employee compensation and related benefits and third-party consulting costs at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. Once the product is ready for its intended use, such costs are amortized on a straight-line basis over three to five years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Cloud Computing Costs

The Company capitalizes certain costs associated with cloud computing arrangements, including, among other items, vendor software development costs billed to us that are part of the application development stage. These costs are recorded as a prepaid asset on the Consolidated Statements of Financial Condition and are amortized over the period of the hosting service contract, which ranges from one to five years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Foreign Currency Translation and Forward Contracts

Assets and liabilities denominated in foreign currencies are translated using exchange rates at the end of the period; revenues and expenses are translated at average monthly rates. Gains and losses on foreign currency translation are a component of accumulated other comprehensive loss in the Consolidated Statements of Financial Condition. Transaction gains and losses are recorded in other, net in the Consolidated Statements of Operations.

The Company enters into foreign currency forward contracts to economically hedge its foreign currency transaction gains and losses. Realized and unrealized gains and losses on these forward contracts are included in other, net in the Consolidated Statements of Operations. The Company records the fair value of the forward contract asset in prepaid expenses and other assets or the fair value of the forward contract liability in accounts payable, accrued expenses and other liabilities in the Consolidated Statements of Financial Condition.

Revenue Recognition

The Company's classification of revenues in the Consolidated Statements of Operations represents revenues from contracts with customers disaggregated by type of revenue. The Company has four revenue streams as described below.

Commission Revenue – The Company charges its broker-dealer clients variable transaction fees for trades executed on its platforms and, under certain plans, distribution fees or monthly minimum fees to use the platforms for a particular product area. Variable transaction fees are recognized on a trade date basis, are generally calculated as a percentage of the notional dollar volume of bonds traded on the platforms and vary based on the type, size, yield and maturity of the bond traded, as well as individual client incentives. Bonds that are more actively traded or that have shorter maturities generally generate lower commissions, while bonds that are less actively traded or that have longer maturities generally command higher commissions. Under the Company's disclosed trading transaction fee plans, variable transaction fees, distribution fees and unused monthly fee commitments are invoiced and recorded on a monthly basis.

For Open Trading trades that the Company executes between and among institutional investor and broker-dealer clients on a matched principal basis by serving as counterparty to both the buyer and the seller, the Company earns its commission through the difference in price between the two trades. The commission is collected upon settlement of the trade, which typically occurs within one to two trading days after the trade date. For the majority of the Company's U.S. Treasury matched principal trades, commissions are invoiced and recorded on a monthly basis.

The Company also earns other commissions on equities and foreign exchange products for algorithmic trading services. These fees may incorporate variable transaction fees, which are calculated as a percentage of the notional dollar volume traded, and distribution fees.

The following table presents commission revenue by fee type:

	Year Ended December 31,					
	2023		**2022**		**2021**	
	(In thousands)					
Commission revenue by fee type						
Variable transaction fees						
Disclosed trading	$	323,038	$	321,603	$	333,712
Open Trading – matched principal trading		178,517		175,440		155,465
U.S. government bonds - matched principal trading		15,222		16,978		12,400
Other		4,979		—		—
Total variable transaction fees		521,756		514,021		501,577
Distribution fees and unused minimum fees		141,208		127,162		119,431
Total commissions	$	662,964	$	641,183	$	621,008

Information services – Information services includes data licensed to the Company's broker-dealer clients, institutional investor clients and data-only subscribers; professional and consulting services; technology software licenses; and maintenance and support services. The nature and timing of each performance obligation may vary as these contracts are either subscription-based services transferred over time, and may be net of volume-based discounts, or one-time services that are transferred at a point in time. Revenues for services transferred over time are recognized ratably over the contract period as the Company's performance obligation is met, whereas revenues for services transferred at a point in time are recognized in the period the services are provided. Customers are generally billed monthly, quarterly, or annually; revenues billed in advance are deferred and recognized ratably over the contract period. The following table presents information services revenue by timing of recognition:

	Year Ended December 31,					
	2023		**2022**		**2021**	
	(In thousands)					
Information services revenue by timing of recognition						
Services transferred over time	$	45,102	$	38,452	$	37,341
Services transferred at a point in time		1,281		862		834
Total information services revenues	$	46,383	$	39,314	$	38,175

Post-trade services – Post-trade services revenue is generated from regulatory transaction reporting, trade publication and post-trade matching services. Customers are generally billed monthly in arrears and revenue is recognized in the period transactions are processed. Revenues billed in advance are deferred and recognized ratably over the contract period. The Company also generates one-time implementation fees for onboarding clients, which are invoiced and recognized in the period the implementation is completed. The following table presents post-trade services revenue by timing of recognition:

	Year Ended December 31,					
	2023		**2022**		**2021**	
	(In thousands)					
Post-trade services revenue by timing of recognition						
Services transferred over time	$	40,061	$	36,835	$	38,850
Services transferred at a point in time		117		42		72
Total post-trade services revenues	$	40,178	$	36,877	$	38,922

Technology services – Technology services revenue primarily includes technology services revenue generated by Pragma and revenue from telecommunications line charges to broker-dealer clients.

Contract liabilities consist of deferred revenues that the Company records when cash payments are received or due in advance of services to be performed. Deferred revenues are included in accounts payable, accrued expenses and other liabilities on the Consolidated Statements of Financial Condition. The revenue recognized from contract liabilities and the remaining balance is shown below:

	December 31, 2022		Payments received in advance of services to be performed		Revenue recognized for services performed during the period		Foreign Currency Translation		December 31, 2023	
					(In thousands)					
Information services	$	3,121	$	12,715	$	(12,787)	$	—	$	3,049
Post-trade services		869		23,116		(23,107)		45		923
Technology services		—		1,085		(518)		—		567
Total deferred revenue	$	3,990	$	35,831	$	(35,894)	$	45	$	4,539

The majority of the Company's information services and post-trade services contracts are short-term in nature with durations of less than one year. For contracts with original durations extending beyond one year, the aggregate amount of the transaction price allocated to remaining performance obligations was $67.1 million as of December 31, 2023. The Company expects to recognize revenue associated with the remaining performance obligations over the next 58 months.

Stock-Based Compensation

The Company measures and recognizes compensation expense for all share-based payment awards based on their estimated fair values measured as of the grant date. These costs are recognized as an expense in the Consolidated Statements of Operations over the requisite service period, which is typically the vesting period, with an offsetting increase to additional paid-in capital. Forfeitures are recognized as they occur.

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such assets will not be realized in future years. Tax benefits for uncertain tax positions are recognized when it is more likely than not that the positions will be sustained upon examination based on their technical merits. The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes in the Consolidated Statements of Operations. All tax effects related to share-based payments are recorded in the provision for income taxes in the periods during which the awards are exercised or vest.

Business Combinations, Goodwill and Intangible Assets

Business combinations are accounted for under the purchase method of accounting. The total cost of an acquisition is allocated to the underlying net assets based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Determining the fair value of certain assets acquired and liabilities assumed requires judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates, revenue growth rates, customer attrition rates, royalty rates, obsolescence and asset lives. Intangible assets are valued using various methodologies, including the relief-from-royalty method and multi-period excess earnings method.

The Company operates as a single reporting unit. Following an acquisition, goodwill no longer retains its identification with a particular acquisition, but instead becomes identifiable with the entire reporting unit. As a result, all of the fair value of the Company is available to support the value of goodwill. An impairment review of goodwill is performed on an annual basis, at year-end, or more frequently if circumstances change. Intangible assets with definite lives, including purchased technologies, customer relationships and other intangible assets, are amortized over their estimated useful lives which range from one to 15 years using either a straight-line or accelerated amortization method based on the pattern of economic benefit the Company expects to realize from such assets. Intangible assets are assessed for impairment when events or circumstances indicate the existence of a possible impairment.

Equity Investments and Consolidation

The Company evaluates equity investments for potential consolidation under the voting-interest or variable-interest models. The Company consolidates investees over which the Company determines it has control under the voting interest model, generally greater than 50% ownership, or for which the Company is the primary beneficiary under the variable-interest model. The Company uses the equity method of accounting when it exercises significant influence over the investee, but does not have operating control, generally between 20% and 50% ownership. Under the equity method of accounting, original investments are recorded at cost in prepaid expenses and other assets on the Consolidated Statements of Financial Condition and adjusted by the Company's proportionate share of the investees' undistributed earnings or losses. Equity investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable.

Earnings Per Share

Basic earnings per share is computed by dividing the net income attributable to common stock by the weighted-average number of shares of common stock outstanding during the period. For purposes of computing diluted earnings per share, the weighted-average shares outstanding of common stock reflects the dilutive effect that could occur if convertible securities or other contracts to issue common stock were converted into or exercised for common stock.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Regulatory Capital Requirements

Certain of the Company's U.S. subsidiaries are registered as broker-dealers and therefore are subject to the applicable rules and regulations of the SEC and FINRA. These rules contain minimum net capital requirements, as defined in the applicable regulations. Certain of the Company's foreign subsidiaries are regulated by the FCA in the U.K. or other foreign regulators and must maintain financial resources, as defined in the applicable regulations, in excess of the applicable financial resources requirement. As of December 31, 2023, each of the Company's subsidiaries that are subject to these regulations had net capital or financial resources in excess of their minimum requirements. As of December 31, 2023, the Company's subsidiaries maintained aggregate net capital and financial resources that were $605.4 million in excess of the required levels of $36.1 million.

One of the Company's U.S. broker-dealer subsidiaries is required to segregate funds in a special reserve bank account for the benefit of customers pursuant to Rule 15c3-3 of the Exchange Act. As of December 31, 2023, the U.S. broker-dealer subsidiary had a balance of $45.1 million in its special reserve bank account. This U.S. broker-dealer subsidiary also maintained net capital that was $306.3 million in excess of the required level of $9.3 million.

Each of the Company's U.S. and foreign regulated subsidiaries are subject to local regulations which generally limit, or require the prior notification to or approval from such regulated entity's principal regulator before, the repayment of borrowings from the Company or affiliates, paying cash dividends, making loans to the Company or affiliates or otherwise entering into transactions that result in a significant reduction in regulatory net capital or financial resources.

4. Fair Value Measurements

The following table summarizes the valuation of the Company's assets and liabilities measured at fair value as categorized based on the hierarchy described in Note 2:

	Level 1		Level 2		Level 3		Total	
				(In thousands)				
As of December 31, 2023								
Assets								
Money market funds	$	18,634	$	—	$	—	$	18,634
Securities available-for-sale								
Corporate debt		—		24,694		—		24,694
Trading securities								
U.S. Treasuries		—		99,682		—		99,682
Mutual funds held in rabbi trust		—		10,485		—		10,485
Foreign currency forward position		—		1,901		—		1,901
Total assets	$	18,634	$	136,762	$	—	$	155,396
As of December 31, 2022								
Assets								
Money market funds	$	59,173	$	—	$	—	$	59,173
Trading securities								
U.S. Treasuries		—		74,409		—		74,409
Mutual funds held in rabbi trust		—		9,383		—		9,383
Total assets	$	59,173	$	83,792	$	—	$	142,965
Liabilities								
Contingent consideration payable	$	—	$	—	$	12,340	$	12,340
Foreign currency forward position		—		1,688		—		1,688
Total liabilities	$	—	$	1,688	$	12,340	$	14,028

Money market funds are included in cash and cash equivalents on the Consolidated Statements of Financial Condition. Securities available-for-sale and trading securities are included in investments, at fair value on the Consolidated Statements of Financial Condition. Securities classified within Level 2 were valued using a market approach utilizing prices and other relevant information generated by market transactions involving comparable assets. The foreign currency forward contracts are included in either other assets or accounts payable, accrued expenses and other liabilities on the Consolidated Statements of Financial Condition, and are classified within Level 2 as the valuation inputs are based on quoted market prices. The mutual funds held in a rabbi trust represent investments associated with the Company's deferred cash incentive plan.

Liabilities classified within Level 3 reflect contingent consideration payable recognized in connection with acquisitions. In May 2023, the Company made final payment on the remaining contingent consideration. The following table summarizes the change in the Company's Level 3 liabilities for the year ended December 31, 2023:

	December 31, 2022	Payments	Realized (Gain)/Loss	December 31, 2023
	(In thousands)			
Contingent consideration payable	$ 12,340	$ (12,500)	$ 160	$ -

The table below presents the carrying value, fair value and fair value hierarchy category of the Company's financial assets and liabilities that are not measured at fair value on the Consolidated Statements of Financial Condition. The carrying values of the Company's financial assets and liabilities not measured at fair value categorized in the fair value hierarchy as Level 1 and Level 2 approximate fair value due to the short-term nature of the underlying assets and liabilities.

	Carrying Value	Fair Value	Level 1	Level 2	Level 3	Total
			(In thousands)			
As of December 31, 2023						
Financial assets not measured at fair value:						
Cash	$ 432,646	$ 432,646	$ 432,646	$ —	$ —	$ 432,646
Cash segregated under federal regulations	45,122	45,122	45,122	—	—	45,122
Accounts receivable, net of allowance	89,839	89,839	—	89,839	—	89,839
Receivables from broker-dealers, clearing organizations and customers	687,936	687,936	115,151	572,785	—	687,936
Total	$ 1,255,543	$ 1,255,543	$ 592,919	$ 662,624	$ —	$ 1,255,543
Financial liabilities not measured at fair value:						
Payables to broker-dealers, clearing organizations and customers	$ 537,398	$ 537,398	$ —	$ 537,398	$ —	$ 537,398
As of December 31, 2022						
Financial assets not measured at fair value:						
Cash	$ 371,573	$ 371,573	$ 371,573	$ —	$ —	$ 371,573
Cash segregated under federal regulations	50,947	50,947	50,947	—	—	50,947
Accounts receivable, net of allowance	78,450	78,450	—	78,450	—	78,450
Receivables from broker-dealers, clearing organizations and customers	476,335	476,335	88,923	387,412	—	476,335
Total	$ 977,305	$ 977,305	$ 511,443	$ 465,862	$ —	$ 977,305
Financial liabilities not measured at fair value:						
Payables to broker-dealers, clearing organizations and customers	$ 303,993	$ 303,993	$ —	$ 303,993	$ —	$ 303,993

During the years ended December 31, 2023 and 2022, there were no transfers between Level 1, Level 2 and Level 3 securities.

The Company enters into foreign currency forward contracts as an economic hedge against certain foreign currency transaction gains and losses in the Consolidated Statements of Operations. These forward contracts are for one- or three-month periods and are used to limit exposure to foreign currency exchange rate fluctuations. The Company records the fair value of the asset in prepaid expenses and other assets or the fair value of the liability in accounts payable, accrued expenses and other liabilities in the Consolidated Statements of Financial Condition. The following table summarizes the Company's foreign currency forward position:

	As of	
	December 31, 2023	December 31, 2022
	(In thousands)	
Notional value	$ 61,858	$ 62,160
Fair value of notional	63,759	60,472
Fair value of the asset/(liability)	$ 1,901	$ (1,688)

Realized and unrealized gains and losses on foreign currency forward contracts are included in other, net in the Consolidated Statements of Operations. The Company recorded a net realized loss of $1.5 million and a net realized gain of $0.8 million for the years ended December 31, 2023 and 2022, respectively. The Company recorded a net unrealized gain of $3.6 million and a net unrealized loss of $1.7 million for the years ended December 31 2023 and 2022, respectively. The Company records collateral deposits with its counterparty bank in prepaid expenses and other assets on the Consolidated Statements of Financial Condition. As of December 31, 2023, the Company did not maintain a collateral deposit with its counterparty bank.

The following table summarizes the Company's investments:

	Amortized cost		Gross unrealized gains		Gross unrealized losses		Fair value	
	(In thousands)							
As of December 31, 2023								
Securities available-for-sale								
Corporate debt	$	24,705	$	55	$	(66)	$	24,694
Trading securities								
U.S. Treasuries		99,236		446		—		99,682
Mutual funds held in rabbi trust		10,962		172		(649)		10,485
Total investments	$	134,903	$	673	$	(715)	$	134,861
As of December 31, 2022								
Trading securities								
U.S. Treasuries	$	74,943	$	—	$	(534)	$	74,409
Mutual funds held in rabbi trust		11,474		—		(2,091)		9,383
Total investments	$	86,417	$	—	$	(2,625)	$	83,792

Proceeds from the sales and maturities of investments were $29.5 million and $19.4 million for the years ended December 31, 2023 and 2021, respectively. There were no proceeds from the sales and maturities of investments during the year ended December 31, 2022. Purchases of investments were $78.6 million, $50.1 million and $25.0 million for the years ended December 31, 2023, 2022 and 2021, respectively.

The following table summarizes the Company's unrealized and realized gains and losses on investments:

	Year ended December 31,					
	2023		**2022**		**2021**	
			(In thousands)			
Unrealized gains/(losses)						
Securities available-for-sale						
Corporate debt	$	(11)	$	—	$	—
Trading securities						
U.S. Treasuries		446		(534)		(111)
Mutual funds held in rabbi trust		1,284		(2,091)		1,254
Total investments	$	1,719	$	(2,625)	$	1,143
Realized gains/(losses)						
Securities available-for-sale						
Corporate debt	$	(11)	$	—	$	—
Trading securities						
Corporate debt		—		—		89
Mutual funds held in rabbi trust		(138)		—		—
Total investments	$	(149)	$	—	$	89

Unrealized gains and losses on securities available-for-sale are included in accumulated other comprehensive loss on the Consolidated Statements of Financial Condition. Realized gains and losses on securities available-for-sale and realized and unrealized gains and losses on trading securities are included in other, net on the Consolidated Statements of Operations.

The following table summarizes the fair value of the investments based upon the contractual maturities:

	Less than one year		Due in 1 - 5 years		Total	
			(In thousands)			
As of December 31, 2023						
Securities available-for-sale						
Corporate debt	$	10,727	$	13,967	$	24,694
Trading securities						
U.S. Treasuries		49,756		49,926		99,682
Mutual funds held in rabbi trust		10,485		—		10,485
Total	$	70,968	$	63,893	$	134,861
As of December 31, 2022						
Trading securities						
U.S. Treasuries	$	24,618	$	49,791	$	74,409
Mutual funds held in rabbi trust		9,383		—		9,383
Total	$	34,001	$	49,791	$	83,792

The following table provides fair values and unrealized losses on the Company's available-for-sale investments and the aging of securities' continuous unrealized loss position as of December 31, 2023:

	Less than Twelve Months		Twelve Months or More		Total	
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
			(In thousands)			
As of December 31, 2023						
Corporate debt	$ 17,658	$ (66)	$ —	$ —	$ 17,658	$ (66)

During the years ended December 31, 2023 and 2022, the Company did not recognize any credit losses on its available-for-sale securities. The unrealized losses on securities are due to changes in interest rates and market liquidity.

5. Receivables from and Payables to Broker-dealers, Clearing Organizations and Customers

Receivables from and payables to broker-dealers, clearing organizations and customers consisted of the following:

	As of	
	December 31, 2023	**December 31, 2022**
Receivables from broker-dealers, clearing organizations and customers:	**(In thousands)**	
Securities failed-to-deliver – broker-dealers and clearing organizations	$ 282,125	$ 144,523
Securities failed-to-deliver – customers	284,322	235,056
Deposits with clearing organizations and broker-dealers	115,151	88,923
Other	6,338	7,833
Total	$ 687,936	$ 476,335
Payables to broker-dealers, clearing organizations and customers:		
Securities failed-to-receive – broker-dealers and clearing organizations	$ 125,022	$ 224,816
Securities failed-to-receive – customers	405,186	71,828
Other	7,190	7,349
Total	$ 537,398	$ 303,993

6. Acquisitions and Equity Investments

Acquisition of Pragma

On October 2, 2023, the Company completed its acquisition (the "Pragma Acquisition") of all of the outstanding ownership interests of Pragma LLC and Pragma Financial Systems LLC (collectively "Pragma") pursuant to the terms and conditions of a Membership Interest Purchase Agreement entered into among the Company, Pragma Weeden Holdings LLC, Pragma Financial Systems LLC, Pragma LLC and, solely for certain limited purposes, David Mechner, Pragma's chief executive officer, on August 5, 2023 (the "Purchase Agreement"). Following customary adjustments for cash, debt, transaction expenses and working capital, the aggregate purchase price for the Acquisition was $125.0 million, comprised of approximately $81.2 million in cash and 224,776 shares of common stock of the Company, valued at approximately $43.8 million as of the closing date of the Pragma Acquisition, as described below. A portion of the stock consideration, amounting to 8,603 shares of common stock, was placed in escrow for 12 months to secure the sellers' indemnification obligations under the Purchase Agreement. In addition, pursuant to the Purchase Agreement and subject to certain exceptions, the sellers and their affiliates are prohibited from transferring any of the Company common stock received in the Acquisition for a period of six months following the October 2, 2023 closing date. The value ascribed to the shares by the Company was discounted from the market value on the date of closing to reflect the non-marketability of such shares during the restriction period.

Pragma is a quantitative trading technology provider specializing in algorithmic and analytical services. Pragma LLC is a registered broker-dealer. The Company has performed an allocation of the purchase price to the fair value of assets acquired and liabilities assumed at the date of acquisition. The Company utilized an independent third-party to assist in determining the fair value of the acquired intangible assets. The purchase price allocation is as follows (in thousands):

Purchase price	$ 125,002
Less: acquired cash	(2,685)
Purchase price, net of acquired cash	122,317
Intangible assets	(38,900)
Accounts receivable	(2,637)
Prepaid expenses and other assets	(4,181)
Accounts payable, accrued expenses and other liabilities	5,318
Goodwill	$ 81,917

The acquired developed technology and customer relationships intangible assets were valued using the relief-from-royalty method and multi-period excess earnings method, respectively. The fair values of the intangible assets acquired are as follows (in thousands, except for useful lives):

	Costs	Useful Lives
Developed technology	$ 28,500	7 years
Customer relationships	9,200	15 years
Tradename - finite life	1,200	15 years
Total	$ 38,900	

The goodwill recognized in connection with the Pragma Acquisition is primarily attributable to the acquisition of an assembled workforce and expected future technology and synergies from the integration of the operations of Pragma into the Company's operations. All of the goodwill recognized in connection with the Pragma Acquisition is expected to be deductible for income tax purposes.

Pro forma financial information and current period results for the Pragma Acquisition were not material to the Company's consolidated financial statements and therefore have not been presented.

RFQ Hub LLC Equity Investment

In May 2022, the Company invested $34.4 million to acquire a minority ownership stake in RFQ–hub Holdings LLC, an entity formed with a consortium of market participants to support the growth of RFQ-hub, a multi-asset request for quote platform. The Company possesses significant influence over RFQ–hub Holdings LLC and is accounting for its investment under the equity method of accounting. As of December 31, 2023, the Company's investment is recorded at carrying value of $36.3 million within prepaid expenses and other assets on the Consolidated Statements of Financial Condition. The Company's proportionate share of RFQ–hub Holdings LLC's net earnings was $0.7 million and $1.1 million for the years ended December 31, 2023 and 2022, respectively, and is recorded within equity in earnings of unconsolidated affiliate on the Consolidated Statements of Operations.

Under a services agreement, the Company charges its equity method investee for certain reimbursable support costs incurred by the Company, including personnel compensation, and certain operational overhead costs. The amount billed for the year ended December 31, 2023 was $1.1 million and is included within other, net on the Consolidated Statements of Operations. The receivable from the equity method investee was $1.1 million as of December 31, 2023 and is included within accounts receivable, net on the Consolidated Statements of Financial Condition.

Acquisition of MuniBrokers LLC

On April 9, 2021, the Company acquired MuniBrokers LLC, a central electronic venue serving municipal bond brokers and dealers. As part of the purchase price, the Company recorded $22.5 million of contingent consideration payable, which was included within accounts payable, accrued expenses, and other liabilities on the Consolidated Statements of Financial Condition. In May 2022, the Company made a payment of $8.3 million to settle the first earn-out period consideration. In May 2023, the Company made a payment of $12.5 million to settle the second earn-out period consideration. As of December 31, 2023, the Company had no remaining outstanding contingent consideration payable.

7. Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite lives were $236.7 million and $154.8 million as of December 31, 2023 and 2022, respectively. The following is a summary of changes in goodwill and intangible assets for the year ended December 31, 2023:

	(In thousands)
Balance at December 31, 2022	$ 154,789
Goodwill from Pragma Acquisition	81,917
Balance at December 31, 2023	$ 236,706

Intangible assets that are subject to amortization, including the related accumulated amortization, are comprised of the following:

	December 31, 2023			December 31, 2022		
	Cost	Accumulated amortization	Net carrying amount	Cost	Accumulated amortization	Net carrying amount
	(In thousands)					
Customer relationships	$ 140,348	$ (50,987)	$ 89,361	$129,991	$ (34,310)	$ 95,681
Technology and other intangibles	41,130	(11,383)	29,747	11,430	(9,046)	2,384
Total	$ 181,478	$ (62,370)	$ 119,108	$141,421	$ (43,356)	$ 98,065

Amortization expense associated with identifiable intangible assets was $18.6 million, $16.4 million and $13.4 million for the years ended December 31, 2023, 2022 and 2021, respectively. Annual estimated total amortization expense is $19.9 million, $17.0 million, $15.3 million, $13.9 million and $12.3 million for the years ended December 31, 2024 through 2028, respectively.

8. Capitalized Software, Furniture, Equipment and Leasehold Improvements

Capitalized software development costs, furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization, are comprised of the following:

	As of December 31,	
	2023	2022
	(In thousands)	
Software development costs	$ 261,850	$ 218,848
Computer hardware and related software	42,913	37,614
Office hardware	7,609	8,455
Furniture and fixtures	6,508	6,952
Leasehold improvements	31,214	30,660
	350,094	302,529
Accumulated depreciation and amortization	(247,423)	(202,273)
Total	$ 102,671	$ 100,256

During the years ended December 31, 2023 and 2022, software development costs totaling $43.1 million and $38.7 million, respectively, were capitalized. Non-capitalized software costs and routine maintenance costs are expensed as incurred and are included in employee compensation and benefits and professional and consulting fees in the Consolidated Statements of Operations.

9. Income Taxes

The provision for income taxes consists of the following:

	Year Ended December 31,		
	2023	2022	2021
	(In thousands)		
Current:			
Federal	$ 49,028	$ 52,865	$ 36,661
State and local	4,047	20,716	17,238
Foreign	27,385	21,030	19,018
Total current provision	80,460	94,611	72,917
Deferred:			
Federal	(2,823)	(5,830)	2,249
State and local	(754)	(1,350)	778
Foreign	(2,238)	633	91
Total deferred provision	(5,815)	(6,547)	3,118
Provision for income taxes	$ 74,645	$ 88,064	$ 76,035

Pre-tax income from U.S. operations was $228.8 million, $236.4 million and $234.6 million for the years ended December 31, 2023, 2022 and 2021, respectively. Pre-tax income from foreign operations was $103.9 million, $101.9 million and $99.3 million for the years ended December 31, 2023, 2022 and 2021, respectively.

The difference between the U.S. federal statutory tax rate of 21.0% and the Company's effective tax rate is as follows:

	Year Ended December 31,		
	2023	2022	2021
U.S. federal statutory tax rate	21.0 %	21.0 %	21.0 %
State and local taxes - net of federal benefit	0.8	4.6	4.4
Tax credits	(1.0)	(0.4)	(0.4)
Foreign rate differential benefit	0.9	(0.1)	(0.2)
Excess tax benefit from stock-based compensation	0.1	(0.1)	(2.9)
Other, net	0.6	1.0	0.9
Effective tax rate	22.4 %	26.0 %	22.8 %

The following is a summary of the Company's net deferred tax assets:

	As of December 31,	
	2023	2022
	(In thousands)	
Deferred tax assets:		
Stock compensation expense	$ 4,441	$ 3,451
Operating lease liabilities	17,128	17,842
Deferred Compensation	2,596	2,425
Other	1,015	1,774
Total deferred tax assets	25,180	25,492
Valuation allowance	—	—
Net deferred tax assets	25,180	25,492
Deferred tax liabilities:		
Depreciation	(8,617)	(9,956)
Capitalized software development costs	—	(3,923)
Goodwill and intangible assets	(3,987)	(4,829)
Operating lease right-of-use assets	(13,507)	(14,176)
Other deferred tax liabilities	(276)	—
Deferred tax (liability) asset, net	$ (1,207)	$ (7,392)

The Company or one of its subsidiaries files U.S. federal, state and foreign income tax returns. In 2022, the Company settled its New York State income tax examination for tax years 2010 through 2014 and is currently under a New York State income tax examination for tax years 2015 through 2017 and a New York City income tax examination for the tax years 2016 through 2018. At this time, the Company cannot estimate when the examinations will conclude or the impact such examinations will have on the Company's Consolidated Financial Statements, if any. Generally, other than New York City and State, the Company is no longer subject to tax examinations by tax authorities for years prior to 2020.

A reconciliation of the unrecognized tax benefits is as follows:

	Year Ended December 31,		
	2023	2022	2021
	(In thousands)		
Balance at beginning of year	$ 9,835	$ 15,089	$ 16,317
Increase/(decrease) based on tax positions related to prior periods	—	160	(1,228)
(Decrease) related to settlements with taxing authorities	(6,705)	(5,414)	—
Balance at end of year	$ 3,130	$ 9,835	$ 15,089

As of December 31, 2023, the Company recorded $3.1 million of net unrecognized tax benefits which, if recognized, would affect the Company's effective tax rate. The Company estimates that this remaining unrecognized tax benefit will be settled within the next 12 months. However, due to the uncertainty related to the timing and potential outcome of the audits, the Company cannot reasonably estimate the amount of any additional unrecognized tax benefit that could be adjusted in the next 12 months. During the years ended December 31, 2023, 2022 and 2021, the Company recognized gross expenses of $1.6 million, $5.8 million and $3.3 million, respectively, in penalties and interest. The Company had $2.6 million and $7.9 million accrued for the payment of interest and penalties as of December 31, 2023 and 2022, respectively.

The Company will recognize any U.S. income tax expense the Company may incur on global intangible low-taxed income as income tax expense in the period in which the tax is incurred.

10. Stockholders' Equity

Common Stock

As of December 31, 2023, the Company had 110,000,000 authorized shares of voting common stock and 10,000,000 authorized shares of non-voting common stock. Voting common stock entitles the holder to one vote per share of common stock held.

The following is a summary of the changes in the Company's outstanding shares of voting common stock:

	December 31, 2023		
	2023	**2022**	**2021**
	(In thousands)		
Outstanding shares of voting common stock at the beginning of year	37,648	37,919	38,005
Exercise of stock options	6	29	92
Issuance of restricted stock and performance shares, net of cancellations	97	66	48
Shares withheld for withholding tax payments	(81)	(86)	(75)
Repurchases	—	(280)	(151)
Reissuance of treasury stock	5	—	—
Treasury stock used for acquisition	225	—	—
Outstanding shares of voting common stock at the end of year	37,900	37,648	37,919

In January 2019, the Board authorized a two-year share repurchase program for up to $100.0 million, which commenced in April 2019 and expired in March 2021. In January 2021, the Board authorized a share repurchase program for up to $100.0 million that commenced in April 2021 and was completed in January 2022. In January 2022, the Board authorized a share repurchase program for up to $150.0 million. Shares repurchased under each program will be held in treasury for future use.

Dividends

During 2023, 2022 and 2021, the Company paid quarterly cash dividends of $0.72 per share, $0.70 per share and $0.66 per share, respectively. Any future declaration and payment of dividends will be at the sole discretion of the Company's Board. The Board may take into account such matters as general business conditions, the Company's financial results and condition, capital requirements, contractual obligations, and legal and regulatory restrictions on the payment of dividends to the Company's stockholders or by the Company's subsidiaries to their respective parent entities, and any such other factors as the Board may deem relevant.

11. Stock-Based Compensation Plans

The Company maintains the 2020 Plan which provides for the grant of stock options, restricted stock, restricted stock units, performance shares, performance stock units and other stock-based awards as incentives to encourage employees, consultants and non-employee directors to participate in the long-term success of the Company. As of December 31, 2023, there were 2,436,113 shares available for grant under the 2020 Plan.

The Company records stock-based compensation expense for employees in employee compensation and benefits and for non-employee directors in general and administrative expenses in the Consolidated Statements of Operations. Total stock-based compensation expense was as follows:

	Year Ended December 31,					
	2023		**2022**		**2021**	
	(In thousands)					
Employees						
Restricted stock, restricted stock units, performance shares and performance stock units	$	24,205	$	24,593	$	23,041
Stock options		3,592		3,583		2,961
		27,797		28,176		26,002
Non-employee directors						
Restricted stock and restricted stock units		1,393		1,688		1,312
Total stock-based compensation	$	29,190	$	29,864	$	27,314

Stock Options

The exercise price of each option granted is equal to the market price of the Company's common stock on the date of grant. Generally, option grants have provided for vesting over a three or five-year period. Options generally expire in six or ten years from the date of grant. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables, including the expected stock price volatility over the term of the awards, the risk-free interest rate, the expected dividend yield rate and the expected term. Expected volatilities are based on historical volatility of the Company's stock. The risk-free interest rate is based on U.S. Treasury securities with a maturity value approximating the expected term of the option. The dividend yield rate is based on the expected annual dividends to be paid divided by the expected stock price. The expected term represents the period of time that options granted are expected to be outstanding based on actual and projected employee stock option exercise behavior.

The weighted-average fair value for options granted during the years ended December 31, 2023, 2022 and 2021 were $123.47, $101.38 and $137.66, respectively. The following table represents the assumptions used for the Black-Scholes option-pricing model to determine the per share weighted-average fair value for options granted, excluding the two awards based on the Monte Carlo model discussed below:

	Year Ended December 31,		
	2023	**2022**	**2021**
Expected life (years)	5.0	5.0	5.0
Risk-free interest rate	3.6%	1.5%	0.4%
Expected volatility	35.8%	32.6%	31.2%
Expected dividend yield	0.8%	0.7%	0.4%

In addition to the stock option grants above, the Company granted 148,524 and 76,868 premium-priced stock options to the Company's then-Chief Executive Officer and then-President and Chief Operating Officer in November 2018 and January 2019, respectively. The stock options vested in November 2023 and January 2024, respectively. The fair value of each option award was estimated on the date of grant using the Monte Carlo model.

The following table reports stock option activity during the years ended December 31, 2023, 2022 and 2021 and the intrinsic value as of December 31, 2023, 2022 and 2021:

	Number of Shares	Weighted-Average Exercise Price ($)	Remaining Contractual Term	Intrinsic Value ($) (In thousands)
Outstanding at December 31, 2020	387,372	223.60		
Granted	17,897	517.88		
Canceled	(616)	394.77		
Exercised	(91,900)	107.05		
Outstanding at December 31, 2021	312,753	274.35		
Granted	23,904	352.15		
Canceled	(1,646)	421.08		
Exercised	(28,758)	157.08		
Outstanding at December 31, 2022	306,253	290.65		
Granted	13,908	358.53		
Canceled	(551)	382.12		
Exercised	(5,653)	166.34		761
Outstanding at December 31, 2023	313,957	295.74	1.1	6,214
Exercisable at December 31, 2023	202,562	285.35	0.7	5,502

The intrinsic value is the amount by which the closing price of the Company's common stock on December 31, 2023 of $292.85 or the price on the day of exercise exceeds the exercise price of the stock options multiplied by the number of shares. As of December 31, 2023, there was $2.2 million of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted-average period of 0.5 years.

Annual Service-Based Restricted Stock and Restricted Stock Unit Awards

Our annual compensation program includes share-based compensation awards as a component of certain employees' total compensation. These awards are generally vest ratably over a three-year period, subject to continued service to the Company. In addition, we grant share-based compensation awards in conjunction with certain new hires and for retention purposes. These awards generally vest over a three- or four-year period. In addition, the Company grants share-based compensation awards to its non-employee directors as part of such directors' compensation. These awards generally vest on the date of the Company's next annual stockholders' meeting, subject to continued service to the Company. Such share-based compensation awards are expensed over the requisite service period.

Annual Performance-based Performance Shares and Performance Stock Unit Awards

The Company grants performance equity awards to certain executives and certain senior managers of the firm as a component of their total compensation and in conjunction with certain new hires and for retention purposes. Annual performance equity awards generally cliff-vest on the third anniversary of the grant date based on the certification of certain performance metrics and subject to the applicable employee's continued employment with the Company. The Company has also previously granted performance-based awards with a five-year vesting period that vested in November 2023 and January 2024.

In January 2021, annual performance equity awards were granted with a three-year performance period that would vest based on the level of achievement by the Company of certain predetermined metrics, including pre-tax adjusted operating margin and market share for the years ended December 31, 2021, 2022 and 2023, subject to continued service with the Company through the vesting date. In January 2024, the Company's Compensation and Talent Committee of the Board certified the Company's performance against such metrics at 38.9%. Compensation expense for the three-year performance equity awards is measured at the grant date and expensed over the requisite service period with performance target achievement assessed at the end of each reporting period.

In January 2022 and February 2023, annual performance stock units were granted with a three-year performance period that will vest based on the level of achievement by the Company of certain predetermined metrics, including pre-tax adjusted operating margin, U.S. credit market share and revenue growth excluding U.S. credit for the following three fiscal years, including the year of grant. The final awarded payout for the awards granted in 2022 and 2023 will range from zero to 200%. Subject to the grantee's continued service, any performance equity awarded to a participant will vest on the three-year anniversary of the grant date. Compensation expense for the three-year performance stock units is measured at the grant date and expensed over the requisite service period with performance target achievement assessed at the end of each reporting period.

Other Performance Stock Unit Awards

The Company granted 37,742 and 18,914 performance shares to the Company's then-Chief Executive Officer and then-President and Chief Operating Officer in November 2018 and January 2019, respectively. The performance shares vested in November 2023 and January 2024, respectively.

In August 2021, the Company's then-Chief Financial Officer received a one-time equity award in connection with his promotion to Chief Financial Officer consisting, in part, of a performance stock unit award with a target of 1,070 shares. The award was scheduled to vest on August 1, 2024, but was forfeited upon the termination of his employment in January 2024.

In March 2022, the Company's Chief Information Officer received a one-time sign-on equity award consisting, in part, of a performance stock unit award with a target of 3,986 shares. The award will vest on March 1, 2025 after certification of the performance criteria, subject to his continued employment through such date.

In April 2023, in connection with his appointment to the position, the Company's Chief Executive Officer received a one-time equity award consisting, in part, of a performance stock unit award with a target of 5,039 shares. The performance stock units vest 25% on each of the third and fourth anniversaries of the grant date and 50% on the fifth anniversary of the grant date, subject to certification of the performance criteria and his continued service through the respective vesting dates.

Performance Equity Award Estimates

The following table reports the Company's performance payout estimates for three-year performance period awards as of December 31, 2023, as well as the target and maximum share payouts for each award date granted:

Award Date	2023 Estimate	Target	Maximum
January 15, 2021	4,739	12,185	24,370
August 1, 2021	437	1,070	2,140
January 31, 2022	11,343	18,155	36,310
March 1, 2022	2,490	3,986	7,972
February 15, 2023	14,178	18,263	36,526

Equity Grant Activity

The following table reports restricted stock, restricted stock unit, performance share and performance stock unit activity during the years ended December 31, 2023, 2022 and 2021:

	Number of Restricted Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2020	230,647	$ 224.63
Granted	47,142	
Performance share pay-out	—	
Canceled	(3,911)	
Vested	(111,268)	
Outstanding at December 31, 2021	162,610	$ 316.56
Granted	72,861	
Performance share pay-out	—	
Canceled	(8,513)	
Vested	(64,602)	
Outstanding at December 31, 2022	162,356	$ 321.04
Granted	90,242	
Performance share pay-out	12,145	
Canceled	(5,272)	
Vested	(98,927)	
Outstanding at December 31, 2023	160,544	$ 346.15

As of December 31, 2023, there was $38.4 million of total unrecognized compensation cost related to non-vested restricted stock, restricted stock units, performance shares, and performance stock units. That cost is expected to be recognized over a weighted-average period of 1.5 years.

Employee Stock Purchase Plans

The Company maintains the MarketAxess Holdings Inc. 2022 Employee Stock Purchase Plan (the "ESPP") pursuant to which a total of 121,221 shares of the Company's Common Stock will be made available for purchase by employees. For the year ended December 31, 2023, the Company issued 4,655 shares of common stock under the ESPP. As of December 31, 2023, there were 116,566 shares available for purchase under the ESPP.

12. Earnings Per Share

The following table sets forth basic and diluted weighted average shares outstanding used to compute earnings per share:

	Year Ended December 31,		
	2023	2022	2021
	(In thousands, except per share amounts)		
Basic weighted average shares outstanding	37,546	37,468	37,508
Dilutive effect of stock options and restricted stock	108	175	589
Diluted weighted average shares outstanding	37,654	37,643	38,097
Basic earnings per share	$ 6.87	$ 6.68	$ 6.88
Diluted earnings per share	6.85	6.65	6.77

Stock options and restricted stock totaling 306,678 shares, 310,447 shares and 41,240 shares for the years ended December 31, 2023, 2022 and 2021, respectively, were excluded from the computation of diluted earnings per share because their effect would have been antidilutive. The computation of diluted shares can vary among periods due, in part, to the change in the average price of the Company's common stock.

13. Credit Agreements and Short-term Financing

2021 Credit Agreement

On October 15, 2021, the Company entered into a three-year revolving credit facility (the "2021 Credit Agreement") provided by a syndicate of lenders and JPMorgan Chase Bank, N.A., as administrative agent, which provided aggregate commitments totaling $500.0 million, including a revolving credit facility, a $5.0 million letter of credit sub-limit for standby letters of credit and a $50.0 million sub-limit for swingline loans. The 2021 Credit Agreement was scheduled to mature on October 15, 2024, but was replaced by the 2023 Credit Agreement (as defined below).

The 2021 Credit Agreement required that the Company satisfy certain covenants, including a requirement to not exceed a maximum consolidated total leverage ratio. The Company incurred $0.1 million and $0.3 million of interest expense under the 2021 Credit Agreement for the years ended December 31, 2023 and 2022, respectively. The Company did not incur any interest expense under the 2021 Credit Agreement for the year ended December 31, 2021.

2023 Credit Agreement

On August 9, 2023, the Company replaced the 2021 Credit Agreement with a new three-year revolving credit facility (the "2023 Credit Agreement") provided by a syndicate of lenders and JPMorgan Chase Bank, N.A., as administrative agent, which provides aggregate commitments totaling $750.0 million, including a revolving credit facility, a $5.0 million letter of credit sub-limit for standby letters of credit and a $380.0 million sub-limit for swingline loans. The 2023 Credit Agreement will mature on August 9, 2026, with the Company's option to request up to two additional 364-day extensions at the discretion of each lender and subject to customary conditions. Subject to satisfaction of certain specified conditions, the Company is permitted to upsize the 2023 Credit Agreement by up to $375.0 million in total. As of December 31, 2023, the Company had $0.1 million in letters of credit outstanding and $749.9 million in available borrowing capacity under the 2023 Credit Agreement.

Borrowings under the 2023 Credit Agreement will bear interest at a rate per annum equal to the alternate base rate or the adjusted term Secured Overnight Financing Rate ("SOFR") rate, plus an applicable margin that varies with the Company's consolidated total leverage ratio. The 2023 Credit Agreement requires that the Company satisfy certain covenants, including a requirement not to exceed a maximum consolidated total leverage ratio. The Company incurred $0.1 million of interest expense under the 2023 Credit Agreement for the year ended December 31, 2023.

Uncommitted Collateralized Agreements

In connection with their self-clearing operations, certain of the Company's U.S. and U.K. operating subsidiaries maintain agreements with a settlement bank to allow the subsidiaries to borrow in the aggregate of up to $500.0 million on an uncommitted basis, collateralized by eligible securities pledged by the subsidiaries to the settlement bank, subject to certain haircuts. Borrowings under these agreements will bear interest at a base rate per annum equal to the higher of the upper range of the Federal Funds Rate, 0.25% or one-month SOFR, plus 1.00%.

The Company incurred $0.1 million of interest expense on borrowings under such agreements during the each of the years ended December 31, 2023 and 2021, and no interest expense on borrowings under such agreements during the year ended December 31, 2022. As of December 31, 2023, the Company had no borrowings outstanding and up to $500.0 million in available uncommitted borrowing capacity under such agreements.

Short-term Financing

Under arrangements with their settlement banks, certain of the Company's U.S. and U.K. operating subsidiaries may receive overnight financing in the form of bank overdrafts. The Company incurred interest expense on such overnight financing of $0.7 million, $0.4 million and $0.8 million during the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023, the Company had no overdrafts payable outstanding.

14. Leases

The Company has operating leases for corporate offices with initial lease terms ranging from one-year to 15 years. Certain leases contain options to extend the initial term at the Company's discretion. The Company accounts for the option to extend when it is reasonably certain of being exercised. The Company's lease agreements do not contain any material residual value guarantees, restrictions or covenants. The Company also has operating and finance leases for equipment with initial lease terms ranging from one-year to 5 years.

The following table presents the components of operating lease expense for the years ended December 31, 2023, 2022 and 2021:

Lease cost:	Classification	Year Ended December 31, 2023	2022	2021
		(In thousands)		
Operating lease cost - office space	Occupancy	$ 12,861	$ 13,015	$ 13,202
Operating lease cost for subleased/assigned properties	Other, net	—	469	2,054
Operating lease cost - equipment	Technology and communications	98	—	—
Variable lease costs	Occupancy	237	96	13
Sublease income	Other, net	—	(405)	(2,079)
Net operating lease cost		$ 13,196	$ 13,175	$ 13,190

Finance lease expense was $0.1 million for the year ended December 31, 2023.

The Company determines whether an arrangement is, or includes, a lease at contract inception. Lease right-of-use assets and liabilities are recognized at commencement date and are initially measured based on the present value of lease payments over the defined lease term. As the Company's leases do not provide an implicit rate, the Company used its incremental borrowing rate based on the information available at the adoption date in determining the present value of lease payments.

The weighted average remaining lease term and weighted average discount rate are as follows:

Lease Term and Discount Rate	As of December 31, 2023	December 31, 2022
Weighted average remaining lease term (in years) - operating leases	9.6	10.6
Weighted average discount rate - operating leases	6.0%	5.9%
Weighted average remaining lease term (in years) - finance leases	1.8	—
Weighted average discount rate - finance leases	7.2%	—

The following table presents the maturity of lease liabilities as of December 31, 2023:

	Operating Leases	Finance Leases
	(In thousands)	
2024	$ 12,986	$ 117
2025	12,093	88
2026	11,521	—
2027	8,956	—
2028	8,602	—
2029 and thereafter	51,269	—
Total lease payments	105,427	205
Less: imputed interest	25,750	13
Present value of lease liabilities	$ 79,677	$ 192

15. Commitments and Contingencies

Legal

In the normal course of business, the Company and its subsidiaries included in the consolidated financial statements may be involved in various lawsuits, proceedings and regulatory examinations. The Company assesses its liabilities and contingencies in connection with outstanding legal proceedings, if any, utilizing the latest information available. For matters where it is probable that the Company will incur a material loss and the amount can be reasonably estimated, the Company will establish an accrual for the loss. Once established, the accrual will be adjusted to reflect any relevant developments. When a loss contingency is not both probable and estimable, the Company does not establish an accrual.

Based on currently available information, the outcome of the Company's outstanding matters is not expected to have a material adverse impact on the Company's financial position. It is not presently possible to determine the ultimate exposure to these matters and there is no assurance that the resolution of the outstanding matters will not significantly exceed any reserves accrued by the Company.

Other

The Company, through certain of its subsidiaries, executes securities transactions between its institutional investor and broker-dealer clients on a matched principal basis by serving as counterparty to both the buyer and the seller in trades. The Company's operating subsidiaries settle such transactions pursuant to their self-clearing operations or through the use of third-party clearing brokers or settlement agents. Settlement typically occurs within one to two trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded. Under both the self-clearing and the third-party clearing models, the Company may be exposed to credit risk in the event a counterparty does not fulfill its obligation to complete a transaction or if there is an error in executing a matched principal transaction. Pursuant to the terms of the securities clearing agreements, each third-party clearing broker has the right to charge the Company for any losses they suffer resulting from a counterparty's failure on any of the Company's trades. The Company did not record any liabilities or losses with regard to counterparty failures for the years ended December 31, 2023, 2022 and 2021, respectively.

In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and indemnification provisions. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

16. Segment and Geographic Information

The Company operates electronic platforms for the trading of fixed-income securities and provides related data, analytics, compliance tools, post-trade services and technology services. The Company considers its operations to constitute a single business segment because of the highly integrated nature of these products and services, the financial markets in which the Company competes and the Company's worldwide business activities. The Company believes that results by geographic region or client sector are not necessarily meaningful in understanding its business.

For the years ended December 31, 2023, 2022 and 2021, the U.K. was the only individual foreign country in which the Company had a subsidiary that accounted for 10% or more of the total revenues or total long-lived assets. Revenues and long-lived assets are attributed to a geographic area based on the location of the particular subsidiary. Long-lived assets are defined as furniture, equipment, leasehold improvements and capitalized software. Revenues for the years ended December 31, 2023, 2022 and 2021, and long-lived assets as of December 31, 2023 and 2022 were as follows:

	Year Ended December 31,					
	2023		**2022**		**2021**	
	(In thousands)					
Revenues						
Americas	$	597,145	$	581,935	$	568,918
Europe		136,989		119,112		110,068
Asia		18,413		17,253		19,965
Total	$	752,547	$	718,300	$	698,951

		As of		
		December 31, 2023		**December 31, 2022**
		(In thousands)		
Long-lived assets, as defined				
Americas	$	87,513	$	82,008
Europe		14,717		17,723
Asia		441		525
Total	$	102,671	$	100,256

17. Retirement and Deferred Compensation Plans

The Company, through its U.S. and U.K. subsidiaries, offers its employees the opportunity to invest in defined contribution plans. For the years ended December 31, 2023, 2022 and 2021, respectively, the Company contributed $7.6 million, $6.1 million and $5.8 million, respectively, to the plans.

The Company offers a non-qualified deferred cash incentive plan to certain officers and other employees. Under the plan, eligible employees may defer up to 100% of their annual cash incentive pay. The Company has elected to fund its deferred compensation obligations through a rabbi trust. The rabbi trust is subject to creditor claims in the event of insolvency, but such assets are not available for general corporate purposes. Assets held in the rabbi trust are invested in mutual funds, as selected by the participants, which are designated as trading securities and carried at fair value. As of December 31, 2023 and 2022, the fair value of the mutual fund investments and deferred compensation obligations were $10.5 million and $9.4 million, respectively. Changes in the fair value of securities held in the rabbi trust and offsetting increases or decreases in the deferred compensation obligation are recognized in other, net in the Company's Consolidated Statements of Operations.

18. Cash and Cash Equivalents and Restricted Cash

The following table provides a reconciliation of cash and cash equivalents together with restricted or segregated cash as reported within the Consolidated Statements of Financial Condition to the sum of the same such amounts shown in the Consolidated Statements of Cash Flows:

	Statement of Financial Condition Location	As of December 31,					
		2023		**2022**		**2021**	
		(In thousands)					
Cash and cash equivalents	Cash and cash equivalents	$	451,280	$	430,746	$	506,735
Cash segregated for regulatory purposes	Cash segregated under federal regulations		45,122		50,947		50,159
Deposits with clearing organizations and broker-dealers	Receivables from broker-dealers, clearing organizations and customers		115,151		88,923		68,565
Other deposits	Prepaid expenses and other assets		119		2,048		108
Total		$	611,672	$	572,664	$	625,567

19. Parent Company Information

The following tables present Parent Company-only financial information that should be read in conjunction with the consolidated financial statements of the Company.

MarketAxess Holdings Inc.
(Parent Company Only)
Condensed Statements of Financial Condition

	As of			
	December 31, 2023		**December 31, 2022**	
	(In thousands)			
ASSETS				
Cash and cash equivalents	$	65,951	$	43,909
Investments, at fair value		30,225		5,343
Accounts receivable		1,923		769
Receivable from subsidiaries		18,010		8,962
Intangible assets, net of accumulated amortization		21		23
Furniture, equipment, leasehold improvements and capitalized software, net of accumulated depreciation and amortization		17,644		19,557
Operating lease right-of-use assets		55,113		57,402
Investments in subsidiaries		1,140,798		985,222
Prepaid expenses and other assets		45,140		41,511
Income and other tax receivable		7,674		11,474
Total assets	$	1,382,499	$	1,174,172
LIABILITIES AND STOCKHOLDERS' EQUITY				
Liabilities				
Accrued employee compensation		8,589	$	9,693
Income and other tax liabilities		3,000		12
Accounts payable, accrued expenses and other liabilities		8,212		11,087
Operating lease liabilities		69,735		72,287
Total liabilities		89,536		93,079
Stockholders' equity				
Preferred stock		—		—
Series A Preferred Stock		—		—
Common stock voting		123		123
Common stock non-voting		—		—
Additional paid-in capital		333,292		345,468
Treasury stock		(260,298)		(328,326)
Retained earnings		1,244,216		1,101,525
Accumulated other comprehensive loss		(24,370)		(37,697)
Total stockholders' equity		1,292,963		1,081,093
Total liabilities and stockholders' equity	$	1,382,499	$	1,174,172

MarketAxess Holdings Inc.
(Parent Company Only)
Condensed Statements of Operations

	Year Ended December 31,		
	2023	**2022**	**2021**
	(In thousands)		
Revenues	$ 270,700	$ 257,200	$ 173,000
Expenses			
Employee compensation and benefits	13,938	17,655	17,887
Depreciation and amortization	2,153	2,136	2,123
Professional and consulting fees	5,828	5,528	7,081
General and administrative	2,301	3,081	3,620
Total expenses	24,220	28,400	30,711
Operating income	246,480	228,800	142,289
Other income (expense)			
Interest income	3,557	272	132
Interest expense	(155)	(271)	—
Equity in earnings of unconsolidated affiliate	735	1,126	—
Other, net	(369)	(2,633)	(2,950)
Total other income (expense)	3,768	(1,506)	(2,818)
Income before income taxes and equity in undistributed earnings of subsidiaries	250,248	227,294	139,471
Benefit from income taxes	(5,586)	(7,710)	(6,472)
Income before equity in undistributed income of subsidiaries	255,834	235,004	145,943
Equity in undistributed income of subsidiaries	2,221	15,220	111,945
Net income	258,055	250,224	257,888
Other comprehensive income (loss), net	13,327	(24,367)	(8,680)
Comprehensive income	$ 271,382	$ 225,857	$ 249,208

MarketAxess Holdings Inc.
(Parent Company Only)
Condensed Statements of Cash Flows

	Year Ended December 31,		
	2023	2022	2021
	(In thousands)		
Cash flows from operating activities			
Net income	$ 258,055	$ 250,224	$ 257,888
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	2,153	2,136	2,123
Amortization of operating lease right-of-use assets	3,361	3,347	4,484
Stock-based compensation expense	9,725	12,554	12,706
Deferred taxes	101	(5,076)	1,712
Equity in undistributed income of subsidiaries	(2,221)	(15,220)	(111,945)
Other	(4,675)	441	—
Changes in operating assets and liabilities:			
(Increase)/decrease in accounts receivable	(1,154)	(769)	178
Decrease in receivable from subsidiaries	5,474	7,931	47,371
Decrease/(increase) in prepaid expenses and other assets	1,296	(1,175)	(219)
(Increase)/decrease in mutual funds held in rabbi trust	(189)	984	(1,516)
(Decrease)/increase in accrued employee compensation	(1,104)	(1,372)	824
(Increase)/decrease in income and other tax receivables	3,800	(9,711)	7,265
Increase/(decrease) increase in income and other tax liabilities	2,287	62	(143)
(Decrease)/increase in accounts payable, accrued expenses and other liabilities	(861)	443	(607)
(Decrease) in operating lease liabilities	(3,624)	(3,689)	(4,673)
Net cash provided by operating activities	272,424	241,110	215,449
Cash flows from investing activities			
Acquisition of business, net of cash and cash equivalents acquired	(81,161)	—	(17,079)
Acquisition of equity method investment	—	(34,400)	—
Investments in subsidiaries	(10,058)	(8,326)	—
Available-for-sale investments			
Proceeds from maturities and sales	4,454	—	—
Purchases	(28,818)	—	—
Purchases of furniture, equipment and leasehold improvements	(239)	(96)	(198)
Net cash (used in) investing activities	(115,822)	(42,822)	(17,277)
Cash flows from financing activities			
Cash dividend on common stock	(109,658)	(105,942)	(99,791)
Exercise of stock options	940	672	7,096
Withholding tax payments on restricted stock vesting and stock option exercises	(25,839)	(23,404)	(33,890)
Repurchases of common stock	—	(87,540)	(63,189)
Proceeds from short-term borrowings	100,000	100,000	—
Repayments of short-term borrowings	(100,000)	(100,000)	—
Net cash (used in) financing activities	(134,557)	(216,214)	(189,774)
Effect of exchange rate changes on investments	(3)	15	(2,324)
Cash and cash equivalents including restricted cash			
Net increase (decrease) for the period	22,042	(17,911)	6,073
Beginning of period	43,909	61,820	55,747
End of period	$ 65,951	$ 43,909	$ 61,820

MarketAxess Holdings Inc.
(Parent Company Only)
Condensed Statements of Cash Flows (Continued)

	Year Ended December 31,		
	2023	**2022**	**2021**
	(In thousands)		
Supplemental cash flow information:			
Cash paid for income taxes	$ 55,784	$ 65,764	$ 41,103
Cash paid for interest	35	271	—
Non-cash investing and financing activity:			
Exercise of stock options - cashless	$ —	$ 3,845	$ 2,750
Right-of-use assets obtained in exchange for operating lease liabilities	1,072	—	—
Treasury stock used for acquisition of business	43,841	—	—

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.*

None.

Item 9A. *Controls and Procedures.*

Our management, including the Chief Executive Officer and Interim Chief Financial Officer, evaluated the effectiveness of our "disclosure controls and procedures," as that term is defined in Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Exchange Act, as of December 31, 2023. Based on that evaluation, the Chief Executive Officer and Interim Chief Financial Officer concluded that the disclosure controls and procedures are effective to ensure that information required to be disclosed by MarketAxess in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and to ensure that information is accumulated and communicated to our management, including the Chief Executive Officer and Interim Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2023 identified in connection with the evaluation thereof by our management, including the Chief Executive Officer and Interim Chief Financial Officer, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's annual report on internal control over financial reporting and the report of our independent registered public accounting firm appears in Part II, Item 8. *Financial Statements and Supplementary Data* of this Annual Report on Form 10-K.

Item 9B. *Other Information.*

(b) Trading Plans

In the fourth quarter of 2023, no director or officer (as defined in Exchange Act Rule 16a-1(f)) of the Company adopted or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement for the purchase or sale of securities of the Company, within the meaning of Item 408 of Regulation S-K, except as follows:

Scott Pintoff, General Counsel & Corporate Secretary, adopted a trading arrangement intended to satisfy Rule 10b5-1(c) on December 7, 2023, for the sale of up to 1,500 shares of the Company's common stock, subject to certain conditions. The arrangement's expiration date is February 18, 2025.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.*

Not applicable.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance.*

The information required by this item is incorporated herein by reference to the sections entitled "Proposal 1 — Election of Directors," "Corporate Governance and Board Matters," and "Executive Officers" in our definitive Proxy Statement (the "Proxy Statement") for the Annual Meeting of Stockholders to be held in the second quarter of 2024. We intend to file the Proxy Statement within 120 days after the end of our fiscal year (i.e., on or before April 30, 2024). Our Code of Conduct, applicable to directors and all employees, including senior financial officers, and our Code of Ethics of the Chief Executive Officer and Senior Financial Officers, including the Interim Chief Financial Officer (the "Code of Ethics"), are available on our website at www.marketaxess.com. If we make any amendments to or waivers from our Code of Ethics that are required to be disclosed pursuant to the Exchange Act, we will make such disclosures on our website.

Item 11. *Executive Compensation.*

The information required by this item is incorporated herein by reference to the sections entitled "Compensation Discussion and Analysis," "Report of the Compensation and Talent Committee of the Board of Directors," "Executive Compensation" and "Corporate Governance and Board Matters – Director compensation" in our Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information required by this item with respect to the security ownership of certain beneficial owners and management is incorporated herein by reference to the section entitled "Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement.

Equity Compensation Plan Information

The following table provides certain information regarding common stock authorized for issuance under our incentive plan as of December 31, 2023:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by stockholders	313,957	$ 295.74	2,436,113

Item 13. *Certain Relationships and Related Transactions, and Director Independence.*

The information required by this item is incorporated herein by reference to the section entitled "Certain Relationships and Related Party Transactions" in our Proxy Statement.

Item 14. *Principal Accounting Fees and Services.*

The information required by this item is incorporated herein by reference to the section entitled "Proposal 2 – Ratification of Selection of Independent Registered Public Accounting Firm – Audit and other fees" in our Proxy Statement.

PART IV

Item 15. *Exhibits and Financial Statement Schedules.*

(a) Financial Statements and Schedules

The financial statements are set forth under Item 8 of this Annual Report on Form 10-K. Financial statement schedules have been omitted since they are either not required, not applicable, or the information is otherwise included.

(b) Exhibit Listing

Number	Description
3.1(a)	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.2 to Amendment No.2 to the registrant's Registration Statement on Form S-1 dated May 7, 2004 (Registration No. 333-112718))
3.1(b)	Form of Certificate of Designation of Series A Preferred Stock of MarketAxess Holdings Inc. (incorporated by reference to Exhibit 3.1 to the registrant's Registration Statement on Form 8-A dated June 3, 2008)
3.2(a)	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.4 to Amendment No.2 to the registrant's Registration Statement on Form S-1 dated May 7, 2004 (Registration No. 333-112718))
3.2(b)	Amendment No. 1 to the Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K dated January 25, 2013)
4.1	Specimen Common Stock certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the registrant's Registration Statement on Form S-1 dated May 7, 2004 (Registration No. 333-112718))
4.2(a)	See Exhibits 3.1 for provisions defining the rights of holders of common stock and non-voting common stock of the registrant
4.2(b)	See Exhibits 3.2 for provisions defining the rights of holders of common stock and non-voting common stock of the registrant
4.3	Description of registrant's securities (incorporated by reference to Exhibit 4.3 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2019)
10.1	Credit Agreement, dated as of October 15, 2021, among MarketAxess Holdings Inc., a Delaware corporation, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated October 15, 2021)+
10.2	First Amendment, dated March 28, 2023, to Credit Agreement, dated as of October 15, 2021, by and among MarketAxess Holdings Inc., as borrower, a syndicate of lenders and JPMorgan Chase Bank, N.A., as administrative agent, and certain other financial institutions party thereto (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated March 31, 2023)+
10.3	Credit Agreement, dated as of August 9, 2023, among MarketAxess Holdings Inc., a Delaware corporation, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the registrant's Current Report in Form 8-K dated August 9, 2023).+
10.4	Membership Interest Purchase Agreement, dated as of August 5, 2023, by and among MarketAxess Holdings Inc., Pragma Weeden Holdings LLC, Pragma Financial Systems LLC, Pragma LLC and David Mechner (solely for purposes specified therein) (incorporated by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2023.†+
10.5	MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to the registrant's Registration Statement on Form S-8 filed on June 10, 2020)#

10.6   MarketAxess Holdings Inc. 2012 Incentive Plan as Amended and Restated Effective June 7, 2016 (incorporated by reference to Appendix A to the registrant's Proxy Statement for its Annual Meeting for Stockholders held on June 7, 2016, filed on April 25, 2016)#

10.7   Amendment Number One to the MarketAxess Holdings Inc. 2012 Incentive Plan as Amended and Restated Effective June 7, 2016 (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated April 21, 2017)#

10.8   Amendment to the MarketAxess Holdings Inc. 2012 Incentive Plan (Amended and Restated Effective June 7, 2016), as amended (incorporated by reference to Appendix A to the registrant's Proxy Statement for its Annual Meeting of Stockholders held on June 7, 2018, filed April 25, 2018)#

10.9   MarketAxess Holdings Inc. 2004 Annual Performance Incentive Plan (incorporated by reference to Exhibit 10.11 to Amendment No. 2 to the registrant's Registration Statement on Form S-1 dated May 7, 2004 (Registration No. 333-112718))#

10.10   MarketAxess Holdings Inc. 2022 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.1 to the registrant's Registration Statement on Form S-8 filed on June 8, 2022)#

10.11   MarketAxess Holdings Inc. 2009 Employee Performance Incentive Plan, as amended (incorporated by reference to Exhibit 10.5 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2021)#

10.12   MarketAxess Holdings Inc. Nonqualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.6 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2021)#

10.13   Form of Indemnification Agreement for Directors (incorporated by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2017)#

10.14   Guidelines for Restricted Stock Units granted under the MarketAxess Holdings Inc. 2012 Incentive Plan (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated January 19, 2011)#

10.15   Form of Performance Share Award Agreement for Christopher R. Concannon pursuant to the MarketAxess Holdings Inc. 2012 Incentive Plan (incorporated by reference to Exhibit 10.3 to the registrant's Current Report on Form 8-K dated January 4, 2019)#

10.16   Form of Incentive Stock Option Agreement for Christopher R. Concannon pursuant to the MarketAxess Holdings Inc. 2012 Incentive Plan (incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K dated January 4, 2019)#

10.17   Employment Letter Agreement, dated as of January 15, 2015, by and between MarketAxess Holdings Inc. and Richard M. McVey (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated January 15, 2015)#

10.18   Amendment to Richard M. McVey Employment Agreement, dated as of January 12, 2017, by and between MarketAxess Holdings Inc. and Richard M. McVey (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated January 6, 2017)#

10.19   Second Amendment to Richard M. McVey Employment Agreement, dated as of November 6, 2018, by and between MarketAxess Holdings Inc. and Richard M. McVey (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated November 6, 2018)#

10.20   Employment Letter Agreement dated as of January 6, 2023, by and between Richard M. McVey and MarketAxess Holdings Inc. (incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K dated January 9, 2023)#

10.21   Incentive Stock Option Agreement, dated as of November 8, 2018, by and between MarketAxess Holdings Inc. and Richard M. McVey (incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K dated November 6, 2018)#

10.22   Incentive Stock Option Agreement, dated as of November 8, 2018, by and between MarketAxess Holdings Inc. and Richard M. McVey (incorporated by reference to Exhibit 10.3 to the registrant's Current Report on Form 8-K dated November 6, 2018)#

10.23   Performance Award Agreement, dated as of November 8, 2018, by and between MarketAxess Holdings Inc. and Richard M. McVey (incorporated by reference to Exhibit 10.4 to the registrant's Current Report on Form 8-K dated November 6, 2018)#

10.24   Performance Award Agreement, dated as of November 8, 2018, by and between MarketAxess Holdings Inc. and Richard M. McVey (incorporated by reference to Exhibit 10.5 to the registrant's Current Report on Form 8-K November 6, 2018)#

10.25   Contract of Employment, dated March 15, 2017, between MarketAxess Europe Limited and Christophe Roupie (incorporated by reference to Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2017)#

10.26   Employment Letter Agreement, dated as of January 7, 2019, by and between MarketAxess Holdings Inc. and Christopher R. Concannon (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated January 4, 2019)#

10.27   Employment Letter Agreement dated as of January 6, 2023, by and between Christopher R. Concannon and MarketAxess Holdings Inc. (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated January 9, 2023)#

10.28   Form of Restricted Stock Unit Award Agreement for Christopher R. Concannon pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan. (incorporated by reference to Exhibit 10.3 to the registrant's Current Report on Form 8-K dated January 9, 2023)#

10.29   Form of Performance Stock Unit Agreement for Christopher R. Concannon pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan. (incorporated by reference to Exhibit 10.4 to the registrant's Current Report on Form 8-K dated January 9, 2023)#

10.30   Form of 2021 Restricted Stock Unit Agreement (Deferred) for U.S. based Executive Officers pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.13 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2020)#

10.31   Form of 2021 Restricted Stock Unit Agreement (Non-Deferred) for U.S. based Executive Officers pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.14 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2020)#

10.32   Guidelines for Restricted Stock Units granted under the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.15 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2020)#

10.33   Form of 2021 Performance Stock Unit Agreement for U.S. based Executive Officers pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.16 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2020)#

10.34   Form of 2021 Incentive Stock Option Agreement for U.S. based Executive Officers pursuant to the MarketAxess Holdings Inc. 2020 Incentive Plan (incorporated by reference to Exhibit 10.17 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2020)#

10.35   Form of 2021 Restricted Stock Agreement for U.K. based Executive Officers pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.18 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2020)#

10.36   Form of 2021 Restricted Stock Agreement (Performance) for U.K. based Executive Officers pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.19 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2020)#

10.37   Form of Restricted Stock Agreement for Directors pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.20 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2020)#

10.38   Form of Restricted Stock Unit Agreement for Directors pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.21 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2020)#

10.39   Form of 2022 and 2023 Restricted Stock Unit Agreement (Deferred) for U.S. based Executive Officers pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q dated April 27, 2022)#

10.40   Form of 2022 and 2023 Restricted Stock Unit Agreement (Non-Deferred) for U.S. based Executive Officers pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q dated April 27, 2022)#

10.41   Form of 2022 and 2023 Performance Stock Unit Agreement for Mr. McVey pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q dated April 27, 2022)#

10.42   Form of 2022 and 2023 Performance Stock Unit Agreement for U.S. based Executive Officers other than Mr. McVey pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the registrant's Quarterly Report on Form 10-Q dated April 27, 2022)#

10.43   Form of 2022 and 2023 Incentive Stock Option Agreement for Mr. McVey pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q dated April 27, 2022)#

10.44   Form of 2022 and 2023 Incentive Stock Option Agreement for U.S. based Executive Officers other than Mr. McVey pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to the registrant's Quarterly Report on Form 10-Q dated April 27, 2022)#

10.45   Form of 2022 and 2023 Restricted Stock Unit Agreement for U.K. based Executive Officers pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the registrant's Quarterly Report on Form 10-Q dated April 27, 2022)#

10.46   Form of 2022 and 2023 Performance Stock Unit Agreement for U.K. based Executive Officers pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to the registrant's Quarterly Report on Form 10-Q dated April 27, 2022)#

10.47   Form of Restricted Stock Unit (Buyout) for Naineshkumar Panchal pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 to the registrant's Quarterly Report on Form 10-Q dated April 27, 2022)#

10.48   Severance Protection Agreement, dated as of July 31, 2020, by and between MarketAxess Holdings Inc. and Scott Pintoff (incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K dated July 31, 2020)#

10.49   Severance Protection Agreement, dated as of July 31, 2020, by and between MarketAxess Holdings Inc. and Kevin McPherson (incorporated by reference to Exhibit 10.3 to the registrant's Current Report on Form 8-K dated July 31, 2020)#

10.50   Severance Protection Agreement, dated as of March 1, 2022, by and between MarketAxess Holdings Inc. and Naineshkumar Shantilal Panchal (incorporated by reference to Exhibit 10.52 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2022)#

10.51   Proprietary Information and Non-Competition Agreement, dated as of March 1, 2022, by and between MarketAxess Holdings Inc. and Naineshkumar Shantilal Panchal (incorporated by reference to Exhibit 10.53 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2022)#

10.52	MarketAxess Europe Limited Severance Protection Agreement, dated as of July 31, 2020, by and between MarketAxess Europe and Christophe Roupie (incorporated by reference to Exhibit 10.5 to the registrant's Current Report on Form 8-K dated July 31, 2020)#
10.53	Form of Amendment of Severance Protection Agreement for U.S. based Executive Officers, except Messrs. Gerosa and Panchal (incorporated by reference to Exhibit 10.27 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2020)#
10.54	Form of Amendment of Severance Protection Agreement for U.K. based Executive Officers (incorporated by reference to Exhibit 10.28 to the registrant's Annual report on Form 10-K for the year ended December 31, 2020)#
10.55	Severance Protection Agreement, dated as of August 12, 2021, by and between MarketAxess Holdings Inc. and Christopher N. Gerosa (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated August 12, 2021)#
10.56	Offer Letter, dated November 24, 2021, by and between MarketAxess Holdings Inc. and Naineshkumar Shantilal Panchal (incorporated by reference to Exhibit 10.32 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2021)#†
21.1*	Subsidiaries of the Registrant
23.1*	Consent of PricewaterhouseCoopers LLP
31.1*	Certification by Chief Executive Officer and Interim Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification by Chief Executive Officer and Interim Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	MarketAxess Holdings Inc. Erroneously Awarded Compensation Recovery Policy
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	The cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2023 has been formatted in Inline XBRL and is included in Exhibits 101.

* Filed herewith.

† Certain confidential information, identified by bracketed asterisks "[*****]" has been omitted from this exhibit pursuant to Item 601(b)(10) of Regulation S-K because it is both (i) not material and (ii) is the type that the registrant treats as private or confidential.
+ Certain schedules and other similar attachments to this exhibit have been omitted from this filing pursuant to Item 601(a)(5) of Regulation S-K. The registrant will provide a copy of such omitted documents to the Securities and Exchange Commission upon request.
# Management contract or compensatory plan or arrangement.

Item 16. *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARKETAXESS HOLDINGS INC.

By: /s/ CHRISTOPHER R. CONCANNON
Christopher R. Concannon
Chief Executive Officer and Interim Chief Financial Officer

Date: February 22, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title(s)	Date
/s/ CHRISTOPHER R. CONCANNON Christopher R. Concannon	Director, Chief Executive Officer and Interim Chief Financial Officer (principal executive officer and interim principal financial officer)	February 22, 2024
/s/ MICHAEL R. CIANCIULLI Michael R. Cianciulli	Head of External Reporting (interim principal accounting officer)	February 22, 2024
/s/ RICHARD M. MCVEY Richard M. McVey	Executive Chairman of the Board of Directors	February 22, 2024
/s/ NANCY ALTOBELLO Nancy Altobello	Director	February 22, 2024
/s/ STEVEN L. BEGLEITER Steven L. Begleiter	Director	February 22, 2024
/s/ STEPHEN P. CASPER Stephen P. Casper	Director	February 22, 2024
/s/ JANE CHWICK Jane Chwick	Director	February 22, 2024
/s/ WILLIAM CRUGER William Cruger	Director	February 22, 2024
/s/ KOURTNEY GIBSON Kourtney Gibson	Director	February 22, 2024
/s/ CARLOS M. HERNANDEZ Carlos M. Hernandez	Director	February 22, 2024
/s/ RICHARD G. KETCHUM Richard G. Ketchum	Director	February 22, 2024
/s/ EMILY PORTNEY Emily Portney	Director	February 22, 2024
/s/ RICHARD PRAGER Richard Prager	Director	February 22, 2024

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